03034004

82- SUBMISSIONS FACING SHEET

BEST AVAILABLE COPY

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME British Land Company plc

*CURRENT ADDRESS 10 Cornwall Terrace
Regent's Park
London NW1 4QP
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

FILE NO. 82- 34741 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/1/03

SUPPL

coform

03 JUN 26 AM 7:21

88(2)

Return of Allotment of Shares

82-34741

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	04	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY 25P		
Number allotted	1,786		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£3.9875		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A05 COMPANIES HOUSE 0068 01/05/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: MR D A HIGGS	ORDINARY 25P	376
Address: 41 UPPER ADDISON GARDENS LONDON		
UK postcode: W14 8AJ		
Name: LORD TERENCE BURNS	ORDINARY 25P	376
Address: 13 NORTH AVENUE EALING LONDON		
UK postcode: W13 8AP		
Name: C GIBSON-SMITH	ORDINARY 25P	1,034
Address: LANSDOWNE WHITE LANE GUILDFORD SURREY		
UK postcode: GU4 8PR		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed *[signature]* Date *28/4/05.*

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CLIVE PHILP, THE BRITISH LAND COMPANY PLC,
10 CORNWALL TERRACE, REGENT'S PARK
NW1 4QP Tel 020 7467 2896
DX number DX exchange

coform

G

CHFP010

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use

Company Number: 621920

Please do not write in space below. For Inland Revenue use only.

Name of company

* Insert full name of company

* THE BRITISH LAND COMPANY PLC

NOTE:

This return must be delivered to the Re[illegible]ar within a per[illegible] of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

§A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	2,500,000		
Nominal value of each share	0·25p		
Date(s) on which the shares were delivered to the company	BETWEEN 24/03/03 AND 31/03/03		
Maximum prices paid for each share §	416·5p		
Minimum prices paid for each share §	408·5p		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 10,267,652·90
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 51,340·00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 02/04/03

Presentor's name, address and reference (if any):

For official use

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX:15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7438 7252 / 7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may b incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX: 235 Edinburgh

G

CHFP010

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

03 JUN 26 AM 7:21

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (address overleaf)

For official use

Company Number: 621920

Please do not write in space below. For Inland Revenue use only.

Name of company

* Insert full name of company

* THE BRITISH LAND COMPANY PLC

NOTE:

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Shares were purchased by the company under section 162 of the above Act as follows:

§A private company is not required to give this information

Class of shares	ORDINARY		
Number of shares purchased	2,350,000		
Nominal value of each share	0·25p		
Date(s) on which the shares were delivered to the company	BETWEEN 21/02/03 AND 18/03/03		
Maximum prices paid for each share §	422p		
Minimum prices paid for each share §	402p		

The aggregate amount paid by the company for the shares to which this return relates was:	£9,632,559·20
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£48,165·00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 18.3.03

Presentor's name, address and reference (if any):

For official use

General Section

Post room

confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX:15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7438 7252 / 7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX: 235 Edinburgh

ICSA SOFTWARE

BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

88(2)

Return of Allotment of shares

03 JUN 26 AM 7:21

Company Number: 621920

Company Name in full: THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1675		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	347p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name: CAROLINE LOUISE RODGERS Address: 26A LOUISVILLE ROAD TOOTING, LONDON UK Postcode: SW17 8RW		Class of shares allotted: ORDINARY	Number allotted: 1675
Name: Address: UK Postcode:		Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:		Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:		Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:		Class of shares allotted: TOTAL	Number allotted: 1675.

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Caroline Taylor
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
London
NW1 4QP

Blueprint 2000 Company Secretary

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

03 JUN 2003 7:21

Company Number	621920
Company Name in full	THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	02	2003	26	02	2003

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1283		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	347p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: JAMES CAMPBELL	Class of shares allotted: ORDINARY	Number allotted: 167
Address: 26 BROOKHILL WAY RUSHMERE ST ANDREW IPSWICH SUFFOLK		
UK postcode: IP4 5UL		
Name: PETER EARL	Class of shares allotted: ORDINARY	Number allotted: 1116
Address: 88A ST GEORGES SQUARE PIMLICO LONDON		
UK postcode: SW1V 3QX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Caroline Taylor
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
London
NW1 4QP

Blueprint 2000 Company Secretary

M

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

COMPANIES FORM No. 395

Particulars of a mortgage or charge

395

A fee of £10 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

FEE 03 JUN 26 AM 7:21

145298/60

To the Registrar of Companies
(Address overleaf - Note 6)

For official use: 14

Company number: 621920

Name of company

* The British Land Company PLC

Date of creation of the charge

21 February 2003

Description of the instrument (if any) creating or evidencing the charge (note 2)

A Share Charge Deed (the "Share Charge Deed") dated 21 February 2003 between The British Land Company PLC (as "British Land") and Royal Exchange Trust Company Limited (as "Trustee") relating to a Broadgate group restructuring.

Amount secured by the mortgage or charge

The "British Land Secured Liabilities" which means all moneys, debts and liabilites from time to time due, owing or incurred by British Land to each Property Company under the representation, warranty and covenant given in the Amended Tax Deed of Covenant that prior to the taking (whether by act, ommission or otherwise) of any step which could give rise to any liability to Tax of a Property Company (whether pursuant to Section 179 of the Taxation of Chargeable Gains Act 1992 or otherwise) as a result of that company ceasing to be treated as a member of a group of companies for the purposes of Section 170 of the Taxation of Chargeable Gains Act 1992 with any other person, British Land shall pay to each Property Company in respect of which such a liability to Tax will arise an amount equal to the amount of any such liability (as determined by the auditors of the relevant Property Company).
For definitions see Continuation Sheets 1-3.

Names and addresses of the mortgagees or persons entitled to the charge

Royal Exchange Trust Company Limited
Guildhall House
81/87 Gresham Street
London

Postcode EC2V 7QE

Presentor's name address and reference (if any):

Simmons & Simmons
CityPoint
One Ropemaker Street
London
EC2Y 9SS

FMDBK/Z61168/KFM

Time critical reference

For official Use
Mortgage Section | Post room

COMPANIES HOUSE 27/02/03

Short particulars of all the property mortgaged or charged

By way of continuing security for the payment, discharge and performance of the British Land Secured Liabilities, British Land charged with full title guarantee in favour of the Trustee on trust for itself and the Property Companies by way of first fixed charge all of the Shares (whether registered in British Land's name or in the name(s) of its nominee(s) for the time being) together with all future shares or securities, rights, dividends, monies, warrants or property paid, accruing or deriving directly or indirectly therefrom at any time by way of redemption, bonus, preference, option, dividend, interest, consolidation, sub-division or otherwise and all other shares of British Land City Limited ("BL City") at any time beneficially owned by it and all rights, dividends, monies, warrants or property paid, accruing or deriving directly or indirectly therefrom at any time.

British Land covenants it will not, save as required by the Trustee, create or permit to subsist any Security Interest (other than the security created by the Share Charge Deed or as may be permitted by the other Borrower Documents) over, or in any way sell, transfer, assign or dispose of, all or any part of the Secured Assets or any of its rights against BL City in respect thereof (other than as permitted by the Borrower Documents).

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

None.

Signed [signature] Date 27 February 2003

On behalf of [company] [~~mortgagee/chargee~~]†

A fee of £10 is payable to Companies House in respect of each register entry for a mortgage or charge. (See Note 5)

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395). If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398). A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar. The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body. A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No. 398 is submitted.

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage" or "Legal charge", etc, as the case may be, should be given.

3 In this section there should be inserted the amount or rate per cent. of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his;
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return. The rate of interest payable under the terms of the debentures should not be entered.

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet.

5 Cheques and Postal Orders are to be made payable to **Companies House.**

6 The address of the Registrar of Companies is:-

Continuation Sheet 1: Definitions

The British Land Company PLC
621920

"<u>Amended Tax Deed of Covenant</u>" means the tax deed of covenant dated 14 May 1999 between, amongst others, British Land and Royal Exchange Trust Company Limited as amended and restated by an amendment and restatement deed dated 21 February 2003 between, amongst others, British Land and Royal Exchange Trust Company Limited;

"<u>Borrower Documents</u>" is defined in the Borrower Master Definitions Agreement dated 14 May 1999 as meaning each of:

(a) the Borrower Bank Agreement;

(b) the Borrower Cash Management Agreement;

(c) the Cap Agreement;

(d) the Cap Guarantee;

(e) the Note Subscription Agreement;

(f) the Secured Note Trust Deed and Secured Notes;

(g) the Unsecured Note Trust Deed and Unsecured Notes;

(h) the Secured Note Agency Agreement;

(i) the Unsecured Note Agency Agreement;

(j) the Borrower Deed of Charge;

(k) the Tax Deed of Covenant;

(l) the British Land Share Charge Deed;

(m) the Holdings Share Charge Deed;

(n) the Intercompany Subordinated Loan Agreement;

(o) the Intra-Group Subordinated Loan Deed;

(p) the Property Management Agreement;

(q) the G.U. Loan Agreement;

(r) the Secured Note Pre-2045 Call Option Agreement;

(s) the Unsecured Note Pre-2045 Call Option Agreement;

(t) the Pursuit of Third Parties Deeds;

Continuation Sheet 2: Definitions

The British Land Company PLC
621920

(u) the Deeds of Pre-Emption; and

(v) any Property Advisory Agreement.

"Property Companies" means the following companies:

Company	Registered Number
Broadgate (PHC1) Limited	3707211
Broadgate (PHC2) Limited	3707212
Broadgate (PHC3) Limited	3707214
Broadgate (PHC4) Limited	3707215
Broadgate (PHC5) Limited	3707217
Broadgate (PHC7) Limited	3707218
Broadgate (PHC8) Limited	3707220
Broadgate (PHC9) Limited	3707221
Broadgate (PHC11) Limited	3707223
Broadgate (PHC14) Limited	3707222
Broadgate (PHCl5a) Limited	3707213
Broadgate (PHC15b) Limited	3707216
Broadgate (PHC15c) Limited	3707219

and "Property Company" means any one of them;

"Secured Assets" means the Shares and all other securities, rights, monies, deposits of cash and other property charged to the Trustee on behalf of itself and the Property Companies under any provision of the Share Charge Deed and includes, without limitation, any future share capital of BL City;

"Security Interest" means any mortgage, charge, pledge, lien or any arrangement which has the same commercial or substantive effect as the creation of security;

"Shares" means the 946,845,000 ordinary shares of £1 each in BL City issued and registered in the name of British Land; and

Continuation Sheet 3: Definitions

The British Land Company PLC
621920

"Tax" means all present and future income and other taxes, levies, duties, imposts, assessments and charges imposed by any jurisdiction (which expression shall include any supra-national federation or other similar organisation) and any withholdings or deductions in the nature of such taxes, levies, duties, imposts, assessments and charges, together with interest imposed thereon and penalties and fines with respect thereto, if any, and any payments made on or in respect thereof.

FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 00621920

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A SHARE CHARGE DATED THE 21st FEBRUARY 2003 AND CREATED BY BRITISH LAND COMPANY PUBLIC LIMITED COMPANY(THE) FOR SECURING ALL MONEYS,DEBTS AND LIABILITIES DUE OR TO BECOME DUE FROM BRITISH LAND TO EACH PROPERTY COMPANY UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 27th FEBRUARY 2003.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 3rd MARCH 2003.

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

P-Pam

Companies House

G

CHFP010

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use | | |

Company Number 621920

Please do not write in space below. For Inland Revenue use only.

Name of company

* Insert full name of company

* THE BRITISH LAND COMPANY PLC

NOTE:

This return must be delivered to the Re[illegible]ar within a per[illegible] of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	6,020,000		
Nominal value of each share	0·25 p		
Date(s) on which the shares were delivered to the company	BETWEEN 13/01/2003 AND 05/02/2003		
Maximum prices paid for each share §	431		
Minimum prices paid for each share §	400		

§A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 25,306,177·16
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£126,535·00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date ____________

Presentor's name, address and reference (if any):

For official use
General Section | Post room

confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX:15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7438 7252 / 7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX: 235 Edinburgh

COform **88(2)**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	621920
Company Name in full	THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	02	2003	05	02	2003

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,511		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	347P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name: SCOTT SAUNDERS	Class of shares allotted: ORDINARY	Number allotted: 390
Address: 115 WINKWORTH ROAD BANSTEAD SURREY		
UK postcode: SM7 2JW		
Name: ANITA MUNRO	Class of shares allotted: ORDINARY	Number allotted: 1,675
Address: 21 GLEBELANDS AVENUE NEWBURY PARK ILFORD ESSEX		
UK postcode: IG2 7DN		
Name: NEILL MACLAINE	Class of shares allotted: ORDINARY	Number allotted: 446
Address: 39 GLEBE ROAD TIPTREE ESSEX		
UK postcode: CO5 0SZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 24/02/03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CAROLINE BEASLEY, THE BRITISH LAND COMPANY PLC,

10 CORNWALL TERRACE, REGENT'S PARK, LONDON NW1 4QP

Tel

DX number DX exchange

coform

coform

88(2)

03 JUN 26 AM 7: 21

Return of Allotment of Shares

03 JU.

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	02	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,753		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	347P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name LISA HALL	ORDINARY	558
Address 7 CRESCENT ROAD FRIERN BARNET LONDON		
UK postcode N11 3LB		
Name JIMMY GREER	ORDINARY	223
Address [illegible] GULLS CROFT BRAINTREE ESSEX		
UK postcode CM7 3RT		
Name DAVID WRIGHT	ORDINARY	558
Address 7 ERRIFF DRIVE SOUTH OCKENDON ESSEX		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CAROLINE BEASLEY, THE BRITISH LAND COMPANY PLC,
10 CORNWALL TERRACE, REGENT'T PARK, LONDON NW1 4QP
Tel
DX number DX exchange

coform

Blueprint 2000
Company Secretary

363a

03 JUN 26 AM 7:21

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 621920

Company Name in full The British Land Company PLC

Date of this return

The information in this return is made up

Day	Month	Year
31	12	2002

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

10 Cornwall Terrace, Regent's Park

Any change of registered office must be notified on form 287.

Post town: London

County / Region:

UK Postcode: NW1 4QP

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7011

If the code number cannot be determined, give a brief description of principal activity.

Holding Company

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Lloyds TSB Registrars, The Causeway

Post town: Worthing

County / Region: West Sussex   UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Lloyds TSB Registrars, The Causeway

Post town: Worthing

County / Region: West Sussex   UK Postcode: BN99 6DA

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title:

Forename(s): Anthony

Surname: Braine

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

21 Woodville Road, Ealing

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region: UK Postcode: W5 2SE

Country:

Blueprint 2000 Company Secretary

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title: Lord

Date of birth (Day Month Year): 13 03 1944

Forename(s): Terence

Surname: Burns

Address: 13 North Avenue

Post town: London

County / Region:

UK Postcode: W13 8AP

Country: United Kingdom

Nationality: British

Business occupation: Member of House of Lords

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title:

Date of birth (Day Month Year): 14 01 1947

Forename(s): Michael John

Surname: Cassidy

Address: 202 Cromwell Tower, Barbican

Post town: London

County / Region:

UK Postcode: EC2Y 8DD

Country: England

Nationality: British

Business occupation: Solicitor

Please list directors in alphabetical order.

Name * Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

	Day		Month		Year			
Date of birth	1	4	0	6	1	9	2	3

Forename(s) Cyril

Surname Metliss

Address 25 Foscote Road, Hendon

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town London

County / Region

UK Postcode NW4 3SE

Country England

Nationality British

Business occupation Chartered Accountant

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

	Day		Month		Year			
Date of birth	0	3	0	4	1	9	4	4

Forename(s) Derek Alan

Surname Higgs

Address 41 Upper Addison Gardens

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town London

County / Region

UK Postcode W14 8AJ

Country United Kingdom

Nationality British

Business occupation Chartered Accountant

Blueprint 2000 Company Secretary

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	03 10 1935
Forename(s)	John Henry
Surname	Ritblat

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	The Doric Villa, 20 York Terrace East, Regent's Park
Post town	London
County / Region	
UK Postcode	NW1
Country	England
Nationality	British
Business occupation	Chairman and Managing Director The

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	03 02 1932
Forename(s)	John Harry
Surname	Weston Smith

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	10 Eldon Grove, Hampstead
Post town	London
County / Region	
UK Postcode	NW3 5PT
Country	England
Nationality	British
Business occupation	Chartered Secretary

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 19 Month 08 Year 1961

Forename(s): Nicholas Simon Jonathan

Surname: Ritblat

Address 37 Queen's Grove

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: NW8 6HN

Country:

Nationality British

Business occupation Company Director

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 05 Month 05 Year 1943

Forename(s): Robert Edward

Surname: Bowden

Address The Chase, Ongar Road

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Kelvedon Hatch

County / Region: Essex

UK Postcode: CM15 0DG

Country: England

Nationality British

Business occupation Chartered Surveyor

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 17 Month 06 Year 1958

Forename(s): Graham Charles

Surname: Roberts

Address 70 Barrowgate Road, Chiswick

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: W4 4QU

Country: England

Nationality: British

Business occupation: Chartered Accountant

* Voluntary details.

Name * Style / Title

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 18 Month 11 Year 1950

Forename(s): Robert William Ashburnham

Surname: Swannell

Address 40 Ashley Gardens, Ambrosden Avenue

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: SW1P 1QE

Country:

Nationality: British

Business occupation: Banker

Blueprint 2000 Company Secretary

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	509,979,223	127,494,805.70
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	✔	
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	☐

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed † [signature] Date 24/01/03

† a director / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes ☐ continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susannah Spector, The British Land Company PLC,

10 Cornwall Terrace, Regent's Park, London NW1 4QP

Tel

DX number 2917 DX exchange 020 7486 4466

G

CHFP010

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

03 JUN 25 AM 7:21

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(address overleaf)

For official use: | |

Company Number: 621920

Please do not write in space below. For Inland Revenue use only.

* Insert full name of company

Name of company

* THE BRITISH LAND COMPANY PLC

NOTE:

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	12,790,954		
Nominal value of each share	0·25p		
Date(s) on which the shares were delivered to the company	Between 16/12/02 & 08/01/03		
Maximum prices paid for each share §	450p		
Minimum prices paid for each share §	425p		

§A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£55,267,716·25
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£276,340·00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 13/01/03

Presentor's name, address and reference (if any):

For official use
General Section | Post room

confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX:15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7438 7252 / 7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX: 235 Edinburgh

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	01	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	664		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	451p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: DEREK HIGGS	ORDINARY	332
Address: 41 UPPER ADDISON GARDENS LONDON		
UK postcode: W14 8AJ		
Name: LORD TERENCE BURNS	ORDINARY	332
Address: 13 NORTH AVENUE EALING LONDON		
UK postcode: W13 8AP		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13/11/03.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CLIVE PHILP, THE BRITISH LAND CO. PLC
10 CORNWALL TERRACE, REGENT'S PARK.
LONDON Tel 020 - 8467 - 2896
DX number DX exchange

coform

ICSA SOFTWARE

BLUEPRINT
Company Secretary

03 JUN 25 ... 7:21

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 621920

Company Name in full The British Land Company PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	01	01	2003	†Date of Birth	08	09	1945

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: Dr *Honours etc:

Forename(s): Christopher Shaw

Surname: Gibson-Smith

Previous Forename(s):

Previous Surname:

Usual residential address
Lansdowne
White Lane

Post town: Guildford Postcode: GU4 8PR

County / Region: Surrey Country: United Kingdom

† Nationality: British †Business occupation: Company Director

† Other directorships (additional space overleaf): (See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature C S Gibson-Smith **Date** 3.12.02

A director, secretary etc must sign the form below.

Signed [signature] **Date** 10.1.03

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Caroline Taylor
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
London NW1 4QP

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

† Directors only. † Other directorships

Current Directorships for Dr Christopher Shaw Gibson-Smith
Arts & Business Limited
Arts & Business Services Limited
Institute for Public Policy Research
Lloyds TSB Bank PLC
Lloyds TSB Group PLC
National Air Traffic Services Limited
Nats (En Route) Limited
Nats (Services) Limited
Nats Holdings Limited
The Boc Foundation
CONT.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

coform

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Name CHRISTOPHER SHAW GIBSON-SMITH

Company Name	Resignation
BP PLC	19-04-2001
BP CHEMICALS (INTERNATIONAL) LIMITED	19-04-2001
BP CHEMICALS INVESTMENTS LIMITED	19-04-2001
BP CHEMICALS LIMITED	19-04-2001
BP GLOBAL INVESTMENTS LIMITED	19-04-2001
BP KOREA MARKETING LIMITED	19-04-2001
BP PENSION TRUSTEES LIMITED	19-04-2001
POWERGEN UK LIMITED	01-07-2002
BP CAR FINANCE LIMITED	01-10-2001
ROPEMAKER PROPERTIES LIMITED	16-09-1998

ICSA SOFTWARE

BLUEPRINT
Company Secretary

03 JUN 25 AM 7:21

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Appointment form

Notes on completion appear on reverse.

Company Number	621920
Company Name in full	The British Land Company PLC
Date of appointment (Day Month Year)	01 01 2003
†Date of Birth (Day Month Year)	08 12 1946
Appointment as director	✓
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title	Mr
*Honours etc	
Forename(s)	David Michael Charles
Surname	Michels
Previous Forename(s)	
Previous Surname	
Usual residential address	15 Court Drive
Post town	Stanmore
Postcode	HA7 4QH
County / Region	Middx
Country	United Kingdom
† Nationality	British
†Business occupation	Company Director
† Other directorships (additional space overleaf)	(See continuation sheet).

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 27/12/02

A director, secretary etc must sign the form below.

Signed [signature] **Date** 10/1/03

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Caroline Taylor
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
London NW1 4QP

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

coform

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Name DAVID MICHAEL CHARLES MICHELS

Company Name	Resignation
ANDBOOK ONLINE LIMITED	
ANDBOOK SYSTEMS LIMITED	
BRITISH HOSPITALITY ~~LIMITED~~ ASSOCIATION	
HILTON FINANCE (UK) LIMITED	
HILTON GROUP FINANCE PLC	
HILTON GROUP PLC	
HILTON INTERNATIONAL CO	
VIVA! HEALTH & LEISURE CLUB	
WORLD TARVEL AND TOURISM COUNCIL	
BIRMINGHAM METROPOLE HOTELS LIMITED	01-06-1999
BONDAREA LIMITED	01-06-1999
BRADLEY COURT LIMITED	01-06-1999
COYLUMBRIDGE HIGHLAND LODGES (MANAGEMENT) LIMITED	06-09-1999

coform

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Name DAVID MICHAEL CHARLES MICHELS

Company Name	Resignation
CRAIGENDARROCH LIMITED	06-09-1999
DUNKELD LODGES (MANAGEMENT) LIMITED	06-09-1999
EXHIBITION HALL BRIGHTON LIMITED	01-06-1999
HARBET HOTELS LIMITED	01-06-1999
HILTON TRAVEL SERVICES LIMITED	06-09-1999
HOTEL METROPOLE (BRIGHTON) LIMITED	01-06-1999
LANDRISE LIMITED	01-06-1999
LIVINGWELL (HOLDINGS) LIMITED	24-07-1999
LIVINGWELL AT MANCHESTER LIMITED	01-06-1999
LIVINGWELL HEALTH & LEISURE LIMITED	24-07-1999
LIVINGWELL HOTELS LIMITED	01-06-1999
LONDON CREDITORS SERVICES LIMITED	01-06-1999
LONDON METROPOLE HOTEL LIMITED	01-06-1999

coform

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Name DAVID MICHAEL CHARLES MICHELS

Company Name	Resignation
METROPOLE CATERERS LIMITED	01-06-1999
METROPOLE HOTEL(HOLDINGS)LIMITED	06-09-1999
METROPOLE INTERNATIONAL HOTELS LIMITED	01-06-1999
MUSTABS LIMITED	01-06-1999
PACIFIC SHELF 294 LIMITED	01-06-1999
PEMBROKE HOTEL LIMITED	01-06-1999
PUCKRUP HALL HOTEL LIMITED	06-09-1999
ROBERT WIGRAM & CO LIMITED	01-06-1999
SPLENDID PROPERTY COMPANY LIMITED	06-09-1999
ST HELENS HOTELS LIMITED	06-09-1999
STAKIS FINANCE LIMITED	01-06-1999
STAKIS LIMITED	06-09-1999
THE ESS TRUSTEES LIMITED	11-10-1999

coform

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Name DAVID MICHAEL CHARLES MICHELS

Company Name	Resignation
THE LODORE HOTEL LIMITED	01-06-1999
ABEFORTH SPLIT LEVEL TRUST PLC	13-10-1999
ALBINDENE (BARRACUDA) LIMITED	01-06-1999
ARCADIA GROUP PLC	16-10-2002
ASHLEYDALE LIMITED	01-06-1999
BRITSIH CASINOS ASSOCIATION	31-03-1999
CRANDMILL LIMITED	20-09-1999
DENTON (COVENTRY) LIMITED	01-06-1999
DENTON (MIDLANDS) LIMITED	01-06-1999
LIVINGWELL AT MILLBANK LIMITED	01-06-1999
LIVINGWELL AT MILTON KEYNES LIMITED	01-06-1999
LIVING WELL AT POINT WEST LIMITED	01-06-1999
LIVINGWELL AT THE BEACH LIMITED	01-06-1999

coform

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Name DAVID MICHAEL CHARLES MICHELS

Company Name	Resignation
MASCOUNT LIMITED	01-06-1999
P & E FINNEY LIMITED	31-08-1999
PARKSIDE CLUBS (NOTTINGHAM) LIMITED	31-08-1999
PATMOR LIMITED	20-09-1999
REGENCY CASINO (GLASGOW) LIMITED	01-06-1999
STAKIS CASINOS LIMITED	31-08-1999
STAKIS HOTELS LIMITED	01-06-1999
SATKIS INNS LIMITED	01-06-1999
STAKIS LEISURE LIMITED	31-08-1999
STAKIS LONDON HAREWOOD HOTEL LIMITED	01-06-1999
VICTORIA CASINO LIMITED	24-07-2000
VIVA! FITNESS LIMITED	07-10-1999
VIVA! GROUP LIMITED	07-10-1999

coform

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Name DAVID MICHAEL CHARLES MICHELS

Company Name	Resignation
WORLD TRAVEL AND TOURISM COUNCIL	

G

CHFP010

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (address overleaf)

For official use: 1 1

Company Number: 621920

Please do not write in space below. For Inland Revenue use only.

Name of company

* Insert full name of company

* THE BRITISH LAND COMPANY PLC

NOTE:

This return must be d[illegible]ed to the Re[illegible]ar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ordinary		
Number of shares purchased	6,060,000		
Nominal value of each share	0·25p		
Date(s) on which the shares were delivered to the company	between 27/11/02 & 13/12/02		
Maximum prices paid for each share §	442p		
Minimum prices paid for each share §	415p		

§A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£26,210,247.64
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£131,055

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 18/12/02

Presentor's name, address and reference (if any):

Rebecca Scudamore
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
London
NW1 4QP

For official use

General Section

Post room

Bluepr[illegible]
Company Secretary

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX:15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7438 7252 / 7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX: 235 Edinburgh

G

CHFP010

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

03 JUN 26 AM 7:21

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (address overleaf)

For official use: | |

Company Number: 621920

Please do not write in space below. For Inland Revenue use only.

Name of company

* Insert full name of company

* THE BRITISH LAND COMPANY PLC

NOTE:

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ordinary	ordinary	
Number of shares purchased	350,000	250,000	
Nominal value of each share	0·25p	0·25p	
Date(s) on which the shares were delivered to the company	24.09.02	30.09.02	
Maximum prices paid for each share §	£4·248	£4·384	
Minimum prices paid for each share §	£4·248	£4·384	

§A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,582,800
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 12,915

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 21/10/02

Presentor's name, address and reference (if any):

Rebecca Scudamore
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
London
NW1 4QP

For official use
General Section | Post room

Company Secretary

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX:15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7438 7252 / 7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX: 235 Edinburgh

ICSA SOFTWARE

BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

03 JUN 25 AM 7:21

88(2)

Return of Allotment of shares

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	08	2002			

Class of shares *(ordinary or preference etc)*	ordinary		
Number allotted	1,364		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	355p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: David William Deuchars Address: 12 Stanley Hill Amersham, Bucks UK Postcode: HP7 9HR	Class of shares allotted: Ordinary	Number allotted: 1,364
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ______________________

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

The British Land ... 00621920.

ANDERSEN

24 July 2002

Arthur Andersen
180 Strand
London
WC2R 1BL
Tel 020 7438 3000
Fax 020 7831 1133
www.andersen.com

03 JUN 25 AM 7:21

The Company Secretary
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
London
NW1 4QP

For the attention of Tony Braine

Dear Sir

We hereby submit our resignation as auditors of the following companies with effect from 31 July 2002.

Company Name	Company No
The British Land Company PLC	00621920
B.L. Holdings Limited	529
Balsenia Limited	4147427
BL Meadowhall Holdings Limited	3772465
BL Meadowhall Limited	2955756
BL Meadowhall No 1 Limited	2269493
BL Meadowhall No 2 Limited	2254906
BL Meadowhall No 3 Limited	1337176
BL Meadowhall No 4 Limited	2015506
BL Meadowhall No 5 Limited	2243523
British Land Developments Limited	490611
British Land Securities Limited	908873
Broadgate Properties Limited	1982350
Brunswick Wharf Limited	2007007
Cleartest Limited	2831648
Derby Investments Holdings Limited	40492
Exchange House Holdings Limited	2037407
Exchange House Investments Limited	2358752
Exchange Square Management Limited	2037400
Finsbury Avenue (Phase 2) Limited	1966058

COMPANIES HOUSE

Company Name	Company No
Finsbury Avenue (Phase 4) Limited	2433864
Finsbury Avenue Estates Limited	1526447
Four Broadgate Limited	1881634
GEH Properties Limited (formerly Acrebasic Ltd)	3880089
Kingsgate Investment Company Limited	561683
Ludgate Services Limited	2037399
Meadowhall Centre (1999) Limited	2261117
Meadowhall Centre Limited	3918066
Meadowhall Games Limited	2540905
Meadowhall Holdings Limited	2125982
Meadowhall Leisure Limited	2323325
Meadowhall Oasis Limited	2499857
Meadowhall Shopping Centre Limited	4276642
Meadowhall Shopping Centre Property Holdings Limited	4276590
MSC (Cash Management) Limited	4276631
MSC (Funding) PLC	4276652
MSC Property Intermediate Holdings Limited (formerly MSC Property Holdings Limited	4276612
One Fleet Place Limited	2342174
One Hundred Ludgate Hill Limited	2342182
One Hundred New Bridge Street Limited	2362494
Real Property & Finance Corporation Limited	315014
Sealhurst Properties Limited	2740378
Six Broadgate Limited	1881641
Sterling Estates	2873268
The British Land Company PLC	621920
The Equitable Debenture and Assets Corporation Limited	41764
The Hale (Holdings) Limited	568071
The Public House Investment Company No 2 Limited	3014595
Vasail Limited	3912719
Vyson Limited	3619752
Whiteapple Developments Limited	2185329
Goldenspec Limited	4425658
Circletree Limited	4413271
Cloudygrey Limited	4413266
Lyntos Limited	4479056

In accordance with section 394 of the Companies Act 1985, we confirm that there are no circumstances connected with our ceasing to hold office that we consider should be brought to the attention of the company's members or creditors.

Yours faithfully

Arthur Andersen

ICSA SOFTWARE

BLUEPRINT
Company Secretary

03 JUN 26 PM 7:21

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	621920
Company Name in full	THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1091		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	355p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name: NICHOLAS RITBLAT		Class of shares allotted	Number allotted
Address: 37 QUEEN'S GROVE		ORDINARY	1091
LONDON			
UK Postcode	NW8 6HN		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode		TOTAL	1091

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 29-07-02

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Caroline Taylor
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
London
NW1 4QP

you are recommended to seek your own independent financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if not, from another appropriately authorised financial adviser. If you have sold or otherwise transferred all your ordinary shares of 25p each in The British Land Company PLC, please forward this document, together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

JUN 25 AM 7:21

The British Land Company PLC

To all ordinary shareholders and, for information only, holders of the 10½ and 11¾ per cent. First Mortgage Debenture Stocks 2019/24, Convertible Bonds and participants in the British Land Employee Share Scheme.

ANNUAL GENERAL MEETING 2002

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of The British Land Company PLC will be held at the May Fair Inter-Continental Hotel, Stratton Street, London W1, on Tuesday 16th July 2002, at 11.30 am for the following purposes:

Board proposed resolutions

1 To receive the Report of the Directors and audited Accounts for the year ended 31st March 2002.

2 To declare a Final Dividend for the year ended 31st March 2002.

3 To re-elect Mr. John Ritblat as a director.

4 To re-elect Mr. Cyril Metliss who attains the age of 79 on 14th June 2002 as a director (see note 1).

5 To re-elect Mr. John Weston Smith, aged 70, as a director (see note 1).

6 To re-elect Mr. Michael Cassidy as a director.

7 To re-elect Mr. Graham Roberts as a director.

8 To appoint Deloitte & Touche as Auditors, in place of Arthur Andersen (see note 2).

9 To authorise the directors to fix the remuneration of the Auditors.

10 As special business, to amend by ordinary resolution the directors' authority to allot unissued share capital or convertible securities of the Company, granted by shareholders on 13th July 2001 pursuant to Section 80 of the Companies Act 1985.

11 As special business, partially to waive by special resolution the pre-emption rights held by existing shareholders which attach to future issues for cash of equity securities of the Company by virtue of Section 89 of the Companies Act 1985.

12 As special business, to grant to the Company by special resolution authority to exercise its power to purchase, for cancellation, its own shares pursuant to the Articles of Association of the Company.

13 As special business, to approve by ordinary resolution the policy set out in the Remuneration Report on pages 64 to 65 in the Annual Report and Accounts 2002.

Outside shareholder resolutions

14 As special business, to urge by ordinary resolution the directors to formulate proposals under which shareholders may tender shares for repurchase and cancellation for up to 10% of the Company's issued share capital for not less than £7 per share.

15 As special business, to urge by ordinary resolution the directors to formulate proposals under which the Company would conditionally invite all ordinary shareholders to tender their shares for repurchase and cancellation on a twice yearly basis at a price of 90 per cent. of the diluted net asset value per share.

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.co.uk

place a substantial proportion of its long term investment assets under management by professional property managers.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and upon a poll vote instead of him/her. A proxy need not be a member of the Company.

A form of proxy is enclosed and to be valid must be lodged with the registrars not less than forty-eight hours before the meeting.

Notes

1 Further information in respect of the proposed re-election of Mr. Metliss and Mr. Weston Smith is detailed on pages 62 of the Report of the Directors in the 2002 Annual Report. Special notice of these resolutions has been given to the Company.

2 Special notice of this resolution has been given to the Company.

3 An explanation of resolutions 10 to 13 is set out in Appendix 1 to this document. The Board of Directors' recommendation in respect of resolutions 14 to 16 is detailed in the circular accompanying this notice and headed "Notice of resolutions requisitioned by a shareholder and recommendation of your Board to vote NO to these resolutions".

4 The full text of each resolution to be considered under items 10 to 16 above is attached as Appendix 2 to this document.

5 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 the time by which a person must be entered on the register of members in order to have the right to attend or vote at the Annual General Meeting is 6 p.m. on 14 July 2002. If the meeting is adjourned, the time by which a person must be entered on the register of members in order to have the right to attend or vote at the adjourned meeting is 6p.m. on the second day before the date fixed for the adjourned meeting. Changes to entries on the register of members after the relevant time will be disregarded in determining the rights of any person to attend or vote at the meeting.

6 The following documents will be available for inspection at 10 Cornwall Terrace, Regent's Park, London NW1, during usual business hours on any weekday (Saturdays and public holidays excluded) from the date of this notice until 16 July 2002:

   a the register of directors' interests kept by the Company under section 325 of the Companies Act 1985; and

   b copies of all contracts of service between directors and the Company.

They will also be available for inspection at the May Fair Inter-Continental Hotel, W1 for the period of fifteen minutes prior to the Annual General Meeting and during that meeting.

By Order of the Board,

Anthony Braine
Secretary
14 June 2002
10 Cornwall Terrace
Regent's Park
London NW1 4QP

ANNUAL GENERAL MEETING 2002

You will see from the above Notice of meeting that there are seven items of special business. The purpose of this Appendix is to explain the first four of those items, which are recommended by the directors. Resolutions 14 to 16 have been requisitioned by a shareholder. **The Board of Directors' recommendation in respect of resolutions 14 to 16 is detailed in the circular accompanying this notice and headed, "Notice of resolutions requisitioned by a shareholder and recommendation of your Board to vote NO to these resolutions" (the "Circular").**

ALLOTMENT OF SHARES

Section 80 of the Companies Act 1985 ("the Act") requires shareholders' authority for the directors to allot the unissued share capital of the Company or convertible securities, other than shares which may be allotted under employee share schemes. Such authority may be granted for a period of no more than five years. The existing authority under Section 80, given by shareholders to the directors at last year's Annual General Meeting, is in respect of unissued Ordinary Shares and 6 per cent. preference shares having a nominal value of £43,335,702, representing one third of the nominal amount of the issued share capital at that time, together with the nominal value of 6 per cent. preference shares that would be required to be issued on the exercise of the Company's right ("the Company Preference Share Exchange Right") to require the exchange of the 6 per cent. Irredeemable Convertible Bonds ("the Bonds") for 6 per cent. preference shares. This authority is due for renewal at the Annual General Meeting to be held in 2005 unless previously revoked or varied by an ordinary resolution of the Company. The directors consider that this authority should be extended in respect of unissued Ordinary Shares and 6 per cent. preference shares having a nominal value of £43,382,855 representing one third of the nominal issued ordinary share capital, together with the nominal value of 6 per cent. preference shares that would be required to be issued on the exercise of the Company Preference Share Exchange Right, so as to expire at the Annual General Meeting to be held in 2006. The Directors have no present intention of exercising this authority. The resolution to be proposed at the Annual General Meeting is shown as item 10 in Appendix 2.

WAIVER OF PRE-EMPTION RIGHTS

In the case of a new allotment of shares or convertible securities for cash, Section 89 of the Act grants pre-emption rights to existing shareholders. The UK Listing Authority does not require the consent of shareholders to each specific allotment (made other than to existing shareholders on a proportional basis) provided that the authority of shareholders, which may be given under Section 95 of the Act, to disapply generally the provisions of Section 89 is obtained. Accordingly, the directors consider that it is in the best interests of the Company for the existing Section 95 authority granted by shareholders on 13th July, 2001 to be renewed for a period expiring at the Annual General Meeting to be held in 2006. It is proposed that the waiver will be limited by value to 5 per cent. of the issued ordinary share capital and will apply to equity securities having a nominal value of £6,484,928. The waiver will also disapply Section 89 in respect of the 6 per cent. preference shares issuable on the exercise of the Company Preference Share Exchange Right, and in respect of fractional entitlements arising on rights issues. This proposal is consistent with the current recommendations of the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

If this approval is granted your directors would, in implementing it, have regard to the provisions of such recommendations which indicate that issues of equity securities for cash (other than by way of rights) should not, in any rolling three-year period, exceed 7½ per cent. of the issued ordinary share capital. The resolution to be proposed at the Annual General Meeting is shown as item 11 in Appendix 2.

THAT pursuant to the Articles of Association of the Company and in accordance with Section 166 of the Companies Act 1985, the Company be generally and unconditionally authorised, during the period expiring on the date of the Annual General Meeting next following the passing of this resolution, to make market purchases (as defined in Section 163 of the said Act) of the Company's Ordinary Shares on such terms and in such a manner as the directors may determine, PROVIDED THAT this authority shall:

(a) be limited to a maximum of 51,879,424 Ordinary Shares having a nominal value of £12,969,856;

(b) not permit the payment by the Company of less than 25p per Ordinary Share nor more than 105 per cent. of the average of the middle market quotations of the Company's Ordinary Shares as derived from the UK Listing Authority Daily Official List on the five business days immediately preceding the date of any proposed purchase; and

(c) permit the Company to complete a purchase of Ordinary Shares after the expiry of this authority if the contract for such purchase was concluded before such expiry.

13 **As an ordinary resolution:**

THAT the Remuneration Report on pages 64 to 65 of the Annual Report 2002 be approved.

14 **As an ordinary resolution:**

THAT, in order to afford shareholders of the Company the opportunity to consider and, if thought fit, approve proposals for the repurchase of some of the ordinary share capital of the Company:

(a) the directors of the Company are urged to formulate and then submit to shareholders for approval, proposals under which the Company would invite all ordinary shareholders to tender their shares for repurchase and cancellation by the Company, and under which the Company will accept all such tenders (pro rata to the number of shares tendered by each ordinary shareholder, subject to modification to take account of any fraction which would otherwise arise) subject to a maximum of 10 per cent. of all the Company's issued ordinary shares at a price per ordinary share of either:

(i) not less than 700p; or

(ii) an amount equal to 90 per cent. of the diluted net asset value per share;

whichever is the higher;

(b) the directors be urged to place such proposals before shareholders no later than three months after the adoption of this resolution; and

(c) for the purpose of this resolution, and resolution 15 below, "diluted net asset value per share" shall mean the fully diluted net asset value per share calculated in accordance with and using the same accounting policies and practices as set out in note 18 of the annual report and accounts of the Company for the year ended 31st March 2001 and which for the avoidance of doubt is 774p for the year ended 31st March 2001.

15 **As an ordinary resolution:**

THAT, to further allow shareholders of the Company the opportunity to consider and, if thought fit, approve proposals for the repurchase of some of the ordinary share capital of the Company:

(a) the directors of the Company are urged to formulate and then submit to shareholders for approval proposals under which the Company would invite all ordinary shareholders to tender their shares for repurchase and cancellation by the Company on a twice yearly basis, if, in the four weeks immediately preceding each financial year end (currently 31st March) and each financial half-year end (currently 30th September), the Company's ordinary shares were trading at an average price equal to a discount to diluted net asset value per share of 15 per cent. or more, in which case, the Company will accept, from time to time, all such tenders (pro rata to the number of shares tendered by each ordinary shareholder, subject to modification to take account of any fraction which would otherwise arise) subject to a maximum of 10 per cent. of all the Company's issued ordinary shares at that time, at a price per ordinary share not less than an amount per share equal to 90 per cent. of the diluted net asset value per share; and

(b) the directors be urged to place such proposals before shareholders by no later than three months after the adoption of this resolution.

16 **As an ordinary resolution:**

THAT the directors of the Company are urged to formulate proposals to be put to the ordinary shareholders of the Company by which they are presented with an option that a substantial proportion of the long term investment assets of the Company are managed under contract by professional property managers.

THE FOLLOWING RESOLUTIONS NUMBERED 10 – 16 WILL BE PROPOSED AS SPECIAL BUSINESS AT THE ANNUAL GENERAL MEETING

The resolutions constituting the ordinary business of the Annual General Meeting are shown as items 1 to 9 in the Notice of meeting set out on pages 1 and 2 of this document.

10 **As an ordinary resolution:**

THAT the directors be generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985, to allot relevant securities of the Company PROVIDED THAT:

(a) the maximum amount of relevant securities that may be allotted pursuant to the authority given by this resolution shall be an aggregate nominal amount of £43,382,855;

(b) subject as provided in paragraph (c) of this resolution, such authority shall expire on the date of the Company's Annual General Meeting to be held in 2006 but may be previously revoked or varied by an ordinary resolution of the Company;

(c) such authority shall permit and enable the directors to make an offer or an agreement, before the expiry of such authority, which would or might require relevant securities to be allotted after such expiry;

(d) words and expressions defined in or for the purposes of Part IV of the Companies Act 1985 shall bear the same meanings in this resolution; and

(e) the authority granted by this resolution is in substitution for the authority granted by the relevant ordinary resolution passed on 13th July, 2001.

11 **As a special resolution:**

THAT:

(a) the directors be empowered during the period expiring on the date of the Company's Annual General Meeting to be held in 2006, to allot equity securities of the Company, pursuant to the authority given to them by the preceding ordinary resolution, as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that such power shall be limited to the allotment of equity securities:

  (i) in connection with a rights issue of such securities to the holders of relevant shares and relevant employee shares of the Company, or in connection with any other form of issue of such securities in which such holders are offered the right to participate, in proportion (as nearly as may be) to their respective holdings and, if the terms of any other equity securities so provide, in favour of the holders of those equity securities in accordance with the terms thereof, subject to such exclusions or other arrangements as the directors consider necessary or expedient in connection with shares representing fractional entitlements or on account of either legal or practical problems arising in connection with the laws of any territory or of the requirements of any relevant regulatory body or stock exchange in any territory;

  (ii) in connection with the issue of 6 per cent. Cumulative Redeemable Convertible Preference Shares of £1 each on conversion of the 6 per cent. Subordinated Irredeemable Convertible Bonds of the Company; and

  (iii) (otherwise than under sub-paragraphs (a) (i) and (ii) above) having an aggregate nominal value of £6,484,928;

(b) such power shall permit and enable the directors to make an offer or agreement, before the expiry of such power, which would or might require equity securities to be allotted after such expiry;

(c) words and expressions defined in or for the purposes of Part IV of the Companies Act 1985 shall bear the same meanings in this resolution; and

(d) the authority granted by this resolution is in substitution for the authority granted by the relevant special resolution passed on 13th July, 2001.

The Articles of Association of the Company empower the Company to purchase its own shares for cancellation. The directors consider it desirable and in the Company's interests for shareholders to grant to the Company authority to exercise this power, within certain limits, to enable the Company to purchase its own shares. Further reference to the Company's policy on share buy-backs is contained in the Circular.

The directors propose an authority, to expire at the Annual General Meeting in 2003, for the Company to purchase its own shares up to a total of 51,879,424 Ordinary Shares having an aggregate nominal value of £12,969,856, being 10 per cent. of the current issued nominal ordinary share capital. At 12th June, 2002, there were options outstanding to subscribe for 1,554,631 ordinary shares in British Land, representing 0.3% of the current issued share capital. In the event that the full authority to buy back shares being sought at the AGM were used, these options would represent 0.3% of the then issued share capital. The resolution to be proposed at the Annual General Meeting is shown as item 12 in Appendix 2.

REMUNERATION REPORT

The Board considers it appropriate that the shareholders be invited to approve the Company's policy on executive remuneration set out in the Remuneration Report to shareholders on pages 64 to 65 of the Annual Report 2002. The resolution to be proposed at the Annual General Meeting is shown as item 13 in Appendix 2.

RECOMMENDATION

Resolutions 10 to 13

Your directors consider that the passing of resolutions 10 to 13 is in the best interests of the Company and its shareholders as a whole and accordingly recommend that you vote in favour of resolutions 10 to 13 to be proposed at the Annual General Meeting. Your directors intend to vote in favour of these resolutions in respect of all their own Ordinary Shares, which amount to 2,590,057 Ordinary Shares, representing in aggregate 0.5 per cent. of the issued ordinary share capital of the Company.

Resolutions 14 to 16

Your Directors, who have received financial advice from UBS Warburg, consider that Resolutions 14, 15 and 16 ARE NOT IN THE BEST INTERESTS of the Company and Shareholders as a whole. In providing their advice to the Directors, UBS Warburg has relied upon the Directors' commercial assessment of Resolutions 14, 15 and 16.

Accordingly, your Directors unanimously recommend that you VOTE AGAINST EACH OF RESOLUTIONS 14, 15 and 16 to be proposed at the Annual General Meeting, as they intend to do so in respect of their own shareholdings which amount to 2,590,057 Ordinary Shares, representing in aggregate 0.5 per cent. of the issued ordinary share capital of the Company.

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03 JUN 26 AM 7:21

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	621920
Company Name in full	THE BRITISH LAND COMPANY PLC.

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	540		
Nominal value of each share	25p.		
Amount (if any) paid or due on each share *(including any share premium)*	530p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Direct
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Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: LORD BURNS OF PITSHANGER Address: 13 NORTH AVENUE, EALING LONDON UK Postcode W13 8AP	Class of shares allotted ORDINARY	Number allotted 270
Name: DEREK A HIGGS Address: 41 UPPER ADDISON GARDENS, LONDON UK Postcode W14 8AJ	Class of shares allotted ORDINARY	Number allotted 270.
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 18 JUL 2002

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CLIVE PHILP, 10 CORNWALL TERRACE,
REGENT'S PARK, LONDON, NW1 4QP.
Tel 020 7467 2896
DX number N/A. DX exchange 020 7486 4466.

coform

03 JUN 25 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	07	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	670		
Nominal value of each share	0.25P		
Amount (if any) paid or due on each share *(including any share premium)*	447P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: LORD BURNS OF PITHANGER	ORDINARY	335
Address: 13 NORTH AVENUE, EALING, LONDON		
UK postcode: W13 8AP		
	Class of shares allotted	Number allotted
Name: DEREK HIGGS	ORDINARY	335
Address: 41 UPPER ADDISON GARDENS LONDON		
UK postcode: W14 8AJ		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 08-Oct-2002

A director / secretary (circled) / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CLIVE PHILP

THE BRITISH LAND COMPANY PLC, 10 CORNWALL TERRACE,

LONDON Tel 020 7467 2896

DX number 2896 DX exchange 020 7486 4466

Companies House
— for the record —

Copy.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 621920

Company name in full BRITISH LAND COMPANY PLC

03 JUN 25 AM 7:21

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	37795		
Nominal value of each share	£0.25p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

SHAREHOLDER DETAILS	Shares Allotted
Euroclear Nominees Limited C/o Bank of New York London, One Canada Square, London. E14 5AL	7440
BNP Paribas Private Bank Switzerland 2 Place De Hollande, CH1211 Geneve 11 , Switzerland.	5208
HSBC Global Custody Nominee /UK/ Plc Account 905403 Mariner House, Pepys Street, London. EC3N 4DA	11160
Pershing Keen Nominees Limited Account ABPEP Capstan House, One Clove Crescent, East India Dock, London. E14 2BH	446
Pershing Keen Nominees Limited Account KKGEN Address as above	9821
Pershing Keen Nominees Limited Account PLCLT Address as above	3720
Total	37795

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Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

Return of Allotment of shares

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	394p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: LUCINDA BELL Address: 6 PRIORY GARDENS, CHISWICK, LONDON UK Postcode: W4	Class of shares allotted: ORDINARY	Number allotted: 15,000
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted: TOTAL	Number allotted: 15,000

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

ICSA SOFTWARE
BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

88(2)

Return of Allotment of shares

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	394p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Class of shares allotted	Number allotted
Name: Bryan Lewis Address: 17D Friars Stile Road, Richmond Surrey UK Postcode: TW10 6NH	Ordinary	8,500
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:	Total	8,500

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

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DX number DX exchange

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Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8,994		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	322p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	NAREN RAICHURA	Class of shares allotted	Number allotted
Address	163 UXBRIDGE ROAD, HARROW WEALD, MIDDX	ORDINARY	18,994
UK Postcode	HA3 6DG		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode		TOTAL	18,994

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number — DX exchange

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Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	35,933		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	394p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Class of shares allotted	Number allotted
Name: NAREN RAKHURA Address: 163 UXBRIDGE ROAD, HARROW WEALD, MIDDX UK Postcode: HA3 6DG	ORDINARY	30,933
Name: DEREK FRENCH Address: 3 SOUTHWOOD ROAD, RUSTHALL KENT UK Postcode: TN4 8SL	ORDINARY	5,000
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode	TOTAL	35,933

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

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DX number DX exchange

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Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

88(2)

Return of Allotment of shares

Company Number	621920
Company Name in full	THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	31	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8,518		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	322p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: LUCINDA BELL Address: 6 PRIORY GARDENS, CHISWICK LONDON UK Postcode W4 1TT	Class of shares allotted: ORDINARY	Number allotted: 5,200
Name: STEPHEN SPOONER Address: 31 BIRCHMEAD AVENUE, PINNER MIDDX UK Postcode HA5 2BG	Class of shares allotted: ORDINARY	Number allotted: 3,318
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,518

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

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Company Secretary

88(2)

03 JUN 25 AM 7:21

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	31	05	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	99,396		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (*including any share premium*)	394p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Class of shares allotted	Number allotted
Name LUCINDA BELL Address 6 PRIORY GARDENS, CHISWICK LONDON UK Postcode W4 1TT	ORDINARY	14,800
Name BRIAN MORRIS Address 37 WESTROPE WAY, BEDFORD UK Postcode MK41 7SX	ORDINARY	19,897
Name CHRISTOPHER FORSHAW Address 42 MONMOUTH CLOSE, CHISWICK, LONDON UK Postcode W4 5DQ.	ORDINARY	25,000
Name STEPHEN SPOONER Address 31 BIRCHMEAD AVENUE, PINNER MIDDX UK Postcode HA5 2BG	ORDINARY	39,699
Name Address UK Postcode		
	TOTAL	99,396

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

SOFTWARE BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	621920
Company Name in full	THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,527		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	158p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: MARK KNIGHT	Class of shares allotted	Number allotted
Address: 56 ASHLONE ROAD, PUTNEY, LONDON	ORDINARY	2,527
UK Postcode: SW15 1LR		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode	TOTAL	2,527

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Signed ________________ Date ________________

A director / secretary, administrator, administrative receiver / receiver manager / receiver

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DX number	DX exchange

ICSA SOFTWARE
BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 621920

Company Name in full THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30 / 05 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	158,860		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	394 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Class of shares allotted	Number allotted
Name: MARK WRIGHT Address: 56 ASHLONE ROAD, PUTNEY LONDON UK Postcode: SW15 1LR	ORDINARY	40,150
Name: PETER CLARKE Address: 2 ASHLEA ROAD, CHALFONT ST. PETER, BUCKS UK Postcode: SL9 8NY	ORDINARY	30,968
Name: STUART SLACK Address: 22 BEAUMONT STREET, LONDON UK Postcode: W1G 6DQ	ORDINARY	35,000
Name: ANTHONY BRAINE Address: 21 WOODVILLE ROAD, EALING, LONDON UK Postcode: W13 6AP	ORDINARY	42,382
Name: JONATHAN PAYNE Address: 21 ABINGDON ROAD, SNAPRAILS PARK, SANDHURST, BERKS UK Postcode: GU47 9RN	ORDINARY	10,000
	TOTAL	158,860

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Signed [signature] Date

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Tel

DX number DX exchange

ICSA SOFTWARE

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88(2)

03 JUN 25 [illegible] 7:21

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	621920
Company Name in full	THE BRITISH LAND COMPANY PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	570		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	524·5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name: LORD TERENCE BURNS		Class of shares allotted	Number allotted
Address: 13 NORTH AVENUE, Ealing, London		ORDINARY	285
	UK Postcode W13 8AP		
Name: DEREK HIGGS		Class of shares allotted	Number allotted
Address: 41 UPPER ADDISON GARDENS, LONDON		ORDINARY	285
	UK Postcode W14 8AJ		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode	TOTAL	570

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date

A director / secretary, administrator, administrative receiver / receiver manager / receiver

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Tel	
DX number	DX exchange

The British Land Company PLC

03 JUN 26 7:21

28 May 2003

Press Release

PRELIMINARY ANNOUNCEMENT BY THE BRITISH LAND COMPANY PLC

RESULTS FOR THE YEAR ENDED 31 MARCH 2003

- **Net Assets** per share rise **7.1%** to **860 pence*** (2002: 803 pence) on an adjusted diluted basis. Adjusted undiluted net assets per share 884 pence* (2002: 833 pence)
- **Net rents** up **7.6%** to **£513.3m** (2002: £476.9m) including additional income resulting *from settlement of rent reviews at Broadgate of £10.2 million*
- **Underlying profits, before asset disposals** up **14.3%** to **£145.7m** (2002: £127.5m). Gains from asset disposals, including trading properties, £26.7 million (2002: £43.8 million)
- **Profits before tax £172.4m** (2002: £171.3m)
- **Total return** (adjusted diluted net asset value per share growth and dividend) for the year **8.8%**
- **Final dividend** up **8.1%** to **9.3 pence** per share. Total distribution for the year up 8.1% to **13.4 pence** (2002: 12.4 pence)
- **Portfolio valuation** up **0.7%** (on a like for like basis) to **£9,645.6 million**
- **Property sales £612 million, purchases £328 million** in the year, including the joint ventures
- Convertible Bond redemption and share buy-backs reduce diluted shares by 78.4 million (13.1%)
- Preliminary indications are £3 billion of portfolio within Budget's proposed Stamp Duty exemption for disadvantaged areas
- **Net assets per share tripled** over the **last 10 years**
- **Earnings per share tripled** over the **last 10 years**

* adjusted to exclude the capital allowance effects of FRS19 and to include the external valuation surplus on development and trading properties (Note 18)

All figures include British Land's share of joint ventures unless stated otherwise.

CONTACTS

The British Land Company PLC
John Ritblat, Chairman } 020 7467 2831/2829
Graham Roberts, Finance Director } 020 7467 2948

Finsbury Limited
Edward Orlebar } 020 7251 3801
Faeth Birch }

Portfolio Valuation

Portfolio Valuation	Group £m	JVs⁺ £m	Total £m	Portfolio %	Change* %
Offices					
City	2,949.4	236.8	3,186.2	33.0	-6.4
West End	575.8	38.2	614.0	6.4	-0.9
Business parks & Provincial	103.9	72.7	176.6	1.8	-0.3
Development	507.5	65.4	572.9	6.0	-11.3
All offices	**4,136.6**	**413.1**	**4,549.7**	**47.2**	-6.1
Retail					
Shopping centres	1,739.1	114.5	1,853.6	19.2	3.3
Supermarkets	1,061.8	206.1	1,267.9	13.2	11.0
Retail warehouses	743.1	321.9	1,065.0	11.0	11.7
Shops	89.7	298.3	388.0	4.0	11.7
Development	19.2	0.7	19.9	0.2	2.9
All retail	**3,652.9**	**941.5**	**4,594.4**	**47.6**	7.9
Industrial and distribution	**147.4**	**17.3**	**164.7**	**1.7**	5.3
Residential	**213.5**	**2.5**	**216.0**	**2.2**	4.7
Leisure	**76.1**	**35.6**	**111.7**	**1.2**	6.6
Other development	**9.1**		**9.1**	**0.1**	
Total	**8,235.6**	**1,410.0**	**9,645.6**	**100**	**0.7**

⁺ British Land's share
* after adjustment for purchases, sales and capital expenditure

Total funds under British Land property management **over £11 billion** (after sales of £612 million this year) including partners' shares of joint ventures. This involves in excess of 25 million sq ft of commercial space.

Profit and Loss Account

Profit and Loss Account	Year ended 31 March 2003	Year ended 31 March 2002
Net rental income	**£513.3m**	£476.9m
Net rental income (Group)	**£418.2m**	£386.6m
Net interest payable	**£326.4m**	£317.9m
Profit on property trading and disposal of fixed assets	**£26.7m**	£43.8m
Underlying profit before tax	**£145.7m**	£127.5m
Profit before taxation	**£172.4m**	£171.3m
Tax charge	**£33.1m**	£11.9m
Dividend per share	**13.4 pence**	12.4 pence

STATEMENT BY THE CHAIRMAN, JOHN RITBLAT

This was a vintage year. British Land's tried and tested business model achieved record pre-tax profits of £172.4 million and our highest ever adjusted diluted net assets of 860p per share, up 57p, a rise of 7.1%. Adjusted undiluted assets per share were up 51p, a rise of 6.1% to 884p. The total return was 8.8%.

We are lifting the final dividend by 8.1% to 9.3p per share. Including the interim of 4.1p already paid, the distribution for the full year is also up 8.1% at 13.4p. With reversions of £58 million on the investment portfolio still to come plus income from developments, we expect to go on raising dividends, and thus carry forward our existing 24 year record of increasing payouts every year.

Net assets per share growth was helped by a combined programme of buying back 30.3 million shares at a cost of £130.1 million and of exercising the provision we built in for early redemption of the 6.5% £323 million Convertible Bonds 2007 at par. This redemption removed the prospectively dilutive effect of 48.1 million shares due to be issued on conversion.

Overall we have thus reduced the number of diluted shares by 78.4 million, that is a cut of 13.1%. We timed our purchases to take advantage of market weakness derived from forced selling, thereby achieving the very beneficial outcome of one of the largest and the cheapest buybacks in the sector.

The Portfolio

In valuation terms, overall the portfolio was up 0.7%. Quality assets even in sectors under pressure still hold up. While our other City office values are off 8.8%, Broadgate itself has declined only 6.0%. In this context the European Bank for Reconstruction and Development's decision to remain at Broadgate until 2022 is very positive for us. The imminence of the 2006 break clause is reflected in a lower value attributed by our independent valuers as at March 2003. With the break now removed we can look forward to significant accretions in value as both the rent-free period runs off and we enjoy the benefit of the value of the lease extension from 2016 to 2022. The lease remains full repairing, and the building is to be reinstated by the tenant to open space with all partitions removed. The net-of-tax cost of the rent-free is around £42 million, and we rather like the marble!

At £4.6 billion, retail represents some half of the entire portfolio and provided a counterbalance. The retail portfolio shows an overall increase of 7.9%, with department stores being the star performers, up 16.4%. Retail warehouses were up 11.7%. The supermarkets, up another 11%, also added value strongly, and we still believe they are under-rented.

Our use of joint ventures, the route we have employed to achieve access to properties that were not on the market, also paid off last year with growth of 4.5% on the £2.8 billion joint venture portfolios.

Our income is largely provided by rents paid by strong tenants on long leases. The weighted average lease length, assuming all breaks are exercised at the earliest date, is 16 years. We have granted no options to tenants to put back space. Gross rents, including our share of joint ventures, were up 7.3% at £551.6 million last year and net rents were up 7.6% at £513.3 million.

There is no substitute for sustained and rising cash flow, which is of course the basis of property valuation and its attraction to investors.

Including joint ventures, property purchases in the year were £328 million, with 1 Appold Street being the largest item and completing our 20 year assembly at Broadgate of 4 million sq ft on over 34 acres. Profitable property sales including the joint ventures and only minimal trading were £612 million.

Specialist Management

Our specialist teams have been particularly active in managing their dedicated joint ventures. Reflecting our market views we sold our share of Cherrywood, the development near Dublin. We have made substantial sales in Public House Company, our joint venture with Scottish & Newcastle plc. In BLU, our joint venture with Great Universal Stores plc, we have continued our programme of sales. We also realised all the properties in BL Rank, our joint venture with Rank Group plc. On the other side of the coin we took advantage of opportunities to buy out our partners in 201 Bishopsgate, London EC2 and in the residential company London & Henley. We continue to seek further ventures and will apply the same selective and long-term approach to prospective partners.

A Balanced View

We are long-term investors in real estate, but we are not in the business of fabricating quarterly firecrackers to suit short-term speculators in the market. The portfolio's performance in the present testing times shows the value of the long view and how important it is to have the right assets – modern, functional buildings of adaptable design for easy updating, situated in locations of enduring appeal to a spread of occupiers.

British Land's balanced portfolio provides significant benefits and attractions at a time of economic stress. Fashion is fickle and though it can be made to appear superficially attractive at the time to be focused on whatever sector of the market is in vogue, it is naive – not to mention tax inefficient and costly – to imagine that one can flit between the sectors on a whim. Every building, each parcel of land is different. Good property, once sold, may be impossible to retrieve or replicate – and in a difficult and less liquid market it is often only good property that will attract buyers. We have always been active in the market in pursuit of performance. Over the last 6 years profitable sales have been over £3 billion. Property is a long-term business but has stood up well as an asset class while alternatives, and particularly stock markets, have slumped.

Development

As we announced at the interim stage, we have orchestrated our development programme to suit current market conditions. Last year British Land and its joint ventures completed just under 1 million sq ft at a construction cost of £115 million. This space, already 90% let, will yield £13 million a year when fully leased.

A major element of this completed space was Centre West, the 285,000 sq ft extension to the East Kilbride Shopping Centre in Scotland. Centre West opened in March 2003, on time and on budget, and is already 89% committed.

Significant committed transactions now under construction are limited to Plantation Place, London EC3 principally pre-let to Accenture, and the 163,000 sq ft office building at 10 Exchange Square in the middle of Broadgate. Overall we have now spent £135 million of the £319 million cost, funded from our own resources.

Joint venture development sales, primarily at Cherrywood near Dublin, Thatcham and Enfield, have reduced the extent of next stage projects by some 14%. We have also reduced the amount of the Company's capital tied up in non-earning sites to below £200 million, only 1.8% of the managed portfolio. We are continuing with preparatory moves on next stage projects, which we are happy to own until we judge the time is right to commence the development.

British Land's management ethos is exemplified in its development team. With just 8 executives the largest and most complex of projects are managed highly efficiently. For example at Plantation Place, the office development providing 700,000 sq ft in two buildings, each has been run with a discrete project team. Together, the design phase has involved 5 different firms of consultants using more than 150 people. The construction phase involves 92 contractors with a peak number of people on the sites per day of 550 and with roughly

5,000 people engaged altogether. The steel frame contract for No. 1 Plantation Place specifies the manufacture, delivery and assembly of 9,000 pieces of precision-cut steel weighing 7,000 tonnes in total and requiring over 75,000 man-hours to erect.

Active Financial Management

The weighted average interest rate on our £4.4 billion net debt is improved again at 6.31% with 83% of debt at fixed rates of interest and 64% on terms which restrict lenders' recourse to specified assets only. By raising non-recourse, ring-fenced, securitised debt, the Company can realise value from property without the selling costs, stamp and tax bill that a profitable sale would incur. It also retains all the future growth.

The redemption of our 6.5% £323 million Convertible saved interest which as planned has mitigated the financing cost of our share buy-back programme. Our share buy-backs in turn brought our mortgage ratio back up to almost 50%, which we regard as comfortable: tax cost is minimised because of deductible interest, our equity capital requirement is kept modest and shareholders gain a higher level of growth per share out of our property performance than if we were less geared. Moreover, the combined market value of our shares and our debt stand at a similar discount to those of our peers. It is rather simplistic to ignore the capital efficiencies which debt provides by taking only the net discount.

Tax

The 2003 Budget contained some positive proposals for property companies. We expect to gain from the proposed exclusion of disadvantaged areas from Stamp Duty, as some £3 billion of our assets, including the Meadowhall and Eastgate Shopping Centres, Stockton-on-Tees Retail Park and Serpentine Green, Peterborough, are expected to be beneficiaries. This is not a real bonus, just a redress of some of the previous retrospective levy.

On the other hand, the proposed hike in Stamp Duty on leases can hardly be described as helpful. We are active within our industry, especially through the British Property Federation, in addressing the numerous and highly technical issues which may arise for our tenants.

Part of our remit is to research ways to improve the return we can offer to shareholders. The prospect of tax transparent vehicles, also raised in the latest Budget, has clear attractions and if it materialises will be beneficial, and we have made our views known to H.M. Treasury and the Bank of England.

Management Initiatives

British Land's dispositions for its own portfolio are carried out by specific teams of surveyors and controllers working through our outsourced agents, but there are several other distinctive operational features.

The strength of the Meadowhall management team has brought added value to our other shopping centres such as Eastgate in Basildon and East Kilbride in Scotland. We have been able to pool our resources to provide cross-fertilisation of initiatives and enjoy the benefits of scale.

Meadowhall has been the focus for our use of the new technologies. GO SHOP's 70,000 cardholders use touch screen kiosks at Meadowhall to take advantage of special offers within the Centre, enabling retailers to target brands to specific groups. The Meadowhall website now has 86,000 hits a day.

We have also launched a retailer warehousing and delivery service on site at Meadowhall, the ARC. This enables retailers to consolidate storage, reduce delivery costs and improve stock replenishment and visibility through a data link between their store and the warehouse. We have set up a joint venture company, Comgenic, with our software partners PoulterNet, selling the shopping centre management systems we have developed at Meadowhall to other shopping centre operators here and abroad.

Our own specialist building and estate management company, Broadgate Estates, provides services to the Group and to many other clients in Greater London. It is a profit centre in its own right and more than half of its profits come from outside the Group. It was at Broadgate that we launched Vicinitee, a website that offers local information and services to 60,000 desktops at tenants and occupiers. It is now in use at 22 of our City buildings and 6 more at Regent's Place, besides having been sold to landlords of 6 other buildings.

Our collaboration with other major property investors continues. We have taken an active position in PISCES, the standardised information exchange for the property industry, in Propex, the on-line property investment market, and in HSO, which provides high speed connections for offices.

A Coded Message

As I have reported before, we are conforming to the Lease Code, but finding little interest from takers. My previous stated view that market forces rather than the Government can best handle commercial transactions has been reinforced by a recent advertisement in the property press. A nationally known name wants to sell properties it currently owns and lease them back for 25 years – with 5 yearly upward only rent reviews. That is the choice of the prospective tenant, not of the oppressed landlord!

Our own very recent transactions with Deutsche Bank at Appold Street and with the European Bank for Reconstruction and Development, both at Broadgate, and both requiring long leases on an upward only rent review basis, show what sophisticated tenants seek to secure.

Corporate and Social Responsibility

Late last year we published our first Environment and Social Report. Our approach to investment, development and management of property is based on a clear appreciation of the economic environment and social objectives, and the need to take a long-term sustainable view of our operations. Our staff have voluntarily undertaken a variety of projects in their local communities, from helping blind shoppers to teaching English as a second language to staff working in our shops.

In March 2003 the Home Secretary, the Rt. Hon. David Blunkett M.P., opened The Source which we have built at Meadowhall. The 34,000 sq ft Source has been welcomed by the local community as it provides employment advice, various forms of training including IT, a gym and other leisure facilities, a crèche and a coffee bar.

The non-productive element of corporate and social responsibility is filling in those agonising questionnaires! One of the leading institutional inquisitors in this field has 53 pages of questions and 58 pages of notes. Most adopt a "one size fits all" stance so that we, with very few employees, can be statistically compared with multi-nationals employing tens of thousands. It really is time that the various researchers agreed on standard quiz sheets, tailored to differing sizes and types of enterprise, and stopped moving the goalposts every year. Then we could concentrate on performing CSR profitably without the distraction of box-ticking for competing questioners.

We actively care for the environment and access for the community and together with our sponsorships have strong empathy for the public good and public art. The new piazza at Regent's Place in particular is exhilarating, with works by modern artists and magnificent lighting effects.

Prospects

British Land's business model is designed to extract maximum benefit from long-term property investment and development. And our strategy does just that: net assets per share and earnings per share have each tripled over the last 10 years. Because of the nature of property we adopt a long-term horizon, but that involves a myriad of rapid response judgements, through buying and selling and leasing and refurbishing, and transactions to seize advantages wherever and whenever they arise. We are at the mercy of economic wind and tide, and have to make decisions the efficacy of which will show up very clearly in future valuations and performance. The market is cyclical and its pitfalls can be very damaging.

We are risk averse and so hedge property risk both by diversifying between sectors and by constructing or selecting well built assets of high quality in good locations, occupied on long leases by a spread of tenants who are themselves strong credits. Risk on the finance side is also tightly controlled. We fix the interest rates on a high proportion of debt, use a range of lenders and have a long average debt maturity.

At present the investment market remains strong, as do our assets. The Board believes that shareholders can have every confidence in the Company, and that they hold a fine investment.

Corporate Governance

Our corporate governance continues to evolve. I stated at the 2002 Annual General Meeting that we would add to the Board, and we are fortunate to have found two exceptional new independent non-executive directors in Dr. Chris Gibson-Smith and Mr. David Michels. We welcome them both. After the AGM we will have a majority of non-executive directors on the Board.

Dr. Gibson-Smith is Chairman of National Air Traffic Services Ltd. and a non-executive director of Lloyds TSB Bank plc. Formerly he was Group Managing Director of BP plc. Recently he has been appointed Chairman of the London Stock Exchange. In March 2003 we appointed him Senior Independent Non-Executive Director.

Mr. Michels is Chief Executive of Hilton Group plc. He is a non-executive director of Hilton Hotels Corporation and until recently was a non-executive director of Arcadia plc.

We have also announced that the Board's Nomination Committee has set out to select a new Chief Executive by the 2004 AGM. Thereafter I will be remaining as Chairman for a period.

We are all more than grateful to our colleague and friend, Cyril Metliss, who joined the Board as an executive director in 1971, and stands down at the Annual General Meeting. We will retain in an executive role the benefit of his experience, skill, perseverance and acumen which have served the Company so well over the years.

For an £11 billion business our Board, executive and staff are not large. More than three quarters work directly at our properties, primarily Meadowhall and Broadgate, with around 150 at Head Office. Especial thanks go to our exceptionally talented and skilled teams. They share in creating a strong spirit and a congenial atmosphere in the Company. Their loyalty, enthusiasm and hard work are a great contribution to our success.

FINANCIAL HIGHLIGHTS

Profit and Loss Account	**Year ended 31 March 2003**	Year ended 31 March 2002
Net rental income	**£513.3m**	£476.9m
Net rental income (Group)	**£418.2m**	£386.6m
Net interest payable	**£326.4m**	£317.9m
Profit on property trading and disposal of fixed assets	**£26.7m**	£43.8m
Underlying profit before taxation	**£145.7m**	£127.5m
Profit before taxation	**£172.4m**	£171.3m
Tax charge	**£33.1m**	£11.9m
Adjusted diluted earnings per share	**27.1 pence**	31.5 pence
Diluted earnings per share	**26.9 pence**	30.2 pence
Dividend per share	**13.4 pence**	12.4 pence

Balance Sheet	**31 March 2003**	31 March 2002
Total properties*	**£9,645.6m**	£9,300.3m
Adjusted net assets+	**£4,318.5m**	£4,320.8m
Net assets	**£4,129.3m**	£4,107.9m
Adjusted diluted net asset value per share+	**860p**	803p
Group:		
Debt / equity ratio	**101%**	89%
Mortgage ratio (debt / property & investments)	**49%**	46%

* Pre adjustments for UITF 28

\+ Adjusted to exclude the capital allowance effects of FRS 19 and to include the external valuation surplus on development and trading properties

Total Return (adjusted diluted net asset value per share growth and dividend) for the **year 8.8%.**

Financing statistics (Group)	**31 March 2003**	31 March 2002
Net debt	**£4,361.4m**	£3,840.4m
- Weighted average debt maturity	**18.0 years**	19.8 years
- Weighted average interest rate	**6.31%**	6.62%
- % of net debt at fixed / capped interest rates	**83%**	95%
- % of debt ringfenced with no recourse to other Group companies/assets	**64%**	69%
Interest cover (net rents / net interest)	**1.60x**	1.53x
Cash and available committed facilities	**£1,635.4m**	£2,286.4m
- of which drawn	**£899.0m**	£240.4m

All figures include British Land's share of joint ventures unless stated otherwise.

FINANCIAL REVIEW

- Adjusted diluted net asset value per share up 7.1%
- Underlying profits before tax up 14.3%
- Net rents, including share of joint ventures up 7.6%
- Progressive dividend - up 8.1%
- Portfolio valuation - up 0.7%
- Total return on adjusted diluted net assets per share for year 8.8%

Drivers of Value

Our adjusted diluted net asset value per share rose 7.1%. This gain was achieved from three main sources:

- the strong growth in our retail portfolio valuation off-setting falls in the Central London office portfolio;
- strong earnings growth;
- the opportunistic repurchase and cancellation of shares.

The length of our leases within the London office portfolio and the strength of the investment market mean that the fall in estimated rental values ('ERVs'), due to reduced tenant demand, does not translate into an equivalent fall in valuation. The long lease profile within the retail sector on the other hand, contributed to its particular attractiveness to investors and the strong growth in demand for department stores and supermarkets resulted in a significant increase in value of the retail portfolio, more than offsetting the fall in Central London offices.

Group earnings for the year were boosted by income from settlement of rent reviews and new lettings of £24.3 million plus net back rents of £4.8 million. Although ERVs in Central London have fallen over the year, the rent reviews concluded at Broadgate were on leases with passing rents substantially below the market rents at the review date so increased rents were still achieved.

The opportunistic repurchase and cancellation of 13.1% of the diluted share capital – with £323 million of convertibles redeemed in June 2002 and 30.3 million shares bought back between September 2002 and March 2003 at an average price of 429p per share – added 34 pence to the adjusted diluted NAV per share.

In practice we have used the returns generated in the year to 31 March 2003 to buy back shares and to fund a dividend increased by 8.1% to 13.4p per share. At the end of the year shareholders' funds remained virtually unchanged at £4.3 billion, after adding back the FRS19 capital allowance provision and the external valuation surplus on development and trading properties. An additional piece of symmetry: by redeeming the convertible, the annualised interest we have saved represents 90% of the additional cost of funds used to repurchase shares.

Operating performance

Gross rental income, including our share of joint ventures, increased by 7.4% (£37.8 million) to £551.6 million (2002: £513.8 million). Properties wholly owned by the Group contributed £34.1 million of the increase, whereas our share of joint ventures gross rents grew by £3.7 million.

Group net rental income increased by 8.2% (£31.6 million) to £418.2 million (2002: £386.6 million) including as a result of rent reviews and new lettings (£24.3 million), net back rents (£4.8 million) and acquisitions (£8.2 million), less reductions from sales of properties (£5.6 million).

British Land's share of joint venture operating profits rose 4.2% to £92.3 million (2002: £88.6 million). This is driven by rent reviews and the full year impact of BL Davidson which was acquired in September 2001.

Profit before tax increased slightly to £172.4 million compared to £171.3 million in 2002. Profit before tax in 2002 included a much higher level of profits on disposal of fixed assets and property trading of £43.8 million (including £25.6 million relating to the disposal of shares in Haslemere N.V.), £17.1 million higher than the £26.7 million profits achieved in these areas during the year. Excluding these items underlying profits before tax increased by £18.2 million (14.3%) to £145.7 million (2002: £127.5 million).

Adjusted earnings per share have decreased to 27.4 pence per share (2002: 32.1 pence per share) and on a diluted basis to 27.1 pence per share (2002: 31.5 pence per share) as a result of the increased tax charge. Earnings per share were 27.2 pence per share (2002: 30.8 pence per share) and on a diluted basis 26.9 pence per share (2002: 30.2 pence per share).

Total return on adjusted diluted net assets was 70.4 pence per share representing an 8.8% return for the year.

Taxation

The Group taxation charge comprises a corporation tax charge of £12.4 million, deferred tax of £3.1 million and £10.6 million attributable to joint ventures, equivalent to a current year charge of 15.1% (2002: 20.8%) compared to a prevailing corporation tax rate of 30%. The charge has been increased by £7.0 million in respect of items relating to earlier periods (2002: reduced by £23.8 million). The overall charge of £33.1 million (2002: £11.9 million) represents a tax rate of 19.2% (2002: 6.9%).

The tax which would arise on the disposal of properties and investments at the amount at which they are carried in the balance sheet, and including trading and development surpluses is estimated at £470 million (2002: £510 million), after taking account of available losses and provisions.

Adjusted net assets

Adjusted net asset value includes the revaluation surplus on trading and development properties and excludes deferred taxes provided on capital allowances where no tax payment is expected to crystallise. Adjusted net asset value decreased only slightly by £2.3 million to £4,318.5 million during the year in spite of the reduction in share capital.

Adjusted net asset value per share (undiluted) grew by 51 pence, an increase of 6.1%, to 884 pence per share. Adjusted diluted net asset value per share increased by 57 pence (7.1%), to 860 pence per share. The key drivers in the increase in adjusted diluted net assets per share included retained earnings (14 pence), revaluation surplus (10 pence), redemption of 6.5% Convertible Bonds 2007 (12 pence) and the purchase and cancellation of ordinary shares (22 pence).

Finance and capital structure

Approximately 50% of the Group's property value is financed by borrowings. British Land uses debt as a means of maximising equity returns and minimising tax leakage. The Group mortgage ratio at 31 March 2003 was 49% (2002: 46%). The mortgage ratio including joint venture debt (which totals £632.0 million of which only £12.0 million is with recourse to the Group) is 52% (2002: 50%).

British Land uses a variety of methods to finance property assets with the aim of employing the most capital efficient method for each asset's particular characteristics. Financing is raised through a mixture of securitisations, public and private debt issues, convertible bonds and bank borrowings.

The Group's financial risk management policy is to maintain approximately 85% of debt at fixed and capped rates with debt taken out under long-term facilities in order to match the Group's income profile from its long lease lengths. These policies concentrate economic

exposure to the property market and our portfolio's performance and minimise exposure to short to medium term interest rate movements. The Group borrows using fixed and floating rate debt and uses interest rate derivatives to produce the desired interest rate profile for the Group's finances.

At 31 March 2003 net debt is £4,361.4 million (2002: £3,840.4 million). Securitised debt of £2,878.2 million is ringfenced with no recourse for repayment to other Group companies or assets.

The joint ventures are separately financed with no recourse to the Group, except for limited guarantees totalling £12 million (2002: £33 million).

The Group's weighted average interest cost has reduced to 6.31%, (2002: 6.62%) reflecting the early redemption of the 6.5% Convertible Bonds 2007 and the increased proportion of cheaper floating rate debt. At 31 March 2003 83% of debt was at fixed or capped rates of interest (2002: 95%) with a weighted average debt maturity of 18.0 years (2002: 19.8 years). Interest cover has increased slightly to 1.60 times (net rents/net interest) (2002: 1.53 times).

The market value of net debt and interest rate derivatives (including British Land's share of joint ventures) was £527.3 million (before tax relief) greater than their book values. This compares to £320.7 million (before tax relief) last year, the increase reflecting the effect of significantly lower gilt yields, and to a lesser extent credit spreads, on the market value of debt issued prior to the start of the year.

The Group continues to maintain a significant level of committed undrawn facilities to enable it to rapidly respond to opportunities in the market and to fund developments, without the need for project specific financing.

Changes in financing

Convertible Bonds
On 24 June 2002 the Company redeemed the £323 million 6.5% Convertible Bonds 2007 at par eliminating 48.1 million shares which would have been issued on conversion. This redemption contributed 12 pence to the increase in adjusted diluted net assets per share during the year.

Securitisations
There have been no new securitisations during the year. On 14 April 2003 the Company issued a further £50 million of bonds securitising the rental income stream from Meadowhall. This is in addition to the £825 million of bonds issued in December 2001. The weighted average interest rate of the total £875 million issue is 5.5% and the weighted average maturity is 18 years. The Group has now raised over 80% of the original net purchase price of Meadowhall through these securitisation issues at a competitive interest rate.

Purchase and Cancellation of Ordinary Shares
The Group purchased and cancelled 30.3 million Ordinary Shares during the year for a consideration of £130.1 million at an average price of 429 pence per share out of existing resources. These purchases contributed 22 pence to the increase in adjusted diluted net assets per share during the year. The Group's policy on the purchase of own shares - to do so when the share price is at a level that offers a good, low risk investment opportunity and if we feel buybacks offer better returns than new property investment, or to do so as one means of returning surplus capital should that circumstance arise - remains unchanged after these purchases.

Dividends

The Directors propose a final dividend of 9.3 pence per share, making a total dividend of 13.4 pence, an increase of 8.1% over 2002. This increase is in line with our continuing policy of dividend growth. The total dividend is covered 2.1 times by profits for the year.

Cash Flow

Profits after interest, tax and working capital movements, generated a positive operating cash flow for the year of £95.0 million (2002: £98.8 million). Property disposals by the Group and cash returns from joint ventures realised cash of £167.6 million. Investments in properties, subsidiaries and developments amounted to £438.2 million.

Cash and existing bank facilities were used to fund the £323 million redemption of the 6.5% Convertible Bond 2007 and £130.1 million purchase and cancellation of ordinary share capital.

Accounting Issues

There have been no Accounting Standard changes affecting the Group's results during the year.

The Group continues to report under the transitional arrangements of Financial Reporting Standard (FRS17) 'Retirements Benefits' following the extension of the transitional arrangements for the full adoption of FRS17 by the Accounting Standards Board (ASB). This extension was made because the International Accounting Standards ('IAS') Board announced that IAS19 'Employee Benefits' is to be revised. The Group plans to adopt IAS19 in its accounts for the year ending 31 March 2006 when it will be required to report under IAS for the first time in line with other UK public companies. The Group's net pension liabilities at 31 March 2003 amount to only 0.1% of adjusted diluted net assets after taking account of the market value of the scheme assets and deferred tax, reflecting the Group's small employee numbers and payroll costs.

Implementation of IAS in 2006 will potentially have a material impact on the Group's results. However as a number of major Accounting Standards are scheduled for review before 2006 it is not possible to estimate accurately the likely impact of adopting IAS. These include Standards relating to Financial Instruments and Investment Property which are clearly fundamental to British Land. However, for example, should we be required to recognise financial instruments at market rather than book value in the balance sheet then the adjusted diluted net asset value per share would decrease. By way of illustration, this amounted at 31 March 2003 to 101 pence, calculated in accordance with FRS13 before taking into account any tax relief (or 71 pence if full tax relief is taken into account).

In addition, in respect of deferred taxation, IAS requires contingent tax on revaluation of investment properties and investments to be provided in the balance sheet. Recognition of a contingent deferred tax liability on such revaluations in the balance sheet would decrease the Group's adjusted diluted net asset value per share by 90.3 pence (calculated in accordance with FRS19). Offset against the contingent tax should be any negative goodwill, which arises in respect of discounts received against the value of contingent tax in corporate acquisitions. At 31 March 2003 negative goodwill in the Group's balance sheet totalled £28.8 million (including our share of negative goodwill in joint ventures), equivalent to 5.5 pence per share (diluted).

European Bank for Reconstruction and Development Lease

On 16 April 2003 the Group agreed revised lease terms with the European Bank for Reconstruction and Development ('EBRD'), a prime tenant at Broadgate. The revised lease removes EBRD's option to break the lease on this building in 2006 and extends the end of the lease from 2016 to 2022.

The revised lease is for an unchanged annual rental of £18,975,000 (£52.50 per sq ft) with an upward only rent review in December 2006 and then every five years until the end of the lease. In addition EBRD will receive a rent free period of 3 years and 5 months from June 2003. The net present value of the cost to the Group of the rent free period amounts to £41.5 million (after tax relief) . In accordance with UITF 28 'Operating Lease Incentives' the cost of the rent free period will be spread in the profit and loss account over the period from June 2003 to December 2011 resulting in an annualised reduction in profit after tax of £5.4 million over this period.

PORTFOLIO HIGHLIGHTS

Portfolio Valuation by Use	Group £m	JVs+ £m	Total £m	Portfolio %	Change* %
Offices					
City	2,949.4	236.8	3,186.2	33.0	-6.4
West End	575.8	38.2	614.0	6.4	-0.9
Business parks & Provincial	103.9	72.7	176.6	1.8	-0.3
Development	507.5	65.4	572.9	6.0	-11.3
All offices	**4,136.6**	**413.1**	**4,549.7**	**47.2**	-6.1
Retail					
Shopping centres	1,739.1	114.5	1,853.6	19.2	3.3
Supermarkets	1,061.8	206.1	1,267.9	13.2	11.0
Retail warehouses	743.1	321.9	1,065.0	11.0	11.7
Shops	89.7	298.3	388.0	4.0	11.7
Development	19.2	0.7	19.9	0.2	2.9
All retail	**3,652.9**	**941.5**	**4,594.4**	**47.6**	7.9
Industrial and distribution	**147.4**	**17.3**	**164.7**	**1.7**	5.3
Residential	**213.5**	**2.5**	**216.0**	**2.2**	4.7
Leisure	**76.1**	**35.6**	**111.7**	**1.2**	6.6
Other development	**9.1**		**9.1**	**0.1**	
Total	**8,235.6**	**1,410.0**	**9,645.6**	**100**	**0.7**

+ British Land's share
* after adjustment for purchases, sales and capital expenditure

Total funds under British Land property management **over £11 billion** (after sales of £612 million this year) including partners' shares of joint ventures.

Portfolio Valuation by Location	Total £m	Portfolio %
London:		
City	3,608.0	37.4
West End	670.0	7.0
Greater London	518.6	5.4
Total London	4,796.6	49.8
South East England	1,023.2	10.6
Wales & South West England	506.2	5.2
Midlands & East Anglia	748.1	7.8
North of England	2,071.5	21.5
Scotland & Northern Ireland	379.3	3.9
Republic of Ireland	120.7	1.2
	4,849.0	50.2
Total	**9,645.6**	**100**

Long Lease Profile (excluding residential* & developments)	**Weighted average lease term, years**		
	to expiry	**to first break**	
	mean	**mean**	**median**
Offices			
City	14.5	12.2	13.8
West End	12.9	10.7	8.9
Business parks & Provincial	12.7	8.2	5.8
All offices	**14.2**	**11.8**	**11.5**
Retail			
Shopping centres	19.5	16.6	21.4
Supermarkets	22.5	22.5	21.7
Retail warehouses	17.9	17.7	17.7
Shops	26.2	23.4	22.1
All retail	**20.0**	**19.5**	**21.0**
Industrial and distribution	**15.6**	**15.2**	12.9
Leisure	**26.6**	**25.5**	19.7
Total	**17.4†**	**16.1†**	**16.3†**

* predominantly let on short leases
† at 31 March 2003 as adjusted for EBRD lease restructure

Vacancy rate only 2.7% of total portfolio ERV.

Security of income – sensitivity analysis (from 31 March 2003)	**% of income remaining at:**	
	expiry	**first break**
5 years	93.8	90.2
10 years	**81.2**	**72.4**
15 years	63.9	56.8

includes joint ventures
assumes no re-letting after first break or expiry

Tenant Risk Profile: Dun & Bradstreet Stress Score	**British Land %**	**TICCS Benchmark %***
Rental income rated:		
Negligible, low and low / medium risk	88.1	76.2
Medium / high risk	8.1	16.0
High risk	2.2	4.1
Unmatched	1.6	3.7
Total	**100**	**100**

* Tenant Income Credit rating Covenant Strength (IPD)

Current Reversions (excluding developments)	**Annualised Net Rents £m**	**Reversionary income (5 years) £m**	**Current net yield %**	**Reversionary net yield (5 years) %**
Offices				
City	199.6	6.5	6.3	6.5
West End	27.3	16.6	4.4	7.2
Business parks & Provincial	15.2	1.0	8.6	9.2
All offices	**242.1**	**24.1**	**6.1**	**6.7**
Retail				
Shopping centres	104.7	16.5	5.7	6.5
Supermarkets	79.8	2.1	6.3	6.5
Retail warehouses	62.6	9.6	5.8	6.8
Shops	24.7	2.8	6.4	7.1
All retail	**271.8**	**31.0**	**5.9**	**6.6**
Industrial and distribution	**11.4**	**2.2**	**6.9**	**8.3**
Residential	**12.9**	**0.1**	**6.0**	**6.0**
Leisure	**7.6**	**0.6**	**6.8**	**7.3**
Total	**545.8**	**58.0**	**6.0**	**6.7**

Development Programme	**Size** sq m	**Rent*, pa (est) £m⁺**	**Construction cost £m⁺**	**Cost to complete £m⁺**
Committed projects	88,940	42.9	319.3	184.6
Development prospects	358,360	104.4	716.6	689.9
Total	**447,300**	**147.3**	**1,035.9**	**874.5**

* Headline rent
⁺ British Land share

Further Income	**Contracted £m**	**Not Contracted £m**	**Total £m**
Annualised net rents, 31 March 2003	545.8		545.8
Reversions, within 5 years	21.6	36.4	58.0
Committed developments	19.4	23.5	42.9
Development prospects		104.4	104.4
Total	586.8	164.3	751.1

PROPERTY REVIEW

Sales: £612 million during the year

With continuing emphasis on quality properties we have pursued our strategy of portfolio review and selection. In a climate of low interest rates and finer yields, we have disposed of properties which have not been expected to meet our performance criteria, taking advantage of buoyant prices being achieved in the investment market. During the year we have completed sales of £612 million, including joint ventures and involving 181 properties (excluding residential units). Aggregate sales prices in each class of property, offices, retail, leisure, industrial and residential, have exceeded the relevant March 2002 valuations, in total by some £48 million, or 9%.

Significant disposals were:

- the BL Rank leisure portfolio of bingo clubs, leisure parks and centres and a cinema, which concluded our sales programme from this joint venture and significantly reduced our investment in the leisure sector;
- the programme of 24 auction sales by the Public House Company and the sale of a portfolio of a further 79 public houses to Scottish & Newcastle;
- 29 retail units with total sales prices of £56 million, predominantly in high street locations, from the portfolio and that of the BLU joint venture;
- residential properties totalling some £53 million, to capitalise on exceptional prices, particularly in London;
- 2 department stores at Doncaster and Perth (where House of Fraser assigned their lease), the BL Fraser joint venture realising prices well above valuation;
- 2 distribution units at Nursling, Southampton, of 36,700 sq m (395,000 sq ft) for £36.7 million, let to Tesco and Christian Salvesen. The premium price achieved reflected the good covenant and low yield in the market, despite limited rental growth prospects for the property;
- sales by BL Davidson of 5 retail parks totalling £62 million;
- distribution units at Thatcham and Enfield by BL Gazeley at significant surpluses, which are reported further under Developments below.

Since the year end, we have also sold our 50% interest in Cherrywood Properties Limited, which owns a mixed use development near Dublin, to our former joint venture partner, Dunloe Ewart.

Purchases: £328 million during the year

We have selectively added to our balanced portfolio in both the retail and office sectors.

Retail acquisitions during the year totalled £71 million including:

- Meadowbank Retail Park, Edinburgh, with a total of 13,950 sq m (150,000 sq ft) arranged in 8 retail warehouse units, anchored by a Sainsbury's superstore of 4,050 sq m (43,800 sq ft), plus 2 smaller units and a restaurant;
- Cuckoo Bridge Retail Park, Dumfries, comprising 9 retail warehouse units and a restaurant totalling 11,900 sq m (128,000 sq ft) anchored by a 4,460 sq m (48,000 sq ft) Homebase. Adjoining the park is a site owned by Tesco with planning consent for a store of 5,400 sq m (58,000 sq ft);
- the purchase of the 70% interest in the Sainsbury's superstore at Purley Way, Croydon (where we already owned the 30% interest) and the funding of an extension of 2,050 sq m (22,000 sq ft) to the store.

Further acquisitions included:

- the purchase of the virtual freehold interest held by Deutsche Bank at 1 Appold Street, completed the assembly of the entire Broadgate office estate, in the City of London, into our ownership. The offices and ancillary accommodation of 17,200 sq m (185,100 sq ft) are leased back to Deutsche Bank for 15 years without break;
- during the restructuring of Railtrack to form Network Rail, we took the opportunity of buying out Railtrack Development Limited's 50% interest in the joint venture that we had with them in respect of 201 Bishopsgate, London EC2, with a resolution for planning consent for a 69,500 sq m (747,800 sq ft) proposed development. The raft over the railway line had already been completed by the joint venture company, thus eventual construction costs are limited to the structure above ground,
- residential investments through the purchase of FRP Group and our joint venture partner's interest in London & Henley, which each own a portfolio of residential investments primarily in Greater London.

These properties, purchased at a total of £328 million, have risen in value during the period since acquisition averaging approximately 4 months by £45 million.

Property Asset Management: annualised net rents up £21.2 million

Settlement of 317 rent reviews during the year across the portfolio including joint ventures produced an increase in rental income of £31.2 million per annum, 34% above the previous passing rent. Further new income of £16.5 million per annum was achieved on 84 lease renewals and relettings in the year.

In the supermarket portfolio, significant progress continues to be made with rent reviews, resulting in record levels of rent at Chiswick, £23.15 per sq ft and £23.11 per sq ft at Croydon. The supermarket operators desire for increased trading floor areas (and the restrictive planning regime for new stores) has channelled demand to concentrate on extensions. During the year, 10 extensions with a total of 16,100 sq m (173,000 sq ft) have been added, at a cost of £39.6 million and generating additional rents of over £2.9 million per annum.

Voids in the portfolio remain a very low total of 2.7% by rental value; 0.3% is under offer and 0.1% is the subject of our asset management initiatives, so just 2.3% is vacant where tenants are being sought.

Reversionary income from the current investment portfolio is expected to increase rents by £58.0 million in the next 5 years, including £21.6 million already committed on the expiry of rent free periods and contracted minimum rental uplifts. Further income will be achieved from the development programme, of which £19.4 million per annum is committed under a pre-let.

Further income	**Contracted £m**	**Not Contracted £m**	**Total £m**
Annualised net rents, 31 March 2003	545.8		545.8
Reversions, within 5 years	21.6	36.4	58.0
Committed developments	19.4	23.5	42.9
Development prospects		104.4	104.4
Total	**586.8**	164.3	751.1

At Broadgate in April 2003, just after the year end, the lease to EBRD of the 34,100 sq m (367,000 sq ft) building at One Exchange Square was restructured. The tenant's break clause in 2006 was removed and the new lease extended from 2016 to December 2022, while the office rent was maintained at £18,975,000 (£52.50 per sq ft) per annum. Upward only rent reviews are due next in 2006 and every 5 years thereafter. The cost to British Land is a tax efficient 3 years and 5 months nil rent period from June 2003, with a net present value

of £41.5 million. There are no take backs or other put options. We are pleased to have retained this very good covenant for an extended term at Broadgate. The removal of the tenants' break clause in 2006 will have a positive effect on valuation since the reduction in value which would have occurred as the break in 2006 approached has been avoided. The value of the investment should also increase as the nil rent period runs off.

Retail: 48% of the total portfolio by value

Our primary retail focus is on out of town which accounts for 80% of the retail portfolio, while the remaining 20% is in high street and town centre shopping schemes.

While the rate of increase of total UK retail sales has been slower recently, the level of such sales has continued to grow, at the rate of 4.2% per annum for year to December 2002. Out of town retail has continued to take an increasing share (out of town sales growth in 2002 was 6.4%) benefiting from both consumer preference for this type of shopping experience and the limited supply of such property. These factors have resulted in sustained retailer demand, improved rents and values.

The department store properties are performing well. We reported at the interim stage our payment to House of Fraser for major works as part of their refurbishment of the Rackhams store in Birmingham, which produced a substantially increased rent.

At Meadowhall we have continued our policy of enhancing tenant mix and have achieved 28 new lettings to excellent retailers, including Zara, Tucci, USC, Elle, Holland & Barrett, The Model Centre, Pumpkin Patch and Sony. Rents achieved on these lettings and the 29 rent reviews completed in the year have been in line with our expectations. Total income has increased over the year by £5.6 million per annum to £68 million per annum. Visitor numbers have risen marginally over the year while the spend per party, in the off peak June survey and to a greater extent during the peak December survey, has increased considerably on the equivalent period last year.

Offices: 47% of the total portfolio by value

Central London investments represent 94% of our office portfolio. It is clear that during the year letting activity relating to Central London offices has declined significantly. There have been few transactions, although the recent letting to ICAP, at a rent of £48 per sq ft for 9,000 sq m (96,900 sq ft) from Lehman Brothers at Broadgate, is an excellent endorsement of our premier City estate. This transaction also enabled us to amend the headleases relating to the 31,260 sq m (336,000 sq ft) building let to Lehman Brothers under which the tenant pays rent calculated as a percentage of open market rental value. The rent receivable at the rent review will be calculated at 95% of open market rental value (up from 90%).

Overall, market take-up in the City for the first quarter of 2003 was still below average. The vacancy level has increased to around 10.8% (end Q1 2003) of City office space and is expected to rise further over the next year or so, as a result of new supply and releases by tenants of existing space. However, given take-up even at the existing low levels, by 2006 the market is predicted to return to a balance of supply and demand and we can then expect rental growth to return.

Open market rental values have softened over the year but our income from the Central London office portfolio is generated from long leases with upward only rents from strong covenants. The weighted average lease length of the office portfolio is 11.8 years to first break and 14.2 years to expiry. With upward only rent reviews, rental income can only fall at lease expiries or tenant breaks, thus our long lease profile means that despite rental value falls, capital values are not equivalently adversely affected.

Development: adding quality assets to the portfolio

Completed projects during the year totalled 91,300 sq m (983,000 sq ft), in our preferred investment sectors of retail and business parks. The 3 largest completions were:

- Centre West, a 26,500 sq m (285,000 sq ft) shopping centre in East Kilbride, adjoining and complementing our existing Plaza Centre. The centre is 89% by area let or under offer and is anchored by a 11,150 sq m (120,000 sq ft) Debenhams department store;
- Mill Park, Thatcham (held in the BL Gazeley joint venture) a 33,060 sq m (356,000 sq ft) distribution centre completed and let to Scottish & Newcastle, now sold creating a significant surplus over cost;
- Delta Park, Enfield (also BL Gazeley) where on completion of a further 23,950 sq m (257,700 sq ft) of distribution units, the substantially let park was sold to Legal & General, again realising a significant surplus over cost.

Committed developments now comprise 4 projects, as set out in the table below, all progressing within programme and budget, with remaining costs to complete of £184.6 million.

Committed Projects, as at 31 March 2003

Project	Prime Use	Size sq m	Rent† (est) pa	Cost *	PC + (est)	Pre-lettings (sq m)
1 Plantation Place EC3	Offices	50,150	£26.8m	£201.3m	Q2 2004	Accenture (34,840)
2 Plantation Place EC3	Offices	14,930	£7.4m	£59.6m	Q2 2004	
10 Exchange Square EC2	Offices	15,180	£7.7m	£53.2m	Q2 2004	
Heathrow Gateway Phase 3	Distribution	8,680	£1.0m	£5.2m	Q2 2003	
Total		**88,940**	**£42.9m**	**£319.3m**		**£19.4m pa (45%)**
Cost to complete				£184.6m		

* Construction cost
\+ Practical completion of construction
† Headline rent

Development prospects are those sites and properties where we have identified opportunities for development and are progressing design and planning stages. As an example, during the year we have reached agreement with the Mayor's office regarding provision of a walkway on the site at 201 Bishopsgate, EC2 and have achieved a resolution to grant an improved planning permission. We will undertake these projects in controlled stages, in line with our strategy of adding quality assets to our investment portfolio, with construction commitments made either on pre-lets or on the basis of anticipated market demand.

The sale of our 50% interest in the mixed use development site at Cherrywood, Dublin, has removed a significant element from the programme, although further areas of Regent's Place where master planning is being progressed are now included.

Controlled Development Programme, summary

As at 31 March 2003		Net Area sq m	Rent[†] (est) pa	Construction cost	Cost to Complete
Completed	Total	91,300	£13.1m	£115.4m	-
	British Land Share		£10.5m	£98.2m	-
Committed	**Total**	**88,940**	**£42.9m**	**£319.3m**	**£184.6m**
	British Land Share		£42.9m	£319.3m	£184.6m
Development prospects	Total	358,360	£114.5m	£792.7m	£760.9m
	British Land Share		£104.4m	£716.6m	£689.9m
Total		447,300	£157.4m	£1,112.0m	£945.5m
British Land Share			£147.3m	£1,035.9m	£874.5m

[†] Headline rent

Valuation: total portfolio up by 0.7%

All the properties owned by British Land and the joint ventures were valued by independent valuers, principally Chartered Surveyors, ATIS REAL Weatheralls. A commentary on the commercial property market by ATIS REAL Weatheralls appears later in this report.

The Portfolio, including British Land's share of joint ventures, was valued at £9,645.6 million. On a like-for-like basis (after adjustment for purchases, sales and capital expenditure) the Portfolio showed an overall increase in value of 0.7%. Offices, primarily in the City, decreased in value overall by 6.1%, while our retail portfolio performed well, up by 7.9%. Retail warehouse investments increased by 11.7%, shopping centres increased by 3.3%, supermarkets and shops rose by 11.0% and 11.7% respectively.

The Chancellor in his 2003 Budget in April gave full unlimited stamp duty relief on properties in defined 'disadvantaged areas'. This may have a beneficial effect on the valuations of such properties, which could be enhanced by up to 4%. Our portfolio will benefit from this change in that significant properties now free from stamp duty include Meadowhall, the Eastgate Centre, Basildon, Teesside Retail Park, Stockton, Serpentine Green, Peterborough and a further 150 properties with a value in the region of £3 billion. Our portfolio valuation being dated 31 March 2003 does not take account of this relief. We are already seeing that the benefit of this saving to purchasers is resulting in higher prices being paid. This concession on stamp duty, which required EC approval, is to be reviewed by the EC in 2006.

Performance benchmarking

For several years the Group has used Investment Property Databank ('IPD') to provide independent benchmarking of property returns as one tool in assessing portfolio performance.

The statistics provided below relate to ungeared total property returns of the Group, including our share of joint venture properties and excluding overseas properties, in comparison to the index of fund performance.

Ungeared total returns	British Land* %pa	IPD** %pa
10 years to 31 March 2003	12.7	11.9
Year to 31 March 2003	6.8	9.3
Year to 31 March 2002	6.9	6.7

*British Land and share of joint ventures
** IPD December Universe (extrapolated to March 2003) – formerly "IPD All Fund Universe March (unfrozen)"
Source: IPD

Over the one year period to 31 March 2003 British Land has underperformed the benchmark primarily due to its higher weighting of London office properties compared with the benchmark.

British Land's long term ungeared total returns for the ten years to 31 March 2003 have out-performed IPD and place the portfolio's performance in the upper quartile of funds included in the benchmark.

Strategy

The UK occupational property market over the last year has been categorised by a softening of office rents coupled with some growth in retail rents, more particularly for out of town retail. However, the property investment market saw an increase in demand from investors ranging from high net worth individuals through to property companies and institutions. This has resulted in a downward shift on yields, especially for properties with secure and long income flows. Interest rates remaining low and poor returns from the equities market have contributed to this increase in demand for property investment.

Our strategy, combining an emphasis on retail investments and Central London office investments to form a balanced portfolio, coupled with our philosophy of long secure income flows has proved sound; the increase in value of our retail investments has more than compensated for the downturn in value of the Central London offices. The City of London, a principal world financial centre, has excellent long term prospects.

We will continue to stress and analyse our property holdings and anticipate further sales in the forthcoming year. We will seek out new acquisitions within our overall investment strategy, being selective and opportunistic across all the sectors and buying only where we perceive true value.

ATIS REAL WEATHERALLS – COMMERCIAL PROPERTY MARKET SUMMARY

The comments below reflect our views as at 31 March 2003 and underlie our approach to the valuation of the portfolio.

General

Commercial property has enjoyed another year of strong performance compared to other asset types. This has arisen principally from the high income returns available relative to today's low interest rate environment, combined with capital increases due to yield movements across the retail spectrum where further rental growth is still anticipated.

By contrast, over the period leading up to the valuation date, there have been continuing declines in the stock markets, and over a 3, 5 or 10 year view, lack-lustre performance from fixed income investments such as Gilts.

Although overall future property investment performance in some areas is forecast to be more modest than in recent years - reflecting declining occupational markets - the appeal of well let property with long leases should continue.

We suspect that shorter leases will become more prevalent in the future. Although these may in time become the "norm", longer term income streams, particularly those which cover current vagaries in the occupational market, will continue to command a premium. Exceptionally long income streams, due to increasing scarcity, are, and will be, correspondingly even more sought after.

We therefore see a polarisation of the market with, on the one hand, investments with long term income streams which appeal to, for example, pension providers concerned principally with certainty and the ability to match liabilities. On the other, there will be those with shorter term income where strong property fundamentals will become crucial.

Much of the British Land portfolio benefits from both characteristics. It includes a substantial number of prime High Street retails, and significant investments located "out of town" where the fundamentals of demand and supply are favourable. Central London offices, although experiencing short term occupational difficulties, are also strategically sound propositions.

Looking forward, we expect some upward movement in Gilt yields but do not necessarily subscribe to the often quoted view that property and Gilt yields are, or should be, linked. Empirically the evidence is scant. We therefore see this as another 'plus' for property with the potential for continuing out-performance compared to other asset types.

Offices

Declining stock markets have continued to erode confidence and activity in **The City**. The problems of other European centres have also had negative consequences for occupational requirements amongst the many international banks and other organisations who make up the City office market. Although, as always, the return of demand will probably be more sudden than expected, forecasts are now that this will not now happen until, say, 2006. As a consequence, the value of City development sites and other shorter leased investments here have reduced as, respectively, schemes are deferred and both yields and rental values have moved in an adverse direction.

In contrast, yields for well let long leased investments, which make up the majority of British Land's City holdings, moved favourably during the final quarter of 2002 with an upward impact on values. Examples of this in the market include the sales of Winchester House, London Wall and 1 Great St Helen's, Bishopsgate. This reflects a flight to certainty, and more

immediately the ability of such properties to provide a secure return with a duration that exceeds the current short term problems in the lettings market.

Notwithstanding this, we have reduced the valuation of the Broadgate Estate to reflect much more conservative estimated rental values. Whilst the letting to ICAP demonstrates the continued appeal of Broadgate, even in the thinnest of markets, we have, nonetheless, adopted lower rental values for reviews looking forward over the next few years. As a consequence, the valuation of the Estate is now largely initial yield driven. There is, therefore, limited risk attached to current reversions and any subsequent increases in reversionary value should feed through to improved capital values

In the **West End**, although the occupational market is thin, sentiment is currently more favourable than in the City. This is in part thanks to a more diversified tenant base and the shortage of supply as a consequence of planning and more precisely defined geographical boundaries.

Occupiers are typically looking for well specified buildings that offer reasonable value for money. The company's substantial stake at Regent's Place satisfies these requirements and, as a consequence, progress with lettings has been made at 350 Euston Road.

Meanwhile, the majority of the Regent's Place Estate offers well secured long term income in top quality buildings let to tenants such as Bank One and Abbey National. In the medium term there is also significant development potential at the North East corner, which in a more benign climate could offer some 500,000 sq ft net of additional office space.

The landmark Euston Tower, currently let to the Government for another 16 years, was recently substantially refurbished by the tenant at no cost to British Land, and longer term has a number of potential alternatives including, subject to planning, residential on the upper levels.

In the investment market, as in the City, yields for well secured long income streams have improved since our last valuation in September 2002. Examples of this in the market include the sale of 151 Buckingham Palace Road, SW1 and 3-8 Whitehall Place, SW1.

Provincial offices have generally held steady as progress with lettings and active management initiatives have proceeded.

Retail

Retail Warehousing has yet again out-performed all other investment classes. The Company has invested significantly in this sector over recent years and continues to make carefully chosen purchases, an example being the Orbital Shopping Park in Swindon.

Rents have moved on in many locations across the country and parks offering scope for active management are very strongly sought after, an example being Pillar's purchase of the former Chartwell Land portfolio. This transaction suggests that prime yields have improved over the last few months reflecting investors' perceptions and expectations of future rental growth.

With rents regionally achieving £35 per square foot or more, and in excess of £25 per sq ft in a large number of locations, British Land's retail warehousing portfolio such as Homebase, spread across Greater London and the South East, should also produce a rising income. The Homebase covenant has been enhanced since its acquisition by Great Universal Stores.

Furthermore, in terms of future rental growth, it has been suggested that many occupiers of out-of-town stores have not refined their "offer" to the extent that they have in the High Street. As the out-of-town market reaches maturity these factors should enable the better retailers to increase their ability to pay higher rentals, despite the pressure on margins in the current climate.

Supermarkets are rarely available as investments but given the eagerness of investors (of many types) to secure long income streams with longer term robust residual values, we are confident that a modern long let food-store, rack rented, would command an initial yield of 5.75%, possibly less.

Department store values have improved, particularly those within the BL Fraser joint venture where guaranteed minimum increases are now approaching. We have adjusted the emphasis of our approach to the near reversionary yields and reflected the unusually long unexpired term (around 30 years) remaining at that time. Yields adopted reflect the popularity of long, secure incomes.

In the **High Street**, there are mixed signals coming from retailers and rental growth prospects are therefore variable. Underlying strength of location and rent affordability remain key considerations. More recent sales figures create some uncertainty as to the extent of rental growth anticipated in the short term.

Despite this, yields for prime shops fell by around 25 basis points between September last year and March 2003 and small lot sizes continue to attract very aggressive bids from a range of private investors. Some centres still offer scope for an uplift in rentals, and these naturally find most favour.

Shopping Centre values have generally improved, in line with the High Street. At the Company's Peacocks Centre, in Woking, rental values have increased by around 20%. Progress continues at the recently completed Centre West, adjoining the established Plaza Centre at East Kilbride, Scotland. Here, 26 tenants have been secured so far including Next and Debenhams, with a further 9 units already under offer. There should be a reflected benefit to Plaza Centre as uncertainty and delay on the part of retailers, pending the opening of Centre West, has now passed.

At Meadowhall, active management initiatives have continued including a number of strategic tenant relocations within the centre. Reversions and income have remained broadly in line with expectations. For both in, and out of, town retail, we have sharpened yields reflecting also the quality and length of the income stream and the positive attitude to prime retail.

Budget proposals to exempt a number of areas in the UK from stamp duty, including the area within which Meadowhall is located, have been announced by the Government. This measure would produce potential savings to an incoming purchaser, which could in this case be reflected in an increase in the price achievable, of up to £50m. This has not been reflected in our current valuations as the budget measures occurred after the date of our valuation.

Other Sectors

Demand remains strong for **Industrial Property**, which offers steady rather than volatile performance. Although in Greater London, where a number of developments have been successfully completed, let and sold on, values have probably peaked. The relatively high yield available, in this low interest rate environment, means that we have been able to improve the value of regional estates such as Clifton Moor in York.

A number of **Public Houses** held within the joint venture with Scottish and Newcastle have sold recently at auction and have achieved prices ahead of previous valuations, reflecting the beneficial yield shift that has occurred since then. Several others have been sold out of the joint venture, back to Scottish and Newcastle. Our current valuation of those remaining reflects these factors.

ATIS REAL Weatheralls
Norfolk House
31 St James's Square
London SW1Y 4JR

PRINCIPAL INVESTMENT PROPERTIES

The Broadgate Centre, London EC2

Value £2.8bn
360,000 sq m (3.9m sq ft) office, retail and leisure accommodation
13 hectare (34 acre) site
Adjoins Liverpool Street station (mainline and underground)
Distinctive environment for some of the world's largest corporations and leading professional practices
Approximately 30,000 employees based at Broadgate
Community website www.vicinitee.com
Tenants Include:
ABN AMRO Holdings
Allianz
Ashurst Morris Crisp
Barclays Bank
Baring Investment Services
Crédit Lyonnais
Deutsche Bank
European Bank for Reconstruction & Development (EBRD)
F&C Management
Henderson Administration
Herbert Smith
Lehman Brothers
Norinchukin
Prebon Yamane
Royal Bank of Scotland
Société Générale
Sumitomo Trust
Tokyo Mitsubishi
UBS Warburg
Williams de Bröe
The Broadgate Club
Freehold/virtual freehold
100% owned
Rent passing £168.5m pa
Average office passing rent £45.75 per sq ft
Weighted average lease term including breaks 14 years, to expiry 15.8 years

Broadgate is the premier City of London office estate.

Our interest in Broadgate dates back more than 20 years and the assembly of the entire estate into British Land's ownership was finally completed by the acquisition in March 2003 of the virtual freehold interest held by Deutsche Bank at 1 Appold Street. The offices and ancillary accommodation of 17,200 sq m (185,100 sq ft) was leased back to the bank for a period of 15 years, without break. Earlier in the year the 50% holding of 201 Bishopsgate not already owned was purchased for £40.25 million. This site has a resolution to grant an improved planning permission for a 69,500 sq m (747,800 sq ft) office development.

In April 2003, the lease to EBRD of the 34,100 sq m (367,000 sq ft) building at One Exchange Square was restructured. The tenant's break clause in 2006 was removed and the new lease extended from 2016 to December 2022. The office rent has been maintained at £18,975,000 (£52.50 per sq ft) per annum with upward only rent reviews, next in 2006 and every 5 years thereafter. There will be a 3 years and 5 months nil rent period from June 2003. There are no take-backs or put options.

The external and common areas of the estate are being further enhanced by a major improvement programme to provide new landscaped areas, retail amenities, improved lighting and signage. Broadgate Circle and the Octagon are complete, with new lettings to a variety of retailers, and the works underway in Finsbury Avenue Square are due to complete at the end of this year. Broadgate Estates Limited, a wholly owned subsidiary of British Land; manages the estate and maintains the external and common areas.

Construction of the new 10 Exchange Square is expected to be completed in spring 2004, adding 15,180 sq m (163,400 sq ft) to the Broadgate Estate. As for all other buildings at Broadgate, its frame and mechanical and electrical services are designed to permit ongoing flexible updating of tenants' space as technology and operating requirements change.

The total rent passing of £168.5 million per annum is subject to upward only rent reviews. The weighted average unexpired lease term, including breaks, for the whole of Broadgate incorporating 1 Appold Street and the recent agreement with EBRD, has increased from 12.2 years to 14.0 years. The weighted average lease length to expiry has increased from 15.2 years to 15.8 years.

Meadowhall Shopping Centre, Sheffield

Value £1.3bn
132,000 sq m (1,420,000 sq ft) retail
Site area 68 hectares (167.3 acres, 57.7 acres undeveloped)
195 shop units, 11 anchor stores, 11 screen Warner Village cinema, 27 speciality kiosks, 22 mall kiosks
25 restaurants and cafes (including Oasis food court) seating for some 3,300
Up to 800,000 visitors per week at peak time
Direct access to junction 34 of M1 motorway
Free parking for over 12,000 vehicles
On site transport interchange with bus, train and supertram services
www.meadowhall.co.uk
Anchor stores:
Allders Home
BHS
Boots
Debenhams
H&M
House of Fraser
Marks & Spencer
Next
Sainsbury's
Sports Soccer
WH Smith
Freehold
100% owned
Rent passing £68m pa
Average rent (excl M&S) £53.83 per sq ft
Weighted average lease term including breaks 18.6 years, to expiry 18.9 years

Meadowhall is one of the largest and most successful shopping centres in the UK.

The two level fully enclosed mall with excellent transport links continues to be attractive to both retailers and their customers. For multiple retailers at Meadowhall, 80% of the units are in the top 10 performing outlets of their company, and for 26% they are the retailers' best performing outlet in the country. Customer visits and average spend per party continue to increase. In the June 2002 off peak survey, spend per party was up 3% to an average of £101.92 and in the December 2002 peak survey it rose to £180.75 per party, up 23% on the equivalent period in the previous year.

Initiatives to benefit retailers and consumers include: a new on-line gift buying service; major advances in the centre's interactive customer loyalty scheme, which now has over 70,000 subscribers; and the development of the latest technology to communicate effectively with both customers and retailers, setting new industry standards. This technology, developed by Comgenic, a joint venture with PoulterNet, is being successfully marketed to other shopping centres throughout the UK. The accelerated response centre (ARC), was launched in August 2002, providing on-site warehousing and stock replenishment facilities. Significant benefits to retailers have been demonstrated and the scheme is being introduced to further retailers during 2003. In March 2003 a unique learning and development centre known as The Source was opened to provide premier training facilities, principally directed at the retail sector.

Meadowhall and its management have received more awards this year, including British Council of Shopping Centres (BCSC) and International Council of Shopping Centres (ICSC) marketing awards and the attainment of OHSAS 18001 award in recognition of Meadowhall's strong commitment to Health and Safety.

The rents passing are expected to increase to approximately £69.5 million per annum when the outstanding rent reviews and lettings have been completed.

Supermarkets Portfolio

Total value £1.5bn British Land's share £1.3bn
93 supermarkets located across England, Wales and Northern Ireland
Total floor area 464,000 sq m (5.0m sq ft)
Total site area 166 hectares (411 acres)
Total car spaces c.30,000
Tenants:
Sainsbury's (44 stores)
Somerfield (30 stores)
Tesco (14 stores)
Safeway (3 stores)
Waitrose (1 store)
Co-op (1 store)
86 freeholds, 7 long leaseholds
71 stores 100% owned
22 stores owned 50% in joint ventures
Total rent passing £92.8m pa, British Land's share £66.7m pa
Average rent £18.61 per sq ft
Weighted average lease term to break and expiry 22.5 years

British Land's investment in supermarkets now represents 13.2% of the total portfolio.

We calculate that we are the largest owner of UK supermarket properties, other than the occupiers themselves.

In an increasingly restrictive planning environment and limited new supply, the retailers continue to require more and larger stores and are prepared to commit to full lease lengths of over 20 years.

These investments, acquired over some 14 years, have been enlarged by 40 extensions adding a total of 56,600 sq m (609,000 sq ft), of which 16,100 sq m (173,000 sq ft) has been completed during the year.

During the year 42 rent reviews have been settled, with rents achieved at Chiswick and Croydon of over £23 per sq ft. At Croydon, we also acquired the 70% interest in the property we did not already own and funded an extension of 2,050 sq m (22,000 sq ft).

In addition to this supermarket portfolio, British Land also owns, directly or 50% in joint ventures, a further 20 supermarkets which are included in the retail park and shopping centre portfolios, and total a further 125,000 sq m (1,345,000 sq ft).

Out of Town Retail Warehouses Portfolio

Total value £1.4bn British Land's share £1.1bn
69 retail warehouse properties, of which:
41 retail parks with total 329 units; and
28 solus units
Total floor area 532,000 sq m (5.7m sq ft)
Total site area 214 hectares (528 acres)
Tenants include:
Asda
B&Q
Carpetright
Comet
Courts
Dixons Group
Focus Group
Homebase
Homestyle Group
JJB Sports
Matalan
Powerhouse
Sainsbury's
Tesco
TK Maxx
Predominantly freehold
Total rent passing £81.9m pa, British Land's share £62.2m pa
Average rent £14.31 per sq ft
Weighted average lease term including breaks 17.7 years, to expiry 17.9 years

British Land's retail warehouse investments represent 11% of the total portfolio.

Major retail parks in the portfolio include:

Teesside Retail Park, Stockton on Tees

This freehold property is located at the intersection of the A66 and A19 trunk roads between Stockton on Tees and Middlesbrough.

Phase 1: purchased in 1992 and extended in 1998 now provides 31,500 sq m (340,000 sq ft) of open A1 retail space arranged in 28 units, on a site of 19 hectares (47 acres).
Phase 2: a 3.3 hectare (8.1 acre) site, purchased in 1998 and located on the Park's principal access, has planning consent for 1,500 sq m (16,300 sq ft) of restaurant and 3,900 sq m (42,000 sq ft) of retail space. Restaurant units of total 1,090 sq m (11,700 sq ft) have been constructed and let. Construction of the retail space was completed in October 2002 and 2,800 sq m (30,000 sq ft) let to Comet; the remaining 1,115 sq m (12,000 sq ft) is under offer.
Phase 3: an 11 hectare (27 acre) site, surrounds the existing leisure development (not in the Company's ownership) and is available for development for commercial uses. A planning consent in respect of part of the site for a 100 bedroom hotel and a public house is in place..
The Pets at Home unit comprising 740 sq m (8,000 sq ft) and the reversionary interest in the adjoining Toys R Us are also in the Company's ownership.

Total passing rent from Teesside is £7.1 million per annum.

Greyhound Retail Park, Chester

This freehold retail park investment was purchased in 1992 and is located to the west of the town centre close to other areas of retail warehousing. The Park extends to 19,100 sq m (205,000 sq ft) of mainly retail floor space. There are also two leisure units (cinema and bowling alley) where the rents are based on retail values. Tenants include Carpetright, Kingsbury Furniture, DFS, Pets at Home and Powerhouse. Almost all the retail units have a valuable open A1 non food planning consent.

The total passing rent is £3.4 million per annum.

The Kingston Centre, Kingston, Milton Keynes
(50% owned in joint venture)

The Kingston Centre was constructed in 1992 on a freehold 14 hectare (35 acre) site on the A421, close to junctions 13 and 14 of the M1 motorway and provides a total of 21,200 sq m (228,000 sq ft) of open A1 retail space.

The Centre includes a 12,700 sq m (136,400 sq ft) Tesco Extra superstore with a petrol filling station and five retail warehouses totalling 7,400 sq m (79,300 sq ft). There is a covered shopping mall with 12 units totalling a further 1,150 sq m (12,400 sq ft), a drive-thru McDonalds, a public house, a car showroom and a car wash. Tesco has an overriding lease covering the superstore and mall units. Tenants of the retail warehouses are Boots, Mothercare, Benson's Bed Centre, Focus DIY and Holiday Hypermarket. Planning consent exists for 2 further retail warehouse units and a restaurant.

The total current rent is £3.5 million per annum.

The Beehive Centre, Coldhams Lane, Cambridge
(50% owned in joint venture)

The site extends to 7 hectares (17 acres) with a frontage to Coldhams Lane, off Newmarket Road, where other major retailers are represented. Accommodation includes 11 non-food retail units totalling 14,200 sq m (152,800 sq ft) and a supermarket of 6,500 sq m (70,000 sq ft) let to Asda. The construction of a further retail unit of 570 sq m (6,100 sq ft) was completed in December 2002 and is let to Multiyork Furniture. Other tenants include Carpetright, Homebase, JJB Sports and Currys.

Rental income is £3.8 million per annum.

Orbital Shopping Park, Swindon

This retail park was recently acquired following completion of its construction by Asda Walmart, adjoining a 13,935 sq m (150,000 sq ft) Asda superstore. The park comprises 18,950 sq m (204,000 sq ft) in 6 retail warehouse units let to Homebase, Comet, Next, Borders, JJB Sports and Boots and 7 shop units let to a variety of retailers including Blockbuster, Lunn Poly and Carphone Warehouse, together with a health club.

Rental income is £3.6 million per annum.

Homebase D.I.Y. Stores

The portfolio of stand alone Homebase stores is now 19 properties located mainly in the South East of England. Three smaller stores were sold in December 2002. Annual rents total £11 million which averages £147.70 per sq m (£13.72 per sq ft) and all are let on 20 year leases from December 2000. Total floor area is 75,065 sq m (808,000 sq ft).

Regent's Place, London NW1

Value £505m
114,100 sq m (1.3m sq ft) office, retail, leisure and residential accommodation
4.2 hectare (10.4 acre) site, West End of London
Close to Euston mainline and 4 underground stations
2.0 hectares (4.9 acres) for further development at the North-East quadrant and site to the West of the estate
Community website www.vicinitee.com
Tenants Include:
Abbey National
Bank One
Capital One
Elexon
HM Government
Hodder Headline
Sema
Mainly freehold
100% owned
Rent passing £17.7m pa
Average office passing rent £29.10 per sq ft
Weighted average lease term including breaks 14.1 years, to expiry 16.9 years

This thriving West End business quarter has a major Euston Road frontage and excellent transport links.

Two new buildings, the 18,500 sq m (199,000 sq ft) headquarters office building for Abbey National plc at 2/3 Triton Square and the 350 Euston Road building with 12,000 sq m (130,000 sq ft) offices and retail accommodation are complete, incorporating broadband technology. 43% of the office space at 350 Euston Road has been let in the year, to Capital One and Elexon at £46.50 per sq ft and £48.50 per sq ft respectively.

Preliminary master planning and massing studies are being progressed for the North-East Quadrant of Regent's Place, comprising 1.0 hectare (2.4 acres). Additionally, in September 2002 a conditional Development Agreement was entered into with The Crown Estate to explore the development potential of a 1 hectare (2.5 acre) site to the West of the estate. These 2 projects have the potential to add in the region of a further 93,000 sq m (1.0 million sq ft) to Regent's Place. Ultimately the entire estate is projected to cater for a working population of some 10,000 people.

Retail offers within Regent's Place enhance the working environment, including a Sainsbury's convenience supermarket, Holmes Place Health Club, Starbucks and Pret a Manger, a wine bar, hairdressers and a large crèche. 350 Euston Road incorporates further retail units which will be available for letting to a mix of tenants.

Triton Square, a large public area, provides landscaped open space facilities for all occupiers of the estate. Broadgate Estates Limited continues to manage the external and common areas.

Following the launch of the Regent's Place Travel Plan, the transport initiatives at Regent's Place are now featured in Government best practice guidance documents on travel plans.

350 Euston Road has been selected for an award in the "Large Commercial" category of the London Borough of Camden Built in Quality Awards 2003, part of a national scheme to promote good building practice.

The rents passing are expected to increase to £26.4 million per annum on expiry of rent free periods in September 2003.

Ludgate and Watling House, London EC4

53,350 sq m (574,250 sq ft) offices 2,400 sq m (26,250 sq ft) retail	The Ludgate Estate: 1 Fleet Place, 10 Fleet Place, 100 New Bridge Street; and Watling House, Cannon Street.
Near Blackfriars and Farringdon mainline and underground stations	The development of 1 and 10 Fleet Place and 100 New Bridge Street, completed in 1992, was an urban regeneration of land previously occupied by railway lines which are now re-sited below ground. Watling House was developed in 1998, close to St Paul's Cathedral. The standards of construction, finish and services are similar to those found at Broadgate.
www.vicinitee.com	
Tenants include:	
Baker & McKenzie	
Bryan Cave LLP	
Clydesdale Bank	
CRESTCo	
Denton Wilde Sapte	
Dow Jones	
Kroll Buchler Phillips	
MCI WorldCom	
Scottish Widows	
Virtual freehold and long leasehold	
50% owned in joint venture	
Rent passing £23.7m pa	

122 Leadenhall Street, London EC3

16,650 sq m (179,150 sq ft) offices 812 sq m (8,740 sq ft) retail	Situated opposite the Lloyds of London building in the City, the building was first constructed in 1969 and substantially rebuilt in 1996. It is located in an area of the City designated as suitable for high rise buildings. The majority of the leases are due to expire in 2008 and the potential of the site for a tower redevelopment post lease expiry is being promoted, with the appointment of architect Richard Rogers Partnership.
0.4 hectare (1 acre) site	
www.vicinitee.com	
Tenants include:	
Banca Monte Dei Paschi Di Siena	
Crédit Agricole	
Marks & Spencer	
Freehold	
100% owned	
Rent passing £6.9m pa	

Blythe Valley Park, Solihull

36,200 sq m (390,000 sq ft) offices	The joint venture to own and develop BVP was established in 1999. It has successfully developed and let some 36,200 sq m (390,000 sq ft) of primarily B1 office space on a landscaped park with direct access from junction 4 of the M42. The park has ancillary retail, day nursery and Virgin health and fitness facilities. The 2,350 sq m (25,500 sq ft) Innovation Centre, managed by University of Warwick Science Parks, was developed and is owned jointly with Solihull Metropolitan Borough Council. Development of further areas of the park will be undertaken subject to market demand. Rent passing will increase to £6.1 million per annum on expiry of current rent free periods.
69 hectares (170 acres) business park	
Planning consent for 111,500 sq m (1.2m sq ft)	
www.blythevalleypark.co.uk	
Tenants include:	
Centrica	
Logica	
Ove Arup	
Vodafone	
Predominantly freehold	
50% owned in joint venture	
Rent passing £5.8m pa	

The Plaza Centre, Plaza Tower and Centre West, East Kilbride, Scotland

Plaza Centre: 28,000 sq m (300,000 sq ft) retail, 45 units
Plaza Tower: 15,000 sq m (161,000 sq ft) offices
Centre West: 26,000 sq m (279,860 sq ft) retail, 49 units
Multi-storey and level car parks
Major tenants:
Plaza Centre:
BHS
Boots
Marks & Spencer
Primark
WH Smith
Plaza Tower:
Inland Revenue
Centre West:
Debenhams
French Connection
HMV
JJB Sports
Next
River Island
Superdrug
USC
Plaza: feuhold
Centre West: long leasehold
100% owned
Plaza: rent passing £5.3m pa
Centre West: rent (let or under offer) £5.6 m pa

The new Centre West and the established Plaza Centre together create a prime retail destination in East Kilbride.

In 2000 the enclosed Plaza was substantially refurbished including the creation of a new atrium, which now provides the direct link to our new adjoining shopping centre development known as Centre West.

During the year, in addition to the new lettings, the lease of the Somerfield supermarket in the Plaza Centre was acquired by the company and, after store improvements, relet to Primark.

The 26,500 sq m (285,000 sq ft) Centre West, which is held on a geared leasehold interest from feuholders South Lanarkshire Council, was completed and opened in March 2003. Anchored by a 11,150 sq m (120,000 sq ft) Debenhams department store, Centre West is 89% by area let or under offer.

Technology previously developed for Meadowhall has been installed at Centre West including a retailer intranet developed by Comgenic, the joint venture company launched in October by British Land and PoulterNet.

***The Peacocks Centre*, Woking**

29,700 sq m (320,000 sq ft) retail
Major stores:
Allders
Marks & Spencer
Primark
TK Maxx
Woolworths
Long leasehold
100% owned
Rent passing £5.8m pa

Completed in 1992, this fully enclosed Centre is the prime shopping scheme in Woking.

There are three principal levels of retail trading, anchored by Allders (12,700 sq m/137,000 sq ft), Marks & Spencer Food Store, Primark, TK Maxx and Woolworths. In a further 80 retail units tenants include Next, Monsoon, Accessorize, River Island and Virgin. During the year, a record prime rent was achieved with a letting to the German retailer Tchibo, one of their first shops in this country. The lower trading level has a 400 seat food court with popular offers from Aroma, Burger King and KFC, plus independent specialists. There is also a direct link to the adjacent Toys R Us Superstore (not in the Company's ownership) and the multi-storey car park.

Eastgate Shopping Centre, Basildon

56,300 sq m (605,750 sq ft) retail
3 office buildings 11,800 sq m (127,000 sq ft)
Multi-storey car park
Major stores:
Allders
HMV
New Look
Next
Primark
Sainsbury's Savacentre
Superdrug
Freehold
100% owned
Rent passing £8.8m pa

The Eastgate Centre represents a major part of Basildon Town Centre and is visited by over 13 million customers a year.

The retail mall contains 3 anchor stores and 116 units. Following significant lettings at the end of 2001 to Next, HMV and New Look, new interest is being shown by a variety of retailers. During the last 12 months 7 further lettings have been achieved to tenants including Holland and Barratt and Clinton Cards.

Eastgate's commitment to environmental improvement and quality has been recognised by achievement of ISO 14001 certification, and by winning the Essex Countywide Award 2003 for Environmental Awareness.

The office buildings are let to tenants which include CGNU and the Secretary of State.

Serpentine Green Shopping Centre, Hampton, Peterborough

27,700 sq m (298,000 sq ft) retail 2,100 car spaces
Major stores:
Tesco Extra superstore
Boots
H & M
Hennes
Carphone Warehouse
New Look
Gap
Next
WH Smith
Freehold
50% owned in joint venture
Rent passing £5.1m pa

Serpentine Green is located on the southern outskirts of Peterborough at the junction of the A15/A1139 and a short distance from the A1.

The covered Centre, completed in 1999, comprises a Tesco Extra superstore of 12,100 sq m (130,000 sq ft) plus a further 15,600 sq m (168,000 sq ft) including 26 retail units and a dedicated catering area.

The Centre also has a petrol station, operated by Tesco.

JOINT VENTURES

Introduction

British Land currently has 12 (2002: 14) active joint ventures which hold £2.8 billion (2002: £3.2 billion) of properties in the principal areas of retail, office and development. British Land's share of £1.4 billion (2002: £1.6 billion), is financed to the extent of £632 million (2002: £792 million) by external net debt, of which only £12 million (2002: £33 million) is guaranteed by British Land. The net investment in joint ventures at the year end is £700 million (2002: £727 million).

Joint venture model

All British Land's joint ventures share a common framework:

- a separate entity formed to own property;
- the joint venture entity is controlled on a 50:50 basis by a board on which each partner is equally represented (with no casting votes);
- the joint venture is established with a specific term, at the expiry of which, unless otherwise agreed, it will terminate in accordance with the terms agreed at the outset. There are, however, provisions for early termination if the partners reach deadlock; and
- the joint venture is funded by a varying combination of equity and subordinated loans (which enable income to be received gross) from the two joint venture partners, and by external debt.

British Land has proven its sustained ability to work constructively with other major companies, and its reputation enables it to continue to attract new ventures.

Joint venture rationale

Joint ventures benefit British Land because:

- they have provided access to desirable properties that were not on the market and enhance contacts with tenants across a greater number of locations;
- they are able to raise finance on the strength of their own balance sheets with minimal or no support from either partner, thereby significantly lowering the initial equity investments and enhancing the returns on capital;
- they restrict the risks associated with a specific property investment or development by sharing the investment with a partner; and
- British Land earns fees from services provided to joint ventures.

Joint venture activity

The key activities of the joint ventures during the year are:

- the acquisition in December 2002 of the remaining 50% interest in London & Henley, from the joint venture partner, Security Capital, for approximately £27 million; this residential portfolio is now entirely owned by British Land;

- BL Universal has further rationalised its portfolio, with sales of 27 properties, primarily high street shops, realising proceeds of £55 million;

- BL Rank Properties disposed of the remaining properties in its leisure portfolio, with the proceeds of £109 million being used to repay debt and return funds to the joint venture partners;

- The Public House Company continued with its programme of auction sales, in which 24 public houses were sold in the year, raising £29 million. Additionally, a further 79 public houses were sold to Scottish & Newcastle for £90 million in March 2003;

- BL Gazeley sold completed developments at Enfield and Thatcham, realising total proceeds of £71.9 million, substantially above cost; and

- British Land's interest in the Cherrywood joint venture, comprising the Dublin mixed commercial development, was sold in April 2003 to Dunloe Ewart the joint venture partner.

Other joint ventures have continued to rationalise and upgrade their portfolios through acquisitions, disposals and development of assets.

The summary profit and loss account and balance sheet information for the major joint ventures is set out later in this report.

Summary of British Land's share in joint ventures

	2003 £m	2002 £m	Change £m
Profit and loss account			
Gross rental income	**102.2**	98.5	3.7
Operating profit	**92.3**	88.6	3.7
Disposal of fixed assets	**20.4**	(2.5)	22.9
Net interest – external	**(56.4)**	(50.0)	(6.4)
Net interest – shareholders	**(8.9)**	(16.1)	7.2
Profit before tax	**47.4**	20.0	27.4
Balance sheet			
Gross assets	**1,470.3**	1,689.6	(219.3)
Gross liabilities	**(770.1)**	(962.4)	192.3
Net investment	**700.2**	727.2	(27.0)
Number of active joint ventures	**12**	14	

BL Universal

JV Partner:	Great Universal Stores PLC
Date Established:	February 1997
Portfolio value:	£796m, comprising 121 principally retail properties
Annualised net rent:	£53m
Finance:	£300m listed debentures and £45m bank loan provided by Eurohypo; the loan is without recourse to the joint venture partners
Value of British Land net investment:	£212m

When this joint venture was established, it acquired 982 properties from the GUS group. Since then, the joint venture has sold 856 properties and has reinvested the proceeds primarily in retail parks, as well as using the proceeds to repay debt and return cash to the partners. The largely repositioned portfolio now totals 121 properties, comprising retail warehouse parks, prime high street shops, shopping centres, superstores and offices.

During the year, 27 properties have been sold, for total proceeds of £55 million. Additionally, at the year-end, 3 further sales were exchanged and 3 agreed at an aggregate price of £15 million.

A redevelopment was completed in Donegall Place, Belfast to provide an 800 sq m (8,600 sq ft) shop for River Island. At New Cross Gate, London, a 2,300 sq m (25,000 sq ft) former bingo unit has been refurbished to provide retail-warehousing accommodation, divided and let to Currys and JJB Sports.

Joint ventures with Tesco plc

British Land has 3 joint ventures with Tesco plc, which together own £717 million of retail properties, comprising 13 superstores, 4 retail parks and 4 shopping centres, all of which are anchored by Tesco stores.

BLT Properties

JV Partner:	Tesco plc
Date Established:	November 1996
Portfolio value:	£239m, comprising 2 retail parks and 8 Tesco superstores
Annualised net rent:	£15m
Finance:	£111m loan provided by a syndicate of banks, led by HSBC; with recourse to the joint venture partners limited to £12m each
Value of British Land net investment:	£68m

One of the first joint ventures, BLT has been active in extending the properties, making capital contributions to the cost of development and achieving increases in rental income.

During the year, the extension programme has continued: the Tesco store at Harlech Retail Park, Newport, has recently been extended by 2,500 sq m (26,600 sq ft), resulting in a substantial increase in rental income from the enlarged store. The joint venture has also agreed an extension of 500 sq m (5,400 sq ft) at Formby. Rent reviews have been settled at 4 properties, while 2 distribution units at Nursling, Southampton were profitably sold in June 2002 for approximately £37million.

Tesco BL Holdings

JV Partner:	Tesco plc
Date Established:	November 1999
Portfolio value:	£369m, comprising 2 retail parks and 2 shopping centres each anchored by Tesco, and 5 Tesco supermarkets
Annualised net rent:	£22m
Finance:	£210m loan provided by a syndicate of banks, led by WestLB; the loan is without recourse to the joint venture partners
Value of British Land net investment:	£78m

This joint venture was established to acquire 9 properties from The Tesco British Land Property Partnership in November 1999. The properties are actively managed and the joint venture is currently funding a 230 sq m (2,500 sq ft) extension to the Tesco store in Bury.

Tesco British Land Property Partnership

JV Partner:	Tesco plc
Date Established:	February 1998
Portfolio value:	£109m, being 2 shopping centres anchored by Tesco
Annualised net rent:	£7m
Finance:	No external finance
Value of British Land net investment:	£47m

The partnership with Tesco was originally established to acquire 12 retail properties from the partners, and in November 1999 it sold 9 properties to the newly formed Tesco BL Holdings, retaining 3 properties. In 2001, one of these properties was sold.

The remaining 2 properties are now undergoing a significant programme of refurbishment. At Weston Favell, Northampton, an extension adding 5,200 sq m (56,000 sq ft) has recently completed with 70% now let or under offer. Following successful completion and letting of an extension at Beaumont Leys, Leicester, which included an addition to the Tesco store, a redevelopment of one of the malls is under consideration.

BL Davidson

JV Partner:	Manny Davidson, his family and family trusts
Date Established:	September 2001
Portfolio value:	£459m, comprising circa 70 properties, principally retail warehouses and Central London offices
Annualised net rent:	£29m
Finance:	£114m investment, development and working capital loan facilities provided by Royal Bank of Scotland, which are without recourse to the joint venture partners. The joint venture group also has debenture financing of £124m, as well as other bank loans totalling £14m
Value of British Land net investment:	£92m

This joint venture was established to acquire Asda Property Holdings plc, which owned a portfolio of approximately 80 properties, comprising principally retail warehousing and Central London offices.

During the year, the office and retail development programme has been completed (funded within the RBS facility) and sales with proceeds totalling £58 million have completed.

BL West companies

JV Partners:	WestLB, WestImmo and Provinzial (together 50%)
Date Established:	September 2000
Portfolio value:	£333m, comprising 4 City of London office buildings
Annualised net rent:	£24m
Finance:	£257m bank loan provided by a syndicate, led by WestLB; the loan is without recourse to the joint venture partners
Value of British Land net investment:	£37m

In September 2000, British Land sold a 50% interest in 4 prime city offices to a new joint venture with WestLB, WestImmo and Provinzial. British Land retains a 50% interest in the venture. The properties comprise: 3 office buildings developed in 1992; 1 Fleet Place, Ludgate EC4, 10 Fleet Place, Ludgate EC4, 100 New Bridge Street, Ludgate EC4 and Watling House, Cannon Street EC4, an office building constructed in 1998.

During the year, further rent reviews have been settled at 10 Fleet Place and 100 New Bridge Street.

BL Fraser

JV Partner:	House of Fraser plc
Date Established:	July 1999
Portfolio value:	£230m, comprising 14 department stores
Annualised net rent:	£14m
Finance:	£140m loan provided by a syndicate of banks, led by Eurohypo; the loan is without recourse to the joint venture partners
Value of British Land net investment:	£50m

This joint venture was established to acquire and leaseback 15 House of Fraser freehold and long leasehold department stores, mostly in major provincial towns and cities. In 2001, the joint venture purchased a further store in Bristol from Bentalls, funded by an increase in the bank loan, which also assisted with a significant redevelopment of the Guildford store resulting in higher rental income for the joint venture.

All properties are let on 40 year full repairing and insuring leases to House of Fraser with minimum guaranteed uplifts for the first 2 rent reviews, based on the higher of 3% per annum uplift (since 1999) or open market value. During the year, the stores in Doncaster (4,800 sq m/51,700 sq ft) and Perth (5,500 sq m/59,200 sq ft) were sold for total proceeds significantly above their valuations.

The Public House Company

JV Partner:	Scottish & Newcastle plc
Date Established:	April 1995
Portfolio value:	£53m, comprising 49 public houses
Annualised net rent:	£4m
Finance:	Loan provided by a syndicate of banks, led by Bank of Scotland, fully repaid in the year
Value of British Land net investment:	£29m

Since formation in 1995 to acquire a portfolio of 306 public houses let to Scottish & Newcastle, this joint venture has rationalised its portfolio through a large number of sales of smaller portfolios and single properties and purchase of further public houses. In June 2001

the joint venture completed the sale of 151 public houses to Scottish and Newcastle for £111 million.

In the current year, a further 79 public houses were sold to Scottish and Newcastle for £90 million in March 2003, while, as part of the on-going disposals programme, 24 sales at auction have realised £29 million, well above valuation. In each case the sales proceeds have been utilised to repay debt and to return funds to the joint venture partners, with the result that the bank loan of £85 million has now been fully repaid.

G. E. H. Properties Limited

JV Partners:	Conran Holdings Limited and Wyndham International
Date Established:	November 1999
Portfolio value:	£18m, comprising the Great Eastern Hotel
Annualised net rent:	£1m
Finance:	No external finance
Value of British Land net investment:	£9m

The joint venture retains a 125 year head lease in the recently refurbished 267 bedroom hotel and restaurants complex at Broadgate.

BL Gazeley

JV Partner:	Gazeley Properties
Date Established:	January 2001
Portfolio:	£17m, comprising 2 development properties
Annualised net rent:	£nil – all properties still under development
Finance:	No external finance
Value of British Land net investment:	£8m

This joint venture is funded by the shareholders to acquire and develop sites at Thatcham, Redditch and Enfield, providing principally distribution and warehouse accommodation.

During the year the joint venture built, pre-let to Scottish & Newcastle and subsequently sold a distribution unit of 33,060 sq m (356,000 sq ft) at Thatcham for £38.5 million. At Enfield, the joint venture has developed over 21,500 sq m (232,000 sq ft) of distribution units, of which 18,300 sq m (197,000 sq ft) has been let. The completed investment has been sold to Legal & General for £25.3 million. A further 10,500 sq m (113,000 sq ft) has been developed and pre-sold to Warburtons. Both sales showed a significant surplus over cost.

BVP Developments

JV Partner:	ProLogis Developments
Date Established:	June 1999
Portfolio:	£106m, comprising the Blythe Valley Business Park
Annualised net rent:	£6m
Finance:	£49m loan from Bank of Scotland; without recourse to the joint venture partners
Value of British Land net investment:	£23m

A total of 36,200 sq m (390,000 sq ft) of development has been completed to date. During the year, 1,760 sq m (19,000 sq ft) has been completed, of which approximately 700 sq m (8,000 sq ft) has been let. Additionally, negotiations are at a detailed stage for a 200 sq m

(2,200 sq ft) retail/café facility to service the current park tenants. Terms have been agreed for pre-let of a further 6,000 sq m (65,000 sq ft) and solicitors instructed.

In August the company purchased approximately 4 hectares (10 acres) of development land within the park, with planning consent for 15,500 sq m (167,000 sq ft) from Oracle Corporation.

Consolidated Profit & Loss Account

for the year ended 31 March 2003

	Note	2003 £m	2002 £m
Gross rental income		551.6	513.8
Less share of joint ventures	9	(102.2)	(98.5)
Gross rental income - Group		449.4	415.3
Operating profit	2	380.4	363.6
Share of operating profits of joint ventures	9	92.3	88.6
Disposal of fixed assets - including amounts from joint ventures (note 9)	3	26.1	37.0
Profit on ordinary activities before interest		498.8	489.2
Net interest payable	4	(326.4)	(317.9)
Profit on ordinary activities before taxation		172.4	171.3
Taxation	5	(33.1)	(11.9)
Profit on ordinary activities after taxation		139.3	159.4
Ordinary dividends	6	(65.9)	(64.3)
Retained profit for the year		73.4	95.1
Basic earnings per share	7	27.2 p	30.8 p
Diluted earnings per share	7	26.9 p	30.2 p
Adjusted basic earnings per share *	7	27.4 p	32.1 p
Adjusted diluted earnings per share *	7	27.1 p	31.5 p
Dividend per share	6	13.4 p	12.4 p

The results stated above relate to the continuing activities of the Group.

* Adjusted to exclude the capital allowance effects of FRS 19.

Group Balance Sheet

as at 31 March 2003

	Note	2003	2002
		£m	£m
Fixed assets			
Investment properties	8	8,085.2	7,528.3
Investments in joint ventures			
Share of gross assets	9	1,470.3	1,689.6
Share of gross liabilities	9	(770.1)	(962.4)
		700.2	727.2
Other investments	10	26.6	12.4
Negative goodwill	16	(9.2)	
		8,802.8	8,267.9
Current assets			
Trading properties	8	46.2	47.0
Debtors	11	55.6	45.6
Cash and deposits	15	139.7	366.9
Total current assets		241.5	459.5
Creditors due within one year			
Convertible bonds	15		(323.0)
Other creditors	12	(555.9)	(446.5)
		(555.9)	(769.5)
Net current liabilities		(314.4)	(310.0)
Total assets less current liabilities		8,488.4	7,957.9
Creditors due after one year	13	(4,119.6)	(3,613.7)
Convertible bonds	15	(146.8)	(146.7)
Provisions for liabilities and charges	14	(92.7)	(89.6)
Net Assets		4,129.3	4,107.9
Capital and reserves			
Called up share capital	19	122.1	129.6
Share premium	19	1,107.7	1,106.2
Capital redemption reserve	19	7.9	0.3
Other reserves	19	(8.0)	(5.7)
Revaluation reserve	19	2,225.9	2,165.0
Profit and loss account	19	673.7	712.5
Shareholders' funds		4,129.3	4,107.9
Adjusted Net Asset Value (NAV) per share — Basic	18	884 p	833 p
Fully diluted	18	860 p	803 p

(The NAV per share includes the external valuation surplus on development and trading properties but excludes the capital allowance effects of FRS 19.)

Approved by the Board on 27 May 2003

Other Consolidated Primary Statements

for the year ended 31 March 2003

	2003	2002
	£m	£m
Statement of total recognised gains and losses		
Profit on ordinary activities after taxation	139.3	159.4
Unrealised surplus on revaluation:		
- investment properties	12.6	58.9
- joint ventures	63.4	48.8
- other investments	(0.1)	(0.1)
	75.9	107.6
Exchange movements on net investments	0.6	(0.5)
Taxation on realisation of prior year revaluations		(9.7)
Total recognised gains and losses relating to the financial year	215.8	256.8

	2003	2002
	£m	£m
Note of historical cost profits and losses		
Profit on ordinary activities before taxation	172.4	171.3
Realisation of prior year revaluations	17.7	33.6
Taxation on realisation of prior year revaluations		(9.7)
Historical cost profit on ordinary activities before taxation	190.1	195.2
Historical cost profit for the year retained after taxation and dividends	91.1	119.0

Other Consolidated Primary Statements (continued)

for the year ended 31 March 2003

	2003	2002
	£m	£m
Reconciliation of movements in shareholders' funds		
Profit on ordinary activities after taxation	139.3	159.4
Ordinary dividends	(65.9)	(64.3)
Retained profit for the year	73.4	95.1
Revaluation of investment properties and investments	75.9	107.6
Exchange movements on net investments	0.6	(0.5)
Taxation on realisation of prior year revaluations		(9.7)
	149.9	192.5
Shares issued	1.6	0.9
Purchase and cancellation of own shares	(130.1)	
Increase in shareholders' funds	21.4	193.4
Opening shareholders' funds	4,107.9	3,914.5
Closing shareholders' funds	4,129.3	4,107.9

Group Cash Flow Statement

for the year ended 31 March 2003

	Note	2003 £m	2002 £m
Net cash inflow from operating activities	17	373.6	382.4
Dividends received from joint ventures		22.6	25.2
Returns on investments and servicing of finance			
Interest received		20.9	59.9
Interest paid		(303.6)	(366.1)
Dividends received		0.3	5.1
		(282.4)	(301.1)
Taxation			
UK corporation tax paid		(6.1)	(7.6)
Foreign tax paid		(12.7)	(0.1)
		(18.8)	(7.7)
Net cash inflow from operating activities and investments after finance charges and taxation		95.0	98.8
Capital expenditure and financial investment			
Purchase of investment properties and development expenditure		(371.0)	(426.1)
Purchase of investments		(15.4)	(8.5)
Sale of investment properties		76.6	148.9
Sale of investments			158.4
		(309.8)	(127.3)
Acquisitions and disposals			
Purchase of interest in subsidiary companies	16	(42.7)	
Cash at bank acquired with interest in subsidiary companies		5.8	
Investment in and loans to joint ventures		(14.9)	(176.0)
Sale of shares in and loans repaid by joint ventures		91.0	150.5
		39.2	(25.5)
Equity dividends paid		(65.1)	(60.6)
Net cash outflow before management of liquid resources and financing		(240.7)	(114.6)
Management of liquid resources			
Decrease (increase) in term deposits		254.8	(281.5)
Financing			
Issue of ordinary shares		1.3	0.9
Purchase and cancellation of own shares		(130.1)	
Repurchase of 6.5% Convertible Bonds 2007		(322.7)	
Repurchase of bonds			(300.0)
Issue of Sainsbury supermarkets securitised debt			575.0
Issue of Meadowhall Shopping Centre securitised debt			825.0
Increase (decrease) in bank and other borrowings		463.2	(711.9)
		11.7	389.0
Increase (decrease) in cash	17	25.8	(7.1)

Notes to the financial information

for the year ended 31 March 2003

1. Basis of preparation

The financial information is prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2002, consistently applied in all material respects.

The financial information set out in the announcement does not constitute the company's statutory accounts for the years ended 31 March 2003 or 2002, but is derived from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) Companies Act 1985.

2. Operating profit

	2003	2002
	£m	£m
Gross rental income	449.4	415.3
Rents payable	(2.1)	(3.6)
Other property outgoings	(29.1)	(25.1)
Net rental income	418.2	386.6
Profit on property trading (see below)	0.6	6.8
Other income	4.2	9.5
Administrative expenses	(42.6)	(39.3)
Operating profit	380.4	363.6
Profit on property trading		
Sale proceeds	2.1	16.2
Cost of sales	(1.5)	(9.4)
Profit on property trading	0.6	6.8

3. Profit on the disposal of fixed assets

	2003	2002
	£m	£m
British Land Group	5.7	39.5
Share of joint ventures	20.4	(2.5)
	26.1	37.0

The profit for the year ended 31 March 2002 includes £25.6m arising on the disposal of shares held in Haslemere N.V.

4. Net interest payable

		2003	2002
		£m	£m
British Land Group			
Payable on:	bank loans and overdrafts	35.2	41.4
	other loans	254.1	240.8
		289.3	282.2
Deduct:	development cost element	(8.1)	(5.9)
		281.2	276.3
Receivable on:	deposits and securities	(11.2)	(8.4)
	loans to joint ventures	(8.9)	(16.1)
Total British Land Group		261.1	251.8
Share of joint ventures			
Interest payable on shareholder loans		8.9	16.1
Other interest payable (net)		56.4	50.0
Total share of joint ventures (note 9)		65.3	66.1
Net interest payable		326.4	317.9

The £323m 6.5% Convertible Bonds 2007 were redeemed and cancelled on 24 June 2002.

5. Taxation

	2003	2002
	£m	£m
Current tax		
UK corporation tax (30%)	10.8	5.6
Foreign tax	1.6	1.8
	12.4	7.4
Adjustments in respect of prior years	7.0	(13.5)
Total current tax charge (credit)	19.4	(6.1)
Deferred tax		
Origination and reversal of timing differences	3.1	22.0
Prior year items		(10.3)
Total deferred tax charge	3.1	11.7
Group total taxation	22.5	5.6
Attributable to joint ventures	10.6	6.3
Total taxation - effective tax rate - 19.2% (2002 - 6.9%)	33.1	11.9

Tax reconciliation		
Profit on ordinary activities before taxation	172.4	171.3
Less - Share of profit of joint ventures	(47.4)	(20.0)
Group profit on ordinary activities before taxation	125.0	151.3
Tax on group profit on ordinary activities at UK corporation tax rate of 30% (2002 - 30%)	37.5	45.4
Effects of:		
Capital allowances	(6.0)	(6.3)
Tax losses and other timing differences	(22.4)	(31.9)
Expenses not deductible for tax purposes	3.3	0.2
Adjustments in respect of prior years	7.0	(13.5)
Group current tax charge (credit)	19.4	(6.1)

Factors affecting future tax rate

The level of capital allowances and losses reduce the current tax charge below 30%. Capital allowances are claimed on eligible investment assets and calculated on the reducing balance. The availability of further capital allowances will depend, *inter alia*, on the timing of the Group's development programme. In addition where assets are sold out of the British Land Group the gain arising will initially be set off against capital losses and so such sales may reduce the tax rate.

Contingent tax

The tax which would arise on the disposal of properties at valuation, including trading and development surpluses, and investments at the amount at which they are carried in the balance sheet, is estimated at £470m (2002 - £510m) after taking account of available losses and provisions. Tax losses, which have not been recognised in the Balance Sheet, have reduced the contingent tax by approximately £100m (2002 - £100m). This unprovided taxation is stated after taking account of the FRS 19 capital allowance deferred tax provision of £86m (2002 - £83m) recorded in the Balance Sheet, which, as described in note 14, would be expected to be released on sale.

6. Ordinary dividends

	2003	2002	2003	2002
	pence	pence	£m	£m
Interim	4.1	3.8	20.5	19.7
Proposed final	9.3	8.6	45.4	44.6
Total for year	13.4	12.4	65.9	64.3

The final dividend of 9.3 pence will be paid on 22 August 2003 to shareholders on the register at the close of business on 25 July 2003. The ex-dividend date is 23 July 2003. The interim dividend was paid on 21 February 2003.

7. Basic and diluted earnings per share

Basic and diluted earnings per share are calculated on the profit on ordinary activities after taxation and on the weighted average number of shares in issue during the year as shown below:

	2003		2002	
	Weighted average number of shares	Profit after taxation	Weighted average number of shares	Profit after taxation
	m	£m	m	£m
Earnings per share				
Basic	512.5	139.3	518.3	159.4
Diluted	554.0	149.0	596.4	180.4

	Weighted average number of shares	Profit after taxation	Weighted average number of shares	Profit after taxation
	m	£m	m	£m
Adjusted earnings per share				
Basic	512.5	140.4	518.3	166.6
Diluted	554.0	150.1	596.4	187.6

The weighted average number of shares has changed as a result of the redemption on 24 June 2002 of the 6.5% Convertible Bonds 2007 and from the impact of shares purchased and cancelled during the year. The weighted average number of shares used for calculating diluted earnings per share includes the dilutive effect of convertible bonds and share options, and totals 41.5m (2002 - 78.1m). Diluted earnings per share reflects the £9.7m (2002 - £21.0m) post tax profit adjustment arising from assuming the conversion of convertible bonds.

Adjusted earnings per share are calculated by excluding the post tax profit adjustment of £1.1m (2002 - £7.2m) which is the capital allowance effect of FRS 19 which is not expected to arise, as described in note 14.

8. Investment, development and trading properties

	Freehold	Leasehold Long	Leasehold Short	Total
	£m	£m	£m	£m
Investment and development properties				
Valuation and cost 1 April 2002	7,239.5	288.8		7,528.3
Additions	568.7	38.0		606.7
Disposals	(70.6)			(70.6)
Reallocation	14.2	(14.2)		
Exchange fluctuations	8.2			8.2
Revaluations	(22.6)	35.2		12.6
Valuation and cost 31 March 2003	7,737.4	347.8		8,085.2
Trading properties				
At lower of cost and net realisable value				
31 March 2003	36.8	8.4	1.0	46.2
External valuation surplus on development and trading properties				87.9
Total investment, development and trading properties				8,219.3

Investment, development and trading properties were valued by external valuers on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors.

		£m
On an open market basis - External valuations:		
United Kingdom:	ATIS REAL Weatheralls	8,005.4
United Kingdom:	FPD Savills	154.5
Republic of Ireland:	Jones Lang LaSalle	74.6
Netherlands:	CB Richard Ellis B.V.	1.1
		8,235.6
Adjustment for UITF 28 - lease incentives debtors		(16.3)
Total investment, development and trading properties		8,219.3

Total external valuation surplus on development and trading properties

	£m
British Land Group	87.9
Share of joint ventures	1.4
	89.3

8. Investment, development and trading properties (continued)

Total property valuations including share of joint ventures

	2003 £m	2002 £m
British Land Group		
Investment and development properties	8,085.2	7,528.3
Trading properties	46.2	47.0
External valuation surplus on development and trading properties	87.9	108.6
Adjustment for UITF 28 - lease incentive debtors	16.3	7.7
	8,235.6	7,691.6
Share of joint ventures		
Properties	1,404.8	1,601.3
External valuation surplus on development and trading properties	1.4	5.5
Adjustment for UITF 28 - lease incentive debtors	3.8	1.9
	1,410.0	1,608.7
Total property portfolio valuation	9,645.6	9,300.3

9. Joint ventures' summary financial statements

	The Public House Company Ltd	BL Universal PLC	BL Fraser Ltd	BLT Properties Ltd	Tesco BL Holdings Ltd	BL West companies
All joint ventures are held equally on a 50:50 basis						
Partners	Scottish & Newcastle plc	GUS plc	House of Fraser plc	Tesco plc	Tesco plc	West LB, Westimmo, and Provinzial
Date established	April 1995	Feb. 1997	July 1999	Nov. 1996	Nov. 1999	Sept. 2000
Accounting year end	31 March	31 March	25 Jan.	31 Dec.	31 Dec.	31 Dec.
Summarised profit and loss accounts	£m	£m	£m	£m	£m	£m
Gross rental income	11.1	58.8	14.4	16.2	22.9	24.8
Net rental income	11.0	51.9	14.2	16.2	22.4	23.6
Other expenditure	(0.9)	(1.2)	(0.3)	(0.4)	(0.4)	(0.4)
Operating profit	10.1	50.7	13.9	15.8	22.0	23.2
Disposal of fixed assets	13.2	1.2	2.8	0.2		
Net interest - external	(8.3)	(23.2)	(9.1)	(8.2)	(14.7)	(18.8)
- shareholders		(13.7)	(2.9)	(1.2)		
Net interest (payable) receivable	(8.3)	(36.9)	(12.0)	(9.4)	(14.7)	(18.8)
Profit (loss) before tax	15.0	15.0	4.7	6.6	7.3	4.4
Tax	4.7	(5.3)	(1.0)	(1.9)	(2.2)	(1.3)
Profit (loss) after tax	19.7	9.7	3.7	4.7	5.1	3.1
Summarised statements of total recognised gains and losses						
Profit (loss) retained for the year	19.7	9.7	3.7	4.7	5.1	3.1
Unrealised surplus (deficit) on revaluation	2.8	29.6	31.5	31.4	23.2	(31.9)
Total recognised gains and losses/ relating to the financial year	22.5	39.3	35.2	36.1	28.3	(28.8)
Summarised balance sheets						
Investment properties at valuation	53.2	794.9	230.2	238.9	369.7	333.3
Development and trading properties at cost						
Total properties	53.2	794.9	230.2	238.9	369.7	333.3
Current assets	0.3	5.0	0.9	1.0	1.9	2.6
Cash and deposits	6.0	0.6	17.1	14.9	5.1	8.9
Gross assets	59.5	800.5	248.2	254.8	376.7	344.8
Current liabilities	(0.6)	(30.5)	(4.6)	(6.9)	(10.9)	(12.3)
Bank debt falling due within one year				(111.0)		
Bank debt falling due after one year		(45.0)	(139.1)		(209.6)	(256.2)
Debentures		(295.9)				
Deferred tax	(1.3)	(4.8)	(5.4)	(0.5)	(0.5)	(1.4)
Gross liabilities	(1.9)	(376.2)	(149.1)	(118.4)	(221.0)	(269.9)
Net external assets	57.6	424.3	99.1	136.4	155.7	74.9
Represented by:						
Shareholder loans		164.9	53.1	18.2	83.5	
Ordinary shareholders' funds / Partners' capital	57.6	259.4	46.0	118.2	72.2	74.9
Total investment	57.6	424.3	99.1	136.4	155.7	74.9
Capital commitments		2.6			2.7	
Contingent tax	2.4	43.6	9.3	24.5	11.7	1.6

9 Joint ventures' summary financial statements (continued)

	Cherrywood Properties Ltd (Rep of Ireland)	BL Davidson* Group	BVP Group	Other Joint Ventures	British Land Share	2002 Comparative
All joint ventures are held equally on a 50:50 basis						
Partners	Dunloe Ewart plc	Manny Davidson, his family & trusts	ProLogis Developments Ltd			
Date established	April 1999	Sept. 2001	June 1999			
Accounting year end	31 Dec.	31 Dec.	31 March			
Summarised profit and loss accounts	£m	£m	£m	£m	£m	£m
Gross rental income	1.2	29.6	4.9	20.9	102.2	98.5
Net rental income	1.2	27.4	4.8	17.7	95.1	90.3
Other expenditure	(1.7)	2.3	(0.1)	(2.8)	(2.8)	(1.7)
Operating profit	(0.5)	29.7	4.5	15.2	92.3	88.6
Disposal of fixed assets		4.0		19.4	20.4	(2.6)
Net interest - external	0.1	(18.3)	(3.1)	(11.2)	(56.4)	(50.0)
- shareholders		(0.6)		0.6	(8.9)	(16.1)
Net interest (payable) receivable	0.1	(18.9)	(3.1)	(10.6)	(65.3)	(66.1)
Profit (loss) before tax	(0.4)	18.8	1.4	24.0	47.4	20.0
Tax	(0.4)	(5.9)	(0.7)	(7.2)	(10.6)	(6.3)
Profit (loss) after tax	(0.8)	10.9	0.7	16.8	36.8	13.7
Summarised statements of total recognised gains and losses						
Profit (loss) retained for the year	(0.8)	10.9	0.7	16.8	36.8	13.7
Unrealised surplus (deficit) on revaluation		23.4	1.5	15.3	63.4	41.7
Total recognised gains and losses/ relating to the financial year	(0.8)	34.3	2.2	32.1	100.2	55.4
Summarised balance sheets						
Investment properties at valuation		437.2	83.5	132.5	1,336.2	1,510.2
Development and trading properties at cost	89.9	17.4	19.7	10.2	68.6	91.1
Total properties	89.9	454.6	103.2	142.7	1,404.8	1,601.3
Current assets	3.1	10.5	3.8	3.3	18.2	34.0
Cash and deposits	0.1	33.9	2.1	8.9	49.3	64.3
Gross assets	93.1	499.0	109.1	154.9	1,470.3	1,699.6
Current liabilities	(14.9)	(58.8)	(12.7)	(11.0)	(81.6)	(104.1)
Bank debt falling due within one year		(14.2)	(1.4)		(63.3)	(4.9)
Bank debt falling due after one year		(113.5)	(47.0)		(405.2)	(627.3)
Debentures		(124.5)			(210.2)	(213.7)
Deferred tax		(4.6)	(1.1)		(9.8)	(12.4)
Gross liabilities	(14.9)	(315.6)	(62.2)	(11.0)	(770.1)	(962.4)
Net external assets	78.2	183.4	46.9	143.9	700.2	727.2
Represented by:						
Shareholder loans	46.0	10.0	12.4	29.9	209.0	293.9
Ordinary shareholders' funds / Partners' capital	32.2	173.4	34.5	114.0	177.1	433.3
Total investment	78.2	183.4	46.9	143.9	700.2	727.2
Capital commitments		22.5	8.8	1.4	17.6	58.2
Contingent tax		47.9	11.1	1.7	76.9	73.8

* British Land's share of negative goodwill is included in Current Liabilities, and amounts in total to £19.8m (2002 - £23.3m).

9. Joint ventures (continued)

The movement for the year

	Equity	Loans	Total
	£m	£m	£m
At 1 April 2002	433.3	293.9	727.2
Additions	5.4	19.8	25.2
Purchase of remaining interest in London & Henley	(24.1)	(11.2)	(35.3)
Repayment of loans		(93.5)	(93.5)
Share of profit attributable to joint ventures	36.8		36.8
Dividends received from joint ventures	(22.6)		(22.6)
Disposals	(1.0)		(1.0)
Revaluation	63.4		63.4
At 31 March 2003	491.2	209.0	700.2

The Group's share of the market value of the debt and derivatives as at 31 March 2003 was £40.6m more than the Group's share of the book value (2002 - £16.8m).

The Group's share of joint venture external net debt as at 31 March 2003 was £632.0m (2002 - £791.6m). The amount guaranteed by British Land is £12.0m (2002 - £33.0m).

The Group's share of joint venture properties as at 31 March 2003 was £1,404.8m (2002 - £1,601.3m).

All companies are property investment companies registered in England and Wales unless otherwise stated.

10. Other investments

	£m
At 1 April 2002	12.4
Additions	15.3
Disposals	(1.0)
Revaluations	(0.1)
At 31 March 2003	26.6

For the year ended 31 March 2003 dividends and interest from other investments amounted to £0.3m (2002 - £5.1m).

11. Debtors

	2003	2002
	£m	£m
Trade debtors	36.1	25.5
Amounts owed by joint ventures	0.9	8.6
Prepayments and accrued income	18.6	11.5
	55.6	45.6

12. Other creditors due within one year

	2003	2002
	£m	£m
Debentures and loans *	57.8	45.4
Overdrafts *	8.4	4.3
Bank loans *	168.5	74.2
Trade creditors	58.6	45.7
Corporation tax	33.7	33.4
Other taxation and social security	13.9	12.0
Accruals and deferred income	169.6	186.9
Proposed final dividend	45.4	44.6
	555.9	446.5

* See Maturity Analysis of Net Debt - note 15.

13. Creditors due after one year

	2003	2002
	£m	£m
Debentures and loans *	3,397.5	3,451.8
Bank loans *	722.1	161.9
	4,119.6	3,613.7

* See Maturity Analysis of Net Debt - note 15.

14. Provisions for liabilities and charges

	2003	2002
	£m	£m
At 1 April 2002	89.6	77.9
Charged to profit and loss account	3.1	11.7
At 31 March 2003	92.7	89.6
Deferred tax is provided as follows:		
Capital allowances	90.1	86.4
Other timing differences	2.6	3.2
	92.7	89.6

The deferred tax liability relates primarily to capital allowances claimed on plant and machinery within investment properties. When a property is sold and the agreed disposal value for this plant and machinery is less than original cost, there is a release of the surplus part of the provision. The entire amount of the capital allowance provision would be expected to be released on sale.

15. Net debt

		2003	2002
		£m	£m
	Secured on the assets of the Group		
+	6.5055% Secured Notes 2038	97.7	97.7
+	5.920% Secured Notes 2035	59.2	59.2
	8.875% First Mortgage Debenture Bonds 2035	246.6	246.6
	9.375% First Mortgage Debenture Stock 2028	197.2	197.2
+	7.743% Secured Notes 2025	19.7	19.6
	10.5% First Mortgage Debenture Stock 2019/24	12.6	12.6
	11.375% First Mortgage Debenture Stock 2019/24	20.4	20.4
+	5.66% 135 Bishopsgate Securitisation 2018	1.9	1.9
+	6.49% 135 Bishopsgate Securitisation 2018	7.1	7.1
		662.4	662.3
	Unsecured		
+	Class A1 5.260% Unsecured Notes 2035	543.0	542.8
+	Class B 5.793% Unsecured Notes 2035	88.9	88.9
+	Class C Fixed Rate Unsecured Notes 2035	74.0	74.0
+	Class C2 6.4515% Unsecured Notes 2032	73.4	73.3
+	Class B 6.0875% Unsecured Notes 2031	220.0	219.8
+	Class A3 5.7125% Unsecured Notes 2031	146.6	146.5
+	Class A2 5.67% Unsecured Notes 2029	287.8	291.9
+	Class A2 (C) 6.457% Unsecured Notes 2025	157.0	157.0
+	Class B2 6.998% Unsecured Notes 2025	205.6	205.5
+	Class B3 7.243% Unsecured Notes 2025	20.5	20.6
+	Class A1 Fixed Rate Unsecured Notes 2024	318.6	317.5
+	5.66% 135 Bishopsgate Securitisation 2018	23.3	24.3
+	6.49% 135 Bishopsgate Securitisation 2018	91.6	94.5
+	Class A1 6.389% Unsecured Notes 2016	60.9	63.3
+	Class B1 7.017% Unsecured Notes 2016	91.6	97.0
+	Class C1 6.7446% Unsecured Notes 2014	161.6	171.0
+	Class D Fixed / Floating Rate Unsecured Notes 2014	78.7	98.2
+	Class A2 5.555% Unsecured Notes 2013	49.5	49.3
	10.25% Bonds 2012	1.7	1.7
*	7.35% Senior US Dollar Notes 2007	97.8	97.8
	Guaranteed Floating Rate Unsecured Loan Notes 2005	0.8	
	Bank loans and overdrafts	699.0	240.4
		3,691.9	3,075.3
	Convertible Bonds		
	6% Subordinated Irredeemable Convertible Bonds	146.8	146.7
**	6.5% Convertible Bonds 2007		323.0
		146.8	469.7
	Gross debt	4,501.1	4,207.3
	Cash and deposits	(139.7)	(366.9)
	Net debt	4,361.4	3,840.4

+ These borrowings are obligations of ringfenced, default remote, special purpose companies, with no recourse to other companies or assets in the Group.

* These borrowings have been hedged into Sterling since the date of issue.

** These bonds were redeemed and cancelled on 24 June 2002.

15. Net debt (continued)

Interest rate profile - including effect of derivatives	2003	2002
	£m	£m
Fixed rate	3,543.8	3,541.2
Capped rate	100.0	100.0
Variable rate (net of cash)	717.6	199.2
Net debt	4,361.4	3,840.4

All the above debt is effectively Sterling except for £120.7m (2002 - £101.0m) of Euro debt of which £57.4m (2002 - £72.7m) is fixed and the balance floating. At 31 March 2003 the weighted average interest rate of the Sterling fixed rate debt is 8.78% (2002 - 8.84%). The weighted average period for which the rate is fixed is 19.3 years (2002 - 21.6 years). The Irredeemable Convertible Bond is treated as having a life of 100 years for this calculation. The weighted average interest rate for the Euro fixed rate debt is 4.00% (2002 - 3.85%) and the weighted average period for which the rate is fixed is 1.9 years (2002 - 2.3 years). The floating rate debt is set for periods of the Company's choosing at the relevant LIBOR (or similar) rate.

Total borrowings where any instalments are due after five years is £2,866.3m (2002 - £2,915.0m).

		2003	2002
		£m	£m
Maturity analysis of net debt			
Repayable:			
within one year and on demand		234.7	446.9
between:	one and two years	459.6	151.1
	two and five years	543.8	324.9
	five and ten years	431.1	365.0
	ten and fifteen years	430.8	418.3
	fifteen and twenty years	469.9	459.9
	twenty and twenty five years	789.0	830.7
	twenty five and thirty years	666.6	845.8
	thirty and thirty five years	328.6	418.0
Irredeemable		146.8	146.7
Gross debt		4,501.1	4,207.3
Cash		(50.3)	(20.4)
Term deposits		(89.4)	(346.5)
Total cash and deposits		(139.7)	(366.9)
Net debt		4,361.4	3,840.4
Maturity of committed undrawn borrowing facilities			
Expiring:			
within one year		133.1	437.1
between:	one and two years	30.0	161.8
	two and three years	255.0	402.5
	three and four years	170.0	425.0
	four and five years		215.0
	over five years	8.6	37.7
Total		596.7	1,679.1

15. Net debt (continued)

Comparison of market values and book values

	2003			2002		
	Market Value £m	Book Value £m	Difference £m	Market Value £m	Book Value £m	Difference £m
Fixed rate debt						
Securitisations	3,153.6	2,878.2	275.4	3,009.2	2,920.9	88.3
Debentures and unsecured bonds	756.9	576.3	180.6	729.1	576.3	152.8
Convertible bonds	154.0	146.8	7.2	492.8	469.7	23.1
Bank debt	899.8	899.8		240.4	240.4	
Cash and deposits	(139.7)	(139.7)		(366.9)	(366.9)	
	4,824.6	4,361.4	463.2	4,104.6	3,840.4	264.2
Derivatives						
- unrecognised gains	(17.5)		(17.5)	(4.4)		(4.4)
- unrecognised losses	41.0		41.0	44.1		44.1
	23.5		23.5	39.7		39.7
Total	4,848.1	4,361.4	486.7	4,144.3	3,840.4	303.9

The Market Value and Difference are shown before any tax relief. The difference between book value and market value on the convertible bonds arises principally from the British Land share price.

In accordance with Accounting Standards the book value of debt is par value net of amortised issue costs. Short term debtors and creditors have been excluded from the disclosures (other than the currency disclosures). The valuations of the Broadgate and Meadowhall Notes have been undertaken by Morgan Stanley. The valuations of 135 Bishopsgate Securitisations 2018 have been undertaken by The Royal Bank of Scotland. The valuations of other fixed rate debt and convertible debt have been undertaken by UBS Warburg. The bank debt has been valued assuming it could be renegotiated at contracted margins. The derivatives have been valued by the independent treasury advisor Record Currency Management.

The Group uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

Net losses of £6.5m (2002 gains - £4.8m) were recognised in the current year, comprising gains of £7.0m (2002 - £17.7m) and losses of £13.5m (2002 - £12.9m).

Of the unrecognised amount at 31 March 2003, £nil gains and £nil of losses are expected to be realised in the next financial year (2002 - £nil gains; £1.2m losses) and the balance in subsequent years.

15. Net debt (continued)

6% Subordinated Irredeemable Convertible Bonds

The £150 million 6% Subordinated Irredeemable Convertible Bonds carry a Bondholder conversion right exercisable at any time into Ordinary Shares of the Company at 500p (2002 - 500p) per share. The Company has the right to redeem, at its discretion, the Bonds at par if after 9 April 2001 the average ordinary share price attains 130% of the conversion price for a 30 day period and after 9th April 2008 without conditions. The Company has the right to redeem the remaining Bonds where 75% of the Bonds have been converted or purchased or cancelled. If the Company elects to redeem the Bonds, Bondholders have the right to convert into the underlying Ordinary Shares. The Company has an option to exchange the Bonds for 6% Convertible Preference Shares with the same conversion terms. The Company has a further option to exchange the preference shares back to convertible bonds after these preference shares have been in issue for six months. On conversion of the entire issue into Ordinary Shares of the Company 30.0 million Ordinary Shares would be issued.

Debt issue costs

Total unamortised issue costs reducing the principal amount of debt in arriving at the Balance Sheet values amount to £57.5m (2002 - £63.7m), of which £3.4m (2002 - £3.5m) relates to the secured tranches of Securitisations, £44.7m (2002 - £50.7m) to the unsecured tranches of Securitisations, £6.2m (2002 - £6.2m) to Debentures and £3.2m (2002 - £3.3m) to Convertible bonds.

16. Acquisition of subsidiary undertakings

On 19 July 2002 the Group acquired the remaining 50% interest in Broadgate Phase 12 Ltd, owner of 201 Bishopsgate, London EC2. On 11 October 2002 the Group acquired 100% of the issued share capital of FRP Group Plc. On 19 December 2002 the Group acquired the remaining 50% interest in London & Henley Holdings Limited. The net assets acquired and their fair value to the Group are as follows:

	Total book value		Book value acquired			
	Broadgate Phase 12 Ltd	London & Henley Holdings Ltd	Combined remaining 50% interest	FRP Group Plc	Fair value adjustment	Fair value to Group
	£m	£m	£m	£m	£m	£m
Properties	55.2	159.4	107.3	21.0	12.9 (i)	141.2
Other assets				0.2		0.2
Cash	0.6	5.4	3.0	0.1		3.1
Creditors	(1.0)	(3.2)	(2.1)	(0.7)	(0.4) (ii)	(3.2)
Shareholder loans	(54.6)	(22.4)	(38.5)			(38.5)
Bank loans		(86.4)	(43.2)	(4.6)	(2.4) (iii)	(50.1)
	0.2	52.8	26.5	16.1	10.1	52.7
Negative Goodwill						(9.2)
						43.5
Satisfied by:						
Issue of Guaranteed Floating Rate						
Unsecured Loan Notes 2005				0.8		0.8
Cash paid	13.0	16.4		13.3		42.7
Total consideration	13.0	16.4		14.1		43.5
Repayment of shareholder loans	27.3	11.2				38.5
Total cash payable	40.3	27.6		14.1		82.0

The fair value adjustments arise because:

(i) As a development property, 201 Bishopsgate was carried in the accounts of Broadgate Phase 12 Ltd at historical cost.

(ii) An adjustment is required to recognise additional liabilities for London & Henley Holdings Ltd.

(iii) An adjustment is required to show London & Henley's bank loans and related derivatives at fair value.

17. Notes to the cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m
Operating profit	380.4	363.6
Dividends received	(0.3)	(5.1)
Depreciation	0.6	1.3
Decrease in trading properties	1.3	6.3
(Increase) decrease in debtors	(17.2)	4.9
Increase in creditors	8.8	11.4
Net cash inflow from operating activities	373.6	382.4

Analysis of Group net debt

	1 April 2002 £m	Acquisitions * £m	Cash flow £m	Non cash movements £m	31 March 2003 £m
Cash at bank	(20.4)		(29.9)		(50.3)
Overdraft	4.3		4.1		8.4
Net cash per cash flow statement	(16.1)		(25.8)		(41.9)
Term debt	3,733.3	130.2	463.2	19.2	4,345.9
Convertible Bonds	469.7		(322.7)	(0.2)	146.8
Term deposits	(346.5)		254.8	2.3	(89.4)
Group net debt	3,840.4	130.2	369.5	21.3	4,361.4

Reconciliation of net cash flow to movement in Group net debt

	2003 £m	2002 £m
Brought forward	3,840.4	3,716.8
Movement in net debt in the year		
(Increase) decrease in cash	(25.8)	7.1
Cash inflow from movement in debt	463.2	388.1
Cash outflow to repurchase Convertible Bo	(322.7)	
Cash inflow (outflow) from term deposits	254.8	(281.5)
Changes resulting from cash flows	369.5	113.7
Non cash movements including acquisitions	151.5	9.9
	521.0	123.6
Carried forward	4,361.4	3,840.4

* Excluding cash and overdrafts

18. Net Asset Value per share

	Shares 2003 m	31 March 2003 Adjusted Net Assets £m	31 March 2003 Net Assets £m	Shares 2002 m	31 March 2002 Adjusted Net Assets £m	31 March 2002 Net Assets £m
Net Asset Value (undiluted)						
Shareholders' funds as shown on balance sheet	488.6	4,129.3	4,129.3	518.4	4,107.9	4,107.9
FRS 19 capital allowance effects - British Land Group		90.1			86.4	
- Share of joint ventures		9.8			12.4	
		99.9			98.8	
Total external valuation surplus on development and trading properties (note 8)		89.3	89.3		114.1	114.1
Net assets attributable to ordinary shares		4,318.5	4,218.6		4,320.8	4,222.0
Net Asset Value per share (undiluted)		884 p	863 p		833 p	814 p
Fully diluted Net Asset Value						
Net assets attributable to ordinary shares	488.6	4,318.5	4,218.6	518.4	4,320.8	4,222.0
Adjust to fully diluted on conversion of:						
Dilutive effect of share options and conversion of Convertible Bonds	31.5	152.7	152.7	78.1	469.7	469.7
Net assets attributable to fully diluted ordinary shares	520.1	4,471.2	4,371.3	596.5	4,790.5	4,691.7
Fully diluted Net Asset Value per share		860 p	840 p		803 p	787 p

The adjusted NAV includes the surplus of the external valuation over the book value of both development and trading properties after adding back the FRS 19 deferred tax capital allowance provision (as described in note 14) which is not expected to arise.

19. Share capital and reserves

	Share capital	Share premium	Capital redemption reserve	Other reserves	Revaluation reserve	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 April 2002	129.6	1,106.2	0.3	(5.7)	2,165.0	712.5	4,107.9
Issues	0.1	1.5					1.6
Purchase and cancellation of own share	(7.6)		7.6			(130.1)	(130.1)
Retained profit for the year						73.4	73.4
Realisation of prior year revaluations					(17.7)	17.7	
Current year revaluation					75.9		75.9
Exchange movements on net investments				(2.3)	2.7	0.2	0.6
At 31 March 2003	122.1	1,107.7	7.9	(8.0)	2,225.9	673.7	4,129.3

20. Contingent liabilities

In addition to contingent tax, as described in note 5, contingent liabilities of the Parent for guarantees to third parties amounted to £12.0m (2002 - £33.0m).

21. Capital commitments

	2003	2002
	£m	£m
British Land	279.2	419.7
Share of joint ventures (note 9)	17.5	56.2
	296.7	475.9

03 JUN 25 AM 7:21

Press Release

28th April 2003

The British Land Company PLC – 2003 Annual General Meeting

British Land has today written to Mr Kingsnorth of Laxey Partners Limited, which acts through LIL Investments No 1 Limited and another 104 companies with the same name but with different numbers, all based in the Isle of Man and all being under the same control, "the LIL Companies". A copy of the letter is attached as Appendix 1.

The LIL Companies have proposed six resolutions to be put to the Company's Annual General Meeting in July 2003. These resolutions are listed in Appendix 2. The British Land letter outlines the Board's intentions as follows:

Resolution 1, which is duplicated in Resolution number 3, is valid and will be submitted to the Shareholders at the meeting in July 2003.

Resolution 2 has subsequently been withdrawn by Mr Kingsnorth.

The Company has received clear legal advice that the requisition of Resolutions 4, 5 and 6 is invalid under the Companies Act 1985 as these resolutions trespass upon the proper functions of the Board. These resolutions will not therefore be submitted to Shareholders at the Annual General Meeting to be held in July 2003.

The LIL Companies submitted three resolutions to last year's AGM all of which were defeated. Appendix 3 contains these resolutions together with the percentage of votes cast by other shareholders, which, in each case, totalled less than 3.5% of the Company's issued share capital.

Contacts

The British Land Company PLC:
John Weston Smith 020 7467 2899
Graham Roberts 020 7467 3421

Finsbury:
Edward Orlebar 020 7251 9807

Appendix 1

28th April 2003

Colin Kingsnorth Esq
Laxey Partners Limited
Stanley House
7-9 Market Hill
Douglas
Isle of Man
IMI 2BF

Dear Mr Kingsnorth,

We refer to a letter dated 26th February 2003 from LIL Investments Number 1 and another 104 Companies with the same name but different numbers ("the Fourth Requisition"). In that letter, you claim the right to require the Board of British Land to place four Resolutions before Shareholders at the 2003 Annual General Meeting (to be held on a date yet to be fixed in July). In addition, you claim the right to withdraw one of the Resolutions requested by yourself in a letter dated 24th September 2002 from "Laxey Partners UK Limited" ("the Third Requisition").

A. Background

This latest Requisition brings to a total of nine the number of Resolutions you have sought to put on the agenda in a period of ten months. We note that you own less than 1% of British Land's issued Share Capital and do not have the support of 99 other shareholders, as the Companies Act contemplates.

We do not believe that your continuing public campaign is either helpful or positive for the Company's standing with its investors, tenants, bankers, joint venture partners, staff or the public at large. Accordingly, its pursuit is not in the interests of the general body of shareholders, with whom we have a regular and open dialogue.

At last year's Annual General Meeting, various of your then proposals were addressed as part of the Company's formal business (the First and Second Requisitions) and were comprehensively defeated. We are disappointed that since then you have failed to take advantage of the opportunity first to debate your theories with the Company directly but instead have continued to conduct a personalised solo campaign, largely through the newspapers.

However, Companies are not managed by referendum. The Directors continuously consider, with their advisers, a wide range of proposals and remain confident that in current market conditions the strategy of the Company strikes the right balance between risk and reward.

B. Response to Requests

We have taken legal advice on the various requests that you make and respond as follows:

1. British Land will place the first Resolution contained in the Fourth Requisition, relating to the removal of Mr J H Ritblat as a Director, before its Shareholders at the 2003 Annual General Meeting as requested.

2. We are advised that the second, third and fourth Resolutions contained in the Fourth Requisition trespass upon the proper functions of the Board and are inappropriate for submission to Shareholders at a General Meeting. They are not, therefore, resolutions that may be requisitioned pursuant to Section 376(1)(a) of the Companies Act 1985 and we will not be putting them to Shareholders at the 2003 Annual General Meeting. If you wish to receive and consider the list of the authorities that underlie this advice, please ask your solicitors to write to ours.

3. We allowed your proposals to be voted on last year, notwithstanding that we were not obliged to do so having regard to the legal position as set out above. We are, however, not prepared to perpetuate such a procedure, especially having regard to the clear views of the shareholders generally, as expressed at that AGM only nine months ago.

4. We are also advised that your request to withdraw the second of the two Resolutions contained in the Third Requisition is not valid in law. However, this Resolution is also invalid as in 2. above, and so in line with your request we will not be putting this Resolution to Shareholders.

C. Further Action

Should you have any proper and concrete proposals to create value for all British Land Shareholders, the Directors and their advisers would be interested to hear from you and would assure you that they will receive appropriate attention.

However, should you choose to continue to require the Company to be run in accordance with your personal wishes, we would remind you that there are a number of formal routes available to Shareholders:

1. You can seek to remove any or all of the Directors from office by requisitioning an ordinary Resolution to be put to the Annual General Meeting.

2. You can seek the liquidation of the Company's affairs by calling for a special Resolution at the Company's Annual General Meeting (this requires a 75% majority).

3. You can seek to appoint your own choice of Director or Directors by requisitioning an ordinary Resolution at the Company's Annual General Meeting.

4. You can seek to amend the Articles of Association of the Company by requisitioning a special Resolution at the Company's Annual General Meeting (this requires a 75% majority).

5. In addition, you can at any time call for an Extraordinary General Meeting of the Company, provided you own 10% of the shares in the Company or have the support of 10% of the Shareholders, at which you can requisition any of the matters cited above.

British Land encourages Shareholders at its Annual General Meetings to express opinions and suggestions that may be of interest to other Shareholders and to the Board. Should you wish to take advantage of this opportunity, we would be pleased to see you at the Annual General Meeting. If you felt it appropriate to give us notice of any questions or comments that you might want to make, we will ensure that they receive a considered response.

Yours faithfully,

A Braine

Company Secretary

Resolutions proposed to the 2003 Annual General Meeting

Requisitioned on 24 September 2002

1. "THAT, if he shall not have vacated office as a director of the Company prior to the moving of this Resolution, Mr John Ritblat be and is hereby removed as a director of the Company with immediate effect. — Restated in resolution 3

2. THAT, in order to afford shareholders of the Company the opportunity to consider and, if thought fit, approve proposals for the repurchase of some of the ordinary share capital of the Company: — Withdrawn on 26 February 2003

   (A) the directors of the Company are urged to formulate and then submit to shareholders for approval, proposals under which the Company would invite all ordinary shareholders to tender their shares for repurchase and cancellation by the Company, and under which the Company will accept all such tenders (pro rata to the number of shares tendered by each ordinary shareholder, subject to modifications to take account of any fraction, which would otherwise arise) up to 25 per cent. of all the Company's issued ordinary shares at a price per ordinary share of either: (i) 600p, or (ii) an amount equal to not less than 75 per cent. of the diluted net asset value per share; whichever is the higher;

   (B) for the purpose of this resolution "diluted net asset value per share" shall mean the fully diluted net asset value per share calculated in accordance with and using the same accounting policies and practices as set out in note 17 of the annual report and accounts of the Company for the year ended 31 March 2002 and which for the avoidance of doubt is 803p for the year ended 31 March 2002".

Requisitioned on 26 February 2003

3. THAT, if he shall not have vacated office as a director of the Company prior to the moving of this resolution, Mr John Ritblat be and is hereby removed as a director of the Company with immediate effect. — Same as resolution 1

4. THAT, if they have not done so prior to the moving of this resolution, the directors of the Company be urged to effect within 3 months of the date of this resolution the separation of the roles of Chairman and Managing Director so that such posts are no longer held by the same person and that the role of Chairman of the Company is a non-executive position. — Not valid

5. THAT, the directors of the Company be urged to formulate and then submit to ordinary shareholders of the Company for approval by no later than the date of publication of the Company's results for the six months ended 30th September 2003, proposals pursuant to which greater value can be delivered in the near to medium term to shareholders than is available under a complete realisation of all the assets of the Company. — Not valid

6. THAT, subject to Resolution 3 being passed, if the directors fail to formulate and submit to ordinary shareholders proposals of a type referred to in Resolution 3 above, or in the event that the directors consider that no alternative would provide greater value in the near to medium term to shareholders than a realisation in full of the Company's assets, the directors of the Company be urged to formulate and then submit to ordinary shareholders of the Company for approval proposals pursuant to which the assets of the Company would be fully realised and the value realised returned to shareholders." — Not valid

Resolutions proposed to the 2002 Annual General Meeting

Requisitioned on 22 April 2002

Result

1 "THAT, in order to afford shareholders of the Company the opportunity to consider and, if thought fit, approve proposals for the repurchase of some of the ordinary share capital of the Company:

(A) the directors of the Company are urged to formulate and then submit to shareholders for approval, proposals under which the Company would invite all ordinary shareholders to tender their shares for repurchase and cancellation by the Company, and under which the Company will accept all such tenders (pro rata to the number of shares tendered by each ordinary shareholder, subject to modification to take account of any fraction which would otherwise arise) subject to a maximum of 10 per cent. of all the Company's issued ordinary shares at a price per ordinary share of either:

(i) not less than 700p; or

(ii) an amount equal to 90 per cent. of the diluted net asset value per share;

whichever is the higher;

(B) the directors be urged to place such proposals before shareholders no later than three months after the adoption of this resolution; and

(C) for the purpose of this resolution, and resolution 2 below, "diluted net asset value per share" shall mean the fully diluted net asset value per share calculated in accordance with and using the same accounting policies and practices as set out in note 18 of the annual report and accounts of the Company for the year ended 31 March 2001 and which for the avoidance of doubt is 774p for the year ended 31 March 2001.

Defeated

3.4% of issued share capital, excluding Laxey, voted in favour

2. THAT, to further allow shareholders of the Company the opportunity to consider and, if thought fit, approve proposals for the repurchase of some of the ordinary share capital of the Company:

(A) the directors of the Company are urged to formulate and then submit to shareholders for approval proposals under which the Company would invite all ordinary shareholders to tender their shares for repurchase and cancellation by the Company on a twice yearly basis, if, in the four weeks immediately preceding each financial year end (currently 31 March) and each financial half-year end (currently 30 September), the Company's ordinary shares were trading at an average price equal to a discount to diluted net asset value per share of 15 per cent. or more, in which case, the Company will accept, from time to time, all such tenders (pro rata to the number of shares tendered by each ordinary shareholder, subject to modification to take into account of any fraction which would otherwise arise) subject to a maximum of 10 per cent. of all the Company's issued ordinary shares at that time, at a price per ordinary share not less than an amount per share equal to 90 per cent. of the diluted net asset value per share; and

(B) the directors be urged to place such proposals before shareholders by no later than three months after the adoption of this resolution".

Defeated

3.2% of issued share capital, excluding Laxey, voted in favour

Requisitioned on 17 May 2002

3. THAT, the directors of the Company are urged to formulate proposals to be put to the ordinary shareholders of the Company by which they are presented with an option that a substantial proportion of the long term investment assets of the Company are managed under contract by professional property managers".

Defeated

2.8% of issued share capital, excluding Laxey, voted in favour

26th March 2003

British Land Board

The Board of The British Land Company PLC announces, pursuant to the statement made last July, that the roles of Chairman and Chief Executive will be split not later than the time of the 2004 Annual General Meeting. It is the Board's intention to appoint a Chief Executive after a search process, conducted by the Nomination Committee, which will include internal and external candidates. Mr. John Ritblat will continue as Chairman for a period after the appointment of the Chief Executive to ensure the orderly succession and continuity in executive management of the Company, which is the Board's objective.

Given proposed changes in best corporate governance practice, the Board has also decided with immediate effect to appoint Dr. Chris Gibson-Smith as Senior Independent Non-Executive Director in succession to Mr. Michael Cassidy, who remains a non-executive director. The Board will not therefore appoint an independent additional Deputy Chairman.

As previously announced, Mr. Cyril Metliss will retire from the Board at the 2003 Annual General Meeting, at which point there will be a majority of non-executive directors on the Board. Biographical details of all directors are appended to this press release.

The Company's Board Committees have been reconstituted with immediate effect as follows:

Audit Committee	Remuneration Committee	Nomination Committee
Lord Burns (Chairman)	Mr. Derek Higgs (Chairman)	Dr. Chris Gibson-Smith (Chairman)
Dr. Chris Gibson-Smith	Lord Burns	Lord Burns
Mr. David Michels	Dr. Chris Gibson-Smith	Mr. Michael Cassidy
	Mr. David Michels	Mr. Derek Higgs
		Mr. David Michels
		Mr. John Ritblat
		Mr. Robert Swannell
		Mr. John Weston Smith

Contacts

British Land:
John Weston Smith, Chief Operating Officer, tel. no. 020 7467 2899

Finsbury:
Roland Rudd tel. no. 020 7251 3801
Edward Orlebar tel. no. 020 7251 3801

continued / . . .

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

The British Land Company PLC Board

Executive Directors:

Mr. John Ritblat (Chairman and Managing Director since July 1971, having joined the predecessor company in 1969). He is founding Chairman of Colliers Conrad Ritblat Erdman.

Mr. Cyril Metliss (until the 2003 AGM). He was a senior partner at Stoy Hayward & Co., chartered accountants, before becoming a director of the Company in July 1971.

Mr. John Weston Smith (Chief Operating Officer). Previously he was joint general manager of the Abbey National Building Society. He was appointed a director in January 1973.

Mr Nicholas Ritblat (Director, Corporate Finance). He previously worked for S. G. Warburg & Co. Ltd.'s corporate and international finance divisions. He was appointed a director in September 1991.

Mr. Robert Bowden (Property Investment Director). He was a former senior partner at Conrad Ritblat & Co. He was appointed a director in June 1997.

Mr. Graham Roberts (Finance Director). He was senior real estate partner at Andersen before joining the Board in January 2002.

Non-Executive Directors:

Mr. Derek Higgs (Deputy Chairman). He is a Senior Adviser in the UK to UBS Warburg and Chairman of Business in the Environment and Partnerships UK plc. His other appointments include membership of the Financial Reporting Council and non-executive directorships of Egg plc, Jones Lang LaSalle Inc., London Regional Transport and Allied Irish Banks, p.l.c. He became a director in July 2000.

Dr. Chris Gibson-Smith (Senior Independent Non-Executive Director). He is Chairman of National Air Traffic Services and a non-executive director of Lloyds TSB Bank plc. Formerly he was Group Managing Director of BP plc. He became a director in January 2003.

Mr. Michael Cassidy is a practising solicitor and was formerly Chairman of the Policy and Resources Committee of the Corporation of London. He became a director in January 1996.

Mr. Robert Swannell is Co-Chairman of Schroder Salomon Smith Barney. He is a member of the Regulatory Decisions Committee of the Financial Services Authority and a member of the Industrial Development Advisory Board of the Department of Trade and Industry. He became a director in August 1999.

continued / . .

Lord Burns is Chairman of Abbey National plc and of Glas Cymru Cyfyngedig (Welsh Water). He is also a non-executive director of Pearson plc. Previously he was a non-executive director and Chairman of the Audit Committee of Legal & General Group plc, and before that was Permanent Secretary of H.M. Treasury between 1991 and 1998. He became a director in July 2000.

Mr. David Michels is Chief Executive of Hilton Group plc. He is a non-executive director of Hilton Hotels Corporation. He joined the Board in January 2003.

British Land

British Land is one of the largest listed property companies with a portfolio under management of £11 billion, primarily consisting of prime out-of-town shopping and London offices. Net assets per share rose in the six months ended 30th September to 822p per share. The Company has raised its dividends in every year since 1982.

Process

The Nomination Committee is appointing an external recruitment consultancy to advise on the process of appointing a new Chief Executive.

-ends-

03 JUN 25 AM 7:21

27 November 2002

press release

PRELIMINARY ANNOUNCEMENT BY
THE BRITISH LAND COMPANY PLC

INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2002

HIGHLIGHTS

- **Net Rents** up **7.9%** to **£249.2 million**, including share of joint ventures (2001: £230.9 million).
- **Net Asset Value** per share adjusted and fully diluted increased **2.4%** to **822 pence*** (March 2002: 803 pence).
- **Portfolio Valuation** up 0.15% (on a like for like basis) to **£9.376 billion**.
- **Profits before tax** of **£65.3 million** (2001: £80 million). There were no property trading profits in the half-year. Underlying profits are up 7.4% to £62.2 million.
- **Earnings per share** adjusted and fully diluted are **10.5 pence** (2001: 12.6 pence).
- **Interim Dividend** up **7.9%** to **4.1 pence** (2001: 3.8 pence) per share.
- **Continued Portfolio Management** with profitable sales of **£350 million**, purchases of **£74 million** and development and other capital expenditure of **£146 million**, including the joint ventures.

* NAV adjusted to exclude the capital allowance effects of FRS 19.

New Non-Executive Directors

The Board is very pleased to welcome two new non-executive directors, who have accepted invitations to join us with effect from 1 January 2003.

Christopher Gibson-Smith, aged 57, is Chairman of National Air Traffic Services and a non-executive director of Lloyds TSB Bank plc. Formerly he was Group Managing Director of BP plc.

David Michels, aged 55, is Chief Executive of Hilton Group plc. He is a non-executive director of Hilton Hotels Corporation and, until recently, was a non-executive director of Arcadia Group plc.

CONTACTS

The British Land Company PLC
John Ritblat, Chairman } 020 7467 2831/2829
Graham Roberts, Finance Director } 020 7467 2948

Finsbury Limited
Edward Orlebar } 020 7251 3801
Faeth Birch }

EXTRACTS FROM THE STATEMENT BY THE CHAIRMAN, JOHN RITBLAT

"This is a time for especially intensive management and since 31 March, as part of our continual review and selection processes, we have sold (including joint ventures) 69 properties, realising £350 million. It is an encouraging reflection of the portfolio's strength that these sales comfortably exceeded the 31 March valuation of these properties, and that a good few of these sales were recent. The valuation process, carried out by external professional valuers, is cross-checked by the result of these sales."

"As our sales figures show, we have been able to make plenty of profitable disposals and we have also continued to attract tenants, particularly in retail. The rent review process at Meadowhall has now increased the rent roll to £65.3 million per annum with further reviews to come in the near term and is predicted to lift rents to £68 million."

"In uncertain times, well-selected property as an asset class continues to offer a relative haven, combined with an attractive income, when compared with other types of investment. Good locations do not change rapidly: strong tenants pay their rents: long lease terms ride the business cycle. British Land offers also diversity, which more than offsets the decline in some sectors of the market with rises elsewhere. As a large company, we can carry incipient developments until prospects for them improve. Meanwhile there are always opportunities for management initiatives in squeezing the best from our buildings and from hunting out new transactions."

British Land's Corporate Strategy

British Land's opportunistic but risk-averse strategy seeks to achieve long-term growth in shareholder value by:

- **focusing on prime assets** in the office and retail sectors;
- **creating exceptional long-term investments** with strong covenants, long lease profiles and growth potential;
- **enhancing property returns** through active management and development; and
- **maximising equity returns** through optimal financing and joint ventures.

The key to high returns is flexibility, both in terms of business organisation and financing to take advantage of shifts in the property market.

PORTFOLIO HIGHLIGHTS

Portfolio Valuation by Use	Group £m	JVs+ £m	Total £m	Portfolio %	Change* %
Offices					
City	2,950.1	249.1	3,199.2	34.1	-3.6
West End	617.8	39.7	657.5	7.0	1.4
Business parks & Provincial	116.8	74.0	190.8	2.1	-0.8
All offices	**3,684.7**	**362.8**	**4,047.5**	**43.2**	-2.7
Retail					
Shopping centres	1,637.7	108.1	1,745.8	18.6	0.9
Supermarkets	953.3	191.3	1,144.6	12.2	4.6
Retail warehouses	688.0	310.2	998.2	10.7	4.8
Shops	88.2	289.1	377.3	4.0	4.7
All retail	**3,367.2**	**898.7**	**4,265.9**	**45.5**	3.1
Industrial and distribution	**133.5**	**46.0**	**179.5**	**1.9**	4.3
Residential	**34.9**	**83.5**	**118.4**	**1.3**	7.6
Leisure	**74.7**	**87.2**	**161.9**	**1.7**	3.6
Development	**516.0**	**86.4**	**602.4**	**6.4**	-4.1
Total	**7,811.0**	**1,564.6**	**9,375.6**	**100.0**	**0.15**

+ British Land's share
* after adjustment for purchases, properties awaiting development, sales and other expenditure.

Total funds under British Land property management, including partners' shares of joint ventures, now **£11 billion**.

Portfolio Valuation by Location	£m	Portfolio %
London:		
City	3,644.0	38.9
West End	713.1	7.6
Greater London	471.3	5.0
Total London	4,828.4	51.5
South East England	859.8	9.2
Wales & South West England	479.6	5.1
Midlands & East Anglia	741.2	7.9
North of England	2,028.9	21.6
Scotland & Northern Ireland	328.2	3.5
Republic of Ireland	109.5	1.2
Total	**9,375.6**	**100.0**

Location: 60.7% of the portfolio is located in London and South East England.

Long Lease Profile (excluding residential[†] & developments)	**Weighted average lease term, years** to expiry	to first break	**Vacancy rate %**
Offices			
City	14.7	11.3	0.6
West End	12.4	10.3	9.7
Business parks & Provincial	13.1	8.8	0.3
All offices	**14.3**	**11.0**	**2.0**
Retail			
Shopping centres	17.3	17.1	3.8
Supermarkets	21.9	21.9	0.0
Retail warehouses	17.8	17.6	1.8
Shops	25.8	23.1	0.5
All retail	**20.0**	**19.5**	**2.1**
Industrial and distribution	**16.8**	**15.9**	1.8
Leisure	**27.4**	**26.8**	0.5
Total	**17.5**	**15.7**	**2.0***

[†] predominantly let on short leases

***Effective vacancy rate**: 1.3% where tenants are being sought (0.5% under offer and 0.2% taken back under asset management). For West End offices, 9.2% vacancy rate arises on practical completion of the development at 350 Euston Road, NW1.

Security of Income (from 30 Sept 2002)	**% of income remaining at:** expiry	first break
1 year	98.6	97.2
2 years	97.7	95.0
3 years	96.2	92.8
4 years	95.3	91.6
5 years	94.5	87.3
10 years	**82.3**	**69.6**
15 years	62.2	54.6
20 years	33.0	29.8

includes joint ventures
assumes no re-letting after first break or expiry

Tenant Risk Profile: Dun & Bradstreet Stress Score	**British Land %**	**TICCS Benchmark %***
Rental income rated:		
Negligible, low and low / medium risk	84.5	76.2
Medium / high risk	10.2	16.0
High risk	2.3	4.1
Unmatched	3.0	3.7
Total	**100.0**	**100.0**

* *Tenant Income Credit rating Covenant Strength (IPD)*

Current Reversions (excluding developments)	Annualised Net Rents £m	Reversionary income (5 years) £m	Current net yield %	Reversionary net yield (5 years) %
Offices				
City	194.1	20.0	6.1	6.7
West End	30.6	17.1	4.7	7.3
Business parks & Provincial	17.2	0.4	9.0	9.2
All offices	**241.9**	**37.5**	**6.0**	**6.9**
Retail				
Shopping centres	97.3	15.5	5.6	6.5
Supermarkets	75.9	1.2	6.6	6.7
Retail warehouses	59.8	11.7	6.0	7.2
Shops	23.6	4.6	6.2	7.5
All retail	**256.6**	**33.0**	**6.0**	**6.8**
Industrial and distribution	**8.9**	**4.3**	**5.0**	**7.4**
Residential	**7.2**	**0.2**	**6.1**	**6.2**
Leisure	**11.4**	**0.7**	**7.1**	**7.5**
Total	**526.0**	**75.7**	**6.0**	**6.9**

Reversionary income: of the £75.7 million per annum expected to be realised within 5 years, £13.9 million per annum is already contracted. Further reversions at dates after 5 years account for an additional £5.5 million per annum.

Development Programme	Size sq m	Estimated rental value £m	Construction cost (est.) £m	Cost to complete £m
Committed projects	135,230	53.5	394.7	269.8
Development prospects	416,340	100.7	671.3	618.1
Total	**551,570**	**154.2**	**1,066.0**	**887.9**

Pre-let: 50% by area of committed projects is pre-let/sold at 30 September 2002, representing £21.2 million rent per annum.

FINANCIAL HIGHLIGHTS

Profit and Loss Account	Six months to 30 September 2002	Six months to 30 September 2001
Net rental income	**£249.2m**	£230.9m
Net rental income – Group	**£200.1m**	£187.5m
Net interest payable	**£164.8m**	£157.4m
Profits on property trading and disposal of fixed assets	**£3.1m**	£17.3m
Profit before taxation	**£65.3m**	£80.0m
Tax charge	**£12.8m**	£16.7m
Adjusted diluted earnings per share	**10.5 pence**	12.6 pence
Dividend per share	**4.1 pence**	3.8 pence

Balance Sheet	30 September 2002	31 March 2002
Total properties*	**£9,375.6m**	£9,300.3m
Adjusted:+		
Net assets	**£4,362.0m**	£4,320.8m
Net asset value per share (fully diluted)	**822p**	803p
Debt / equity ratio (Group)	**91%**	89%
Mortgage ratio (debt / property & investments)	**46%**	46%

* Pre adjustments for UITF 28
+ Adjusted to include the external valuation surplus on development and trading properties and to exclude the capital allowance effects of FRS 19

Total Return (fully diluted adjusted net asset value per share growth and dividend) for the **six months 2.9%**.

Financing statistics (Group)	30 September 2002	31 March 2002
Net debt	**£3,967m**	£3,840m
- Weighted average debt maturity	**19.9 years**	19.8 years
- Weighted average interest rate	**6.50%**	6.62%
- % of net debt at fixed / capped interest rates	**91%**	95%
- % of debt ringfenced with no recourse to other Group companies/assets	**71%**	69%
Interest cover (net rents / net interest)	**1.54x**	1.53x
Undrawn committed bank facilities, cash and deposits	**£1,482m**	£2,046m

All figures include British Land's share of joint ventures unless stated as Group.

STATEMENT BY THE CHAIRMAN, JOHN RITBLAT

British Land's long-term business model proved its mettle in the six months ended 30 September 2002. High quality properties in a diversified portfolio, occupied by strong tenants on long leases, have safeguarded our committed cash flow. Gross rents, including our share of joint ventures, rose by £18.6 million to £266 million, up 7.5%. An efficient capital structure, coupled to a largely fixed interest rate debt book, also ensures that the Company prospers in these uncertain economic times.

This resilience in our property portfolio, together with the buy-back of the £323 million 6.5% Convertible, have enabled fully diluted net assets per share to rise by 2.4% to 822p per share.

Profits before tax for the half-year were £65 million. At the last year-end we stated that we expected to sustain a higher rate of growth of dividend, and at the interim stage we are lifting the payout by 7.9% to 4.1p per share (2001: 3.8p).

This is a time for especially intensive management and since 31 March, as part of our continual review and selection processes, we have sold (including joint ventures) 69 properties, realising £350 million. It is an encouraging reflection of the portfolio's strength that these sales comfortably exceeded the 31 March valuation of these properties, and that a good few of these sales were recent. The valuation process, carried out by external professional valuers, is cross-checked by the result of these sales.

A side benefit of our securitisations, and a further external validation of tenant quality, is that three separate independent rating agencies, having reviewed our tenancies at Broadgate, Meadowhall and the Sainsbury's superstores, have assigned "AAA" status to £1,372 million of this debt, "AA" status to a further £448 million and "A" status to another £842 million.

The valuation is overall up 0.15%. Our retail holdings are up 3.1%, with our supermarkets (up 4.6%) and retail warehouses (up 4.8%) performing particularly well. There is encouraging news on a recent supermarket rent review – £23.15 per sq ft has been achieved at Chiswick. City offices are down 3.6%, but in the West End, where Abbey National is in occupation and 350 Euston Road is now part-let, our offices are up 1.4%. Leisure, now largely pubs, is up 3.6% and I must make special mention of our residential holdings which, with dedicated specialist management, are up 7.6%. It is still possible for a big property company to make money, economically, on small units, if the judgments are sound.

Property purchases for British Land and the joint ventures involved three properties and amounted to £74 million, while development and other capital expenditures were £146 million.

We have tailored our immediate development programme to the current letting climate. In the half-year British Land and its joint ventures completed just under half a million square feet of space at a cost of £29.5 million, already 95% let, yielding £5 million a year when fully let. Committed projects in course are primarily Plantation Place with a pre-let to Accenture, Centre West at East Kilbride which is largely let or under offer, and 10 Exchange Square at Broadgate, a 163,000 sq ft office building which has already attracted tenant interest. The current committed programme will provide 1,456,000 sq ft at a cost of £402 million, of which £125 million has already been expended, with an estimated rental value of £54.2 million.

Next stage projects, where planning consent has been obtained in almost every case, can be activated as soon as we judge the moment right, and will provide 4.48 million sq ft and an estimated rent of £111 million. Sites currently non-earning make only a modest impact, with under £230 million of capital tied up.

With a large diversified portfolio under management, we are able to take a broad view of the property market. As our sales figures show, we have been able to make plenty of profitable disposals and we have also continued to attract tenants, particularly in retail. The rent review process at Meadowhall has now increased the rent roll to £65.3 million per annum with further reviews to come in the near term and is predicted to lift rents to £68 million.

Here I must point out a sea change in retail practice which is bringing us higher income but to some extent eroding the traditional basis of Zone A rents as the sole arbiter of performance. Major retailers in all our shopping centres now want much larger spaces than the traditional 20 ft frontage, 100 ft deep standard units, and they are prepared to pay higher rents per sq ft on these larger spaces. At Meadowhall, through mezzanines and extensions we have increased the Centre's size by 79,000 sq ft. We have also lifted the average rent from £40 when we bought the Centre to £51.70 per sq ft now.

We are offering the new Lease Code to prospective tenants but are finding only subdued interest in the variants. As ever, free market forces prevail – a constant surprise to Government but not to those in the market.

Financing

The weighted average debt maturity has moved out to 20 years and the weighted average interest rate is down again, as forecast, to 6.5% as a result of our treasury initiatives. 91% of debt is fixed or capped as to interest rate.

During the half-year we bought back £323 million 6.5% Convertible Bonds 2007 at par. This repurchase removed the dilutive potential of an issue of 48.1 million shares had conversion taken place, and lifted net assets fully diluted by 11p per share, and also reduced interest costs by £5 million per annum.

We remain on the look-out for opportunities to buy back shares when it is advantageous and when the cash demands of the business, particularly on the development side, permit. So far this year we have bought back 600,000 shares at an average price of 430.5p per share.

I have referred before to the impact on property companies from the progressive rises in Stamp Duty. Without Stamp Duty, currently at 4% on the vast majority of our portfolio, net assets would be £375 million higher, and net assets per share would be up 72p.

Now there is a new "pincer movement" in prospect. Impending adoption of current international accounting standards would require movements in valuations to pass through the profit and loss account, even though the gains and losses are unrealised. How this will help investors to assess a company's operations has not been explained, as separate information on revaluations is already provided in our Accounts. Hot on the heels of this unhappy proposal, H.M. Treasury is proposing significant corporation tax reforms which will adversely affect property companies.

What a depressing pair of twins!

The Outlook

In uncertain times, well-selected property as an asset class continues to offer a relative haven, combined with an attractive income, when compared with other types of investment. Good locations do not change rapidly: strong tenants pay their rents: long lease terms ride the business cycle. British Land offers also diversity, which more than offsets the decline in some sectors of the market with rises elsewhere. As a large company, we can carry incipient developments until prospects for them improve. Meanwhile there are always opportunities for management initiatives in squeezing the best from our buildings and from hunting out new transactions.

The Board

The Board is very pleased to welcome two new non-executive directors, who have accepted invitations to join us with effect from 1 January 2003. Christopher Gibson-Smith is Chairman of National Air Traffic Services and a non-executive director of Lloyds TSB Bank plc. Formerly he was Group Managing Director of BP plc. David Michels is Chief Executive of Hilton Group plc. He is a non-executive director of Hilton Hotels Corporation and, until recently, was a non-executive director of Arcadia Group plc.

BUSINESS REVIEW

FINANCIAL REVIEW

Gross rental income for the six months to 30 September 2002, including our share of joint ventures, rose by 7.5% (£18.6 million) to £266.2 million (2001: £247.6 million). The joint ventures contributed £6.4 million of the increase, where our share of gross rents grew to £53.3 million (2001: £46.9 million).

Group net rental income for the six months rose 6.7% to £200.1 million (2001: £187.5 million), mainly as a result of £18.3 million of increased rents, achieved from rent reviews and new lettings, including additional income from Broadgate of £8.9 million, less reductions in rental income due mainly to disposals.

British Land's share of joint venture operating profits rose 6.3% to £45.5 million (2001: £42.8 million) including a £7.0 million contribution from the BL Davidson joint venture, which was acquired in September 2001.

Profit before tax is £65.3 million compared to £80.0 million. Profits for the 6 months to September 2001 included property trading profits of £6.3 million and a dividend from our investment at that time in Haslemere N.V., of £4.8 million. In addition, disposals above valuation in the current period were £3.1 million compared to £11 million in 2001. Before the Haslemere dividend and profits on disposals, underlying profits increased by £4.3 million (7.4%).

The tax charge for the six months is £12.8 million, an effective rate of 19.6% (2001: £16.7 million, 20.9%). Adjusted diluted earnings per share were 10.5 pence (2001: 12.6 pence).

Adjusted diluted net assets per share rose since 31 March 2002 by 2.4% from 803 pence to 822 pence. Of this increase, the revaluation surplus contributed 1.8 pence, retained profits 5.7 pence, and share repurchases and the redemption of the convertible bonds 11.9 pence.

Income and Finance

British Land is structured to provide shareholders with a low risk profile on the two key elements of operating cash flow: net rental income and interest payable. In a cyclical property market with high transaction costs and low liquidity, this structure delivers to shareholders a steady cash flow, to fund the business through the peaks and troughs in the market, to provide a strong balance sheet for investing and to fund dividends on a progressive basis.

Income

Current annualised net rents, including our share of joint ventures, amount to £526 million. This rental income is supported by long leases to good covenants with regular upward only rent reviews.

- The average unexpired lease term within the portfolio is 17.5 years with 82% of the current rent roll remaining in place at 30 September 2012 (10 years). Assuming break clauses are exercised at the earliest date this average is still 15.7 years with 70% of the current rent roll remaining in place in 10 years time.

- At 30 September 2002, income quality has been measured using a Dun & Bradstreet credit rating, showing 84.5% of our rent roll is derived from negligible, low and low/medium risk covenants with only 2.3% from high risk covenants.

- Reversionary income from investment properties and rental income from committed developments are currently estimated at a further £129.2 million within 5 years, of which £35.1 million is contracted through pre-lets or the expiry of rent-free periods and minimum rental uplifts.

Finance

Approximately 50% of the investment property value is financed by debt. The structure of our debt has varied over time to reflect opportunities to refinance more cheaply and effectively in the debt markets. We currently have 71% of our debt in securitisations, which are non-recourse to the rest of the Group. The financial risk management policy is to maintain approximately 85% of debt at fixed rates. In addition debt is taken out for the long term rather than the short term, matching the underlying lease lengths.

As a result of these policies, we concentrate shareholders' economic exposure to the property market and to our portfolio's performance and minimise exposure to short to medium term interest rate movements.

At 30 September 2002, net debt is £3,967.1 million (March 2002: £3,840.4 million), of which securitised debt of £2,901.8 million is ringfenced with no recourse to other Group companies or assets. The mortgage ratio remains unchanged at 46%.

The Group's weighted average interest cost is 6.5%, of which 91% is at fixed or capped rates of interest, with a weighted average debt maturity of 19.9 years (March 2002: 19.8 years).

At 30 September 2002 the market values of net debt and interest rate derivatives were £511.6 million more than their book values. The increase from March 2002 of £207.7 million reflects the significant downward shift in the Sterling yield curve.

Cash and available committed bank facilities were £1.5 billion (March 2002: £2.0 billion).

Dividend

The Directors declare an interim dividend of 4.1 pence per share payable on 21 February 2003. This represents an increase of 7.9% over the 2001 interim dividend of 3.8 pence per share and is in line with our policy of progressive dividend growth.

Cash flow

Profits after interest, tax and working capital movements, generated a positive operating net cash flow for the six months ended 30 September 2002 of £20.3 million, compared to £31.0 million in 2001.

Property disposals by the Group and joint ventures realised cash of £73.1 million. Advances to joint ventures, property acquisitions and development expenditure absorbed £138.7 million.

Cash and existing bank facilities were used to fund the £323 million redemption of the 6.5% Convertible Bond 2007.

Accounting Policies

There have been no Accounting Standard changes affecting the Group in this period.

There are proposed changes to Accounting Standards in respect of employee costs arising from recent external events: the fall in equity markets affecting pension schemes and the controversy over accounting for share schemes. In respect to our pension scheme, which was fully funded at 31 March 2002, the pension liabilities at that time were 0.6% of adjusted net assets as our employee numbers and payroll are small. In addition, share awards under the current long-term incentive plan are already expensed through the profit and loss account.

Conclusion

Our business has recurring long-term income committed from a blended portfolio of low risk tenants in high quality properties, primarily in the office and retail sectors. The business is well financed for the long-term at 6.5% with debt maturity on average at 19.9 years and with a high percentage (currently 91%) at fixed/capped rates.

PROPERTY REVIEW

Sales

As a result of our continuing portfolio management, since 31 March 2002 we have been net disinvestors, taking the opportunity of a buoyant investment market. During the six months, while we acquired properties for £74 million, we have completed sales of £300 million and exchanged contracts for the sale of a further £50 million, including joint ventures and involving 69 properties (excluding residential units). Total sales prices of £350 million exceeded the relevant March 2002 Valuations.

Included among the disposals were:

- the BL Rank portfolio, comprising six bingo clubs, three leisure parks, one cinema and three multi leisure centres at £109 million, which concludes our sale programme from this joint venture and significantly reduces our exposure to the leisure sector,
- residential property totalling some £36 million, mainly from the London & Henley joint venture and our own portfolio, taking advantage of the exceptional prices in Central London's residential market,
- 26 retail units with total sales prices of £53 million, predominantly in high street locations from both our own portfolio and that of the BLU joint venture, to capitalise on a buoyant market for these investments,
- sales by BL Davidson of 3 retail parks totalling £43 million.

We have also completed the sale of 2 distribution units at Nursling, Southampton of 29,730 sq m (320,000 sq ft) for £36.7 million, let to Tesco and Christian Salvesen. The price reflected a yield shift in favour of this sector, which occurred despite the fact that rental growth forecasts are limited.

Since the half-year end, further sales completed included the 33,060 sq m (356,000 sq ft) distribution unit at Thatcham for £38.5 million, where construction has completed and the property pre-let to Scottish & Newcastle Plc. This sale created significant development surplus over cost.

Purchases

We continue to invest in the retail sector, in particular out of town retail parks. The Meadowbank Retail Park, Edinburgh, which totals 13,950 sq m (150,000 sq ft) and is anchored by a Sainsbury's Superstore of 4,050 sq m (43,800 sq ft) was purchased in July 2002 for £31 million. The average rent for the park is £12.54 per sq ft, which is reversionary.

During the restructuring of Railtrack to form Network Rail, we took the opportunity of buying out Railtrack Development Limited's 50% interest in the joint venture that we had with them in respect of the 68,470 sq m (737,000 sq ft) proposed development at 201 Bishopsgate, London EC2. The raft over the railway line had already been completed by the joint venture company, thus eventual construction costs are limited to the structure above ground.

Property Asset Management

During the half-year we have negotiated 168 rent reviews and lease renewals, resulting in an increase in rental income of £15.8 million per annum. In particular, 2 rent reviews involving a total of 46,000 sq m (490,000 sq ft) office and ancillary space at Broadgate have been settled, resulting in increases in rent of £6.7 million.

In the supermarket portfolio we have continued to progress with rent reviews; all those due prior to March 2002 have been settled, resulting in significant increases in passing rents. Since September, we have agreed a rent review at a record level of £23.15 per sq ft at Chiswick. We have continued to meet the supermarket operators' desire for increased trading floor areas by carrying out four extensions, amounting to a total of 6,600 sq m (71,000 sq ft) and generating additional rents of over £1 million per annum.

Voids in the portfolio represent a very low total of 2.0% by rental value; 0.5% is under offer and 0.2% is the subject of asset management initiatives, so just 1.3% is vacant where tenants are being sought.

Reversionary income from the current investment portfolio is anticipated to increase rents by £81.2 million per annum; of this £75.7 million is expected to be achieved in the next 5 years, including £13.9 million already committed upon the expiry of rent free periods and minimum rental uplifts. Further income will be generated from the development programme (commented on below) of which £21.2 million (British Land's share) is committed under pre-lets.

Further Income

	Contracted £m	Not Contracted £m	Total £m
Next 5 years:			
Annualised net rents, 30 September 2002	526.0		526.0
Reversions	13.9	61.8	75.7
Committed developments	21.2	32.3	53.5
Total, within 5 years	**561.1**	94.1	655.2
Reversions, after 5 years		5.5	5.5
Development prospects			100.7
Total			761.4

Offices

Offices represent 43% of the total portfolio and of this, 95% is in Central London. Whereas it is clear that there is a fall off in demand for Central London offices, in the current market this is not coupled with an excessive over supply. Vacancy overall is currently approaching 10% of City office space; Grade A vacancies are approximately 4%. While vacancy levels are expected to be higher over the next 2 years as a result of new supply and release by tenants of existing space, the new supply to the market is expected to reduce to minimal levels by 2005. Given average take-up continuing at existing (albeit low) levels, by late 2005 the market should return to equilibrium and we can expect rental growth.

Rental values have softened in the last six months. However, our Central London portfolio income has the benefit of long leases with committed income streams from good covenants; the weighted average lease length of the office portfolio is 14.3 years (11 years on the assumption that break options are exercised).

Retail

Retail represents 46% of the portfolio, 80% of this is out of town and 20% is in town centres and shopping schemes.

Total UK retail sales continue to increase, currently at the rate of 5.1% per annum in the year to October 2002. This has shown through to an improvement in rents, particularly out of town with its continued strong consumer preference and limited supply, and where our investment is primarily focused.

Our department store portfolio is also performing well. We have recently completed a transaction with House of Fraser, whereby we paid some £8 million for internal structural alteration and major fixtures and fittings as part of their refurbishment programme of the Rackhams store in Birmingham, in return for an increase in rental payment.

We have had considerable success in the Meadowhall Shopping Centre, where we have enhanced the tenant mix with significant lettings of 930 sq m (10,000 sq ft) to the Spanish fashion retailer, Zara and 3,160 sq m (34,000 sq ft) to Sports Soccer, with fashion retailer USC moving into the vacated 810 sq m (8,700 sq ft) Sports Soccer unit. Rents achieved on reviews and lettings have been in line with our expectations and total income has increased by over £3 million per annum.

Development

During the six months we have completed developments totalling 45,410 sq m (488,800 sq ft), 95% being pre-let. Significant completions were at Thatcham, 33,060 sq m (356,000 sq ft) pre-let to Scottish & Newcastle, and subsequently sold, and 5,110 sq m (55,000 sq ft) at Enfield pre-let to MacFarlane Packaging.

Committed developments total 135,230 sq m (1,456,000 sq ft) of which 50% by area is pre-let/sold. Two projects in the City are under construction: 1 and 2 Plantation Place, 65,000 sq m (700,000 sq ft) and 10 Exchange Square (Broadgate), 15,100 sq m (163,400 sq ft). The new building of 18,600 sq m (200,000 sq ft) at Regent's Place, 2/3 Triton Square pre-let to Abbey National, was handed over in April 2002, let on a lease for 20 years. At 350 Euston Road, where 12,000 sq m (130,000 sq ft) offices has been recently completed, we have let or put under offer 4,370 sq m (47,000 sq ft) and are in discussions with further tenants.

Concerning development prospects, we have notification of resolutions to grant planning consents for 11,730 sq m (126,000 sq ft) at Ludgate West and 49,630 sq m (534,000 sq ft) at Lime Street, both in the City, and for 12,860 sq m (138,400 sq ft) at York House in the West End.

These projects, when committed, will continue our development strategy of adding high quality assets and income to the investment portfolio. However, we will continue to review and undertake the development programme in controlled stages, with construction commitments made either on pre-lets or on the basis of anticipated market demand.

Controlled Development Programme

As at 30 September 2002		Net Area sq m	ERV pa	Construction cost	Cost to Complete
Completed	Total	45,410	£5.0m	£29.5m	-
	British Land Share		£3.2m	£19.9m	-
Committed	**Total**	**135,230**	**£54.2m**	**£401.6m**	**£276.3m**
	British Land Share		**£53.5m**	**£394.7m**	**£269.8m**
Development prospects	Total	416,340	£110.5m	£750.6m	£693.7m
	British Land Share		£100.7m	£671.3m	£618.1m
Total		551,570	£164.7m	£1,152.2m	£970.0m
British Land Share			£154.2m	£1,066.0m	£887.9m

Committed Projects, as at 30 September 2002

Project	Prime Use	Size sq m	ERV	Cost *	PC * (est.)	Pre-lettings (sq m if part)
1 Plantation Place	Office	50,520	£27.9m	£205.3m	Q2 2004	Accenture (34,840)
2 Plantation Place	Office	14,930	£8.6m	£56.4m	Q2 2004	
Centre West, East Kilbride	Retail	26,760	£6.4m	£67.8m	Q1 2003	*Tenants incl:* Debenhams, Next, River Island (14,520)
10 Exchange Square	Office	15,180	£8.8m	£53.2m	Q2 2004	
Enfield (BL Gazeley)	Distribution					Warburtons
Unit 7		10,500	£0.7m	£7.7m	Q2 2003	(Forward sale)
Unit 6		6,780	£0.6m	£4.1m	Q2 2003	Southern Syringe
Unit 8		1,530	£0.1m	£0.9m	Q2 2003	
Feltham Phase 3	Distribution	8,460	£1.0m	£5.1m	Q3 2003	
Cambridge (BL Universal)	Retail	570	£0.1m	£1.1m	Q4 2002	MultiYork
Total		**135,230**	**£54.2m**	**£401.6m**		67,210

* Construction cost
* Practical completion

Valuation

Valuation of all property in the British Land Portfolio and situated in the United Kingdom (excluding Tesco British Land Property Partnership, Tesco BL Holdings, London & Henley Holdings Limited and BL Davidson Limited which were separately externally valued) was undertaken by Chartered Surveyors, ATIS REAL Weatheralls, as at 30 September 2002. Their commentary on the market at the valuation date appears later in this report.

The Portfolio, including British Land's share of joint ventures was valued at £9.376 billion. On a like-for-like basis (after adjustment for purchases, properties awaiting development, sales and other expenditure), the Portfolio showed a small increase in value of 0.15% for the first six months.

While the office investments decreased in value by 2.7%, this is counter-balanced by our retail portfolio which was up by 3.1%. Retail warehouse investments increased by 4.8%, shopping centres increased by 0.9%, supermarkets and shops rose by 4.6% and 4.7% respectively.

Our interests in leisure and industrial/distribution also increased in value, by 3.6% and 4.3% respectively. The residential investments, including our 50% in the London & Henley joint venture, now total £118 million, showing a 7.6% increase in value for the six months.

Strategy

The investment market for UK property continues overall to be strong, with investment from UK corporates and institutions coupled with substantial investment from overseas. This has caused yields to harden, particularly for long lease income flows. The main drivers for this increased investment is the weakness of the equities market coupled with low interest rates and low inflation prospects.

We will continue to invest in quality properties, let to strong covenants on good length leases, with the concentration being on the out of town retail sector and Central London offices. It is pleasing to be able to report that this strategy has held up well; the improvement in the valuation of our retail portfolio has more than outweighed the small decline in the Central London office portfolio value, resulting in a modest overall portfolio uplift.

We will take advantage of market conditions within this overall strategy and seek out opportunities where our asset management or development expertise can achieve advances in capital value.

ATIS REAL WEATHERALLS - COMMERCIAL PROPERTY MARKET SUMMARY

The comments below reflect our views as at 30 September 2002 and underlie our approach to the valuation of the portfolio.

General

With stockmarket uncertainty and further interest rate reductions being factored into many investors' considerations, commercial property has continued to attract considerable funds. Would-be investors range from institutional funds to individuals, both cash and debt financed. Consequently yields have hardened across virtually the entire spectrum, particularly for properties offering long term income streams from good covenants, as typically found in the British Land portfolio.

Although some rental values are under pressure, the low returns elsewhere mean that property yields are unlikely to rise whilst current conditions prevail. Moreover, the impact of falling rental values on the capital value of British Land's substantial holdings at Broadgate has been largely mitigated by the generally long leases to strong covenants with upward only reviews. Likewise the Company's other significant Central London scheme at Regent's Place.

Across the Group, any adverse movements that have occurred in respect of offices have been offset by retail increases. Investor sentiment there is as keen as ever and values are forecast to rise still further as anticipated rental growth manifests itself.

Offices

In the City, reflecting more uncertain reversionary prospects, we have revised the emphasis of our approach to the valuation of the Broadgate Estate from an equivalent yield to a more initial yield led basis. We factored in more conservative reversions reflecting market sentiment, although firm evidence of a rental decline was not widely available.

However, in terms of initial yields, sales within the City and the West End suggest the investment market for well-let Central London offices is strong. Recent transactions include 50 Stratton Street, sold at an initial yield of 5.65% and 111 Old Broad Street in the City at 6.03%.

City developments have typically been marked down in value. This is as a consequence of our assuming that development activity will be phased to coincide with rental recovery. Our demand and supply forecasts lead us to anticipate that this will be in 2005. Meanwhile our view is that the next couple of years will be volatile in terms of rental movements. History suggests that City occupiers tend to revise their attitude very rapidly, with consequent increases in rental values, as soon as optimism returns.

Equally strong investor sentiment in the West End was amply demonstrated prior to our valuation by the sale of both phases of the Mayfair Place/Stratton Street scheme. Moreover, supply is constrained by the physical boundaries of the traditional West End and more restrictive planning policies.

Again, although rental values have fallen, capital values have been maintained due to the quality and length of the main leases at the Company's substantial West End holding – Regent's Place. Letting levels at 350 Euston Road have held up well and, medium term, we consider state of the art accommodation, such as at Regent's Place, will continue to appeal to a wider tenant base.

Whilst the Company's holdings in Provincial offices are not currently significant, centres such as Birmingham have shown renewed confidence as evidenced by the sale of 55 Colmore Row at 6.5%.

Retail

Retail Warehousing has outperformed virtually all other investment classes. Nearly all locations still offer considerable scope for rental growth. The logistical benefits to retailers will continue to support this and restrictive planning has served to enhance values.

A number of investment deals, including Hendersons' purchase of Kew Retail Park, indicate that low initial yields do not deter investors. The expectation is that reversions, when they arrive, will often be in excess of current provable levels.

The weight of money and covenant strength factors have also improved values for supermarkets. Funds have demonstrated their appetite for such investments which also provide strong underlying residual values and profitable alternative retail uses. More recently demand from private investors has been even keener. We are aware of several transactions including the sale of a Waitrose store in Surrey at just over 5.25% initial yield with many years before the next rent review.

Department stores have also benefited from covenant led yield improvements and offer relatively cheap capital values per square foot.

Funds have returned in force to High Street shops but there are few investments available. In some towns investors are now factoring rental growth into their calculations where previously initial or very near reversionary yield was key. Small lot sizes continue to attract aggressive bids from a range of private investors. Prime yields have moved in by around 25 basis points.

Retailers themselves still face mixed fortunes so underlying strength of location and rent affordability remain key considerations.

Shopping Centre values have generally improved, in line with the High Street. At the Company's Peacocks Centre, Woking, provable rentals have increased by around 20%. Progress continues at Centre West (adjoining the Plaza Centre at East Kilbride) where 13 tenants have been secured so far including Next and Debenhams, with a further 9 units already under offer. At Meadowhall active management intitiatives have continued, incorporating a number of strategic tenant relocations within the centre. Reversions and income have remained broadly in line with expectations.

Other Sectors

Aside from the substantial Clifton Moor Estate in York, the Company's industrial holdings are predominantly found within the BL Gazeley joint venture, where activity has focused largely on distribution buildings in Greater London. Here significant profits have been generated from development activity. Yields and rents are both ahead of original expectations.

The Public Houses have also benefited from the yield covenant shift, especially in the case of smaller lot sizes in the active private buyer auction market. Where there are alternative uses that can be exploited, purchasers can easily justify bids down to a 6% initial yield level, an adequate holding yield with the initial cost amortising over the lease term, effectively providing a "free option" in respect of any added value at the lease expiration.

ATIS REAL Weatheralls
Norfolk House
31 St James's Square
London SW1Y 4JR

Independent review report to The British Land Company PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2002 which comprises the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, the note of historical cost profits and losses, the reconciliation of movements in shareholders' funds and related notes 1 to 18. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

Deloitte & Touche
Chartered Accountants

London

26 November 2002

Consolidated Profit & Loss Account for the six months ended 30 September 2002

Year ended 31 March 2002 Audited £m			Note	2002 Unaudited £m	2001 Unaudited £m
513.8	**Gross rental income**			**266.2**	247.6
(98.5)	Less share of joint ventures		8	**(53.3)**	(46.9)
415.3	**Gross rental income - Group**			**212.9**	200.7
386.6	Net rental income			**200.1**	187.5
6.8	Profit on property trading				6.3
9.5	Other income			**2.0**	7.3
(39.3)	Administrative expenses			**(20.6)**	(17.5)
363.6	**Operating profit**			**181.5**	183.6
88.6	Share of operating profits of joint ventures		8	**45.5**	42.8
37.0	Disposal of fixed assets - including amounts from joint ventures (note 8)		2	**3.1**	11.0
489.2	**Profit on ordinary activities before interest**			**230.1**	237.4
(317.9)	Net interest payable		3	**(164.8)**	(157.4)
171.3	**Profit on ordinary activities before taxation**			**65.3**	80.0
(11.9)	Taxation		4	**(12.8)**	(16.7)
159.4	**Profit on ordinary activities after taxation**			**52.5**	63.3
(64.3)	Ordinary dividends		5	**(21.3)**	(19.7)
95.1	**Retained profit for the period**			**31.2**	43.6
30.8 p	Earnings per share:	Basic	6	**10.1 p**	12.2 p
30.2 p		Diluted	6	**10.3 p**	12.4 p
32.1 p	Adjusted earnings per share:*	Basic	6	**10.3 p**	12.5 p
31.5 p		Diluted	6	**10.5 p**	12.6 p
12.4 p	Dividend per share		5	**4.1 p**	3.8 p

The results stated above relate to the continuing activities of the Group.

* Adjusted to exclude the capital allowance effects of FRS 19.

Consolidated Balance Sheet as at 30 September 2002

31 March 2002 Audited £m			Note	2002 Unaudited £m	2001 Unaudited £m
	Fixed assets				
7,528.3	Investment properties		7	**7,659.9**	7,403.1
	Investments in joint ventures:				
1,689.6	Share of gross assets		8	**1,617.6**	1,737.5
(962.4)	Share of gross liabilities		8	**(899.3)**	(915.7)
727.2				**718.3**	821.8
12.4	Other investments			**11.8**	73.2
8,267.9				**8,390.0**	8,298.1
	Current assets				
47.0	Trading properties		7	**46.7**	53.3
45.6	Debtors		9	**58.6**	92.8
366.9	Cash and deposits			**133.9**	142.7
459.5	**Total current assets**			**239.2**	288.8
	Creditors due within one year				
(323.0)	Convertible Bonds		13		
(446.5)	Other creditors		10	**(602.1)**	(669.2)
(769.5)				**(602.1)**	(669.2)
(310.0)	**Net current liabilities**			**(362.9)**	(380.4)
7,957.9	**Total assets less current liabilities**			**8,027.1**	7,917.7
(3,613.7)	**Creditors due after one year**		11	**(3,631.5)**	(3,377.6)
(146.7)	**Convertible Bonds**		13	**(146.8)**	(464.4)
(89.6)	**Provisions for liabilities and charges**		12	**(91.2)**	(83.1)
4,107.9				**4,157.6**	3,992.6
	Capital and reserves				
129.6	Called up share capital			**129.5**	129.6
1,106.2	Share premium		17	**1,107.7**	1,105.9
0.3	Capital redemption reserve		17	**0.4**	0.3
(5.7)	Other reserves		17	**(7.5)**	(1.8)
2,165.0	Revaluation reserve		17	**2,183.1**	2,079.4
712.5	Profit and loss account		17	**744.4**	679.2
4,107.9	**Shareholders' funds**			**4,157.6**	3,992.6
833 p	**Adjusted NAV per share -**	Basic	16	**842 p**	813 p
803 p		Fully diluted	16	**822 p**	785 p

(The Net Asset Value (NAV) per share includes the external valuation surplus on development and trading properties but excludes the capital allowance effects of FRS19.)

Approved by the Board on 26 November 2002

Other Consolidated Primary Statements for the six months ended 30 September 2002

Year ended 31 March 2002 Audited £m		2002 Unaudited £m	2001 Unaudited £m
	Statement of total recognised gains and losses		
159.4	Profit on ordinary activities after taxation	**52.5**	63.3
	Unrealised surplus (deficit) on revaluation:		
58.9	- investment properties	**(9.7)**	34.2
48.8	- joint ventures	**29.2**	13.6
(0.1)	- other investments	**(0.1)**	(4.0)
107.6		**19.4**	43.8
(0.5)	Exchange movements on net investments	**0.2**	0.1
(9.7)	Taxation on realisation of prior year revaluations		(10.0)
256.8	Total recognised gains and losses relating to the financial period	**72.1**	97.2

Year ended 31 March 2002 Audited £m		2002 Unaudited £m	2001 Unaudited £m
	Note of historical cost profits and losses		
171.3	Profit on ordinary activities before taxation	**65.3**	80.0
33.6	Realisation of prior year revaluations	**2.0**	56.2
(9.7)	Taxation on realisation of prior year revaluations		(10.0)
195.2	Historical cost profit on ordinary activities before taxation	**67.3**	126.2
119.0	Historical cost profit for the period retained after taxation and dividends	**33.2**	89.8

Other Consolidated Primary Statements *for the six months ended 30 September 2002*

Year ended 31 March 2002 Audited £m		2002 Unaudited £m	2001 Unaudited £m
	Reconciliation of movements in shareholders' funds		
159.4	Profit on ordinary activities after taxation	**52.5**	63.3
(64.3)	Ordinary dividends	**(21.3)**	(19.7)
95.1	Retained profit for the period	**31.2**	43.6
	Revaluation of investment properties		
107.6	and investments	**19.4**	43.8
(0.5)	Exchange movements on net investments	**0.2**	0.1
(9.7)	Taxation on realisation of prior year revaluations		(10.0)
192.5		**50.8**	77.5
0.9	Shares issued	**1.5**	0.6
	Purchase and cancellation of own shares	**(2.6)**	
193.4	Increase in shareholders' funds	**49.7**	78.1
3,914.5	Opening shareholders' funds	**4,107.9**	3,914.5
4,107.9	Closing shareholders' funds	**4,157.6**	3,992.6

Consolidated Cash Flow Statement for the six months ended 30 September 2002

Year ended 31 March 2002 Audited £m		Note	2002 Unaudited £m	2001 Unaudited £m
382.4	**Net cash inflow from operating activities**	15	178.4	230.4
25.2	**Dividends received from joint ventures**		5.6	
	Returns on investments and servicing of finance			
59.9	Interest received		9.3	2.8
(366.1)	Interest paid		(164.0)	(204.2)
5.1	Dividends received			4.8
(301.1)			(154.7)	(196.6)
(7.7)	**Taxation paid**		(9.0)	(2.8)
98.8	**Net cash inflow from operating activities and investments after finance charges and taxation**		20.3	31.0
	Capital expenditure and financial investment			
(426.1)	Development expenditure and purchase of investment properties		(118.3)	(297.4)
(8.5)	Purchase of investments		(0.2)	(4.4)
148.9	Sale of investment properties		20.5	128.7
158.4	Sale of investments			
(127.3)			(98.0)	(173.1)
	Acquisitions and disposals			
	Purchase of remaining 50% interest in subsidiary company	14	(12.0)	
	Cash at bank acquired with 50% interest in subsidiary company	14	0.3	
(176.0)	Investment in and loans to joint ventures		(8.5)	(159.1)
150.5	Sale of shares in and loans repaid by joint ventures		52.6	26.2
(25.5)			32.4	(132.9)
(60.6)	**Equity dividends paid**		(44.6)	(40.9)
(114.6)	**Net cash outflow before management of liquid resources and financing**		(89.9)	(315.9)
	Management of liquid resources			
(281.5)	Decrease (increase) in term deposits		242.0	(15.8)
	Financing			
0.9	Issue of ordinary shares		1.2	0.6
	Purchase and cancellation of own shares		(1.5)	
	Repurchase of 6.5% Convertible Bonds 2007		(322.7)	
(300.0)	Repurchase of bonds			(300.0)
575.0	Issue of Sainsbury supermarkets securitised debt			575.0
825.0	Issue of Meadowhall Shopping Centre securitised debt			
(711.9)	Increase (decrease) in bank and other borrowings		186.5	92.2
389.0			(136.5)	367.8
(7.1)	**Increase (decrease) in cash**	15	15.6	36.1

Notes to the accounts for the six months ended 30 September 2002 (unaudited)

1. Basis of preparation

The interim accounts are not statutory accounts, but are prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2002, consistently applied in all material respects.

The figures for the year ended 31 March 2002 have been extracted from the statutory accounts which have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985.

2. Disposal of fixed assets

Year ended 31 March 2002 £m		**2002 £m**	2001 £m
39.5	**British Land Group**	**0.9**	12.3
(2.5)	**Share of joint ventures** (note 8)	**2.2**	(1.3)
37.0		**3.1**	11.0

The profit for the year ended 31 March 2002 included £25.6 million arising on the disposal of shares held in Haslemere N.V.

3. Net interest payable

Year ended 31 March 2002 £m			2002 £m	2001 £m
	British Land Group			
41.4	Payable on:	bank loans and overdrafts	**12.4**	28.7
240.8		other loans	**134.5**	108.5
282.2			**146.9**	137.2
(5.9)	Deduct:	development cost element	**(2.5)**	(2.0)
276.3			**144.4**	135.2
(8.4)	Receivable on:	deposits and securities	**(9.0)**	(3.1)
(16.1)		loans to joint ventures	**(5.1)**	(7.9)
251.8	Total British Land Group		**130.3**	124.2
	Share of joint ventures			
16.1	Interest payable on shareholder loans		**5.1**	7.9
50.0	Other interest payable (net)		**29.4**	25.3
66.1	Total share of joint ventures (note 8)		**34.5**	33.2
317.9	**Net interest payable**		**164.8**	157.4

On 16 May 2002 the Company gave notice to redeem the 6.5% Convertible Bonds 2007. The Bonds were redeemed and cancelled on 24 June 2002.

4. Taxation

Year ended 31 March 2002 £m			2002 £m	2001 £m
(6.1)	British Land Group:	Corporation tax	**6.8**	4.5
11.7		Deferred tax	**1.7**	9.3
5.4	Share of joint ventures (note 8):	Corporation tax	**4.8**	4.4
0.9		Deferred tax	**(0.5)**	(1.5)
11.9			**12.8**	16.7

Contingent tax

Unprovided further taxation which might become payable if the Group's investments and properties were sold at open market value is estimated at £505m (31 March 2002 - £510m; 30 September 2001 - £520m). Tax losses, which have not been recognised in the Balance Sheet, have reduced the contingent tax by approximately £100m. This unprovided taxation is stated after taking account of the FRS19 capital allowance deferred tax provision of £84m (31 March 2002 - £83m; 30 September 2001 - £80m).

5. Interim dividend

The interim dividend of 4.1 pence will be paid on 21 February 2003 to shareholders on the register at the close of business on 24 January 2003.

6. Basic and diluted earnings per share

Basic and diluted earnings per share are calculated on the profit on ordinary activities after taxation and on the weighted average number of shares in issue during the period as shown below:

Year ended 31 March 2002			2002		2001	
Weighted average number of shares	Profit after taxation		**Weighted average number of shares**	**Profit after taxation**	Weighted average number of shares	Profit after taxation
m	£m		**m**	**£m**	m	£m
		Earnings per share				
518.3	159.4	Basic	**518.7**	**52.5**	518.3	63.3
596.4	180.4	Diluted	**571.0**	**59.1**	596.4	73.8

Weighted average number of shares	Profit after taxation		**Weighted average number of shares**	**Profit after taxation**	Weighted average number of shares	Profit after taxation
m	£m		**m**	**£m**	m	£m
		Adjusted earnings per share				
518.3	166.6	Basic	**518.7**	**53.3**	518.3	64.9
596.4	187.6	Diluted	**571.0**	**59.9**	596.4	75.4

Adjusted earnings per share are calculated by excluding £0.8m (31 March 2002 - £7.2m; 30 September 2001 - £1.6m) which is the capital allowance effects of FRS 19.

The diluted weighted average number of shares has changed as a result of the redemption in June 2002 of the 6.5% Convertible Bonds 2007.

7. Investment, development and trading properties

	Freehold	Leasehold Long	Leasehold Short	Total
	£m	£m	£m	£m
Investment and development properties				
Valuation and cost 1 April 2002	7,239.5	288.8		7,528.3
Additions	143.1	16.5		159.6
Disposals	(20.0)			(20.0)
Exchange fluctuations	1.7			1.7
Revaluations	(22.8)	13.1		(9.7)
Valuation and cost 30 September 2002	**7,341.5**	**318.4**		**7,659.9**
Trading properties				
At lower of cost and net realisable value 30 September 2002	37.2	8.0	1.5	**46.7**
External valuation surplus on development and trading properties				**93.6**
Total investment, development and trading properties				**7,800.2**

Investment, development and trading properties were valued by external valuers on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors.

		£m
On an open market basis - External valuations:		
United Kingdom:	ATIS REAL Weatheralls	**7,743.7**
Republic of Ireland:	Jones Lang LaSalle	**66.3**
Netherlands:	CB Richard Ellis B.V.	**1.0**
		7,811.0
Adjustment for UITF 28 - lease incentive debtors		**(10.8)**
Total investment, development and trading properties		**7,800.2**

Total external valuation surplus on development and trading properties

	£m
British Land Group	**93.6**
Share of joint ventures	**11.2**
	104.8

7. Investment, development and trading properties (continued)

Total property valuations including share of joint ventures

31 March 2002 £m		2002 £m	2001 £m
	British Land Group		
7,528.3	Investment and development properties	**7,659.9**	7,403.1
47.0	Trading properties	**46.7**	53.3
108.6	External valuation surplus on development and trading properties	**93.6**	127.7
7.7	Adjustment for UITF 28 - lease incentive debtors	**10.8**	5.3
7,691.6		**7,811.0**	7,589.4
	Share of joint ventures		
1,601.3	Properties	**1,550.2**	1,648.4
5.5	External valuation surplus on development and trading properties	**11.2**	2.7
1.9	Adjustment for UITF 28 - lease incentive debtors	**3.2**	0.4
1,608.7		**1,564.6**	1,651.5
9,300.3		**9,375.6**	9,240.9

8. Joint ventures

British Land's share of profits of joint ventures

Year ended 31 March 2002 £m		2002 £m	2001 £m
98.5	**Gross rental income**	53.3	46.9
90.3	Net rental income	49.1	43.4
(1.7)	Other expenditure	(3.6)	(0.6)
88.6	**Operating profit**	45.5	42.8
(2.5)	**Disposal of fixed assets**	2.2	(1.3)
86.1	Profit on ordinary activities before interest	47.7	41.5
(50.0)	Net interest payable to third parties	(29.4)	(25.3)
(16.1)	Interest payable to British Land	(5.1)	(7.9)
(66.1)	**Net interest payable** (note 3)	(34.5)	(33.2)
20.0	Profit on ordinary activities before taxation	13.2	8.3
(6.3)	**Taxation**	(4.3)	(2.9)
13.7	Profit on ordinary activities after taxation	8.9	5.4

The amounts relating to captions shown in bold are recognised at the relevant point in the consolidated profit and loss account.

The movement for the period:

	Equity £m	Loans £m	Total £m
At 1 April 2002	433.3	293.9	**727.2**
Additions	3.8	10.9	**14.7**
Repayment of loans		(55.1)	**(55.1)**
Share of profit attributable to joint ventures (net of dividend)	3.3		**3.3**
Disposals	(1.0)		**(1.0)**
Revaluations	29.2		**29.2**
At 30 September 2002	**468.6**	**249.7**	**718.3**

8. Joint ventures (continued)

Summary of British Land's share in joint ventures

	Operating profits £m	Gross assets £m	Gross liabilities £m	Net investment £m
The Public House Company Ltd	2.6	88.8	(49.6)	**39.2**
BL Universal PLC	12.4	396.1	(193.3)	**202.8**
BL Fraser Ltd	3.5	112.6	(74.4)	**38.2**
BLT Properties Ltd	4.0	126.4	(69.2)	**57.2**
Tesco BL Holdings Ltd	5.6	179.4	(111.3)	**68.1**
BL West	5.7	184.0	(138.9)	**45.1**
London & Henley Holdings Ltd	1.5	90.0	(51.4)	**38.6**
BL Davidson Ltd	7.0	249.0	(167.1)	**81.9**
BL Rank Properties Ltd	2.7		(1.2)	**(1.2)**
Cherrywood Properties Ltd (Republic of Ireland)	(1.7)	43.0	(3.1)	**39.9**
Other joint ventures	2.2	148.3	(39.8)	**108.5**
Total	**45.5**	**1,617.6**	**(899.3)**	**718.3**

The Group's share of joint venture external net debt is £740.9m (31 March 2002 - £791.6 m). The amount guaranteed by British Land is £28.0m (31 March 2002 - £33.0m)..

The Group's share of the market value of the debt and derivatives as at 30 September 2002 was £46.5m more than the Group's share of the book value (31 March 2002 - £16.8m).

The Group's share of joint venture properties as at 30 September 2002 was £1,550.2m (31 March 2002 - £1,601.3m).

9. Debtors

31 March 2002 £m		**2002 £m**	2001 £m
25.5	Trade debtors	**35.3**	52.8
8.6	Amounts owed by joint ventures	**6.7**	27.6
11.5	Prepayments and accrued income	**16.6**	12.4
45.6		**58.6**	92.8

10. Creditors due within one year

31 March 2002 £m		2002 £m	2001 £m
45.4	Debentures and loans (note 13)	**52.6**	42.1
4.3	Overdrafts (note 13)		2.6
74.2	Bank loans (note 13)	**270.1**	292.5
45.7	Trade creditors	**50.7**	65.9
33.4	Corporation tax	**28.4**	49.2
12.0	Other taxation and social security	**12.7**	12.8
186.9	Accruals and deferred income	**166.3**	184.4
44.6	Proposed dividend	**21.3**	19.7
446.5		**602.1**	669.2

11. Creditors due after one year

31 March 2002 £m		2002 £m	2001 £m
3,451.8	Debentures and loans (note 13)	**3,425.5**	2,661.3
161.9	Bank loans (note 13)	**206.0**	716.3
3,613.7		**3,631.5**	3,377.6

12. Provisions for liabilities and charges

31 March 2002 £m		2002 £m	2001 £m
89.6	Deferred tax	**91.2**	83.1

The deferred tax liability relates primarily to capital allowances claimed on plant and machinery within investment properties. When a property is sold and the agreed disposal value for this plant and machinery is less than original cost, there is a release of the surplus part of the provision. The entire amount of the capital allowance provision would be expected to be released on sale.

13. Net debt

31 March 2002 £m		2002 £m	2001 £m
	Secured on the assets of the Group		
97.7	+ 6.5055% Secured Notes 2038	**97.7**	97.7
59.2	+ 5.920% Secured Notes 2035	**59.2**	
246.6	8.875% First Mortgage Debenture Bonds 2035	**246.6**	246.6
197.2	9.375% First Mortgage Debenture Stock 2028	**197.2**	197.1
19.6	+ 7.743% Secured Notes 2025	**19.6**	19.6
12.6	10.5% First Mortgage Debenture Stock 2019/24	**12.6**	12.6
20.4	11.375% First Mortgage Debenture Stock 2019/24	**20.4**	20.4
1.9	+ 5.66% 135 Bishopsgate Securitisation 2018	**1.9**	1.9
7.1	+ 8.49% 135 Bishopsgate Securitisation 2018	**7.1**	7.1
662.3		**662.3**	603.0
	Unsecured		
542.8	+ Class A1 5.260% Unsecured Notes 2035	**542.8**	
88.9	+ Class B 5.793% Unsecured Notes 2035	**88.8**	
74.0	+ Class C Fixed Rate Unsecured Notes 2035	**74.0**	
73.3	+ Class C2 6.4515% Unsecured Notes 2032	**73.3**	73.2
219.8	+ Class B 6.0875% Unsecured Notes 2031	**219.9**	219.7
146.5	+ Class A3 5.7125% Unsecured Notes 2031	**146.6**	146.5
291.9	+ Class A2 5.67% Unsecured Notes 2029	**289.9**	293.8
157.0	+ Class A2 (C) 6.457% Unsecured Notes 2025	**156.9**	156.8
205.5	+ Class B2 6.998% Unsecured Notes 2025	**205.5**	205.5
20.6	+ Class B3 7.243% Unsecured Notes 2025	**20.5**	20.5
317.5	+ Class A1 Fixed Rate Unsecured Notes 2024	**318.4**	317.4
24.3	+ 5.66% 135 Bishopsgate Securitisation 2018	**23.8**	24.9
94.5	+ 8.49% 135 Bishopsgate Securitisation 2018	**93.1**	96.5
63.3	+ Class A1 6.389% Unsecured Notes 2016	**62.1**	64.1
97.0	+ Class B1 7.017% Unsecured Notes 2016	**94.3**	98.3
171.0	+ Class C1 6.7446% Unsecured Notes 2014	**168.6**	170.9
98.2	+ Class D Fixed / Floating Rate Unsecured Notes 2014	**88.4**	112.8
49.3	+ Class A2 5.555% Unsecured Notes 2013	**49.4**	
1.7	10.25% Bonds 2012	**1.7**	1.7
97.8	* 7.35% Senior US Dollar Notes 2007	**97.8**	97.8
240.4	Bank loans and overdrafts	**476.1**	1,011.4
3,075.3		**3,291.9**	3,111.8
	Convertible Bonds		
146.7	6% Subordinated Irredeemable Convertible Bonds	**146.8**	146.7
323.0	** 6.5% Convertible Bonds 2007		317.7
469.7		**146.8**	464.4
4,207.3	Gross debt	**4,101.0**	4,179.2
(366.9)	**Cash and deposits**	**(133.9)**	(142.7)
3,840.4	**Net debt**	**3,967.1**	4,036.5

+ These borrowings are obligations of ringfenced, default remote, special purpose companies, with no recourse to other companies or assets in the Group.

* These borrowings have been hedged into Sterling since the date of issue.

** These bonds were redeemed and cancelled on 24 June 2002.

13. **Net debt (continued)**

Maturity analysis of net debt

31 March 2002 £m			2002 £m	2001 £m
	Repayable:			
446.9	within one year and on demand		**322.7**	337.2
151.1	between:	one and two years	**150.1**	506.0
324.9		two and five years	**359.5**	395.2
365.0		five and ten years	**392.6**	710.4
418.3		ten and fifteen years	**427.1**	317.7
459.9		fifteen and twenty years	**462.7**	324.5
630.7		twenty and twenty five years	**607.5**	481.3
845.8		twenty five and thirty years	**855.9**	569.9
418.0		thirty and thirty five years	**376.1**	390.3
146.7	Irredeemable		**146.8**	146.7
4,207.3	Gross debt		**4,101.0**	4,179.2
(366.9)	Cash and deposits		**(133.9)**	(142.7)
3,840.4	Net debt		**3,967.1**	4,036.5

Maturity of committed undrawn borrowing facilities

31 March 2002 £m			2002 £m	2001 £m
	Expiring:			
437.1	within one year		**341.8**	206.8
161.8	between:	one and two years	**54.0**	105.0
402.5		two and three years	**380.0**	29.0
425.0		three and four years	**330.0**	345.0
215.0		four and five years	**210.0**	315.0
37.7		over five years	**32.4**	40.5
1,679.1	Total		**1,348.2**	1,041.3

Interest rate profile - including effect of derivatives

31 March 2002 £m		2002 £m	2001 £m
3,541.2	Fixed rate	**3,494.5**	3,444.2
100.0	Capped rate	**100.0**	200.0
199.2	Variable rate (net of cash)	**372.6**	392.3
3,840.4	Net debt	**3,967.1**	4,036.5

13. Net debt (continued)

Comparison of market values and book values at 30 September 2002

	Market Value £m	Book Value £m	Difference £m
Fixed rate debt:			
Securitisations	3,182.7	2,901.8	**280.9**
Debentures and unsecured bonds	778.0	576.3	**201.7**
Convertible bonds	159.8	146.8	**13.0**
Bank debt	476.1	476.1	
Cash and deposits	(133.9)	(133.9)	
	4,462.7	3,967.1	**495.6**
Derivatives			
- unrecognised gains	(17.4)		**(17.4)**
- unrecognised losses	33.4		**33.4**
	16.0		**16.0**
Total	**4,478.7**	**3,967.1**	**511.6**

The market value and difference are shown before any tax relief.

14. Acquisition of Broadgate Phase 12 Limited

On 19 July 2002 the Group acquired the remaining 50% interest in Broadgate Phase 12 Limited, owner of 201 Bishopsgate, London EC2. The net assets acquired and the fair value to the Group are as follows:

	Total book value £m	**Book value acquired £m**	**Fair value adjustment £m**	**Fair value to Group £m**
201 Bishopsgate, London EC2	55.2	27.6	12.9	**40.5**
Cash	0.6	0.3		**0.3**
Creditors	(1.0)	(0.5)		**(0.5)**
Loans	(54.6)	(27.3)		**(27.3)**
	0.2	0.1	12.9	**13.0**
Retention				**(1.0)**
Cash paid				**12.0**
Purchase of shares				**13.0**
Repayment of loans				**27.3**
Total cash payable				**40.3**

The fair value adjustment arises because, as a development property, 201 Bishopsgate was carried in the accounts of Broadgate Phase 12 Limited at historical cost.

15. Notes to the cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities

Year ended 31 March 2002 £m		2002 £m	2001 £m
363.6	Operating profit	**181.5**	183.6
(5.1)	Dividends received		(4.8)
1.3	Depreciation	**0.7**	0.9
6.3	Decrease in trading properties	**0.3**	
4.9	(Increase) decrease in debtors	**(15.3)**	37.4
11.4	Increase in creditors	**11.2**	13.3
382.4	Net cash inflow from operating activities	**178.4**	230.4

Analysis of Group net debt

	1 April 2002 £m	Acquisitions £m	Cash flow £m	Non cash movements £m	30 September 2002 £m	30 September 2001 £m
Cash at bank	(20.4)		(11.3)		**(31.7)**	(61.9)
Overdraft	4.3		(4.3)			2.6
Net cash per cash flow statement	(16.1)		(15.6)		**(31.7)**	(59.3)
Term debt	3,733.3	27.3	186.5	7.1	**3,954.2**	3,712.2
Convertible Bonds	469.7		(322.7)	(0.2)	**146.8**	464.4
Term deposits	(346.5)		242.0	2.3	**(102.2)**	(80.8)
Group net debt	**3,840.4**	**27.3**	**90.2**	**9.2**	**3,967.1**	4,036.5

Reconciliation of net cash flow to movement in Group net debt

Year ended 31 March 2002 £m		2002 £m	2001 £m
3,716.8	Brought forward	**3,840.4**	3,716.8
	Movement in net debt in the period:		
7.1	(Increase) decrease in cash	**(15.6)**	(36.1)
388.1	Cash inflow from movement in debt	**186.5**	367.2
	Cash outflow to repurchase Convertible Bonds	**(322.7)**	
(281.5)	Cash outflow (inflow) in term deposits	**242.0**	(15.8)
113.7	Changes resulting from cash flows	**90.2**	315.3
9.9	Other non cash movements	**36.5**	4.4
123.6		**126.7**	319.7
3,840.4	**Carried forward**	**3,967.1**	4,036.5

16. **Net Asset Value per share**

	Shares m	Adjusted Net Assets £m	Net Assets £m
Net Asset Value (undiluted)			
Shareholders' funds as shown on balance sheet	518.3	4,157.6	4,157.6
FRS19 capital allowance effects			
British Land Group		87.9	
Share of joint ventures		11.7	
		99.6	
Total external valuation surplus on development and trading properties (note 7)		104.8	104.8
Net assets attributable to ordinary shares		4,362.0	4,262.4
At 30 September 2002		842 p	822 p
At 30 September 2001		813 p	795 p
At 31 March 2002		833 p	814 p
Fully diluted Net Asset Value			
Net assets attributable to ordinary shares	518.3	4,362.0	4,262.4
Adjust to fully diluted on conversion of:			
6% Irredeemable Convertible Bonds	30.0	146.8	146.8
Net assets attributable to fully diluted ordinary shares	548.3	4,508.8	4,409.2
At 30 September 2002		822 p	804 p
At 30 September 2001		785 p	769 p
At 31 March 2002		803 p	787 p

The adjusted NAV includes the surplus before tax of the external valuation over the book value of both development and trading properties and after adding back the FRS19 deferred tax capital allowance provision (as described in note 12) which is not expected to arise.

17. Reserves

	Share premium £m	Capital redemption reserve £m	Other reserves £m	Revaluation reserve £m	Profit and loss account £m	Total £m
At 1 April 2002	1,106.2	0.3	(5.7)	2,165.0	712.5	**3,978.3**
Issues	1.5					**1.5**
Purchase and cancellation of own shares		0.1			(2.6)	**(2.5)**
Retained profit for the period					31.2	**31.2**
Realisation of prior year revaluations				(2.0)	2.0	
Current period revaluation				19.4		**19.4**
Exchange movements on net investments			(1.8)	0.7	1.3	**0.2**
At 30 September 2002	**1,107.7**	**0.4**	**(7.5)**	**2,183.1**	**744.4**	**4,028.1**

18. Contingent liabilities

Contingent liabilities of the Parent for guarantees to third parties amounted to £28.0m (31 March 2002 - £33.0m; 30 September 2001 - £33.0m).

Company PLC

25th September 2002

PURCHASE OF OWN SHARES AND NOTIFICATION OF ORDINARY RESOLUTIONS

On 24th September 2002 The British Land Company PLC purchased for cancellation 350,000 Ordinary shares of 25p each at a price of 424.8p per share.

NOTIFICATION OF ORDINARY RESOLUTIONS

Subsequently The British Land Company PLC has received a letter from Laxey Partners (UK) Limited, enclosing a requisition notice from 105 Laxey subsidiaries based in the Isle of Man, requiring the following two resolutions to be placed before shareholders at the Company's Annual General Meeting expected to be held in July 2003.

"

1. THAT, if he shall not have vacated office as a director of the Company prior to the moving of this Resolution, Mr John Ritblat be and is hereby removed as a director of the Company with immediate effect.

2. THAT, in order to afford shareholders of the Company the opportunity to consider and, if thought fit, approve proposals for the repurchase of some of the ordinary share capital of the Company:

   (A) the directors of the Company are urged to formulate and then submit to shareholders for approval, proposals under which the Company would invite all ordinary shareholders to tender their shares for repurchase and cancellation by the Company, and under which the Company will accept all such tenders (pro rata to the number of shares tendered by each ordinary shareholder, subject to modifications to take account of any fraction, which would otherwise arise) up to 25 per cent. of all the Company's issued ordinary shares at a price per ordinary share of either: (i) 600p, or (ii) an amount equal to not less than 75 per cent. of the diluted net asset value per share; whichever is the higher;

   (B) for the purpose of this resolution "diluted net asset value per share" shall mean the fully diluted net asset value per share calculated in accordance with and using the same accounting policies and practices as set out in note 17 of the annual report and accounts of the Company for the year ended 31 March 2002 and which for the avoidance of doubt is 803p for the year ended 31 March 2002."

Contacts

The British Land Company PLC:
J H Weston Smith, Chief Operating Officer tel: 020 7467 2899
A Braine, Group Secretary tel: 020 7467 2821

Finsbury:
Faeth Birch tel: 020 7251 3801

THE BRITISH LAND COMPANY PLC
ESTABLISHED IN 1856
10 CORNWALL TERRACE REGENT'S PARK LONDON NW1 4QP TELEPHONE 020 7486 4466 FAX 020 7935 5552

PRESS RELEASE

16th July, 2002

Statement by Mr. John Ritblat, Chairman of The British Land Company PLC,

at the Company's Annual General Meeting on Tuesday, 16th July, 2002

It may be gloom in the stock market but our business is in fine fettle. There are not many companies, and very few in the Footsie, that can match our record of sustained growth in shareholders' funds and in dividends for more than 20 years. Over the last 10 years £1,000 invested in British Land has grown to more than £4,000 and the total return to shareholders has been 15% compound per annum.

The business achieves its results primarily through its focus on prime retail such as the Meadowhall Shopping Centre and offices such as Broadgate, both of which are largely occupied by strong tenants on long leases.

Overall our tenants are committed for an average of over 18 years, paying us more than half a billion pounds a year in rent. The Company has dedicated and specialised property management teams to seek out profitable opportunities from and for our £9 billion portfolio. They control a £1.6 billion development programme which is creating an extra 8.3 million sq ft of quality space.

We maximise returns to shareholders by recycling capital through the 15 joint ventures with £3.2 billion of assets, and through financing initiatives such as the £2.9 billion of securitisations. We snap up opportunities, such as the £80 million of realised gains over the last 3 years from the disposal of interests in Selfridges, Haslemere and Liberty International. We have earned profits from trading properties for an unbroken 25 year period.

Looking forward, we remain optimistic on prospects. Investor demand for property is strong, and there are indications of some tightening in yields which bodes well for prospective capital values. Our development programme is being timed to bring assets, particularly Central London offices, on stream when supply has diminished over the next two years. The retail portfolio is currently enjoying rental growth and we expect this to continue. Cash flow from our strong rental income will produce £88.5 million of extra income from rent reversions. This will finance higher dividends, while our largely fixed-rate debt book locks in our interest costs at 6½%.

Now I come to the three resolutions, numbered 14, 15 and 16 on the agenda, which have been put forward by 105 Isle of Man companies controlled by Laxey Investors Ltd. I think I am right in saying that no other shareholder in the Company was a party to these requisitions. You may have seen yesterday our announcement that they now claim to own 9% of British Land. Let me tell you that yesterday they had to

/...

own up to the fact that some 90% of this holding is stock they borrowed from the market. This is not shareholder activism – it appears to be just Rent-A-Share greenmail for the AGM.

It is the Board's job to manage the Company. You may have noticed that Laxey has gone on record in their circular as recommending all shareholders to vote for the re-election of management. I am sure that they will follow their own advice. Nevertheless these Laxey resolutions seek to interfere with the managerial enterprise that has enabled us to deliver excellent returns for shareholders. For instance it seems rather odd, to put it mildly, to require us to put out property management to external managers when you know that major British companies such as Tesco, GUS, Scottish & Newcastle and House of Fraser have handed over £3.2 billion of their properties for us to manage.

These oppressive and selfish Laxey resolutions are designed solely to make a fast buck for Laxey and would destroy your long-term value and security.

There is one further matter on which I wish to elaborate, amplifying the statements you will have seen in our letter to shareholders of 14th June 2002, concerning the evolution of the Board.

In this letter it was stated that the non-executive directors of the Company have orderly succession planning and continuity as one of their responsibilities. It was also explained that we intend to appoint additional non-executive directors. We have appointed recruitment consultants and the search for candidates is under way.

British Land wishes to make clear that as part of the process referred to above, the Board intends to move towards splitting the Chairman and Chief Executive roles based on an orderly timetable which allows for planning and continuity. The additional independent directors will be appointed as soon as possible and by 31st March 2003 there will be an independent additional Deputy Chairman. It is expected that one of the independent members of the expanded Board will become Chairman in due course.

With your support we are entirely confident of our ability to continue to deliver excellent capital returns to all shareholders, coupled with increasing dividends, in the years ahead.

<u>Contacts</u>

The British Land Company PLC:
John Ritblat, Chairman — tel: 020 7467 2829/2831
John Weston Smith, Chief Operating Officer — tel: 020 7467 2899

Finsbury:
Edward Orlebar }
Faeth Birch } — tel: 020 7251 3801

For the purposes of compliance with the Financial Services and Markets Act 2000, please note that in relation to the comment regarding historical returns, past performance cannot be relied on as a guide to future performance.

[redacted]

THE BRITISH LAND COMPANY PLC
ESTABLISHED IN 1856
10 CORNWALL TERRACE REGENT'S PARK LONDON NW1 4QP TELEPHONE 020 7486 4466 FAX 020 7935 5552

03 JUL 26 AM 7:21

PRESS RELEASE

16th July 2002

THE BRITISH LAND COMPANY PLC

RESULT OF ANNUAL GENERAL MEETING

The Board of British Land announces the results of the poll taken at the Annual General Meeting of the Company held earlier today. Votes (including abstentions) were cast for a total of 286,158,529 ordinary shares of the Company, representing 55.2 per cent. of the issued share capital.

All the resolutions proposed by the Board were approved by substantial majorities.

Notwithstanding Laxey's recommendation to shareholders to vote in favour of the re-election of all the Directors subject to re-election at today's AGM (resolutions numbered 3, 4, 5, 6 and 7), Laxey voted its shares of 46,754,556 (including borrowed stock, which, as notified on 15th July 2002, represented 41,707,019 shares) against such resolutions.

Excluding the votes cast by Laxey, the number of shares voted against these resolutions are set out in the table below.

Resolution	Votes against (excluding Laxey)	As % of issued share capital
3	34,605,836	6.7%
4	30,654,323	5.9%
5	7,346,273	1.4%
6	25,757,399	5.0%
7	13,827,495	2.7%

The three resolutions (numbered 14, 15 and 16) proposed by Laxey were defeated by substantial majorities. Excluding the votes cast by Laxey, the number of shares voted for its resolutions are set out in the table below.

Resolution	Votes for (excluding Laxey)	As % of issued share capital
14	17,377,109	3.4%
15	16,464,695	3.2%
16	14,441,113	2.8%

Full details of the results of the poll are set out in the Appendix to this announcement.

<u>Contacts</u>

The British Land Company PLC:	
John Ritblat, Chairman	tel: 020 7467 2831/2829
John Weston Smith, Chief Operating Officer	tel: 020 7467 2899
Finsbury:	
Edward Orlebar }	tel: 020 7251 3801
Faeth Birch }	

RESOLUTION	VOTES				ABSTENTIONS
	For		Against		
	Shares	As % of votes cast[1]	Shares	As % of votes cast[1]	Shares
Resolutions proposed by the Board					
1	283,997,269	99.7	799,188	0.3	1,362,072
2	286,066,217	100.0	27,358	0.0	64,954
3	154,622,582	65.5	81,360,392[2]	34.5	50,175,555
4	203,891,310	72.5	77,408,879[2]	27.5	4,858,340
5	226,072,746	80.7	54,100,829[2]	19.3	5,984,954
6	175,011,803	70.7	72,511,955[2]	29.3	38,634,771
7	215,673,615	78.1	60,582,051[2]	21.9	9.902,863
8	277,456,918	98.6	3,837,712	1.4	4,863,899
9	276,218,159	99.7	768,682	0.3	9,175,684
10	284,213,266	99.6	1,049,306	0.4	895,957
11	283,381,711	99.3	1,880,861	0.7	895,957
12	284,839,524	99.9	327,876	0.1	991,129
13	264,752,393	97.6	6,663,071	2.4	14,773,065
Laxey Resolutions					
14	64,131,665[2]	23.4	209,642,481	76.6	12,384,383
15	63,219,251[2]	22.3	219,883,295	77.7	3,055,983
16	61,195,669[2]	21.6	221,907,498	78.4	3,055,362

Note 1: Excludes abstentions
Note 2: Includes 46,754,556 shares voted by Laxey

Note to Editors

The resolutions voted on at the AGM today were as follows:

1. To receive the Report of the Directors and audited Accounts for the year ended 31 March 2002.

2. To declare a Final Dividend for the year ended 31 March 2002.

3. To re-elect Mr J H Ritblat as a Director.

4. To re-elect Mr C Metliss as a Director.

5. To re-elect Mr J H Weston Smith as a Director.

6. To re-elect Mr M J Cassidy as a Director.

7. To re-elect Mr G C Roberts as a Director.

[redacted]

8. To appoint Deloitte & Touche as Auditors.

9. To authorise the Directors to fix the remuneration of the Auditors.

10. As Special Business:
To amend by Ordinary Resolution the directors' authority to allot unissued share capital or convertible securities. (Section 80 Companies Act 1985).

11. As Special Business:
To renew by Special Resolution the limited waiver of pre-emption rights attaching to future issues of equity securities. (Section 89(1) Companies Act 1985).

12. As Special Business:
To grant by Special Resolution authority to the Company to exercise its power to purchase its own shares.

13. As Special Business:
To approve by Ordinary Resolution the policy set out in the Remuneration Report.

14. As Special Business:
To urge by Ordinary Resolution the directors to formulate proposals under which shareholders may tender shares for repurchase and cancellation for up to 10% of the Company's issued share capital for not less than £7 per share.

15. As Special Business:
To urge by Ordinary Resolution the directors to formulate proposals under which the Company would conditionally invite all ordinary shareholders to tender their shares for repurchase and cancellation on a twice yearly basis at a price of 90 per cent. of the diluted net asset value per share.

16. As Special Business:
To urge by Ordinary Resolution the directors to formulate proposals under which the Company would place a substantial proportion of its long term investment assets under management by professional property managers.

THE BRITISH LAND COMPANY PLC
ESTABLISHED IN 1856
10 CORNWALL TERRACE REGENT'S PARK LONDON NW1 4QP TELEPHONE 020 7486 4466 FAX 020 7935 5552

PRESS RELEASE

15th July 2002

THE BRITISH LAND COMPANY PLC

NOTICE OF SUBSTANTIAL INTEREST

The Board of British Land announces that, in response to a Notice served under Section 212 Companies Act 1985, Laxey Partners Limited ("Laxey") has replied claiming that on 12th July 2002, it had an interest in 46,594,556 ordinary shares of the Company, representing 9.0 per cent. of the issued share capital. Its earlier response dated 9th July 2002 claimed an interest, at that date, in 15,134,556 ordinary shares representing 2.9 per cent.

British Land is seeking clarification and explanation of certain matters raised in the notification of 12th July 2002 and previous responses given by Laxey to Notices served under Section 212.

Notwithstanding that the Directors of British Land have not yet reached a concluded opinion on the above matters, they have decided to allow all members who wish to vote on the specific resolutions as set out in the Notice of Annual General Meeting so to do.

Contacts

The British Land Company PLC:
John Ritblat, Chairman — tel: 020 7467 2831/2829

John Weston Smith, Chief Operating Officer — tel: 020 7467 2899

Finsbury:
Edward Orlebar }
Faeth Birch } — tel: 020 7251 3801

THE BRITISH LAND COMPANY PLC
ESTABLISHED IN 1856
10 CORNWALL TERRACE REGENT'S PARK LONDON NW1 4QP TELEPHONE 020 7486 4466 FAX 020 7935 5552

03 JUN 25 AM 7:21

PRESS RELEASE

3rd July 2002

THE BRITISH LAND COMPANY PLC

ANNUAL GENERAL MEETING 2002

British Land has noted that a statement from LIL Investments No. 1 Limited was released to a newswire service on 2nd July 2002 and is being sent to some British Land Shareholders. It concerns certain resolutions previously requisitioned by Laxey to be considered at British Land's Annual General Meeting on 16th July 2002.

In the circular issued to all Shareholders by British Land on 14th June 2002, the Company set out its record of long-term outperformance, its strategy to continue to deliver future outperformance, and its policy on share buy-backs and the issuance of new equity.

The Board also announced its intention to appoint additional non-executive directors and stated that it expected to be able to sustain the higher rate of dividend growth proposed for the financial year ended 31st March 2002.

In the letter to Shareholders which formed part of the circular, the Chairman and Deputy Chairman stated that, "We cannot recall a time when there was a better case to be an investor in commercial property. This is precisely not the moment to be realising prime assets, crystallising liabilities and overturning a proven strategy that works." Nothing has happened since that date to alter this view, and the Board remains entirely confident of its ability to deliver excellent returns to all Shareholders.

The Board, which has been advised by UBS Warburg Ltd., continues unanimously to recommend that Shareholders vote against the three Laxey resolutions, which seek to overturn the Board's normal powers to manage the business of the Company in the best interests of all Shareholders.

See Notes to Editors on next page.

Contacts

The British Land Company PLC:
John Ritblat, Chairman — tel: 020 7467 2831/2829
John Weston Smith, Chief Operating Officer — tel: 020 7467 2899
Finsbury:
Edward Orlebar }
Faeth Birch } — tel: 020 7251 3801

1. British Land has produced excellent total returns for Shareholders of 15 per cent. per annum compound over the last 10 years (share price growth plus dividends re-invested), representing 127 per cent. and 120 per cent. of the FTSE 100 and UK listed property sector returns respectively.

   These returns are calculated to 31st March 2002. Since this date, British Land shares have risen 7.8 per cent. and outperformed the FTSE 100 by 21.6 per cent. and the UK listed property sector by 8.1 per cent.

2. In May British Land exercised its early redemption option on the £323 million 6.5 per cent. Convertible Bonds due 2007. This effectively buys back 48.1 million shares (representing 9 per cent. of shares in issue) at 672 pence per share, but with no increase in gearing, and creates an interest saving of £5.3 million per annum. Diluted net asset value is increased by 11 pence per share.

3. The Laxey statement contains an estimate of the cost of implementing its buy-back proposals at £1,036 million over the period to October 2003. This would raise proforma gearing (net debt to net equity ratio) from the current level of 89 per cent. to 148 per cent. Asset sales of £2 billion (making no allowance for capital gains tax and other disposal costs) would have to be made to return gearing to its current level.

4. The Board of British Land believes that there are two circumstances where there should be share buy-backs. The first is if the Company has surplus capital. In this circumstance, the Board is totally committed to return such capital to Shareholders by the most effective means available at the time. The second is when the share price is at a level which offers a good, low-risk investment opportunity. Here the Board is committed to buy back shares if at any time it feels that net asset and earnings per share enhancing buy-backs offer better returns than new property investment, and financial capacity is available, or can be made available, including for instance by asset sales.

5. Laxey's recently purchased interest is less than 3 per cent. of the issued share capital of British Land (the majority of which is held via "contracts for differences" and call options rather than a shareholding in the Company) and Laxey was therefore not entitled alone to requisition resolutions to be put at the AGM. Instead Laxey resorted to the expedient of splitting part of its interests into 105 separate holdings, all registered in the names of subsidiaries of it. These subsidiaries then sought to requisition the Company under Section 376 of the Companies Act 1985 to add the Laxey Resolutions to the business to be considered at the AGM. The Board believes that no other Shareholder in the Company was a party to the requisitions.

6. The proposed total dividend for 2002 is 12.4p per share, an increase of 7.8 per cent. over the previous year. With rental reversions to come of some £88.5 million, British Land expects to sustain this higher rate of dividend growth. Dividends per share have increased in every year since 1982, with compound annual growth of 7.8 per cent. and 17.9 per cent. over the last 10 and 20 years respectively.

THE BRITISH LAND COMPANY PLC

ESTABLISHED IN 1856

10 CORNWALL TERRACE · REGENT'S PARK LONDON NW1 4QP TELEPHONE 020 7486 4466 FAX 020 7935 5552

03 JUN 26 AM 7:21

PRESS RELEASE

14th June 2002

The British Land Company PLC announces the posting to Shareholders of

- The Report and Accounts for the year ended 31st March 2002
- The Notice of the Annual General Meeting to be held on 16th July 2002
- A Circular in response to three requisitions received from Laxey Partners. The full text of this Circular is appended.

In a joint letter to Shareholders the Chairman, John Ritblat, and the Deputy Chairman, Derek Higgs, state:

"British Land has delivered excellent returns for Shareholders for more than 20 years as fashions elsewhere have come and gone. Our long-term record stands comparison with many of the UK's leading companies.

There is plenty more to come. We cannot recall a time when there was a better case to be an investor in commercial property.

We have set out our stall in this circular on equity capital, dividends and buy-backs so there can be no doubts on this score going forward. While scale brings competitive advantage, it must always be secondary to the creation of Shareholder Value.

We continue to attract new executive talent to what we believe is already the strongest management team in the industry today. Our Board, too, continues to evolve and in order to achieve the best balance we intend to appoint additional non-executive directors. The non-executive directors have orderly succession planning and continuity as one of their responsibilities."

See also Notes to Editors on next page.

<u>Contacts</u>

The British Land Company PLC:
John Ritblat, Chairman — tel: 020 7467 2831/2829
John Weston Smith, Chief Operating Officer — tel: 020 7467 2899
Finsbury:
Edward Orlebar }
Faeth Birch } — tel: 020 7251 3801

Notes to Editors

BRITISH LAND REPLY ON THE LAXEY RESOLUTIONS – MAIN POINTS

British Land has received requisitions for three prescriptive resolutions for its Annual General Meeting on 16th July 2002. Two of the resolutions seek to override the Company's normal authority to repurchase shares for cancellation and the third seeks to require the Company to contract out the management of a substantial part of its assets to third parties.

The Board unanimously recommends shareholders to vote against all the Laxey resolutions which seek to overturn the Board's normal powers to manage the business of the Company.

Performance

British Land has produced total compound shareholder returns (share price growth + dividends reinvested) of 15% per annum over the last 10 years. This represents 127% of the FTSE 100 return and 120% of the UK Listed Property Sector return for the same period.

Share Buybacks

British Land is committed to buy back shares if at any time it has surplus capital or when net asset and earnings per share enhancing buybacks offer better returns than new property investment. The financial capacity is or can be made available, including for example by asset sales.

Convertible Redemption

In May, British Land announced the early redemption of its £323 million 6.5% convertible bonds, effectively buying back 48.1 million shares (equivalent to 9.3% of share capital). This lifts diluted net assets by 11p to 814p per share.

No New Equity Issues are Contemplated

Dividend Increase

The proposed Dividend for the year is 12.4p per share, an increase of 7.8% over the previous year. With rental reversions to come of some £88.5 million, British Land expects to sustain this higher rate of dividend growth. Dividends per share have increased in every year since 1982, with compound annual growth of 7.8% and 17.9% over the last 10 and 20 years respectively.

Management

The existing management structure of the Group delivers high quality property management on a cost efficient basis. The Company's total administration costs (of which property management is only one element) represents only 0.4% of the value of the Group's total property assets. Further, major corporations such as Tesco plc, Scottish & Newcastle plc, House of Fraser PLC, Irish Life and GUS plc have entered into joint venture arrangements with the Group, with such ventures managed by the British Land asset management team. At 31st March 2002 the Company had 15 active joint ventures with property assets of £3.2 billion.

14th June 2002

[redacted]

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you are recommended to seek your own independent financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if not, from another appropriately authorised financial adviser.

If you have sold or otherwise transferred all your Shares, please forward this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

UBS Warburg Ltd., a wholly owned subsidiary of UBS AG, which is regulated in the United Kingdom by The Financial Services Authority, is acting for The British Land Company PLC and for no one else in connection with the matters contained in this document and will not be responsible to anyone other than The British Land Company PLC for providing the protections afforded to customers of UBS Warburg Ltd., nor for providing advice in relation to the matters contained in this document.

The British Land Company PLC

Notice of resolutions requisitioned by a shareholder and recommendation of your Board to vote NO to these resolutions

Letter from your Chairman and Deputy Chairman

14 June 2002

Dear Fellow Shareholder,

British Land has delivered excellent returns for Shareholders for more than twenty years as fashions elsewhere have come and gone. Our long-term record stands comparison with many of the UK's leading companies.

This has not happened by chance but through consistently applying an opportunistic, risk averse strategy over a long period based around prime office property in central London and out of town retail. Ours is a transparent business with all assets detailed, open to physical scrutiny and valued independently twice a year to market levels; our financing is equally visible as to rate and term.

The combination of our long lease profile, quality tenants and long-term fixed rate debt delivers sustainable growth in profits and cash flow, and underpins our progressive dividend policy. This base gives us the financial strength to pursue profitable investment and trading opportunities as they arise and we have consistently made money for Shareholders when doing so.

There is plenty more to come. We cannot recall a time when there was a better case to be an investor in commercial property. This is precisely not the moment to be realising prime assets, crystallising liabilities and overturning a proven strategy that works.

But times will change as they always do in any cyclical industry and we must be flexible. We have set out our stall in this circular on equity capital, dividends and buy-backs so there can be no doubts on this score going forward. While scale brings competitive advantage, it must always be secondary to the creation of Shareholder Value.

And as times change, so do we. We continue to attract new executive talent to what we believe is already the strongest management team in the industry today. Our Board, too, continues to evolve and in order to achieve the best balance we intend to appoint additional non-executive directors. The non-executive directors have orderly succession planning and continuity as one of their responsibilities.

We urge you to reject the ill-conceived and prescriptive Laxey resolutions that we believe are designed to make a fast buck and would destroy long-term value for Shareholders. With your continued support, we are entirely confident of our ability to deliver excellent returns to all Shareholders.

Yours faithfully

John Ritblat
Chairman

Derek Higgs
Deputy Chairman

The British Land Company PLC

To Shareholders and, for information only, holders of the 10½ and 11⅛ per cent. First Mortgage Debenture Stocks 2019/24, Convertible Bonds and participants in the British Land Employee Share Scheme

14 June 2002

Dear Fellow Shareholder,

British Land has produced excellent returns for Shareholders:

- **Total compound shareholder returns of 15.0 per cent. per annum over the last 10 years** (share price growth plus dividends re-invested), representing 127 per cent. and 120 per cent. of the FTSE 100 and UK listed property sector returns respectively.
- **Total compound property returns of 12.8 per cent. per annum over the last 10 years,** representing 119 per cent. of the property industry benchmark (IPD Index) returns and top quartile performance.
- **Total compound net asset returns of 11.4 per cent. per annum over the last 10 years** (diluted NAV per share uplift plus dividends).

We are determined to continue to deliver long-term outperformance for all our Shareholders.

British Land has received requisitions for three resolutions (the "Laxey Resolutions") from a shareholder as detailed in the resolutions numbered 14 to 16 in Appendix 2 to the Notice of Meeting which accompanies this Circular and is headed "Annual General Meeting 2002". Two of these resolutions seek to override the Company's normal authority to repurchase shares for cancellation and the third seeks to require the Company to contract out the management of a substantial part of its assets to third parties.

Your Board unanimously recommends that you vote AGAINST ALL the Laxey Resolutions which seek to overturn the Board's normal powers to manage the business of the Company in the best interests of ALL Shareholders.

As to share buy-backs, the Board believes there are two circumstances where there should be buy-backs. The first is if we have surplus capital. In this circumstance, we are totally committed to return such capital to Shareholders by the most effective means available at the time. The second is when the share price is at a level which offers a good, low-risk investment opportunity. Here we are committed to buy back shares if at any time we feel that net asset and earnings per share enhancing buy-backs offer better returns than new property investment, and financial capacity is available, or can be made available, including for instance by asset sales.

In May we exercised our early redemption option on the £323 million 6.5 per cent. Convertible Bonds due 2007. This effectively buys back 48.1 million shares (representing 9 per cent. of shares in issue) at 672 pence per share, but with no increase in gearing, and creates an interest saving of £5.3 million per annum. Diluted net asset value is increased by 11 pence per share.

We believe strongly in keeping the equity tight and since 1980, British Land's capital base has expanded from only £119 million to over £4 billion today, with only 24 per cent. of the expansion subscribed by Shareholders. We do not presently foresee any need to issue new equity in the business.

We are confident of our future performance; the Board is recommending total dividends of 12.4 pence per share for 2002, an increase of 7.8 per cent. over 2001. With rental reversions of some £88.5 million to come, we expect to be able to sustain this higher rate of total dividend growth. This is without taking account of the future potential income from our development programme.

1. OUTSTANDING RETURNS

Total compound shareholder returns of 15.0 per cent. per annum over the last 10 years


6,000
5,000
4,000
(£) 3,000
2,000
1,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
British Land
FTSE 100
FTSE real estate
As at year end 31 March

- **Shareholder returns** – As at 31 March 2002, prior to the Laxey requisitions, total compound shareholder returns have been 15.0 per cent. per annum over the last 10 years (share price growth plus dividends re-invested), representing 127 per cent. and 120 per cent. of the returns delivered by the FTSE 100 and the UK listed property sector respectively.
- **Investment growth** – The table below shows the value as at 31 March 2002 of £1,000 invested in British Land shares (assuming dividends re-invested) 10, 15 and 20 years ago relative to the FTSE 100 and the UK listed property sector.

	10 years	15 years	20 years
British Land	£4,029	£3,919	£9,722
FTSE 100	£3,071	£4,555	na
UK listed property sector	£3,223	£2,679	£8,498

Total compound property returns of 12.8 per cent. per annum over the last 10 years

- **IPD** – British Land has achieved IPD upper quartile performance over the last 10 years, with total compound property returns of 12.8 per cent. per annum, representing 119 per cent. of the IPD Index returns since 1 April 1992.

Total compound net asset returns of 11.4 per cent. per annum over the last 10 years


1,000
800
600
(p)
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Diluted NAV ps
Cumulative dividends ps
As at year end 31 March

- **Net asset returns** – Total compound net asset returns of 11.4 per cent. per annum over the last 10 years (diluted NAV per share uplift plus dividends).
- **Dividends** – Dividends per share have increased in every year since 1982, with compound annual growth of 7.8 per cent. and 17.9 per cent. over the last 10 and 20 years respectively. British Land is one of only three remaining major UK quoted property companies to deliver year on year dividend per share growth over each of the last 20 years.

2. STRATEGY DELIVERS OUTPERFORMANCE

The key to sustained high returns is flexibility against a sound financial base. We look to take advantage of shifts in the property market but always without compromising the long-term security of the Company's returns.

Our long-term strategy is to:

Focus on prime assets in the office and retail sectors

- British Land has built up a modern portfolio focused on Central London offices (43 per cent.) and Out of Town retail (35 per cent.). Some 83 per cent. of the portfolio has been acquired in the last 10 years.
- The Group continually reviews assets for performance potential such that £2 billion of property has been sold over the last 5 years.

Create exceptional long-term investments with strong covenants, long lease profiles and growth potential

- Our ability to take a long-term view allowed us to unlock Broadgate's intricate corporate ownership, and acquire this major asset in eight tranches since 1986 for a total cost of £1.9 billion. Shareholders have so far benefited from its increase in value to £2.8 billion.
- Meadowhall is one of the largest and most successful shopping centres in the United Kingdom, valued at £1.28 billion. Passing rents were £45 million when we acquired the asset in 1999; they are now £62.4 million and are expected to increase to £67 million when outstanding rent reviews and lettings have been completed. We believe the long-term prospects for large-scale, regional centres such as Meadowhall are extremely favourable, with an accelerating trend of consumer preference for single destination retail and leisure centres, and a highly restrictive planning regime.
- British Land is the market leader in the superstore asset class. This investment has already provided the Company with good rental growth and British Land believes there will be significant further growth as new market rental levels are established.
- The portfolio has a weighted average lease length of 18.3 years and annualised net rents of £524.6 million.

Enhance property returns through active management and development

- The day-to-day proactive management of the portfolio involves rent reviews, new lettings, lease surrenders, refurbishments and extensions. During 2002, 297 rent reviews were concluded at rents averaging some 25 per cent. above the passing rent and exceeding the external valuers' estimated rental values at the dates of the reviews.
- The primary focus of the development activity is to add high quality assets to the investment portfolio, while generating added value through the development process. Our success has recently been demonstrated by the pre-lets of Plantation House to Accenture and the completion of Regent's Place for Abbey National.

Maximise equity returns through optimal financing and joint ventures

- In recent years, British Land has raised £2.9 billion through the securitisation of the rental income of Broadgate, Meadowhall and the Sainsbury's supermarket portfolio. This has allowed us to raise long-dated finance efficiently while retaining 100 per cent. ownership of the assets and without crystallising liabilities to tax.
- Our gearing stands at 89 per cent. and has averaged this level over the last10 years.
- The weighted average maturity of our debt is 19.8 years and leaves the Group in a strong financial position.

reduce the weighted average cost of debt of the Group from 9.6 per cent. to 6.5 per cent. today (after redemption of the 6.5 per cent. Convertible Bonds due 2007), whilst maintaining a prudent proportion of our debt at fixed or capped rates, currently 95 per cent. of our debt.

- Our attention to tax planning has resulted in an average tax charge of 16.3 per cent. over the last 10 years. The charge was 6.9 per cent. in 2002.
- Joint ventures allow us to leverage our property management expertise and improve shareholder returns. Our first major joint venture, the Quantum fund, was created in 1993, since when we have entered joint ventures with specialist managers and developers, and corporations such as Tesco plc, Scottish and Newcastle plc, House of Fraser PLC and GUS plc. In aggregate 15 joint ventures currently hold £3.2 billion of assets, providing management fees for British Land and efficient use of our capital.

Take advantage of opportunities

- We have been quick to seize opportunities as they arise, including realising gains of £80 million over the last 3 years acquiring and disposing of interests in Liberty International, Selfridges and Haslemere.
- Our property trading portfolio has contributed trading profits every year for over 25 years.

Our focus is long-term outperformance for ALL Shareholders. The Board continually reviews ways of optimising Shareholder Value including sales, new property transactions, innovative financial and structured arrangements, joint ventures, unitisation and securitisation of assets.

We have also been at the forefront of initiatives, both with Government and with professional bodies in the property industry, to encourage the adoption of tax transparent vehicles and other beneficial structures.

3. EQUITY CAPITAL, DIVIDENDS AND BUY-BACKS

In achieving our objective of maximising long-term returns for all Shareholders, managing our capital base is as important as managing the property portfolio. We believe strongly in the value of gearing as a means of optimising returns on equity, and in keeping the equity tight.

Since 1980, British Land's capital base has expanded from only £119 million to over £4 billion today, but only 24 per cent. of that expansion has been subscribed by Shareholders. The remainder, £3.2 billion, has been generated by management from asset and profit growth within the business. Furthermore, we do not presently foresee any need to issue equity in the business.

In addition, over the last 20 years, dividends per share have grown at an average compound rate of 17.9 per cent. per annum. For 2002, the Board is recommending a final dividend of 8.6 pence per share, making a total dividend of 12.4 pence per share, an increase of 7.8 per cent. over 2001. With current rental reversions, excluding developments, of some £88.5 million to come, we expect to be able to sustain this higher rate of dividend growth.

As to share buy-backs, the Board believes there are two circumstances where there should be buy-backs. The first is if we have surplus capital. In this circumstance, we are totally committed to return such capital to Shareholders by the most effective means available at the time. The second is when the share price is at a level which offers a good, low-risk investment opportunity. Here we are committed to buy back shares if at any time we feel that net asset and earnings per share enhancing buy-backs offer better returns than new property investment, and financial capacity is available, or can be made available, including for instance by asset sales.

In recent years, the Company has not bought back ordinary shares, although the matter has been carefully considered, particularly in early 2000 when the shares were trading at around 330p. With the benefit of hindsight, the Board now considers that this has had an unduly adverse effect on investor sentiment and, were such conditions to prevail again, the Board wishes to make it clear that it would seek to implement its share buy-back policy.

with the shares now trading close to their highest level in the last four years, gearing at an efficient level and with excellent prospects for future growth, the Board does not consider it appropriate to buy back ordinary shares in current market conditions. However, the Board announced on 16 May 2002 the early redemption at par of the 6.5 per cent. Convertible Bonds due 2007; this will benefit Shareholders by removing the dilutive effect of the potential issue of 48.1 million new ordinary shares (representing 9 per cent. of shares in issue) arising on conversion and increasing diluted net asset value by 11 pence per share, with no increase in gearing. Early redemption also creates an interest saving of £5.3 million per annum and further reduces the Group's pro forma overall cost of debt from 6.62 per cent. to 6.50 per cent.

At the Annual General Meeting ("AGM"), we shall again be seeking from Shareholders renewal of the existing annual authority to repurchase up to 10 per cent. of the issued share capital (at a price not exceeding 105 per cent. of market value) so that our policy can be implemented if any of the specified circumstances arise.

4. LAXEY

The Board announced on 23 April 2002 that it had received a letter from LIL Investments No. 1 Limited ("LIL"), an off-shore company incorporated in the Isle of Man owned by Laxey Investors Limited, enclosing a requisition notice requiring two resolutions to be placed before Shareholders at the Company's forthcoming AGM. A further letter was received from LIL on 17 May 2002 regarding a third resolution to be placed before Shareholders at the AGM. Laxey Partners Limited ("Laxey") is a hedge fund manager incorporated in the Isle of Man and engaged in arbitrage led investment. It acquires stakes in companies, frequently in the investment trust sector, apparently with a view to making short-term gains. Laxey manages investments for, amongst others, Laxey Investors Limited.

The Board believes that Laxey is interested in less than 3 per cent. of the issued share capital of British Land (much of which is held via "contracts for difference" rather than a shareholding in the Company) and was therefore not entitled alone to requisition resolutions to be put at the AGM. Instead, Laxey Investors Limited resorted to the expedient of splitting part of its interests into 105 separate holdings, all registered in the names of subsidiaries of it. These subsidiaries then sought to requisition the Company under Section 376 of the Companies Act 1985 to add the Laxey Resolutions to the business to be considered at the AGM. The Board believes that no other Shareholder in the Company was a party to the requisitions.

5. WHY YOU SHOULD REJECT THE LAXEY RESOLUTIONS

The Board believes that property is a long-term business in which the best returns for all Shareholders over time are obtained by a consistent but flexible application of the Company's strategy (as referred to in section 2 above). The prescriptive Laxey Resolutions, would, if passed, seek to overturn the Board's normal powers to manage the business of the Company flexibly and in the best interests of all Shareholders and would threaten the future viability of the Company.

The first Laxey Resolution

The first Laxey Resolution, numbered 14 in the Notice of Meeting, states that "the directors of the Company are urged to formulate and then submit to Shareholders for approval" proposals under which the Company would invite Shareholders to tender their shares for repurchase and cancellation by the Company up to a maximum of 10 per cent. of the Company's issued ordinary share capital at a price per share of 700p or 90 per cent. of diluted net asset value per share, whichever is the higher.

The Board believes that the Company should be actively managed and that returns on its assets should be maximised by efficient use of capital. This resolution, if implemented, would cost the Company £375 million (based on a price per share of 723 pence, 90 per cent. of diluted net asset value per share as at 31 March 2002, which compares to the share price of 606 pence as at 12 June 2002). Although this would result in a marginal, one-off one per cent. improvement in diluted net asset value per share, the resolution would have a negative impact on the Company's following key financial ratios:

- gearing (net debt to net equity ratio) would increase from 89 per cent. to around 107 per cent; and
- interest cover would decrease from 1.5 times to 1.4 times.

Moreover, the Board considers this proposal to be imprudent and detrimental to the interests of all Shareholders for the following reasons:

- it would adversely affect the availability and probably the cost of the unsecured bank finance we currently enjoy;
- it would reduce the Company's flexibility in taking advantage of profitable opportunities, including the development programme, by decreasing the Company's equity base at a time when the Board believes the Company is optimally geared;
- "triple net" asset value of 670 pence per share would decrease by one per cent; and
- such a repurchase, at more than 105 per cent. of the market price, would trigger an enhancement to the terms of the £150 million 6 per cent. Subordinated Irredeemable Convertible Bonds, at the expense of Shareholders.

The second Laxey Resolution

The second Laxey Resolution, numbered 15 in the Notice of Meeting, states that "the directors of the Company are urged to formulate and then submit to Shareholders for approval" proposals under which the Company would invite Shareholders to tender their shares for repurchase and cancellation by the Company on a twice yearly basis if, in the four weeks immediately preceding each financial year and half year end, the Company's shares were trading at an average price equal to a discount of 15 per cent. or more to diluted net asset value per share, subject to a maximum of 10 per cent. of the issued share capital at the time, at a price per share not less than 90 per cent. of diluted net asset value per share.

Your Board's response

Having consulted advisers, lenders, tenants and joint venture partners, the Board believes that it would not be possible to run the Company as a going concern with such prescriptive proposals in place, which would be equivalent to an enforced liquidation over time. The Board considers that the prospects for property are exceptionally good and that a liquidation of the Company's assets is not in Shareholders' interests at the present time.

In addition, the second Laxey Resolution, if passed, would have negative effects similar to those of the first Laxey Resolution as referred to above.

The Board believes it would produce the following significantly adverse effects:

- the uncertainty this resolution would create, if passed, would damage the Company's relationships with its existing and prospective tenants, lenders and joint venture partners. It would also adversely affect staff morale and the Company's ability to retain and recruit staff on an ongoing basis;
- it would prejudice the ability to execute, finance and implement the Company's development programme, the estimated cost of which to British Land is around £1.2 billion generating a prospective ERV of £156 million per annum. The Board expects this development programme to show a much better return for Shareholders than the Laxey Resolutions would, if passed;

- the probable need to make forced sales of significant assets at short notice, and possibly in adverse market conditions, would be damaging to Shareholders' interests; and
- the likely proceeds of a liquidation of assets would be much lower than the Company's basic net asset value. The Company would incur capital gains tax, sales costs, debt breakage costs and other costs, resulting in an aggregate loss estimated to exceed £1 billion.

The third Laxey Resolution

The third Laxey Resolution, numbered 16 in the Notice of Meeting, states that "the Directors of the Company are urged to formulate proposals to be put to the ordinary Shareholders" under which the Company would be required to present an option to Shareholders whereby a substantial proportion of the Company's long-term investment assets would be managed under contract by professional property managers.

Your Board's response

The Board believes that the introduction of outside management in the way proposed by this resolution would neither improve the performance of the property portfolio, nor reduce the costs incurred by the Company.

The asset management structure has been pivotal in delivering our long-term outperformance:

- the asset management team comprises 14 professionals with more than £11.1 billion under management. The senior management team has in total nearly 275 years property experience with an average of nearly 23 years:
  - major corporations (such as Tesco plc , Scottish & Newcastle plc, House of Fraser PLC, Irish Life and GUS plc) have entered into joint venture arrangements with the Group, which are managed by the British Land asset management team. At 31 March 2002, the Company had 15 active joint ventures with property assets of £3.2 billion;
- the Company bills and collects direct from tenants almost all of the annualised rent roll of some £525 million allowing active and close control of this vital element of the management process;
- the existing structure is highly cost efficient. Total administration costs (of which property management is only one element) represent only 0.4 per cent. of the portfolio:
  - outsourcing property management to a third party would be likely to cost in excess of 0.5 per cent. of gross assets (with performance-related fees and expenses, for example, transaction costs) to be borne by Shareholders; and
  - British Land's administration costs are below the sector average of approximately 0.5 per cent.; and
- the Group utilises the services of 12 firms of external surveyors as well as on-site management teams who are charged with the day-to-day management responsibilities for the portfolio. On-site management teams include Meadowhall Shopping Centre and Broadgate Estates, a wholly-owned subsidiary (which also acts for more than 60 fee-paying clients in Greater London).

Your Board believes the Laxey Resolutions would irreversibly damage Shareholder Value. Your Board unanimously recommends that you vote NO to ALL the Laxey Resolutions.

A notice convening the AGM of the Company accompanies this Circular. This meeting is to be held at The May Fair Inter-Continental Hotel, Stratton Street, London W1 on Tuesday 16 July 2002 at 11.30 am.

7. ACTION TO BE TAKEN

If you are a Shareholder, you will find enclosed with this document a Form of Proxy for use at the AGM. Whether or not you intend to be present at the AGM, you are asked to complete and return the Form of Proxy in accordance with the instructions printed thereon so as to arrive not later than 11.30 am on 14 July 2002. The completion and return of the Form of Proxy will not preclude you from attending the meeting and voting in person, if you so wish.

8. RECOMMENDATION

Your Directors, who have received financial advice from UBS Warburg Ltd., consider that the Laxey Resolutions ARE NOT IN THE BEST INTERESTS of the Company and Shareholders as a whole. In providing their advice to the Directors, UBS Warburg Ltd. has relied upon the Directors' commercial assessment of the Laxey Resolutions.

Accordingly, your Directors unanimously recommend that you VOTE AGAINST ALL THE LAXEY RESOLUTIONS to be proposed at the Annual General Meeting, as they intend to do so in respect of their own shareholdings which amount to 2,590,057 Ordinary Shares, representing in aggregate 0.5 per cent. of the issued ordinary share capital of the Company.

Yours faithfully



John Ritblat
Chairman

SOURCES AND BASES OF INFORMATION

i. Unless otherwise stated, financial information concerning British Land has been extracted from the Annual Reports & Accounts, Results Presentations and Announcements of British Land. All financial information concerning British Land includes joint ventures with the exception of such information relating to property returns and financing.

ii. The commentary on pages 2 and 3 on the total compound shareholder returns of 15.0 per cent. per annum over the last 10 years is based on British Land total return index from 31 March 1992 to 31 March 2002 as sourced from Datastream. The 127 per cent. and 120 per cent. British Land performance relative to the FTSE 100 and the UK property sector respectively is based on British Land, FTSE 100 and FTSE real estate total return indices from 31 March 1992 to 31 March 2002 as sourced from Datastream.

iii. The commentary on pages 2 and 3 on the upper quartile total compound property returns of British Land (excluding joint ventures and overseas property) compared to the Investment Property Databank ("IPD") Index relates to the IPD All Fund Universe as at March 2002 and its previous comparative periods since 1 April 1992 stated on a comparable basis and provided by IPD.

iv. The commentary on pages 2 and 3 on the total compound net asset returns of 11.4 per cent. per annum over the last 10 years is based on British Land diluted NAV per share and dividends per share to 31 March 2002.

v. The chart on page 3 titled "Total compound shareholder returns of 15.0 per cent. per annum over the last 10 years" relates to the value of £1,000 invested at 31 March 1992 in British Land shares, FTSE 100 and FTSE Real Estate indices at each 31 March thereafter to 31 March 2002 as sourced from Datastream.

vi. The table on page 3 on £1,000 invested in British Land 10 and 15 years ago compared to an investment in the FTSE 100 and UK listed property sector is based on British Land, FTSE 100 and FTSE real estate total return indices from 31 March 1992 and 31 March 1987 respectively to 31 March 2002 as sourced from Datastream (excluding transaction costs). The table on page [3] on £1,000 invested in British Land 20 years ago compared to an investment in the real estate sector is based on British Land and Datastream real estate total return indices from 31 March 1982 to 31 March 2002 as sourced from Datastream (excluding transaction costs).

vii. The chart on page 3 titled "Total compound net asset returns of 11.4 per cent. per annum over the last 10 years" relates to the British Land diluted NAV per share at each year end from 31 March 1993 and the cumulative total dividends per share from 1 April 1992.

viii. The commentary on page 3 on British Land dividend performance relative to major UK quoted property companies is based on dividends per share of the top 25 companies from EPRA UK since 1982 as sourced from Datastream.

ix. The commentary on page 2 and 5 on British Land capital base expanding from £119 million in 1980 to over £4 billion today, with only 24 per cent. of that expansion subscribed by Shareholders, is on an undiluted basis.

x. The commentary on page 7 on the financial effects of the first Laxey Resolution is based on a share buy-back of 10 per cent. of the shares in issue (518.4m) at a price of 90 per cent. of diluted NAV per share as at 31 March 2002 of 803p. The purchase is assumed to be financed by bank debt at an interest cost of 6.5 per cent. All other computations have been calculated based on the gearing, interest cover, CGT liability and FRS 13 levels as reported at 31 March 2002. "Triple net" asset value per share is based on basic net asset value as adjusted for contingent capital gains tax, cost of debt above market rates and allowing for full dilution of equity.

xi. The commentary on page 8 on the sector average administration costs of 0.5 per cent. of gross assets is sourced from UK Real Estate Sector, a research document published by UBS Warburg Ltd. in March 2002.

xii. Where stated, net asset value is adjusted to exclude the effects of the FRS 19 deferred tax provision relating to capital allowances (2002, 2001 only), but to include the external valuation surplus on development and trading properties.

OTHER INFORMATION

UBS Warburg Ltd. has given and not withdrawn its written consent to the issue of this document and the Notice of Meeting with the inclusion of its name and references thereto in the form and context in which they are included. UBS Warburg Ltd. is regulated by The Financial Services Authority and its registered office is at 1 Finsbury Avenue, London EC2M 2PP.

THE BRITISH LAND COMPANY PLC
ESTABLISHED IN 1856
10 CORNWALL TERRACE REGENT'S PARK LONDON NW1 4QP TELEPHONE 020 7486 4466 FAX 020 7935 5552

29 May 2002

PRELIMINARY ANNOUNCEMENT BY THE BRITISH LAND COMPANY PLC

RESULTS FOR THE YEAR ENDED 31 MARCH 2002

HIGHLIGHTS

- **Net Asset Value*** undiluted up **3.9%** to **833 pence** per share (2001: 802 pence).
- **Net Asset Value*** per share fully diluted up **3.7% to 803 pence** (2001: 774 pence).
- **Net Asset Value***, fully diluted, post expected redemption of £323 million Convertible Bonds (announced on 16 May 2002) will rise **11 pence** to **814 pence** per share.
- **Profits before tax** up **96%** to **£171.3 million** (2001: £87.5 million post-exceptional).
- **Earnings per share** up **161%** to **30.8 pence** (2001: 11.8 pence post-exceptional).
- **Final Dividend** up **8.9%** to **8.6 pence** per share (2001: 7.9 pence). The total distribution for the year is up **7.8%** at **12.4 pence** (2001: 11.5 pence).
- **Net Rents** up **5.8%** to **£477 million**, including share of joint ventures (2001: £451 million).
- **Portfolio Valuation** up **0.8%** (on a like for like basis) to **£9.3 billion**.
- **Continued Portfolio Management and Development** with profitable sales of **£378 million**, purchases of **£608 million** and development expenditure of **£157 million**.

* NAV adjusted to exclude the effects of the FRS 19 deferred tax provision relating to capital allowances.

PRESS RELEASE

The Board

Cyril Metliss will be standing down from the main Board at the 2003 AGM.

Graham Roberts joined the Board in January 2002 and became Finance Director on 31 March 2002.

John Weston Smith became Chief Operating Officer, remaining an executive director, on 31 March 2002.

Robert Bowden's contract expires on 5 May 2003. Nicholas Ritblat has voluntarily agreed to reduce the period of his contract, without compensation, to one year.

Annual General Meeting 2002

The Company has received three resolutions, two concerned with share buy-backs and one with property management, to be moved at the Annual General Meeting to be held on 16 July 2002. The Board does not consider that passing these resolutions is in the interest of shareholders and will issue its detailed response with the Notice of Meeting, not later than 17 June 2002.

Performance Benchmarking

Performance Relative to IPD - Ungeared Total Returns

	British Land	**IPD***	**Threshold to Enter IPD Upper Quartile**
10 years to 31 March 2002	12.8% pa	10.8% pa	11.4% pa

	12 months to 31 March 2002		**12 months to 31 March 2001**	
	British Land	**IPD***	**British Land**	**IPD**
	% pa	% pa	% pa	% pa
Offices	3.9	6.1	25.5	15.1
Retail	9.1	6.9	4.7	3.9
Industrial	8.6	7.9	9.9	12.2
Other Commercial	10.5	8.1	6.5	9.5
Total Portfolio	6.5	6.8	14.2	10.2

* IPD All Fund Universe March 2002 (unfrozen)

Source: IPD

PORTFOLIO VALUATION		£m	Total %	Change %*
Offices	City	3,359.3	36.1	-2.2
	West End	670.4	7.2	+1.2
	Other	238.5	2.6	+2.3
	All offices	**4,268.2**	**45.9**	-1.4
Retail	Shopping centres	1,723.0	18.5	-0.1
	Shops	380.8	4.1	+3.4
	Retail warehouses	882.2	9.5	+3.8
	Supermarkets	1,091.0	11.7	+6.5
	All retail	**4,077.0**	**43.8**	+2.8
Industrial and Distribution		**110.3**	**1.2**	+1.0
Leisure and other		**215.3**	**2.3**	+0.8
Residential		**131.8**	**1.4**	+6.3
Development		**497.7**	**5.4**	+3.4
Total Valuation		**9,300.3**	**100**	**0.8**

*after adjustment for purchases, properties awaiting development, sales and other expenditure.

Total funds under British Land property management, including partners' shares of joint ventures, now **£11.1 billion.**

PORTFOLIO ANALYSIS

Value by location		£m	Total %
London:	City	3,645.2	39.2
	West End	700.5	7.5
	Greater London	397.3	4.3
	Total London	**4,743.0**	**51.0**
South East England		985.9	10.6
Wales & South West England		472.2	5.1
Midlands & East Anglia		710.4	7.7
North of England		1,984.6	21.3
Scotland & Northern Ireland		299.9	3.2
Republic of Ireland		104.3	1.1
		9,300.3	**100.0**

Reversionary potential	Current Net Yield %	Reversionary Net Yield %
City offices	5.7	6.7
West End offices	4.8	8.1
Shopping centres	5.6	6.7
Supermarkets and Retail warehouses	6.5	6.8
Other	7.1	8.0
Overall portfolio (excluding developments)	**6.0**	**7.0**

Reversionary income £88.5 million

Portfolio Statistics	31 March 2002	31 March 2001
Annualised net rents	**£524.6m**	£492.9m
of which, share of joint ventures	**£100.8m**	£97.0m
Weighted average lease length	**18.3 years**	19 years
Current net yield	**6.0%**	5.9%
Reversionary net yield	**7.0%**	7.3%

Rental Income

British Land – Group only:

Gross Rents rose by 6.5% to £415.3 million (2001: £390.1 million)

Net Rents up 4.0% to £386.6 million (2001: £371.8 million)

British Land – including share of Joint Ventures:

Gross Rents rose by 8.0% to £513.8 million (2001: £475.6 million)

Net Rents up 5.8% to £476.9 million (2001: £451.3 million)

FINANCIAL HIGHLIGHTS

Profit and Loss Account	31 March 2002	31 March 2001 (restated)
Gross rental income	**£513.8m**	£475.6m
Gross rental income – Group	**£415.3m**	£390.1m
Net rental income	**£476.9m**	£451.3m
Net rental income – Group	**£386.6m**	£371.8m
Profits on property trading and disposal of fixed assets	**£43.8m**	£35.2m
Other income	**£9.5m**	£27.5m
Net interest payable	**£317.9m**	£311.3m
Profit before taxation	**£171.3m**	£87.5m (post-exceptional) (£171.1m) (pre-exceptional)
Tax charge	**£11.9m**	£26.3m

Balance Sheet	31 March 2002	31 March 2001 (restated)
Total properties*	**£9,300.3m**	£8,859.9
Adjusted: +		
Net assets (basic)	**£4,320.8m**	£4,153.4m
Net asset value per share (basic)	**833 pence**	802 pence
Net asset value per share (fully diluted)	**803 pence**	774 pence
Debt/equity ratio – Group	**89%**	91%
Mortgage ratio – Group	**46%**	46%

* Pre adjustments for UITF 28
+ Adjusted to include the external valuation surplus on development and trading properties and to exclude the effects of the FRS 19 deferred tax provisions relating to capital allowances

Total Return for the year **5.5%** (2001: 17.2% post-exceptional, 19.3% pre-exceptional)

All figures include British Land's share of joint ventures unless stated as Group.

Save as noted above, the Preliminary Results for the year ended 31 March 2002 have been prepared in accordance with Financial Reporting Standard 19 (Deferred Tax) and Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) and the comparatives for the year ended 31 March 2001 have been restated accordingly.

Financing statistics - Group	**31 March 2002**	31 March 2001
Net debt	**£3,840m**	£3,717m
Weighted average debt maturity	**19.8 years**	17.8 years
Weighted average interest rate	**6.62%**	6.91%
- post redemption of 6.5% Convertible Bonds 2007	**6.5%**	
Undrawn committed bank facilities, cash and deposits	**£2,046m**	£1,323m
% of net debt at fixed/capped interest rates	**95%**	89%

CONTACTS

The British Land Company PLC
John Ritblat, Chairman) 020 7467 2831/2829
Graham Roberts, Finance Director) 020 7467 2948

Finsbury Limited
Edward Orlebar) 020 7251 3801
Faeth Finnemore)

STATEMENT BY THE CHAIRMAN, JOHN RITBLAT

In the year to 31 March 2002, British Land earned record pre-tax profits of £171.3 million and net assets rose to the record level of 833p per share and 803p fully diluted. After the convertible buy-back announced on 16 May, the NAV per share on a fully diluted basis would rise to 814p.

Rents are the principal source of our revenue and, for the first time, gross rents exceeded half a billion pounds at £514 million, with net rents at £477 million. Joint ventures brought in £36 million and sale of fixed assets, including the Haslemere shares, produced £37 million. The 26th successive year of property trading profits this time contributed £6.8 million.

In the light of these results the Board is recommending a final dividend up 8.9% to 8.6p per share, making a distribution for the year of 12.4p per share, and the 23rd successive year of increasing payouts. With rental reversions to come of some £88.5 million we expect to sustain a higher rate of dividend growth.

Notable Events in the Year

The £323 million 6.5% Convertible Bonds 2007 are being redeemed removing the potentially dilutive issue of 48.1 million shares. A £575 million securitisation was completed on 35 Sainsbury supermarkets at 6.8% with an average term of 17 years and an £825 million securitisation on Meadowhall, at 5.5% with an average term of 21 years.

The 543,000 sq ft development at Plantation Place, London EC3 is now under construction with a 375,000 sq ft pre-let to Accenture. Planning consent was obtained for a 162,400 sq ft office building at 10 Exchange Square (formerly 83,000 sq ft Hamilton House) at Broadgate, London EC2. Abbey National's new 200,000 sq ft headquarters was completed at Regent's Place, London NW1.

A new joint venture, BL Davidson, was formed to own the £488 million Asda Property Holdings which has a portfolio of offices and retail warehouses. Swindon Orbital Shopping Park was purchased for an anticipated total of £53 million. Total property purchases were £608 million and property sales in the year were £378 million.

The Portfolio

After strong growth in the previous year, this latest year has produced more modest gains in the portfolio, which has risen 0.8% (2001: 6.7%), in money terms a rise of £72 million.

City of London offices, having risen 19.7% in the previous year, relinquished some of that increase with a decline of 2.2%. Shopping centres were unchanged. Supermarkets were up 6.5%, retail warehouses up 3.8%, shops up 3.4%. Our continuing investment in the residential sector again had good growth, being up 6.3%.

We remain entirely confident that our prime assets, Broadgate and Meadowhall, will bring further rewards to shareholders. Value does not accrue evenly in the property business, and high transaction costs, particularly Stamp Duty, inhibit and penalise rapid changes of direction. We believe that our selected mix of assets can collect the best of the upwards trend now under way. We multiply actual property performance by employing debt to add growth to shareholders' funds, so that with the benefit of retained profits, a portfolio rise of under 1% has translated into a net asset per share rise of 3.7%.

The business continues to suffer the consequences of UK fiscal policy for property companies, notably in the potential burden of Stamp Duty and contingent tax. However these two items together do provide about £800 million of "free" funding to shareholders, who have the use of this amount only on the basis of the Company's continuance. The "mark to market" element of our debt, with other early repayment costs, amounts to a further £304 million of extra funding which also is dependent on the business being on-going.

It is salutary that prospective Stamp Duty now accounts for no less than £370 million as a deduction from our latest valuation. This is a retrospective anti-savers tax – we are mostly owned by institutions looking after small investors' money – and uncertain, because it can be raised at any time. Government is savaging liquidity in property with little or no reward to show for it.

Managing Property

In addition to British Land's own portfolio, major British companies such as Tesco, Scottish & Newcastle, House of Fraser and GUS have entrusted £3.2 billion of their property assets to British Land's property management skills through joint ventures. We manage the continuing expansion of 15 current joint ventures and expect to add more of these useful fee-earners in the future.

Broadgate Estates, our own specialist building and estate management company, provides its services to British Land and to more than 60 clients in Greater London. Over half its profits arises from outside the Group.

We continue to investigate and promulgate technology opportunities for property. Current projects include Asite (on-line construction procurement), Go Shop (Meadowhall loyalty card), Pisces (standardised information exchange), Propex (on-line property market) and HSO (high speed cabling for offices, jointly with other landlords). Our policy remains cautious, but we have the scope for economies of scale afforded by portfolio size. We are not afraid to put our resources and energies to good use, especially now that the technology sector has been subjected to such heavy rationalisation.

Developments take many years from concept to completion, particularly as they often involve at the outset site assembly, negotiations with existing tenants, and then of course the planning process coupled with design, all before actual construction can start. Over 1.2 million sq ft of developments were completed during last year, with an estimated rental value of £25 million at a cost of £188 million. The main projects

were 350 Euston Road, London NW1, where lettings are well advanced, and the new headquarters for the Abbey National at 2/3 Triton Square, London NW1.

The current development programme now stands at 8.3 million sq ft with total construction costs of £1.6 billion in 26 projects. Development is lucrative but not quickly accomplished. We have to have committed money available to meet development costs and to service related loans and without endangering our ability to pay – and raise – dividends throughout the non-earning, pre-construction stages and during building.

Managing Finance

Property investment, management, trading and development are only part of our job. Optimising the liability side of our balance sheet is just as important. A range of financing techniques has enabled the Company to sustain its £9.3 billion portfolio on an equity base of only £4.3 billion. Since 1980, this capital base has expanded from £119 million to over £4 billion with only 24% of that expansion subscribed by shareholders. The remainder, £3.2 billion, has been generated by management from asset and profit growth within the business.

Securitisations during the last three years on Broadgate, on 35 Sainsbury superstores and on the Meadowhall Shopping Centre, have tapped an entirely new source of funding for £2.9 billion, and we will be able to extract more on these assets. The Company has also retained access to unsecured bank facilities totalling £1.9 billion, all on uniform loan documentation.

We run our debt and bank facilities so that, without impairing essential liquidity, we were able to afford to fund from our own resources early repayment of some £725 million in Unsecured Bonds and 6.5% Convertible Bonds to reduce debt servicing costs. With the Convertible, which had a call provision built in some 5 years ago, we were able to cut interest charges and also to remove the dilutive effect of the potential issue of 48.1 million shares arising from conversion.

Debt management in British Land is planned on a strategic and cautious approach with regard to variable interest rates. 95% is at fixed or capped rates, and wherever possible our finance is long-term; the weighted average debt maturity is now 19.8 years and the average interest rate is 6.62%, falling to 6.5% when the Convertible is redeemed.

In our counter-cyclical business the most advantageous purchases become available at unpropitious times when sentiment is against property investment. We need accessible funding to protect shareholders – and to pick up bargains for them. It is in the nature of all markets that growth occurs irregularly in spurts and spikes, and in ours neither rental shifts nor yield changes arise in smooth progression. Our best acquisitions can take time to prove their merits through periods of fluctuation in tenant and investor demand, and through perceived demographic shifts. British Land's size and financial muscle allow it to grasp the opportunities and hold assets through the germination period.

Strategic Management

Management at British Land has established a clearly entrepreneurial but risk-averse strategy:

- To focus primarily on prime, large scale assets in the office, retail and development areas, which provide exceptional long-term investments where we can reduce shareholders' capital employed to the minimum by financing.
- To create a modern portfolio enjoying the combination of excellent growth potential and the security from high quality covenants and long leases.
- To recycle capital and enhance returns through acquiring assets which offer the scope to add value through active management.
- To maximise equity returns through optimal leverage, innovative financing and joint ventures.

To that may be added an opportunistic approach to a deal through a willingness to pursue real estate investments in other forms, such as the share stakes in Haslemere and Selfridges, which together have brought in realised gains of over £64 million over the last two years.

Property is a long-term business. With investment properties there will often be a holding period before purchase and improvement costs are absorbed, and the rewards of quality discerned at the outset can be turned into higher value. And higher value there will be: we have not lost our touch.

Companies which have been tempted by short-term prospects in unproven, fashionable activities elsewhere have lost a lot of money. By contrast, well located modern properties let on long leases to reliable tenants bring strong downside protection to the balance sheet, and if well chosen and imaginatively managed, have excellent upside potential.

Broadgate is a case in point. We acquired it in tranches in 1982, 1991, 1994, 1995, 1996, 1997, 1998 and 1999, initially through unravelling a highly intricate corporate situation. Broadgate cost £1.9 billion and is now producing an annual income of £156 million, with a current estimated rental value of £191 million. It has been financed through securitisations to the extent of £1.68 billion (with scope for more) and has risen in value by £900 million. The public and retail spaces of this 32 acre site are going through a major £40 million enhancement programme. Hamilton House (83,000 sq ft) is being demolished and rebuilt as 10 Exchange Square to provide 162,400 sq ft, and in other perimeter areas we are able to add even more extra space.

A similarly active approach has been adopted at Regent's Place, where initial corporate purchases in 1984 and 1987 were followed by extensive demolition and redevelopment of the 1960s offices and shops, and their continuing replacement, providing to date 1 million sq ft of new buildings with attractive public spaces and modern facilities. There is potential for considerably more. Throughout our period of ownership there has been capital growth. The rental growth has serviced our investment without deficit.

Share Buy-Backs

Further to the comments in my Chairman's Statement last year, I want to emphasise again and expand upon our policy towards share buy-backs.

Our function is to maximise long-term returns for all shareholders. In achieving this objective, we believe there are two circumstances where share buy-backs should be considered, and I would like to make the Board's views on both absolutely clear.

The first is if we have surplus capital. In this circumstance, we are totally committed to return such capital to shareholders by the most effective means available at the time.

The second is when the share price is at a level that offers a good, low risk investment opportunity. Here we are committed to buy back shares if at any time we feel that net asset and earnings per share enhancing buy-backs offer better returns than new property investment. Funds are available, or can be made available, for instance by asset sales.

The other aspect to our share buy-back policy is our policy on share issuance. So I want to be absolutely clear here too, that we do not presently foresee any requirement for extra equity in the business.

Corporate and Social Responsibilities

We devote considerable attention to the management of environmental matters and the wider aspects of our corporate and social responsibilities. It is pleasing to be able to report that British Land was placed first among the property sector in both the Business in the Community and the Property and Environment Group's latest annual ratings. We aim for the highest standards through our ongoing rolling programme.

It is now time that the various constituents of the environmental lobby reach agreement over the questions to which they seek answers. Government has given a lead on this. At the moment we receive a proliferation of questionnaires, each just a bit different, from a multiplicity of bodies. This should be codified and then we could all put the responses on our websites in an environmentally friendly way. Environmentalists must practise green policies in their own endeavours as well as preach. This is a real chance for them to show that "more could be less".

This year we have again sponsored the British Land UK Chess Challenge for 56,000 schoolchildren, and British Skiing, which had its best ever Olympic performance. For London Zoo we designed and printed an educational broadsheet and sent it to 30,000 primary schools, where it has been well received by children and teachers.

Prospects

I cannot recall a time since the exuberance of the late 80s when there was greater enthusiasm for investing in property. Good property assets are in short supply in the market. Though there has been some weakness in rents, the investment side has

remained firm in the expectation that yields will fall and that further capital appreciation will thus arise in addition to normal growth.

British Land has a blended portfolio of high quality, divided primarily between the office and retail sectors, a wise choice for shareholders. We remain, as I have said before, well placed to get the best of whatever growth is going.

Board and Management

Cyril Metliss will be standing down from the Board at the 2003 Annual General Meeting and I am glad that he will remain a director of a number of subsidiaries.

Graham Roberts, who joined us at the start of the year, became Finance Director on 31 March 2002. His extensive professional experience covered a variety of property interests, and we are glad to have him as a senior member of our executive management.

We are pleased that we are retaining the experience and expertise of his predecessor, John Weston Smith, who remains an executive director and Chief Operating Officer.

My thanks go to them and my other colleagues, executive and non-executive, on the Board and on the Boards of our management subsidiaries. Our teams at Head Office and at Broadgate, Meadowhall and our other outposts have made a major contribution this year, as have all the outsourced professionals and agents on whom we extensively rely. I thank them all.

FINANCIAL REVIEW

Operating Performance

Profit before tax rose by £83.8 million to £171.3 million (2001: £87.5 million), including our fifty percent share of joint venture profits. Profit after tax rose from £61.2 million to £159.4 million.

Total return on adjusted basic net assets was £231.7 million, representing 5.5% for the year. The portfolio valuation including our share of joint ventures rose by 0.8% on a like for like basis.

The table below analyses the contribution to gross rental income and to total return for the year between the British Land Group and our share of joint ventures. The Group contributed 78.9% of total return (2001: 97.5%). Joint ventures contributed 19.2% (2001: 18%) of gross rental income and 21.1% (2001: 2.5%) of total return in the year.

	Group £m	Joint Ventures £m	Total £m
Gross rental income	415.3	98.5	513.8
Operating profit	363.6	88.6	452.2
Net Interest payable	(251.8)	(66.1)	(317.9)
Income Return	111.8	22.5	134.3
Disposal of fixed assets	39.5	(2.5)	37.0
Revaluation and other surpluses	37.1	35.2	72.3
Capital surpluses	188.4	55.2	243.6
Taxation	(5.6)	(6.3)	(11.9)
Total return	182.8	48.9	231.7
Total return 2001	600.3	15.3	615.6

Rental Income

Group gross rental income grew by £25.2 million to £415.3 million and our share of joint venture gross rents grew £13 million to £98.5 million. Group net rents grew by £14.8 million to £386.6 million. The increase in rents was after the effect of acquisitions in the current and prior year (£18 million), rent reviews settled and new lettings (£18.4 million) and reduced by sales of properties in the current and prior years (£16.6 million). British Land's share of the net rents of joint ventures rose from £79.5 million to £90.3 million.

Disposals

Group investment property disposals during the year realised gains of £14.9 million (2001: £7.4 million) over their book values. In addition, the Group sold its stake in Haslemere NV in March 2002 for £93.1 million, realising a profit on its investment of £25.6 million against book value, overall a 51.3% return on cost.

Interest

Net interest costs including share of joint ventures rose to £317.9 million from £311.3 million in 2001. Group net interest payable increased by only 0.9% to

£251.8 million (2001: £249.6 million) despite an increase in net debt of 3.3% from £3,716.8 million to £3,840.4 million. This reflects the benefit of debt restructuring including the Group's repurchase of unsecured bonds in May 2001, which were replaced by less expensive finance. Interest capitalised on developments was £5.9 million (2001: £4 million).

The core interest cover of 1.53 times (Group net rents to Group net interest) compares to 1.49 times in 2001. At 31 March 2002 the average cost of debt was 6.62%. After the buy back of the 6.5% Convertible Bonds 2007 announced for June 2002, the interest rate reduces to 6.5%.

The Group's share of joint ventures' net interest payable was £66.1 million compared to £61.7 million in 2001. The average joint venture interest cover (net rents/interest on external debt) was 1.81 times (2001: 1.74 times).

Taxation

FRS 19, Accounting for Deferred Taxation has been implemented for the current year and the comparative has been restated. The Group charge comprises a current year corporation tax charge of £7.4 million, deferred tax of £22 million and £6.3 million attributable to joint ventures, equivalent to a current year charge of 20.8%. This charge has then been reduced by £23.8 million as a result of the satisfactory resolution of items relating to earlier accounting periods. The overall charge of £11.9 million represents a tax rate of 6.9%.

The tax which would arise on the disposal of properties and investments at their current market value is estimated at £510 million, after taking account of available losses and provisions, which is more fully explained in the notes to the balance sheet. The basis of calculating contingent tax has changed as a result of FRS 19.

Dividends and Earnings

The Directors propose a final dividend of 8.6 pence per share, making a total dividend of 12.4 pence per share in the year, an increase of 7.8%.

Basic earnings per share rose by 161% to 30.8 pence per share (2001: 11.8 pence per share). On a fully diluted basis earnings have increased to 30.2 pence per share (2001: 11.8 pence per share).

Adjusted earnings per share in 2002 have increased by 136% to 32.1 pence per share (2001: 13.6 pence per share). On a fully diluted basis adjusted earnings have increased to 31.5 pence per share (2001: 13.6 pence per share).

Cash Flow

Net cash inflow after taking into account dividends received, net interest and tax paid was £98.8 million. Sales of properties and investments realised £307.3 million. Investment in properties, amounted to £426.1 million of which £125.2 million related to developments. The investment in the BL Davidson joint venture was £72.2 million.

Securitisations raised £1.4 billion which was used substantially to reduce bank and other borrowings.

Financial Position - Adjusted Net Assets

Adjusted net asset value is defined as net assets adjusted to include the revaluation surplus on trading and development properties and to exclude deferred taxes provided on capital allowances, where no tax payment is expected to crystallise.

In 2002, adjusted net asset value rose by 4% to £4,320.8 million (2001: £4,153.4 million).

Adjusted Net Asset Value Per Share

Adjusted net asset value per share grew by 31 pence to 833 pence (2001: 802 pence). Adjusted fully diluted net asset value per share was up by 3.7% to 803 pence (2001: 774 pence).

The Company has announced that it will redeem the 6.5% Convertible Bonds 2007 on 24 June 2002. The pro forma impact on fully diluted adjusted net asset value per share of this redemption is to increase it by 11 pence from 803 pence to 814 pence. This assumes no conversion occurs of the Bonds prior to redemption.

Properties

2002 has been another active year. A comprehensive report is included in the Property Review. The valuation uplift at 31 March 2002 represented a 0.8% increase on a like for like basis on the previous year.

Our approach to property development is unchanged and developments are undertaken in controlled stages with construction commitments made either on pre-let or on anticipated market demand. At 31 March 2002 our committed future development expenditure totalled £336 million.

Joint Ventures

At 31 March 2002 the joint ventures' investment portfolios were valued at £3,213.6 million (2001: £3,051.8 million). The joint ventures are an important part of our business and comprehensive operating and financial details are included in the Joint Ventures Review. This includes the acquisition of Asda Property Holdings plc in September 2001 in joint venture with the Davidson family interests (BL Davidson). The price paid by the joint venture was some £40 million less than the fair value of the assets and liabilities acquired. This gave rise to negative goodwill of £20 million, which will be recognised through the profit and loss account in future periods.

Other Investments

Other investments reduced in the year from £73.7 million to £12.4 million. This was largely due to the sale of our investment in Haslemere NV.

Net Debt

Net debt of £3,840.4 million at the year end was marginally higher than that at the end of 2001 of £3,716.8 million. The mortgage ratio remained the same as the previous year at 46%.

At 31 March 2002 the market values of net debt and interest rate derivatives were £304 million more than their book values. This compares to £232 million last year. After notional tax relief of 30%, the effect on net assets would be 41.1 pence per share (2001: 31.3 pence per share).

Our share of joint venture debt at 31 March 2002 is £845.9 million (2001: £782.8 million). The debt in joint ventures is non-recourse except for guarantees up to £33 million in total.

The Group's net debt comprises securitisations, debentures, unsecured and convertible bonds, bank borrowings and overdrafts less cash and deposits.

Securitisations

In June 2001 the Group securitised the rental income of 35 Sainsbury supermarkets, raising £575 million against a value then of £677 million, a loan to value ratio of 85%, with a weighted average interest rate of 6.8% and weighted average maturity profile of 17 years. In December 2001 the Group securitised the rental income at Meadowhall shopping centre, which raised £825 million, with a further tranche available for marketing of £50 million. The weighted average interest rate was 5.51% and the average life 21 years. The proceeds raised from the two securitisations were used largely to repay bank borrowings.

The securitisations are repayable only out of the income generated by the underlying assets. There is no recourse to the Company in the event of a default.

The effective interest rate and maturity profile of the Group's securitisations as at 31 March 2002 are set out in the table below:

	Amount £m	Date issued	Effective interest rate	Weighted average maturity profile
Broadgate	1,416	May 1999	6.2%	18 years
Meadowhall	814	Dec 2001	5.5%	21 years
Sainsbury	563	Jun 2001	6.8%	16 years
135 Bishopsgate	128	Sep 1996 & April 1999	7.9%	10 years

Convertible Bonds

The Company has two convertible bonds in issue. The £150 million 6% Subordinated Irredeemable Convertible Bonds carry a Bondholder conversion right exercisable at any time into Ordinary Shares of the Company at 500p per share. The Company has the right to redeem, at its discretion, the Bonds at par if after 9 April 2001 the average ordinary share price attains 650p and after 9 April 2008 without conditions. The

Company has an option to exchange the Bonds for 6% Convertible Preference Shares with the same conversion terms. The Company has a further option to exchange the preference shares back to convertible bonds after these preference shares have been in issue for six months. On conversion of the entire issue into Ordinary Shares of the Company 30 million Ordinary Shares would be issued. Full details are provided in the notes to the Accounts.

The £323 million 6.5% Convertible Bonds 2007 carry a Bondholder right of conversion, exercisable at any time, into Ordinary Shares of the Company at 672p per share. The Company has announced that it will redeem all the Bonds at par on 24 June 2002. Bondholders have the right to elect for conversion into the underlying Ordinary Shares. On conversion of the entire issue into Ordinary Shares of the Company 48.1 million Ordinary Shares would be issued.

Bank Debt and Other Bonds

The Group has £1.9 billion of committed bank facilities of which £1.68 billion is undrawn at 31 March 2002. All Group bank borrowing is unsecured and on the basis of uniform lending terms.

The Group also has in issue a number of debentures and bonds to a value of £576.3 million (2001: £977.6 million). Further details including maturity analysis is provided in the notes to the Balance Sheet.

Financial Policies

The Group operates within clear financial policies which remain unchanged from the prior year. The key financial ratios and measures are summarised below.

	31 March 2002	**31 March 2001**
Net Debt	£3,840.4m	£3,716.8m
– Weighted average debt maturity	19.8yrs	17.8yrs
– Weighted average interest rate	6.62%	6.91%
– At fixed or capped rates	95%	89%
– % unsecured	84%	85%
Mortgage ratio (debt/property & investments)	46%	46%
Interest cover (net rents/net interest)	1.53 times	1.49 times
Cash and available committed facilities	£2,286.4m	£2,217.1m
– Of which drawn	£240.4m	£894.2m

Accounting Issues

Several accounting standards and exposure drafts were published during the year but only three, Financial Reporting Standard (FRS 17) 'Retirement Benefits', FRS 19 'Deferred Tax' and Urgent Issues Task Force Abstract 28 (UITF 28) 'Operating Lease Incentives', had any significant impact on our accounting procedures or the disclosures in this year's financial statements.

UITF 28 requires that lease incentives, such as rent free periods or up-front cash payments, are treated as a reduction of rental income and allocated over the lease term (or the period to first rent review if shorter). The Group's previous policy had been to recognise rent from the conclusion of the rent free period and to capitalise the cost of other incentives. The impact of the adoption of UITF 28 is to increase net rental income by £0.6 million (2001: £1.3 million).

The Group has adopted the transitional arrangements permitted under FRS 17 disclosing the financial assumptions and position of the pension schemes assets and liabilities. The Group's defined benefit pension scheme were actuarially valued as at 31 March 2000 and updated to 31 March 2002, this valuation showed that the scheme has a surplus of £1.4 million. FRS 17 will be adopted in full in 2003.

FRS 19 requires that deferred tax should now be provided on a full provision basis for all non-permanent timing differences. Previously deferred tax was provided on a partial provision basis where tax was provided only to the extent that an asset or liability is expected to crystallise.

In accordance with FRS 19 full provision has now been made for deferred tax on the benefit of capital allowances taken to date and for tax losses to be recognised where their realisation can be reasonably anticipated. The net effect of these changes has caused the tax charge for 2002 and 2001 to be increased by £7.2 million and £15.3 million respectively. FRS 19 does not permit deferred tax to be provided on revaluation surpluses and no provision has been made for the tax that would arise on a disposal of properties at their market values. However if at the Balance Sheet date a binding contract for sale exists FRS 19 does require a provision.

Our experience is that FRS 19 has no impact on the tax we pay and that the liabilities in respect of capital allowances provided are unlikely to crystallise in practice and are therefore excluded when arriving at adjusted net assets and adjusted earnings per share.

Long Term

The Group is well financed for the long term, with debt maturity on average at 19.8 years (2001: 17.8 years) and with a high percentage of fixed rates.

The table below shows the average proportion of fixed and variable-rate debt and the corresponding fixed interest rates.

Long-term interest rate profile and fixed interest rates as at 31 March 2002

years	0 - 1	2 - 5	5 - 10	10 - 15	15 - 20	20 - 25
Average profile						
- fixed or capped	91%	83%	73%	67%	67%	65%
- variable	9%	17%	27%	33%	33%	35%
Average fixed rate, p.a.	6.9%	6.8%	6.8%	6.9%	7.1%	7.3%

Debt service is underpinned by our portfolio's quality, with leases that have an average unexpired term of 18.3 years, substantially all on upwards only rent reviews. The Directors believe the Group to be well placed to realise the returns expected from its property investment strategy.

Graham Roberts Finance Director
28 May 2002

PROPERTY REVIEW

British Land's property investment strategy is to invest for the long term, either by acquisition or development, in high quality assets let on long leases to good covenants, with a concentration on retail and offices.

The office portfolio is focussed on Central London and out of town 'campus' business parks. The retail portfolio comprises mainly out of town retail and large shopping centres. Developments are undertaken to complement the investment strategy.

The current portfolio sectors are (by value) 46% offices, 44% retail with the remaining 10% in residential, industrial and leisure. A substantial proportion, 83%, of the total portfolio has been acquired in the last 10 years.

Offices

94% of the total office portfolio is in Central London. The long term fundamentals of the London economy are sound, it being one of the leading financial centres of the world. Greater London has a population of 7.37 million and 4.2 million people in employment, which is expected to grow at the rate of 1.2-1.4% per annum over the next 5 years. Greater London has a total office space of 25.4 million sq m (273 million sq ft) and this space has been growing at 1.7% per annum (1986 - 2001).

On each working day, over one million people commute by public transport into Central London and the key for location is of course transport links. All our Central London properties are sited at or close to transport interchanges.

The investment market in Central London is highly liquid; transactions last year amounted to £6.27 billion. For the first quarter 2002 transactions were markedly down at £1 billion. This is a result not of reduced demand but of lack of available stock.

The Group's major office investments in Central London are Broadgate, Regent's Place, Ludgate and Leadenhall Street. It is our policy to increase our investments in this sector by purchases or development of existing assets. During the year we acquired Caroone House, Farringdon Road, London EC4 and have applied for planning consent to rebuild 11,800 sq m (126,000 sq ft) of offices. Planning consent has been obtained to redevelop 10 Exchange Square (formerly known as Hamilton House) at Broadgate to provide 15,100 sq m (162,400 sq ft), an increase of more than 90% over the existing building.

The out of town business park portfolio has been increased by the acquisition of New Century Park, Coventry, 60.7 hectares (150 acres), where it is proposed to develop 'campus' offices over a phased programme. Two provincial in town office buildings at Birmingham and Haywards Heath have been sold.

Retail

Retail represents 44% of the Group portfolio; of this 80% is out of town retail investments, 11% is in town centre shopping schemes and 9% is high street retail. In accordance with investment policy, further investments have been made in out of town retail, including the purchase of 22 Homebase stores and Orbital Retail Park, Swindon. The fundamentals for out of town retail are sound with consumer preference, apart from major provincial conurbations, moving away from high street shopping and this, coupled with the Government's resolve to restrict out of town developments, means reduced supply against a background of increasing demand from retailers. In particular, supermarket operators have focused on achieving more trading floor space by extending existing stores. Across our portfolio, since acquisition, 28 extensions have been completed, adding 37,500 sq m (403,000 sq ft). During the year we have completed further extensions at 2 stores of total 3,000 sq m (32,600 sq ft), committed to an additional 11,200 sq m (121,000 sq ft) and agreed in principle a further 4,300 sq m (46,500 sq ft), bringing the total supermarket extension programme completed and in hand this year to 18,500 sq m (200,000 sq ft).

Disposals of secondary retail properties have continued where it is considered that growth prospects are limited due to strong competition from major town centre and out of town locations. Over the year 102 such properties have been sold.

Three shopping centres in Belfast, Lisburn and Dublin have been sold. A 50% share in the Ilac Centre, Dublin has been acquired, where it is intended to promote a reconfiguration and refurbishment programme. The Group's holding at the Peacocks Centre, Woking has been increased to 100%, by the purchase of our partner's 50% interest.

Major investments in retail are: The Meadowhall Shopping Centre, Sheffield where we have recently acquired an additional 18 hectares (44 acres) of surrounding land; 42 retail parks; 31 solus retail warehouse units including 22 let to Homebase; 91 superstores; out of town shopping centres at Peterborough, Northampton and Leicester; and town centre shopping schemes at East Kilbride, Basildon, Woking and Dublin.

The Group's in town shopping centres are located in large conurbations and have a wide tenant mix to create destinations of significant retail strength appealing to a high proportion of the local catchment population.

Portfolio Acquisition

In September 2001, a new joint venture, BL Davidson, was formed with Manny Davidson and his family interests to purchase Asda Property Holdings Plc with assets of £488 million complementing our portfolio, including 47% out of town retail investments and 25% Central London offices.

Other Sectors

The Group continues to take an interest in all types of properties where it is considered there are good investment opportunities. The London & Henley joint venture has a residential portfolio of £175 million, 100% focused in Greater London. Residential prices are still increasing. Leisure investments are held mainly via our joint venture with Scottish & Newcastle, which now owns 152 public houses, having reshaped the portfolio during the year by the sale of a portfolio of £112 million and the acquisition of 24 public houses. Investments have been made in distribution serving the London area by way of development at Thatcham, Enfield and Feltham.

Developments

The primary focus of the company's development activity is to add high quality assets to the investment portfolio while generating added value through the development process. The development programme is undertaken in controlled stages, over a period of years, with construction commitments made either on pre-lets or on the basis of anticipated market demand. A proportion of the development programme is carried out through joint ventures, which serve to leverage our resources and to spread risk.

During the year, a total of 112,680 sq m (1,213,000 sq ft) of developments has been completed, of which 90% is pre-let or under offer. British Land's share of the cost was £155 million. We currently have 147,700 sq m (1,590,000 sq ft) of committed development, of which 58% is pre-let, and a programme of a further 622,900 sq m (6,700,000 sq ft) for the next stage.

Lease Lengths

British Land's aim is to achieve secure income streams by acquisitions of properties let on long leases coupled with a letting policy to also seek long leases on completed developments. The weighted average lease length across the portfolio is currently 18.3 years.

A more detailed review of the Group's investments and development programme follows in this Report.

VALUATION

The valuation of all properties in the British Land portfolio and situated in the United Kingdom (excluding Tesco British Land Property Partnership and Tesco BL Holdings which are separately valued) was undertaken by Chartered Surveyors, Atis Real Weatheralls. The full valuation certificate appears later in this review, together with our letter of instruction. Weatheralls have also produced separate certificates in respect of each of the joint ventures valued by them.

Overall, the portfolio has increased in value by 0.8% (£72 million) to £9.3 billion.

Rental values for offices generally in the City and West End of London have come under pressure in the last few months which has resulted in a small decrease of 2.2% in the value of our City office holdings (having risen by 19.7% last year). Our West End offices have risen in value by 1.2%, reflecting the successful completion and letting of 2/3 Triton Square and the completion of 350 Euston Road. Other office properties have increased in value by 2.3%.

The retail portfolio has increased in value, with the retail warehouse investments rising by 3.8% and the supermarket portfolio showing an increase of 6.5%, reflecting strong demand from both institutions and property companies seeking investment in this sector. The high street portfolio increased in value by 3.4%. Shopping centres were unchanged.

The values of leisure and similar properties increased by almost 1% and those in the residential sector were up by 7.2 %.

Generally the market is experiencing slow rental growth but with considerable unsatisfied investor demand. We anticipate this will result in an upward pressure on values in the forthcoming year.

Property Asset Management

At March 2002, the portfolio, including joint ventures, comprised approximately 848 properties (2001: 990 properties) with a total of 3,247 leases (2001: 3,055 leases). The day-to-day proactive management of the portfolio involving rent reviews, new lettings, surrenders of leases and refurbishments and extensions, continues to drive rental income growth.

Rent Reviews and Lettings

Some 297 rent reviews, including the joint venture properties, have been concluded during the year at rents some 25% above those passing, resulting in an increase in rental income from those leases of £28 million per annum, exceeding the external valuers' estimated rental values at the dates of the reviews.

A total of 442 new leases and lease renewals have been entered into across the portfolio during the year, and these now generate £25.5 million per annum. New lettings, in addition to improving overall income, also generate evidence to increase rental values on the existing portfolio.

Letting activity at Broadgate and Meadowhall is summarised below. Also of particular interest is the achievement of £219 per sq m (£20.35 per sq ft) on rent review at a supermarket in Islington, which is the highest rent for such a property awarded at arbitration.

Broadgate, London EC2 – During the year rent reviews on a total of 63,000 sq m (678,000 sq ft) of office accommodation have been settled, with a total uplift achieved of some £8.1 million per annum to the rents passing. A notable review related to the 21,400 sq m (230,200 sq ft) in Exchange House occupied by solicitors Herbert Smith, where the rent review as at December 2000 was settled at £586.50 per sq m (£54.50 per sq ft), an increase of 24%. Another review, due December 2001 in respect of 175 Bishopsgate, where the tenant is the European Bank for Reconstruction and Development occupying 33,500 sq m (361,000 sq ft), settled at £565 per sq m (£52.50 per sq ft), an increase of 32%. The rents achieved overall on the recent reviews at Broadgate can be analysed to show headline rents of between £55.00 and £60.00 per sq ft.

Two more reviews are outstanding, in respect of Lehman Brothers at 1 and 2 Broadgate and Hendersons at 4 Broadgate where the effective dates are December 2001 and a total of 42,900 sq m (462,000 sq ft) is involved.

The Group has recently completed a surrender of 1,130 sq m (12,100 sq ft) on Level 7 of 6 Broadgate and has contracted to take vacant possession of 3,500 sq m (38,000 sq ft) on Level 6 of 155 Bishopsgate by October 2002. After refurbishment new tenants will be sought for both areas, with the expectation of letting at higher rents.

The programme of enhancement of the external circulation areas at Broadgate continues and the first phase at Broadgate Circle is substantially complete, with the extended Corney and Barrow Wine Bar open for trade. Works to the second phase in The Octagon (the principal entrance to Broadgate and Liverpool Street Station) has commenced and completion is expected in early 2003.

Meadowhall Shopping Centre, Sheffield – 41 rent reviews were completed in the year, resulting in an uplift of £3.7 million per annum in the rents passing. A further 33 rent reviews in the current phase are outstanding at 31 March 2002.

16 lettings have been concluded in the year, including to Ted Baker and French Connection; new restaurants include Harry Ramsden's and Pizza Express. In addition, the Allders Home concept has opened in the majority of the space previously let to C&A and the balance of the space has been let to Argos, enabling them to extend their existing store.

Refurbishments and extensions

Building extensions and refurbishments are undertaken where they are expected to prove profitable, which has been the case particularly in the retail portfolio. For example, in addition to the supermarket extensions referred to earlier, an extension of 5,650 sq m (60,800 sq ft) to Beaumont Leys Shopping Centre, Leicester has been completed and fully let. Tollgate Centre, Colchester, a retail park, is being improved by the replacement of elevations and by extensions to create three larger units, which have been pre-let.

Sales During the Year

British Land and the joint ventures (100%) sold £559 million of property, including:

- 102 in town shops, £130 million
- 2 in town office buildings, Birmingham and Haywards Heath, £45.5 million
- Industrial unit in Redditch, £8.4 million
- Residential property, £15 million
- Connswater Shopping Centre, Belfast, £47.3 million
- St Stephens Green Shopping Centre, Dublin (73% interest), £80 million
- Bow Street Mall, Lisburn, £30.4 million
- 152 Public Houses, £112 million
- 4 Bingo Clubs and a Cinema, £19.3 million
- Department Store, Doncaster, £4.9 million

New Investments

Investments by British Land and the joint ventures (100%) during the year amounted to £851 million and included:

Out of Town Retail

- Swindon Orbital Retail Park, £53 million
- 22 Homebase Stores, £156 million
- 3,000 sq m (32,000 sq ft) completed extensions to superstores, £11.4 million
- Meadowbank Retail Park, Edinburgh, £31 million (post year end, April 2002)
- 18 hectares (44 acres) of land adjacent to Meadowhall Shopping Centre, £13.75 million

Shopping Centres

- Our partner's 50% interest in The Peacocks Centre, Woking, £31 million
- Ilac Centre, Dublin (50%) interest, £33 million

City of London Offices

- Caroone House, Farringdon Road, EC4, £24.5 million
- 6 Eldon Street (adjoining Broadgate), £6 million

Campus Offices and London Distribution

- Coventry, New Century Park, £21 million
- Delta Park, Enfield, £13.5 million

Leisure

- 24 Public Houses, £24 million.

Corporate Acquisitions

- A new joint venture, BL Davidson, acquired Asda Property Holdings Plc with assets of £488 million, split 47% out of town retail, 25% Central London offices.

Development

Completed during the year: 112,680 sq m (1,213,000 sq ft).
Committed projects, at 31 March 2002: 147,700 sq m (1,590,000 sq ft).
Development programme, next stage: 622,900 sq m (6,700,000 sq ft).

Completed Developments, Year to 31 March 2002

Project	Tenant	Net Area sq m	Rent pa	ERV pa	Construction Cost
Regent's Place					
350 Euston Road	(3,000 sq m under offer)	12,000		£5.7m	£45.4m
2/3 Triton Square	Abbey National Plc	18,500	£6.4m	£8.2m	£63.7m
Teesside					
Phase 2	Frankie & Bennys	330	£0.1m	£0.1m	£0.5m
Feltham					
Phase 1	Consignia plc	20,500	£1.7m	£2.3m	£13.8m
Phase 2	EGL Logistics Ltd	11,300	£1.1m	£1.4m	£6.2m
Blythe Valley Park					
(BVP Developments) Plot D3	Vodafone Ltd	3,700	£0.7m	£0.7m	£5.1m
Plot E1	BG Holdings T/A Centrica	11,150	£2.2m	£2.2m	£13.0m
Plot P1	Virgin Active Ltd	5,100	£0.5m	£0.5m	£3.2m
Plot D1	St James Place Capital Plc	1,850	£0.4m	£0.4m	£2.5m
Redditch					
(BL Gazeley) Plot 2	SP Group Ltd	10,600	£0.7m	£0.7m	£5.0m
Cambridge (BL Universal)	Asda Stores plc	6,500	£1.3m	£1.3m	£7.7m
Cherrywood (Cherrywood Properties)					
Block H	(under offer)	6,900		£1.1m	£12.8m
Block E	(784 sq m u/o)	2,350		£0.4m	£4.0m
Block D	Giraffe nursery	530	£0.1m	£0.1m	£5.0m
	(418 sq m u/o)	1,370		£0.2m	
TOTAL		**112,680**	**£15.2m**	**£25.3m**	**£187.9m**
British Land's share			**£12.2m**	**£21.2m**	**£155.1m**

90% by area of completed development is let or under offer.

Committed Projects, as at 31 March 2002

Project	Prime Use	Size sq m	Cost *	PC + (est.)	ERV	Pre-lettings (sq m if part)
1 Plantation Place	Office	50,500	£201.4m	Q2 2004	£27.9m	Accenture (34,800)
2 Plantation Place	Office	14,500	£75.2m	Q2 2004	£8.4m	
10 Exchange Square	Office	15,100	£52.7m	Q2 2004	£8.7m	
Centre West, East Kilbride	Retail	26,600	£67.8m	Q1 2003	£6.1m (net)	Debenhams Next (13,025)
Teesside	Retail	3,900	£2.9m	Q3 2002	£0.7m	Comet (2,800)
Dumbarton	Retail	200	£0.4m	Q3 2002	£0.1m	KFC
Colchester	Retail	1,350	£6.6m		£0.6m	Comet
BlytheValley, Plot 3 (BVP Developments)	Office	1,850	£2.8m	Q4 2002	£0.3m	
Cambridge (BL Universal)	Retail	600	£0.9m	Q3 2002	£0.1m	Multiyork
Thatcham (BL Gazeley)	Distrib-ution	33,100	£13.3m	Q4 2002	£2.9m	Scottish & Newcastle
Total		**147,700**	**£424m**		**£55.8m**	85,875
Cost to Complete			**£344m**			
British Land's share			**£336m**		**£54.2m**	

* Construction cost
+ Practical completion

58% by area of committed projects are pre-let.

London, City – Offices:

1 Plantation Place, Fenchurch St EC3 – comprises 50,500 sq m (543,750 sq ft) net of which 34,800 sq m (375,000 sq ft) of offices was pre-let to Accenture in September 2001. Accenture has options to take up to a further 14,000 sq m (150,000 sq ft) prior to practical completion. Construction commenced in October 2001 and the works remain on programme to complete in Q2, 2004. Some 75% of the project has now been procured within budget.

2 Plantation Place, Mincing Lane EC3 – Planning permission for an enlarged second phase comprising 14,500 sq m (156,500 sq ft) has been obtained. Construction is programmed to commence in September 2002.

10 Exchange Square, Broadgate EC2 – will comprise 15,100 sq m (162,400 sq ft) net of offices and other accommodation on the western side of Exchange Square. Demolition of the building known as Hamilton House has commenced. Procurement of construction is underway to facilitate a start in September of this year with completion in Q2 2004. The new building will provide a valuable addition to the Broadgate estate.

Provincial – Retail:

Centre West, East Kilbride – Construction of this 26,600 sq m (286,600 sq ft) shopping centre adjoining The Plaza, commenced in March 2001 and is scheduled for completion Q2, 2003. The scheme is anchored by an 11,150 sq m (120,000 sq ft) Debenhams Department Store and a 1,400 sq m (15,000 sq ft) Next Store. Letting of the remaining units is progressing well. The development is being undertaken in partnership with South Lanarkshire Council.

Teesside Retail Park, Stockton-on-Tees – A further phase of development totalling 3,900 sq m (42,000 sq ft) of retail warehouse accommodation has commenced, of which 2,800 sq m (30,000 sq ft) has been pre-let to Comet.

Provincial – Industrial and Distribution:

Mill Park, Thatcham – BL Gazeley secured planning consent for 65,870 sq m (709,000 sq ft) of industrial and distribution accommodation and entered into a pre-letting agreement with Scottish & Newcastle PLC for the construction of a 33,100 sq m (356,000 sq ft) distribution facility. Construction commenced on site in March 2002.

Development Programme, next stage

Project	Location	Prime Use	Planning Status	Size sq m
Lime Street	City	Office	Application	49,600
Caroone House	City	Office	Application	11,800
York House	West End	Office	Detailed	12,800
Swiss Centre	West End	Office	-	9,800
Feltham Phase 3	Provincial	Distribution	Detailed	9,000
Theale	Provincial	Office	Detailed	11,700
Teesside Phase 3	Provincial	Retail	-	16,600
Coventry	Provincial	Office	Outline	79,000
Dumbarton	Provincial	Retail	Detailed	1,900
201 Bishopsgate (Broadgate Plaza)	City	Office	Revised Application	68,500
Cambridge (BL Universal)	Provincial	Retail	Detailed	1,800
Blythe Valley Park (BVP Developments)	Provincial	Office	Outline	56,700
Enfield, Redditch & Thatcham (BL Gazeley)	Provincial	Distribution	Outline	112,400
Cherrywood	Ireland	Office	Zoning	181,300
TOTAL				622,900

The total estimated rental value of this next stage of the development programme is £145 million and the construction cost is in the region of £1.15 billion.

London, City – Offices:

201 Bishopsgate, EC2 – A revised planning application has been submitted which increases the net accommodation to 68,500 sq m (737,300 sq ft). The building will offer unrivalled accommodation for both professional and financial occupiers.

51 Lime Street, EC3 – An application for planning permission for a building of 49,600 sq m (534,000 sq ft) was submitted in March 2002 following a period of consultation with the Corporation of London.

Caroone House, EC4 – Detailed discussions with the Corporation of London have been concluded and an application for planning permission for a building of 11,800 sq m (127,000 sq ft) has recently been submitted.

London, West End – Offices:

York House, Great Cumberland Place, W1 – Detailed design work is well advanced permitting a start on site in Q2, 2003, to construct 8,500 sq m (91,500 sq ft) of offices, 2,400 sq m (26,000 sq ft) of residential and 1,900 sq m (20,500 sq ft) of retail, leisure and storage.

Provincial Developments:

Blythe Valley Park, Solihull – A Business Park development on a 69 hectare (170 acres) site with direct access from the M42 motorway. Of the 111,500 sq m (1.2 million sq ft) potential, 34,400 sq m (370,000 sq ft) has been completed to date including 21,800 sq m (235,000 sq ft) completed during the year, with further lettings to Logica and St James Place Capital PLC.

Lakeside, Theale – In partnership with Countryside Properties, the Company has secured a revised planning approval for an 11,700 sq m (126,000 sq ft) net office development. Initial site preparation works have commenced.

New Century Park, Coventry – This 60.7 hectare (150 acre) site currently occupied predominantly by Marconi was purchased in August 2001. 4 hectares (10 acres) was immediately sold for residential development. The Company has obtained outline planning permission for 79,000 sq m (850,000 sq ft) of new office and industrial development. The project will be developed on a phased basis.

Heathrow Gateway, Feltham – Following completion of a 20,500 sq m (221,000 sq ft) distribution centre for Consignia and a 11,300 sq m (121,500 sq ft) distribution unit, which was let on completion to EGL Global Logistics, an improved planning consent is now being sought for the final phase of development comprising a 9,000 sq m (97,000 sq ft) unit.

Delta Park, Enfield – BL Gazeley purchased an 8.9 hectare (22 acre) site with an 8,400 sq m (90,000 sq ft) building at Delta Park for the development of up to a further 31,700 sq m (341,000 sq ft) of warehouse and distribution facilities.

Ravensbank Business Park, Redditch – On this 14 hectare (35 acre) site BL Gazeley has built, let and sold a unit of 10,600 sq m (114,000 sq ft) and has planning consent for a further 59,000 sq m (636,000 sq ft) of warehouse and distribution facilities.

Cherrywood, Dublin – This is a master-planned mixed use development on a site of 170 hectares (420 acres) situated 8 miles south of Dublin at Loughlinstown being undertaken in joint venture with Dunloe Ewart PLC. The development incorporates a Science and Technology Park totalling 102,000 sq m (1.1 million sq ft) of accommodation with scope for significant further expansion, a golf course and a district centre of mixed use, including retail, offices, residential, hotel and leisure. During the course of the year the joint venture has completed the development of 11,150 sq m (120,000 sq ft) in three buildings. Lettings in respect of each building have been agreed.

Robert Bowden Property Investment Director
28 May 2002

Principal Investment Properties

Central London Offices

The Broadgate Centre, London EC2

All Broadgate properties are freehold or virtual freehold (999 year leases at rents of £50 or less per annum without review) unless otherwise stated. The present estate was completed in phases between 1984 and 1991, incorporating mechanical and electrical services which permit ongoing flexible updating of tenants' space as technology and operating requirements change. This approach to construction will continue with 10 Exchange Square and 201 Bishopsgate which are being prepared for development as the next phases of the scheme.

Broadgate now provides office, retail and leisure accommodation totalling some 360,000 sq m (3,900,000 sq ft) on 13 hectares (32 acres) which will increase to 446,000 sq m (4,800,000 sq ft) on completion of the next phases. The Estate adjoins the major transport interchange of Liverpool Street, with mainline and underground stations, in the City of London. It is a distinctive environment, for approximately 30,000 employees of some of the world's largest corporations and leading professional practices.

Building	Area sq m	Principal Tenants	Next Rent Review Dates
1, 2 and 3 Finsbury Avenue	44,600	UBS Warburg and Henderson Administration	June – Sept 2002
1-3, 4, 6 Broadgate and Broadgate Circle	74,800	Lehman Bros, Tokyo Mitsubishi and Henderson Administration	Dec 2001 – Feb 2004
100 Liverpool Street	35,400	UBS Warburg	Dec 2003
135 Bishopsgate	33,400	NatWest	Feb 2004
155 Bishopsgate	38,100	Baring Investment Services	July 2004 – March 2006
175 Bishopsgate	35,750	European Bank for Reconstruction & Development	Dec 2006
199 Bishopsgate	13,400	ABN AMRO Holdings	Sept 2003 – Sept 2005
Broadwalk House	27,800	Credit Lyonnais and Ashurst Morris Crisp	July 2004
Exchange House	35,700	Herbert Smith, Foreign & Colonial and Société Generale	Oct 2005
10 Exchange Square (Hamilton House)		Demolition/preparation for redevelopment – planning consent granted for 15,100 sq m	
1 Exchange Place (125 year leasehold)	4,000	The Broadgate Club	June 2003
1 Appold Street	17,100	Deutsche Bank	
201 Bishopsgate (50% owned in joint venture)		Site held for development – planning consent granted for building 66,000 sq m	

Broadgate Estates Limited, a wholly owned subsidiary of British Land, maintains the external and common areas, which are undergoing further improvements. The community website, www.vicinitee.com developed by Broadgate Estates, is

expanding. A registered user base in excess of 6,000 people has access to its range of information which includes local travel, events and special offers.

Aggregate passing rent from Broadgate is £156 million per annum; the weighted average lease length is 16.4 years. The value at March 2002 is £2.836 billion.

The following Sensitivity Analysis has been prepared by Atis Real Weatheralls and illustrates the possible impact on value that changes in yield and rental might have.

BROADGATE SENSITIVITY ANALYSIS (MARCH 2002)

Nominal Equivalent Yields	Capital Values at various rentals and yields (£ million)				
5.50%	£3,102	£3,221	£3,351	£3,480	£3,610
5.75%	£2,964	£3,078	£3,201	£3,324	£3,447
6.00%	£2,839	£2,946	£3,064	£3,181	£3,298
6.23%	£2,773	*£2,836*	£2,948	£3,060	£3,173
6.50%	£2,613	£2,711	£2,817	£2,924	£3,031
Net Effective Estimated Rental Values (per sq ft)	**£52.50**	**£55.00**	**£57.50**	**£60.00**	**£62.50**

Notes:

Estimated Prime Zone A:

An Estimated Rental Value of £55.00 per sq ft was used as a base. This is the rate applied to the majority of the accommodation at Broadgate in our reported book value. Percentage adjustments were applied to this base to reach £52.50, £57.50, £60.00 and £62.50.

The sensitivity applies as equal proportional change in all rental values across the scheme.

Values have been rounded to the nearest million.

Nominal Equivalent Yields:

The Nominal Equivalent Yields are calculated assuming rents are received annually in arrears which is usual valuation methodology. In practice, however, rents are received quarterly in advance.

Properties Included:

1 Finsbury Avenue	6 Broadgate	199 Bishopsgate
2 Finsbury Avenue	8-12 Broadgate	Broadwalk House
3 Finsbury Avenue	135 Bishopsgate	Exchange House
1, 2, 3 Broadgate	155 Bishopsgate	Broadgate Health Club
4 Broadgate	175 Bishopsgate	

Regent's Place, London NW1

This thriving West End business quarter is now home to major tenants including HM Government, Abbey National, Bank One, Sema and Hodder Headline.

Regent's Place is a 4.2 hectare (10.4 acre) mainly freehold site with a major Euston Road frontage and close to Euston mainline and underground stations. Two new buildings, the 18,500 sq m (199,000 sq ft) headquarters building for Abbey National plc at 2 & 3 Triton Square and the 350 Euston Road building with 12,000 sq m (130,000 sq ft) offices and retail accommodation are complete, incorporating broadband technology. The total floor area of the estate is now 114,100 sq m (1,228,000 sq ft), which will increase with the redevelopment of the north-east quadrant of the site, currently the subject of initial master planning and massing studies. Ultimately the site is projected to cater for a working population of some 10,000 people.

The needs of the working community are currently met within Regent's Place by a Sainsbury's convenience supermarket, Holmes Place Health Club and food and coffee outlets provided by Starbucks and Pret a Manger, plus a large crèche. 350 Euston Road incorporates further retail units which will be available for letting to a mix of tenants.

The large public square, expected to be completed shortly, will provide landscaped open space facilities for all occupiers of the estate. Broadgate Estates continues to manage the external and common areas. The www.vicinitee.com community website, referred to under Broadgate, also extends to Regent's Place.

Since the launch of the Regent's Place Travel Plan in April 2001, local transport issues have been regularly reviewed between the estate occupiers, Camden Council, the Metropolitan Police, surrounding businesses and Transport for London. The transport initiatives at Regent's Place are now featured in two Government best practice guidance documents on Travel Plans.

Building	**Area sq m**	**Principal Tenants**	**Next Rent Review Dates**
1, 4 & 7 Triton Square	16,550 offices 2,900 retail & leisure	Bank One and Sema Holmes Place and Kids of Wilmslow (crèche)	Feb 2002 – Sept 2003
2/3 Triton Square	18,500 offices	Abbey National	April 2007
338 Euston Road	10,330 offices	BT, Hodder Headline and Regus	April 2001 – Nov 2003
350 Euston Road	11,100 offices 900 retail		
Euston Tower	32,500 offices 1,000 retail	Secretary of State for the Environment Sainsburys, Pret a Manger and Starbucks	March – May 2005
North East Quadrant	16,100 educational, residential & commercial	University of Westminster and West Hampstead Housing Association	For redevelopment
Jellicoe House	4,200 residential & retail	Private individuals	For redevelopment

Total current net annual income from Regent's Place (excluding properties for redevelopment and properties where rent free periods are unexpired) is £18 million; the weighted average lease length is 16.5 years.

Ludgate and Watling House, London EC4
(50% owned in joint venture)

Located in the much improved Mid-Town, the Ludgate Estate consists of 4 office and retail buildings. The tenure for Fleet Place and New Bridge Street is a virtual freehold 999 year leasehold at a peppercorn rent without review. Watling House is held on a 150 year head lease.

The development of 1 and 10 Fleet Place and 100 New Bridge Street, completed in 1992, was an urban regeneration of land previously occupied by railway lines which are now re-sited below ground. Watling House was developed in 1998. The standards of construction, finish and services are similar to those found at Broadgate.

The principal tenants include Denton Wilde Sapte, Scottish Widows, Clydesdale Bank, Dow Jones, MCI WorldCom, Baker & McKenzie and CrestCo (the Stock Exchange settlement company).

The total net rental income from Ludgate is £23.3 million per annum.

122 Leadenhall Street, London EC3

This 16,650 sq m (179,150 sq ft) office building is on a freehold site of nearly 0.4 hectares (1 acre) situated opposite the Lloyds of London building in the City's insurance district. Tenants include Credit Agricole and Banque Indosuez with the retail space of 812 sq m (8,740 sq ft) principally let to Marks & Spencer. The building was first constructed in 1969 and substantially rebuilt in 1996.

The passing rent for this property is £6.7 million per annum.

Retail

Meadowhall Shopping Centre, Sheffield

Meadowhall is one of the largest and most successful shopping centres in the United Kingdom. The freehold Centre has excellent transport links, with direct access to junction 34 of the M1 motorway, free parking for more than 12,000 vehicles, and an on site transport interchange with train, tram and bus services which are used by around 20% of visitors. Following the recent purchase of additional adjoining land of 18 hectares (44 acres) the total Meadowhall site is 68 hectares (167 acres).

The fully enclosed two level mall has a gross lettable area of 132,000 sq m (1,420,000 sq ft). There are 195 shop units, 10 anchor stores, an 11 screen Warner Village cinema, 28 speciality kiosks and 21 mall kiosks, all arranged in several distinctive areas; 27 restaurants and cafes, including the Oasis food court, together

provide seating for some 3,300. Anchor stores are Marks & Spencer, House of Fraser, Debenhams, Next, Allders Home, Sainsburys, WH Smith, Boots, H&M and BHS.

Meadowhall continues to be attractive to both retailers and their customers. For multiple retailers at Meadowhall, 80% of their units are in the top 10 performing outlets of their company, for 26% they are the retailers' best performing outlet in the country. Customer visits continue to increase, up by a further 300,000 visits in the year to December 2001 to a total of 24.1 million. Average spend per party in the December 2001 peak survey was £146.40 per visit, up 0.4% on the equivalent period in the previous year. During the off-peak survey in June 2001, spend was £98.93, up 12.4%.

Several initiatives were successfully launched in the last twelve months: the remodelled Meadowhall website won Business Internet Magazine's "Best Website Design" and "Best Overall Website" awards and now receives up to 78,000 "hits" per day; Go Shop, the customer loyalty programme launched Autumn 2001, has already attracted more than 50,000 subscribers who are incentivised to visit the Centre to find out about special offers and events via email, text message and interactive kiosks located throughout the Centre; the installation of a fibre optic network has facilitated the introduction of the Go Shop kiosks as well as a retailer intranet which enables fast and efficient communication at the Centre and already has 170 retailers connected; and the centre management team has built upon their earlier successes in being awarded the British Safety Council's 5 Star Environmental Management Audit and Sword of Honour in recognition of achievement of high standards of safety.

The rents passing are £62.4 million per annum and this is expected to increase to approximately £67 million per annum when the outstanding rent reviews and lettings have been completed. The weighted average lease length is 18 years. The value at March 2002 is £1.28 billion.

Eastgate Shopping Centre, Basildon

The Eastgate Centre represents a major part of Basildon town centre. The total floor area is 68,100 sq m (732,750 sq ft). The retail malls contain 2 anchor stores and 116 units, with a multi-storey car park. The major stores are let to Allders (18,600 sq m/200,000 sq ft), Savacentre (15,300 sq m/164,200 sq ft) and Primark. The 3 office buildings provide 11,800 sq m (127,000 sq ft), let to tenants including CGNU and the Secretary of State.

After current rent reviews the total rent from this freehold Centre is expected to be £8.23 million per annum.

The Plaza Centre and Plaza Tower, East Kilbride, Scotland

This enclosed freehold shopping centre was originally constructed in 1972 and refurbished in 1989. In 2000 the Centre was enhanced by the creation of a new atrium which in addition to providing further floor area, will provide the link to the current phase of new development known as Centre West, referred to in the Development section of this report.

The existing Centre contains 28,000 sq m (300,000 sq ft) of retail space. The Plaza Tower office building has 15,000 sq m (161,000 sq ft). There is also a 990 space multi-storey car park.

Major retailers including Marks & Spencer, BHS, Boots, Somerfield and WH Smith are represented at the Centre. Total rents passing from The Plaza retail and offices are approximately £5.48 million per annum.

The Peacocks Centre, Woking

This long-leasehold property is now wholly owned (excluding the leisure centre) by British Land. Completed in 1992, the Centre is fully enclosed and is the prime scheme in Woking.

There are three principal levels of retail trading around a glazed atrium. The total floor area is 29,700 sq m (320,000 sq ft) with car parking for 2,350 cars. The scheme is anchored by Allders (12,700 sq m/137,000 sq ft), Marks & Spencer Food Store, Primark, TK Maxx and Woolworths. In a further 80 retail units tenants include Next, Monsoon, Accessorize, River Island and Virgin. There is also a direct link to the adjacent Toys R Us Superstore, which is not in the Company's ownership. The lower trading level has a 400 seat food court with popular offers from Aroma, Sbarro and KFC plus some independent specialists.

The total rent passing is approximately £5.5 million per annum.

Serpentine Green Shopping Centre, Hampton, Peterborough
(50% owned in joint venture)

Serpentine Green is located in Hampton on the southern outskirts of Peterborough at the junction of the A15 and A1139 and a short distance from the A1.

The covered Centre, completed in 1999, comprises a Tesco Extra superstore of 12,100 sq m (130,000 sq ft) plus a further 26 units, including a dedicated catering area, adding a further 15,600 sq m (168,000 sq ft). Tenants include Boots, H & M Hennes, Carphone Warehouse, New Look, Gap, Next and WH Smith.

The Centre has 2,158 car spaces and a petrol station operated by Tesco.

Total annual rent will be £5 million per annum when the letting of the remaining small vacant unit is concluded.

Supermarkets

British Land's supermarket portfolio contains a total of 91 properties well spread across locations in England, Wales and Northern Ireland.

	Number of Stores	Floor Area sq m	Site Area hectares	Car Spaces
Wholly Owned				
Sainsburys	41	263,200	93.1	16,822
Somerfield	28	58,960	11.5	3,231
Other	2	4,250	0.8	207
Total	71	326,410	105.4	20,260
50% Owned in joint venture				
Sainsburys (BL Universal)	3	17,290	5.4	1,777
Tesco (BL Tesco joint ventures)	14	95,060	51.1	7,624
Safeway (BL Universal)	3	10,740	3.3	663
Total	20	123,090	59.8	10,064
Combined Total	**91**	**449,500**	**165.2**	**30,324**

The average rent from the properties is £197 per sq m (£18.29 per sq ft).

A further 14 supermarkets are included in the retail park portfolio, with a total of 53,600 sq m (577,000 sq ft).

Out of Town Retail Warehouses

British Land's portfolio includes 42 retail parks with a total of 286 units, plus 31 solus units on a total site area of 204 hectares (503 acres) with a floor area of 511,000 sq m (5,500,000 sq ft).

Teesside Retail Park, Stockton on Tees

This freehold property is located at the intersection of the A66 and A19 trunk roads between Stockton on Tees and Middlesbrough.

Phase 1 was purchased in 1992 and following extension in 1998 provides 31,500 sq m (340,000 sq ft) of open A1 retail floor space on a site of 19 hectares (47 acres). There are 28 units where retailers include Currys, PC World, Boots, JJB Sports, Carpetright, Sports Soccer, Homebase and Mothercare.
The total rent passing has increased to £5 million per annum.
Phase 2 is a 3.3 hectare (8.1 acre) site, purchased in 1998. Located on the Park's principal access, it has planning consent for 1,500 sq m (16,300 sq ft) of restaurant and 3,900 sq m (42,000 sq ft) of retail floor space. Units of total 1,090 sq m

(11,700 sq ft) have been constructed and let to KFC, TGI Fridays and Frankie and Benny's. In respect of the retail space, construction has commenced and 2,800 sq m (30,000 sq ft) is pre-let to Comet.

Phase 3, an 11 hectare (27 acre) site, surrounds the existing leisure development (not in the Company's ownership) and is available for development for commercial uses. A planning consent in respect of part of the site for a 100 bedroom hotel and a public house is in place. The development plan includes further commercial use and a second Park access, as well as a bus interchange.

The Pets at Home unit comprising 740 sq m (8,000 sq ft) and the reversionary interest in the adjoining Toys R Us are also in the Company's ownership.

Greyhound Retail Park, Chester

This freehold retail park investment was purchased in 1992 and is located to the west of the Town Centre close to other areas of retail warehousing. The Park extends to 19,100 sq m (205,000 sq ft) of mainly retail floor space. There are also two leisure units (cinema and bowling alley) where the rents are based on retail values. Tenants include Carpetright, Kingsbury Furniture, DFS, Pets at Home and Powerhouse. Almost all the retail units have a valuable open A1 non food planning consent.

The total passing rent is £3.4 million per annum.

The Kingston Centre, Kingston, Milton Keynes
(50% owned in joint venture)

The Kingston Centre was constructed in 1992 on a freehold 14 hectare (35 acre) site on the A421, close to junctions 13 and 14 of the M1 motorway and provides a total of 21,200 sq m (228,000 sq ft) of open A1 retail space.

The Centre includes a 12,700 sq m (136,400 sq ft) Tesco Extra superstore with a petrol filling station and five retail warehouses totalling 7,400 sq m (79,300 sq ft). In addition, there is a covered shopping mall with 12 units totalling a further 1,150 sq m (12,400 sq ft), a drive-thru McDonalds, a public house, a car showroom and a car wash. Tesco have an overriding lease covering the superstore and mall units. Tenants of the retail warehouses are Boots, Mothercare, Benson's Bed Centre, Focus DIY and Holiday Hypermarket. Planning consent has recently been granted for a further retail warehouse unit.

The total current rent is £3.5 million per annum.

The Beehive Centre, Coldhams Lane, Cambridge
(50% owned in joint venture)

The site extends to 7 hectares (17 acres) with a frontage to Coldhams Lane, off Newmarket Road, where other major retailers are represented. Accommodation includes 11 non-food retail units totalling 14,200 sq m (152,800 sq ft) and a newly constructed supermarket of 6,500 sq m (70,000 sq ft) let to Asda. A further retail unit of 570 sq m (6,100 sq ft) is under construction, having been pre-let to Multiyork Furniture. Other tenants include Carpetright, Homebase, JJB Sports and Currys.

Rental income will be £3.76 million per annum following completion of the Multiyork unit later this year.

Homebase D.I.Y. Stores

The Company purchased during the year a predominantly freehold portfolio of 22 Homebase stores located mainly in the South East of England. Annual rents total £11.5 million which averages £143.30 per sq m (£13.32 per sq ft) and all are let on 20 year leases from December 2000. Total floor area is 80,400 sq m (865,000 sq ft).

Joint Ventures

Introduction

British Land has entered into 15 joint ventures to hold £3.2 billion of properties primarily in the areas of retail, leisure, residential and development. British Land's share of £1.6 billion (2001: £1.5 billion) is financed to the extent of £0.8 billion (2001: £0.8 billion) with external debt, of which only £33 million is guaranteed by British Land. The net investment in joint ventures at the year end is £0.7 billion (2001: £0.7 billion).

Joint Venture Model

All British Land's joint ventures share a common framework:

- A separate entity formed to own property;
- The joint venture company is controlled on a 50:50 basis by a board on which each partner is equally represented (with no casting votes);
- The joint venture is established with a specified term, at the expiry of which, unless otherwise agreed, it will terminate in accordance with the terms agreed at the outset. There are however, provisions for early termination if the partners reach deadlock; and
- The joint venture is funded by a varying combination of equity and subordinated loans (which enable income to be received gross) from the two partners, and by third party finance.

British Land has proven its sustained ability to work constructively with other major companies, and its reputation enables it to continue to attract new ventures.

Joint Venture Rationale

Joint ventures benefit British Land because:

- They have provided access to desirable properties that were not on the market and enhance negotiations with tenants across a greater number of locations;

- They are able to raise finance on the strength of their own balance sheets with minimal or no support from either partner, thereby significantly lowering the initial equity investments and enhancing the returns on capital;

- They restrict the risks associated with a specific property investment or development by sharing the investment with a partner; and

- British Land earns fees from services provided to joint ventures.

Joint Venture Activity

The key activities of the joint ventures during the year are:

- Acquisition of the remaining 50% interest in the Peacocks Centre Partnership, from our joint venture partner, Alecta, for approximately £31 million. The Peacock Centre, Woking is now 100% directly owned by British Land.

- Establishment of a new joint venture, BL Davidson with Manny Davidson (and his family interests) in September 2001, to acquire Asda Property Holdings plc. The Asda portfolio of circa 80 properties comprises principally retail warehousing and Central London offices totalling approximately £480 million.

- BL Universal has continued to rationalise its portfolio, with sales in excess of 100 properties, principally high street shops, for total proceeds of £177 million.

- BL Rank Properties has reduced its leisure portfolio following the disposal of 4 bingo clubs and a cinema for £19.3 million.

- Following the sale of 151 public houses in June 2001 to Scottish & Newcastle for £111 million, The Public House Company has purchased 24 new public houses at a cost of £24 million in March 2002.

Other joint ventures have continued to rationalise and upgrade their portfolios through acquisitions, disposals and redevelopment of assets.

Summary of British Land's share in joint ventures

	2002 £m	2001 (restated) £m	Change £m
Profit and loss account			
Gross rental income	98.5	85.5	13.0
Operating profit	88.6	76.5	12.1
Disposal of fixed assets	(2.5)	3.7	(6.2)
Net interest - external	(50.0)	(45.7)	(4.3)
Net interest - shareholders	(16.1)	(16.0)	(0.1)
Profits before tax	20.0	18.5	1.5
Balance Sheet			
Gross assets	1,689.6	1,580.6	109.0
Gross liabilities	(962.4)	(876.4)	(86.0)
Net investment	727.2	704.2	23.0
Number of joint ventures	15	15	

Investment Joint Ventures

A Company profile for each investment joint venture is set out below.

British Land also has four joint ventures for sharing the skills, risks and rewards of carrying out specific development projects with our partners. These joint ventures are discussed within the Developments section of this report.

BL Universal PLC

JV Partner: *The Great Universal Stores P.L.C.*
Date Established: *February 1997*
Portfolio: *149 principally retail properties with a value of £812.6 million*

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net Investment £m	BL's share investment £m	Net debt/ properties %
62.4	53.3	849.0	(402.6)	446.4	223.2	40.1

BL Universal was established in February 1997 when it acquired 982 properties from the GUS group. Since then the joint venture has repositioned its portfolio, which currently stands at 149 predominately retail properties, comprising retail warehouse parks, prime high street shops, shopping centres and superstores. In total, the joint venture has sold around 828 properties and reinvested the proceeds primarily in retail parks. More recently sales have repaid debt and returned cash to the partners.

The core portfolio includes: an office building at 133-137 Houndsditch, London EC3; a 50% interest in the Microsoft Campus at Thames Valley Park; The Beehive Centre, Cambridge retail park; retail parks in Castle Vale, Birmingham, Westgate Retail Park, Wakefield, and Westside Retail Park, Leeds; and a number of large high street shops in major cities such as London, Glasgow, Manchester, Leeds, Liverpool and Newcastle.

Activity in the year
During the year, the joint venture has disposed of a total of 103 properties for £177.3 million, including the Connswater Shopping Centre and Retail Park in Belfast for £47.3 million.

At the year end, 5 further sales were exchanged and 4 agreed at an aggregate price of £20 million.

At the Beehive Centre, Cambridge, the joint venture has completed a 6,500 sq m (70,000 sq ft) foodstore pre-let to Asda Stores PLC.

Financing
Following property sales, the joint venture has fully repaid the £125.6 million revolving bank loan and has returned £42 million to each partner. At 31 March 2002, the joint venture was financed by £300 million publicly listed debentures and a £45 million bank loan.

Tesco plc

British Land has two joint ventures and a partnership with Tesco plc, which together own £677.7 million of retail properties, comprising 13 superstores, 4 retail parks and 4 shopping centres, all of which are anchored by Tesco Stores, and 2 distribution centres.

BLT Properties Limited

JV Partner: *Tesco plc*
Date Established: *November 1996*
Portfolio: *12 principally retail properties with a value of £238.3 million*

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net Investment £m	BL's share investment £m	Net debt/ properties %
16.2	**15.9**	**252.0**	**(142.2)**	**109.8**	**54.9**	**49.7**

This joint venture owns: 2 retail parks at Harlech and Plymouth; 2 distribution centres in Southampton; and 8 Tesco Superstores.

Activity in the year
Two extensions to superstores at Newport and Formby totalling 3,240 sq m (34,840 sq ft) have been completed. In addition, rent reviews have been settled on

2 superstores and 7 non-food units on the retail parks, with a net increase to rental income of £1.5 million per annum.

The high street store at Southend-on-Sea was sold for £5.9 million, following which the bank loan was reduced.

Financing
The joint venture is now financed by a £130.9 million bank loan. Recourse to each partner on the bank loan is limited to £12 million.

The Tesco British Land Property Partnership

Partner: *Tesco plc*
Date Established: *February 1998*
Portfolio: *2 shopping centres with a value of £94.3 million*

Gross rental income £m	Operating profits £m	Gross assets £m	Gross liabilities £m	Net Investment £m	BL's share investment £m	Net debt/ properties %
8.6	7.9	102.1	(13.9)	88.2	44.1	0.0

The partnership with Tesco plc was established to acquire 12 retail properties from the partners, and in November 1999 sold 9 properties to a newly formed joint venture company, Tesco BL Holdings Limited. The Partnership retains 2 shopping centres at Leicester and Northampton.

Activity in the year
The partnership has sold the Bow Street Shopping Mall, Lisburn to a private Irish investor for £30.4 million.

The 8,040 sq m (86,490 sq ft) extension to Beaumont Leys Shopping Centre, Leicester, including a 2,380 sq m (25,660 sq ft) extension to the Tesco Superstore, has now been successfully completed and is fully let. At the Weston Favell Shopping Centre, Northampton, an extension is currently under construction adding 5,110 sq m (55,000 sq ft) with completion expected in November this year. The anchor units have been pre let to Wilkinsons and Peacocks.

Financing
The Partnership is funded by the partners' contributions.

Tesco BL Holdings Limited

JV Partner: *Tesco plc*
Date Established: *November 1999*
Portfolio: *9 retail properties with a value of £345.1 million*

Gross rental income £m	Operating profits £m	Gross Assets £m	Gross liabilities £m	Net Investment £m	BL's share investment £m	Net debt/ properties %
21.6	**20.7**	**350.5**	**(217.0)**	**133.5**	**66.8**	**59.3**

This joint venture was established to acquire 9 properties from The Tesco British Land Property Partnership comprising: 5 Tesco Superstores; 2 retail parks at Milton Keynes and Bury; a district shopping centre at Lisnagelvin, Londonderry; together with Serpentine Green, a major out of town shopping centre at Peterborough.

Activity in the year
Planning has been received for an additional non-food retail unit at The Kingston Centre, Milton Keynes.

Financing
The joint venture has a loan of £210 million, without recourse to the partners.

BL Davidson Limited

JV Partner: *Manny Davidson, his family and family trusts*
Date Established: *September 2001*
Portfolio: *c.80 mixed retail and office properties with a value of £457.2 million*

Gross rental income* £m	Operating profits* £m	Gross Assets £m	Gross liabilities £m	Net Investment £m	BL's share investment £m	Net debt/ properties %
9.5	**7.1**	**485.2**	**(334.1)**	**151.1**	**75.6**	**58.4**

* For the period from September 2001 to December 2001

This joint venture was established in September 2001 to acquire Asda Property Holdings plc which owns a portfolio of circa 80 properties, comprising principally retail warehousing and Central London offices.

The assets include: Forster Square Retail Park, Bradford; The Wheatley Centre, Doncaster; Standard House, 15/16 Bonhill Street, London, EC2; and Lion Retail Park, Woking.

Financing
The total investment of approximately £238 million is financed by £72 million from each partner and acquisition finance of £94 million, which was initially provided by

British Land. This was repaid in February 2002 by a £114 million facility provided by Royal Bank of Scotland, which includes finance for the ongoing development programme and working capital, and is without recourse to the partners.

<u>BL West Limited</u>

JV Partners: *WestLB, WestImmo and Provinzial*
Date Established: *September 2000*
Portfolio: *4 city offices with a value of £365.2 million*

Gross rental income £m	Operating profits £m	Gross Assets £m	Gross liabilities £m	Net Investment £m	BL's share investment £m	Net debt/ properties %
23.9	22.6	380.5	(276.6)	103.9	51.9	68.3

In September 2000, British Land sold a 50% interest in 4 prime city offices to a new joint venture with WestLB, WestImmo and Provinzial for a total consideration of £357.5 million. British Land retains a 50% interest in the venture and received £307.5 million in cash.

The properties comprise: three office buildings developed in 1992; 1 Fleet Place, Ludgate EC4, 10 Fleet Place, Ludgate EC4, 100 New Bridge Street, Ludgate EC4; and Watling House, 33 Cannon Street EC4, an office building constructed in 1998.

Activity in year
Since March 2001, the joint venture has completed 4 rent reviews on 5,100 sq m (55,000 sq ft), resulting in an increase of £0.6 million per annum to the rents passing.

The joint venture has also granted a new lease to a retail unit and regeared and extended another lease in 1 Fleet Place, and granted a new lease of an atrium base in 100 New Bridge Street, resulting in additional income of £0.1 million per annum.

Financing
The joint venture is financed by a bank loan of £265 million, without recourse to the partners.

<u>BL Fraser Limited</u>

JV Partners: *House of Fraser PLC*
Date Established: *July 1999*
Portfolio: *16 department stores with a value of £209.6 million*

Gross rental income £m	Operating profits £m	Gross Assets £m	Gross liabilities £m	Net investment £m	BL's share investment £m	Net debt/ properties %
14.6	14.1	212.1	(148.0)	64.1	32.1	65.2

This joint venture was established to acquire and lease back 15 of House of Fraser's freehold and long leasehold department stores. Following the acquisition of an additional department store in Bristol last year, the joint venture owns 16 department stores at the year end, comprising some 204,390 sq m (2.2 million sq ft) in high street locations, mostly in major provincial towns and cities.

The properties are all let on 40 year full repairing and insuring leases to House of Fraser with minimum guaranteed uplifts for the first two rent reviews, based upon the higher of a 3% uplift per annum or open market value. The first rent review is due in June 2004.

Activity in year
A profitable sale of the 4,800 sq m (51,300 sq ft) department store in Doncaster was completed in May 2002, at a price of £4.9 million.

Financing
The joint venture is financed by a £139.75 million bank loan, which is without recourse to the partners.

London and Henley Holdings Limited

JV Partners: *Security Capital European Realty*
Date Established: *December 2000*
Portfolio: *66 blocks of flats with a value of £175.4 million*

Gross rental income £m	Operating profits £m	Gross Assets £m	Gross liabilities £m	Net Investment £m	BL's share investment £m	Net debt/ properties %
11.5	7.2	186.3	(121.7)	64.6	32.3	60.2%

In December 2000, British Land acquired a 50% interest in London and Henley Holdings Limited with its former owner, Security Capital European Realty, retaining the other 50%. Each partner contributed £18 million and acquisition finance of £114.5 million was raised.

London and Henley owns a portfolio of 66 properties in Greater London, containing a total of 733 apartments. 70% of the portfolio is located in the Central London area.

The principal assets include: St Marks Apartments, City Road, EC1 and Market View, West Smithfield, EC1.

Activity in year
Since March 2001, the joint venture has sold 3 properties containing 25 apartments for a total of £6 million. A fourth property, containing 114 apartments, is currently being sold, and total expected sale proceeds are £25 million.

In addition, a number of medium term leases have been entered into with serviced apartment operators, and as a result 8 properties containing 258 apartments are now let on this basis, representing approximately 43% of the total rent roll. This has the

dual benefit of eliminating vacancies and reducing related maintenance and overhead costs.

The portfolio showed a strong uplift in value of 7.1% to £175 million at 31 March 2002.

Financing
The bank loan is £114.2 million at the year end, and is without recourse to the partners.

<u>The Public House Company Limited</u>

JV Partner: *Scottish & Newcastle plc*
Date Established: *April 1995*
Portfolio: *152 public houses with a value of £156.2 million*

Gross rental income £m	Operating profits £m	Gross Assets £m	Gross liabilities £m	Net Investment £m	BL's share investment £m	Net debt/ properties %
11.9	**11.2**	**169.7**	**(100.7)**	**69.0**	**34.5**	**50.2**

This joint venture with Scottish & Newcastle plc was established to acquire a portfolio of 306 public houses leased to its subsidiary.

Since 1995, the joint venture has rationalised its portfolio and now owns 152 public houses, totalling approximately 29,080 sq m (313,000 sq ft) of trading area, which are predominately freehold and located in the South of England.

Activity in the year
The joint venture completed the sale of 151 public houses in June 2001 to Scottish & Newcastle for £111 million, and has reinvested £24 million in 24 new public houses. Also, 1 further public house was disposed of for £0.5 million in August 2001.

During the year, the joint venture has settled 22 rent reviews with a net increase to rental income of over £0.1 million per annum.

Financing
The amortising bank loan has been reduced from the proceeds from sales to £88 million. Recourse to each partner on this loan is limited to £16 million.

BL Rank Properties Limited

JV Partners: *The Rank Group Plc*
Date Established: *August 1997*
Portfolio: *14 leisure properties with a value of £111.6 million*

Gross rental income £m	Operating profits £m	Gross Assets £m	Gross liabilities £m	Net Investment £m	BL's share investment £m	Net debt/ properties %
10.9	10.5	132.2	(100.8)	31.4	15.7	65.1

The joint venture initially acquired 21 leisure properties, principally let to Rank, and now retains 13 of those properties comprising 6 bingo clubs, 3 leisure parks, 1 cinema and 3 multi-leisure centres.

Activity in year
The joint venture has sold 4 bingo clubs and a cinema for £19.3 million (including 1 disposal post the joint venture year end), reducing the current number of properties to 13.

Financing
The proceeds from these disposals have been applied in repaying the bank loan, which has been reduced to £75 million following the joint venture year end. Recourse to each partner on this loan is limited to £5 million.

G.E.H. Properties Limited

This joint venture with Conran Holdings Limited and Wyndham International retains a 125 year head lease interest in the Great Eastern Hotel, the recently redeveloped 267 bedroom hotel and restaurants complex situated at Broadgate.

Our Ref. MIG/ML 15 February 2002

Atis Real Weatheralls
Norfolk House
31 St. James's Square
London SW1Y 4JR

For the attention of Mr. Graham Spoor, MRICS

Dear Sirs

Valuations for the year ending 31 March 2002
The British Land Company PLC and various Joint Venture Companies

I confirm our instructions to prepare reports and valuations, for inclusion in the year end Report and Accounts, in respect of the properties owned by the above in the United Kingdom. For this purpose tenancy schedules have been provided to you and will be updated through to 31 March. Your valuation certificates are to include a schedule with all relevant information for each property.

Your valuations are to be prepared on an Open Market basis in accordance with the current Appraisal and Valuation Manual (The Red Book) published by The Royal Institution of Chartered Surveyors which, inter alia, states that the surveyors undertaking the work are to be appropriately qualified.

In accordance with usual market practice your valuations are to be reported net after the deduction of the prospective purchaser's costs, including stamp duty.

You will conduct appropriate inspections of each of the properties and measure in those cases where you have not been provided with floor areas as agreed between the landlord and tenant at the time of rent review or the initial letting. In respect of planning, your surveyors will make their own enquiries of the various planning authorities. You will also refer to title reports and leases either in your possession or made available to you.

These instructions are given on the basis, as previously, that your professional indemnity policy is in place and sufficient on a per claim basis to cover this instruction.

Yours faithfully
for and on behalf of The British Land Company PLC

M.I. Gunston, FRICS
Chief Surveyor

Your ref:
Our ref: GXS/rzn/012760

Norfolk House
31 St James's Square
London SW1Y 4JR

Switchboard 020 7338 4200
Fax: 020 7493 0746
Direct Dial : 020 7338 4286
Personal Fax: 020 7930 9843
graham.spoor@atisweatheralls.com
www.atisweatheralls.com
DX 157 LDE

The Directors
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
LONDON
NW1 4QP

29 April 2002

Dear Sirs

UK PORTFOLIO VALUATION 31 March 2002

In accordance with your instructions we have carried out a valuation of certain freehold, heritable, and leasehold properties in the United Kingdom owned by The British Land Company PLC or its wholly owned subsidiaries in order to advise as to the open market value for balance sheet purposes of these property assets as at 31 March 2002.

We are of the opinion that the total of the open market values of the properties listed on the attached schedules and owned by the Company as at that date is in the sum of:

£7,696,619,173
(Seven billion, six hundred and ninety six million, six hundred and nineteen thousand, and one hundred and seventy three pounds)

	Freehold	Long Leasehold	Short Leasehold
A: Held as investments	£6,862,569,260	£250,637,100	£1,825,000
B: Held for development	£148,237,813		
C: Owner occupied		£13,650,000	
D: In the course of development	£381,600,000	£38,100,000	
Total value	£7,392,407,073	£302,387,100	£1,825,000

The above figures represent the aggregate of the values attributable to the individual properties, and should not be regarded as a valuation of the portfolio as a whole in the context of a sale as a single lot. As in previous years, at 201 Bishopsgate we have as instructed included half of its value, reflecting the nature of the agreement with Railtrack Plc.

Certain properties within the group are held on 999 year or similar length leases, some with the option to purchase the freehold for £1. Others are held predominantly on a freehold basis but include parts held on a long leasehold basis at a peppercorn or nominal ground rent. In calculating the apportionments between tenure types above, we have included these in the freehold category. Short leasehold properties are classified as having less than 50 years unexpired.

City Of London Offices

Although demand in the City fell by over 20% over the last quarter of last year as tenants placed expansion plans on hold, this year has seen several large lettings with take up for quarter one 2002 in the City Core in the order of 800,000 sq ft.

Furthermore, the supply of prime space is still likely to be restricted over the next 2 to 3 years particularly as developments yet to start are unlikely to be completed until the end of 2003/mid 2004 at the earliest. There are very few grade A buildings immediately available; 70 Gracechurch Street, offering 11282 sq m (121,439 sq ft), being the only one complete and vacant in the City Core.

Occupiers are still putting surplus accommodation on the market and this now totals over half the current supply but much of this space is secondary as occupiers consolidate into their better grade stock.

Consequently, whilst there has been no prime rental growth since the letting of 21 Lombard Street in March 2001 at around £62 per sq ft, prime rentals have been steady, despite the limited occupier activity.

For example, the letting at 100 Leadenhall Street to Ace Underwriting at £55 per sq ft, headline is encouraging especially in EC3 and indicates prime core rental levels have held up at pre September 11 levels. Several smaller lettings, for example, in Citypoint at £67.50 per sq ft, also shows that levels have been maintained.

Incentives have however increased, along with supply, on secondary space. Yields for this type of stock are also under pressure. This is partly a function of the debt market, with swap rates and gilts both moving marginally higher.

Prime yields have been, and are likely to be less affected, due principally to the favourable supply/demand conditions in this sub market. For example the only prime large lot size to be sold in the City, since our last valuation date, is 1 Plough Place, which showed 6.35% net initial allowing for 5% costs. 280 Bishopsgate, let for 25 years to Royal Bank of Scotland, has also been sold at an initial yield of 6.25%.

What is notable is that this yield level has been sustained in a market where the institutions have so far not been evident, although they are expected to enter the market which may cause yields to fall. Historically prime City yields have been as low as 5.25%.

Within the portfolio there is now a significant amount of new development either under construction or ready to start. Given the shortage of prime space this appears timely.

At Broadgate, the recent EBRD review was settled at the lower end of expectations, but in very difficult market conditions. Income has none the less increased across the estate and there are still significant reversions due over the next 2 years or so.

West End of London Offices

Signs are already emerging that the softening of rents and asking terms that occurred toward the end of 2001, may be easing. Supply is still low, and just over 5million sq ft of mixed quality space was available at the end of 2001. The vacancy rate rose to just over 6%., but the amount of speculative space on stream is very low and the proportion of space available that is "Grade A" is largely limited to non core locations such as Paddington or the Company's Regent's Place. Take up here illustrates that occupiers have become less location sensitive, provided the appropriate standard of building and environment is available.

The West End continues to benefit from a diverse range of occupiers and short term future supply, particularly in core locations, is limited. Just over 500,000 sq ft is due for completion in Mayfair and St James between now and 2004. Such grade A space is likely to achieve a net £75 per sq ft, representing a £10-15 psf decline from the previous peak, although smaller suites have let recently at higher levels.

Previous concerns that the prime market may have further to fall have largely abated, against a background of a stable domestic economic outlook and signs of renewed growth in the US economy. We are seeing some encouraging signs that occupational enquiries are increasing following a period of very limited activity in the first quarter of 2002.

Investment demand remained steady, reflecting the underlying strength of the market. Although institutional interest has so far remained muted, private buyers, taking advantage of cheap finance, together with the local specialists, helped prime yields stay at around 6-6.25%. Generally purchasers are looking for either long term secure income streams or are looking for refurbishment opportunities as comprehensive redevelopment becomes more difficult.

The interest being shown in the Company's completed 350 Euston Road, indicates sustained demand for quality accommodation situated at good transport hubs.

Retail Warehousing

This sector remains the most popular with investors. In contrast to the mixed picture still emerging from the traditional high street, there seems a consensus that rental

growth prospects out of town remains strong. This is driven by the relative scarcity of new planning consents for out of town schemes. Additionally, there is a willingness on the part of tenants to pay higher levels if need be and yet still trade profitably. Thirdly, the entrance of new players to the out of town occupational market, ensures continued competition for sites.

Added to all this are the long leases and good covenants associated with this type of development.

Several locations where rents seemed to stagnate around the £12psf level have moved forward recently to produce favourable rental evidence, usually as a result of active management initiatives. Arguably these locations may produce easier growth than the higher rented parks as these approach the levels of retailer affordability, at typically around £30 psf, for many non bulky retailers.

As with supermarkets the trend is for extension and reconfiguration of parks to produce the current optimal unit sizes. Larger parks that allow potentially greater flexibility in this are, therefore most in demand with investors.

Yields have generally remained as keen as they were around the time of our valuation in September last year. In a few cases they have sharpened still further - typically larger open A1 parks reflecting increased institutional interest or higher yielding smaller lots where weight of money from private investors has reduced yields.

Provincial Offices

The market, as ever, is location specific. Manchester and Liverpool have both shown increased tenant demand. There is good interest for such multi let properties from local specialist investors who typically adopt a "hands on" active management approach. Potential returns are relatively high, with such properties generally yielding 8% or better.

Elsewhere within British Land's holdings development profits are being realised at such locations as Blythe Valley Business Park, near Solihul, which is one of the Company's joint ventures.

The continued troubles of the telecoms and technology sector companies are reflected in the continuing supply overhanging the "Western Corridoor" – M3/M4 office markets. Debate as to how far rentals may have dropped is hampered by a lack of transactions, as many occupiers have put relocation plans on hold. For the time being, those who are seeking to sublet surplus space remain tight lipped as to incentives and deals available with no significant transactions concluded.

High Street shops

In summary, little news since September . The results of individual retailers remain mixed. Plainly the market is still very competitive and there are winners and losers where nearly all see margins under continuing pressure. Therefore rental growth is forecast to be very slight over the next few years. In some towns investors are concerned that underlying rentals have actually fallen. Institutional interest, has to

date been limited and whilst they were the historical purchasers, we still see yields around 5.75% often for good properties.

The biggest value shifts have occurred amongst smaller sub £2m lots where private investors have bid yields down to historically low levels. Either debt financed or simply seeking a more reliable home for cash than equities or formal pension funds. Such buyers have eroded the margins on properties with over 10 years unexpired good covenants and income.

Industrial

The yield covenant market has kept prices high for well let distribution buildings. We see prime yields for these, especially in Greater London or the South East, at about 6.5%. Rental growth is still forecast for this area, particularly in West London on the back of further expansion of the airport.

Multi let propositions, although having the attraction of break up to owner occupiers, bolstered by cheap finance, have eased in yield terms, reflecting a slight correction from 6 months ago when even short term income streams were bid for based on relatively generous initial yields. Within British Lands various joint ventures substantial development profits are being realised as a number of speculative builds have been pre-let and completed.

Supermarkets

Like other sectors, foodstores have benefited from the eagerness of investors to acquire long, secure income streams. Foodstores have the added benefit of strong residual site values, based on sales to another A1 operator for both food or non food. High values for such buildings have been achieved. These transactions, reflecting trading potential as opposed to pure property investment values, illustrate how low rental levels remain.

In yield terms, recently built prime stores, let to one of the top retailers, with around 20 years unexpired lease terms, will achieve around 6.25% or better. This is evidenced by J. Sainsbury Winchester, which was let off about £20psf, and sold at 6.3% initial yield by this firm on behalf of Lattice- British Gas' Pension Fund.

Several similar sales over the past 9 months suggest that yields have generally improved by around on half per cent to their current level.

Conversely, on the rental side, the occupiers are still succeeding in holding higher rents at what seems to be at unreasonably low levels, the benchmark late teens per square foot level. Growth is however still found amongst the mid range rented properties with the result that differentials between older and newer stores are narrowing.

The operators themselves are still keenly seeking increased sales through extensions of existing sites, in turn creating extra value for landlords of leased stores. British Land has undertaken a number of these. Smaller store concepts such as Sainsbury's

Central and Tesco's Express have also proliferated, taking units in locations and of a size that would previously have been let to independent or smaller regional operators.

Shopping Centres

Yields, in line with high street retail, have remained broadly steady. There has been a good deal of activity with institutional vendors typically selling to property company buyers. Few are purchasing simply in expectation of rental growth - this needs to be worked for, and most deals are said to have "angles". The most significant sale is arguably Hammerson's purchase of The Shires, Leicester. We calculate the equivalent yield here to be around 6.33% based on reversionary values established within the scheme.

Within British Land's portfolio, numerous active management initiatives continue to be pursued at schemes ranging from Meadowhall to East Kilbride where the preletting of a new phase, Centre West, is now progressing very well.

Basis of Valuation

The properties have been valued on an open market basis with the exception of the owner occupied property at Cornwall Terrace, which has been valued on an existing use basis. Open market value is an opinion of the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms, and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

We would draw your attention to paragraph (b) of the above definition of open market value. Given market conditions as at the valuation date, a period of three to six months can be considered a reasonable time in which to effect a sale of any individual property. Our valuation does, however, assume that any sale would be as part of an orderly disposal of such assets and that the market would not be adversely affected by an attempt to dispose of a significant holding over a short period.

Existing use value means an opinion of the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest;

(e) that both parties to the transaction had acted knowledgeably, prudently, and without compulsion;

(f) the property can be used for the foreseeable future only for the existing use; and

(g) that vacant possession is provided on completion of the sale of all parts of the property occupied by the business.

Assumptions and Disclaimers

In our valuation of those classified as completed properties in the portfolio, no account has been taken of any retentions, nor do our valuations make allowance for any outstanding development costs, fees, or other expenditure for which the company may be liable.

Our valuation of the properties in the course of development reflects the stage reached in construction and the costs already incurred at the date of valuation, whilst having regard to the contractual liabilities of the parties involved in the development and any cost estimates which have been prepared by your professional advisers and supplied to us.

This certificate and valuation and the detailed reports attached have been prepared in accordance with the current edition of the Appraisal and Valuation Manual (The Red Book) issued by The Royal Institution of Chartered Surveyors.

Surveys and enquiries upon which all of our valuations are based are carried out by general practice surveyors making appropriate investigations having regard to the purpose of the valuation. The valuers responsible for the work are qualified asset valuers as defined in the new Red Book.

Whilst we have not examined the title documents themselves, we have in all but a very few cases seen your solicitors reports on title and, we have therefore, assumed

that, unless stated otherwise, the interests are not subject to any onerous restrictions, to the payment of any unusual outgoings or to any charges, or rights of way or easements, other than those to which we have referred. We have assumed that any outstanding requirements of the various repairing covenants will be met.

Although we reflect our general understanding of a tenant's status in our valuation, we make no enquiries about the financial status of tenants, and rely upon you to advise us if tenants are in default of rental payments, or where there appear grounds for concern. We assume that appropriate enquiries were made when leases were originally exchanged, or when consent was granted to tenants to assign or underlet.

Details of the nature and extent of the properties, the tenure and tenancies, permitted uses and related matters, have been supplied by you. Where possible this information has been confirmed during our inspection. We have assumed that these details are accurate and that the interests are in all respects good and marketable.

Properties and accommodation occupied by the company or subject to inter-company leases have been valued assuming vacant possession.

We have made oral enquiries of the local planning and highway authorities and the information obtained is assumed to be correct. We have been informed that there are no local authority planning or highway proposals that might involve the use of compulsory purchase powers or otherwise directly affect the properties. No formal searches have been instigated.

The properties included in this report were inspected between February 2001 and March 2002, and were measured in accordance with The Royal Institution of Chartered Surveyors Code of Measuring Practice. The floor areas given are derived from measurements taken on site or have been scaled from the drawings supplied and checked by sample measurements on site.

As we were not instructed to carry out structural surveys or to test any of the service installations, our valuations reflect only the general condition of the properties evident from our inspections and any defects of which we have been made aware as detailed in the individual reports. We assume that no materials have been used in the construction of the buildings which are deleterious, hazardous or likely to give rise to structural defects. We also assume that all relevant statutory requirements have been complied with.

We were not instructed to carry out investigations into ground conditions, and unless otherwise indicated in the individual reports, our valuations assume that the sites are physically capable of development, or redevelopment, when appropriate, and that no special or unusual costs will be incurred in providing foundations and infrastructure.

You have not instructed us to carry out any investigation into pollution hazards which might affect the properties and, unless otherwise indicated, our valuations assume that the properties are not adversely affected by any form of pollution.

Our valuations assume that any building services which incorporate electronic devices necessary for their proper functioning, and the software which operates such devices,

are Millennium compliant, or can be rendered so compliant at no significant cost. You have informed us that no such problems were encountered in the period immediately following the new Millennium.

We include in our valuations those items of plant and machinery normally considered to be part of the building service installations and which would pass with the property on a sale or letting. We exclude all items of process plant and machinery and equipment, together with their special foundations and supports, furniture and furnishings, vehicles, stock and loose tools, and tenants fixtures and fittings.

In arriving at our valuations, no allowance has been made for the costs of realisation, any liability for tax which might arise in the event of disposal or deemed disposal or for the existence of any mortgages or similar financial encumbrances over the properties. Our valuations are exclusive of any VAT.

This valuation is provided for the stated purposes and is for the use only of those to whom it is addressed. No responsibility is accepted to any other party.

No part of this certificate may be reproduced, or reference made to it, without our prior written approval. Furthermore, no reference may be made to the certificate in any other publication without our written approval.

Yours faithfully

The financial information set out above does not comprise the company's statutory accounts. Statutory accounts for the previous financial year ended 31 March 2001 have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985.

The auditors have given an unqualified opinion on the accounts for the year ended 31 March 2002 which will be delivered to the Registrar of Companies following the Annual General Meeting.

Consolidated Profit & Loss Account
for the year ended 31 March 2002

	Note	2002	2001 (restated)+
		£m	£m
Gross rental income		513.8	475.6
Less share of joint ventures	9	(98.5)	(85.5)
Gross rental income - Group		415.3	390.1
Net rental income		386.6	371.8
Profit on property trading		6.8	3.1
Other income	2	9.5	27.5
Administrative expenses		(39.3)	(28.6)
Operating profit		363.6	373.8
Share of operating profits of joint ventures	9	88.6	76.5
Disposal of fixed assets - including amounts from joint ventures (note 9)	3	37.0	32.1
Profit on ordinary activities before interest		489.2	482.4
Net interest payable - before exceptional item	4	(317.9)	(311.3)
Exceptional item	4		(83.6)
Profit on ordinary activities before taxation		171.3	87.5
Taxation	5	(11.9)	(26.3)
Profit on ordinary activities after taxation		159.4	61.2
Ordinary dividends	6	(64.3)	(59.6)
Retained profit for the year		95.1	1.6
Basic earnings per share	1,7	30.8 p	11.8 p
Diluted earnings per share	1,7	30.2 p	11.8 p
Adjusted basic earnings per share *	1,7	32.1 p	13.6 p
Adjusted diluted earnings per share *	1,7	31.5 p	13.6 p
Dividend per share	6	12.4 p	11.5 p

The results stated above relate to the continuing activities of the Group.

+ Restated as set out in note 1.
* Adjusted to exclude the capital allowance effects of FRS 19 as set out in note 1.

Group Balance Sheet
as at 31 March 2002

		Note	2002	2001 (restated)+
			£m	£m
Fixed assets				
Investment properties		8	7,528.3	7,145.9
Investments in joint ventures				
Share of gross assets		9	1,689.6	1,580.6
Share of gross liabilities		9	(962.4)	(876.4)
			727.2	704.2
Other investments		10	12.4	73.7
			8,267.9	7,923.8
Current assets				
Trading properties		8	47.0	53.3
Debtors		11	45.6	148.3
Cash and deposits			366.9	94.2
Total current assets			459.5	295.8
Creditors due within one year				
Convertible bonds		15	(323.0)	
Other creditors		12	(446.5)	(706.0)
			(769.5)	(706.0)
Net current liabilities			(310.0)	(410.2)
Total assets less current liabilities			7,957.9	7,513.6
Creditors due after one year		13	(3,613.7)	(3,057.3)
Convertible bonds		15	(146.7)	(463.9)
Provisions for liabilities and charges		14	(89.6)	(77.9)
			4,107.9	3,914.5
Capital and reserves				
Called up share capital			129.6	129.6
Share premium		18	1,106.2	1,105.3
Other reserves		18	(5.4)	(1.9)
Revaluation reserve		18	2,165.0	2,092.1
Profit and loss account		18	712.5	589.4
Shareholders' funds			4,107.9	3,914.5
Adjusted Net Asset Value (NAV) per share	Basic	17	833 p	802 p
	Fully diluted	17	803 p	774 p

(The NAV per share includes the external valuation surplus on development and trading properties but excludes the capital allowance effects of FRS 19 - see note 1.)

Approved by the Board on 28 May 2002

+ Restated as set out in note 1.

Other Primary Statements
for the year ended 31 March 2002

	2002	2001 (restated)+
	£m	£m
Statement of total recognised gains and losses		
Profit on ordinary activities after taxation	**159.4**	61.2
Unrealised surplus on revaluation:		
- investment properties	**58.9**	528.4
- joint ventures	**48.8**	5.6
- other investments	**(0.1)**	5.6
	107.6	539.6
Exchange movements on net investments	**(0.5)**	(0.7)
Taxation on realisation of prior year revaluations	**(9.7)**	
Total recognised gains and losses relating to the financial year	**256.8**	600.1
Prior year adjustment (see note 1)		
- UITF 28 effect	**1.2**	
- FRS 19 effect	**(91.7)**	
	(90.5)	
Total recognised gains and losses since last financial statements	**166.3**	600.1

	2002	2001 (restated)+
	£m	£m
Note of historical cost profits and losses		
Profit on ordinary activities before taxation	**171.3**	87.5
Realisation of prior year revaluations	**33.6**	66.5
Taxation on realisation of prior year revaluations	**(9.7)**	
Historical cost profit on ordinary activities before taxation	**195.2**	154.0
Historical cost profit for the year retained after taxation and dividends	**119.0**	68.1

+ Restated as set out in Note 1.

Other Primary Statements
for the year ended 31 March 2002

	2002	2001 (restated)+
	£m	£m
Reconciliation of movements in shareholders' funds		
(excluding valuation surplus on development and trading properties)		
Profit on ordinary activities after taxation	**159.4**	61.2
Ordinary dividends	**(64.3)**	(59.6)
Retained profit for the year	**95.1**	1.6
Revaluation of investment properties and investments	**107.6**	539.6
Exchange movements on net investments	**(0.5)**	(0.7)
Taxation on realisation of prior year revaluations	**(9.7)**	
	192.5	540.5
Shares issued	**0.9**	0.8
Increase in shareholders' funds	**193.4**	541.3
Opening shareholders' funds as previously stated	**4,005.0**	3,449.6
Prior year adjustment (see note 1)	**(90.5)**	*(76.4)*
Opening shareholders' funds as restated	**3,914.5**	3,373.2
Closing shareholders' funds	**4,107.9**	3,914.5

+ Restated as set out in note 1.

Group Cash Flow Statement
for the year ended 31 March 2002

	Note	2002	2001 (restated)+
		£m	£m
Net cash inflow from operating activities	16	**382.4**	380.3
Dividends received from joint ventures		**25.2**	0.8
Return on investments and servicing of finance			
Interest received		**59.9**	10.2
Interest paid (including £83.6m premium on bonds repurchased - see Note 4)		**(366.1)**	(342.7)
Dividends received		**5.1**	6.8
		(301.1)	(325.7)
Taxation paid		**(7.7)**	(26.1)
Net cash inflow from operating activities and investments after finance charges and taxation		**98.8**	29.3
Capital expenditure and financial investment			
Purchase of investment properties		**(426.1)**	(227.3)
Purchase of investments		**(8.5)**	(9.8)
Sale of investment properties		**148.9**	403.6
Sale of investments		**158.4**	47.1
		(127.3)	213.6
Acquisitions and disposals			
Purchase of subsidiary company			(8.0)
Investment in and loans to joint ventures		**(176.0)**	(134.7)
Sale of shares in and loans repaid by joint ventures		**150.5**	10.8
		(25.5)	(131.9)
Equity dividends paid		**(60.6)**	(57.5)
Net cash (outflow) inflow before management of liquid resources		**(114.6)**	53.5
Management of liquid resources			
Increase in term deposits		**(281.5)**	(1.0)
Financing			
Issue of ordinary shares		**0.9**	0.4
Issue of Sainsbury supermarkets securitised debt		**575.0**	
Issue of Meadowhall Shopping Centre securitised debt		**825.0**	
Repurchase of bonds		**(300.0)**	
Decrease in bank and other borrowings		**(711.9)**	(78.0)
		389.0	(77.6)
Decrease in cash	16	**(7.1)**	(25.1)

+ Restated as set out in note 1.

1. Basis of preparation

The accounts are prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2001, consistently applied in all material respects, save for the adoption of Financial Reporting Standard 19 "Deferred Tax" (FRS 19) and Urgent Issues Task Force Abstract 28 "Operating Lease Incentives" (UITF 28), which now have effect.

The figures for the year ended 31 March 2001 have been extracted from the statutory accounts which have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985; the comparatives for the year ended 31 March 2001 have been restated to comply with FRS 19 and UITF 28.

Deferred Tax

Deferred tax assets and liabilities arise from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Previously, the Group's accounting policy was only to provide for deferred tax to the extent that liabilities or assets were expected to be payable or receivable in the forseeable future.

In accordance with FRS 19, deferred tax is now provided in respect of all timing differences that have originated, but not reversed, at the balance sheet date that may give rise to an obligation to pay more or less tax in the future. Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements. Deferred tax is measured on a non-discounted basis.

Operating Lease Incentives

Operating lease incentives include rent free periods and other incentives (such as contributions towards fitting out costs) given to lessees on entering into lease agreements. Previously, the Group's accounting policy was to recognise income as the rent fell due and to capitalise appropriate incentives.

In accordance with UITF 28 rent receivable in the period from lease commencement to the earlier of the first rent review to the prevailing market rate and the lease end date, is now spread evenly over that period. The cost of other incentives is spread on a straight-line basis over a similar period.

This has been applied to all lease incentives for leases commencing on or after 1 April 2000.

Basis of preparation (continued)

tatement

ıparatives have been restated to comply with UITF 28 and FRS 19 and the effects of the change in policy are summarised below:

	Operating profit £m	Share of joint venture operating profit £m	Taxation £m	Profit after taxation £m	Earnings per share: Basic pence	Earnings per share: Diluted pence	Investment properties £m	Shareholders' funds £m	Net asset value * per share: Basic pence	Net asset value * per share: Fully diluted pence
r ended 31 March 2002										
uding effects of UITF 28 d FRS 19	363.0	87.3	(4.2)	165.2	31.9	31.2	7,529.7	4,206.6	833	803
ɔts of UITF 28	0.6	1.3	(0.5)	1.4	0.3	0.2	(1.4)	2.6		
ɔts of FRS 19			(7.2)	(7.2)	(1.4)	(1.2)		(101.3)	(19)	(16)
ıtated	363.6	88.6	(11.9)	159.4	30.8	30.2	7,528.3	4,107.9	814	787
back FRS 19 ɔital allowances			7.2	7.2	1.3	1.3		98.8	19	16
ıdjusted	363.6	88.6	(4.7)	166.6	32.1	31.5	7,528.3	4,206.7	833	803

	Operating profit £m	Share of joint venture operating profit £m	Taxation £m	Profit after taxation £m	Earnings per share: Basic pence	Earnings per share: Diluted+ pence	Investment properties £m	Shareholders' funds £m	Net asset value * per share: Basic pence	Net asset value * per share: Fully diluted pence
r ended 31 March 2001										
uding effects of UITF 28 ıd FRS 19	372.5	75.8	(10.2)	75.3	14.5	14.5	7,150.4	4,005.0	802	774
cts of UITF 28	1.3	0.7	(0.8)	1.2	0.2	0.2	(4.5)	1.2		
cts of FRS 19			(15.3)	(15.3)	(2.9)	(2.9)		(91.7)	(18)	(15)
ıtated	373.8	76.5	(26.3)	61.2	11.8	11.8	7,145.9	3,914.5	784	759
back FRS 19 ɔital allowances			9.2	9.2	1.8	1.5		89.5	18	15
ıdjusted	373.8	76.5	(17.1)	70.4	13.6	13.3	7,145.9	4,004.0	802	774

Net Asset Value per share includes the external valuation surplus on development and trading properties.

ı effect of accounting for the conversion of convertible bonds has been excluded as it is anti-dilutive.

2. Other Income

Other income in the year ended 31 March 2001 included £15.3 million capital profit, net of costs, received from Standard Bank of South Africa when Standard Bank bought out the Group's rights to acquire a 29.7% stake in Liberty International PLC.

3. Profit on the disposal of fixed assets

	2002	2001
	£m	£m
British Land Group	**39.5**	28.4
Share of joint ventures	**(2.5)**	3.7
	37.0	32.1

The profit for the year includes £25.6m arising on the disposal of shares held in Haslemere N.V. The profit for the year ended 31 March 2001 included £14.6 million arising on the disposal of Selfridges shares.

4. Net interest payable

		2002	2001
		£m	£m
British Land Group			
Payable on:	bank loans and overdrafts	**41.4**	52.9
	other loans	**240.8**	222.4
		282.2	275.3
Deduct:	development cost element	**(5.9)**	(4.0)
		276.3	271.3
Receivable on:	deposits and securities	**(8.4)**	(5.7)
	loans to joint ventures	**(16.1)**	(16.0)
Total British Land Group		**251.8**	249.6
Share of joint ventures			
Interest payable on shareholder loans		**16.1**	16.0
Other interest payable (net)		**50.0**	45.7
Total share of joint ventures (note 9)		**66.1**	61.7
Net interest payable		**317.9**	311.3
Exceptional item (see below)			83.6

On 16 May 2002 the Company gave notice to redeem the 6.5% Convertible Bonds 2007. The bonds will be redeemed and cancelled on 24 June 2002. The company accelerated the amortisation of related issue costs to reflect this early redemption, resulting in an additional charge of £5.0m, together with associated transaction costs.

The repurchases of the £150m 12.5% Bonds 2016 and the £150m 8.875% Bonds 2023 were completed on 1 May 2001. Inclusive of costs, the pre-tax exceptional charge for the year ended 31 March 2001 was £83.6m (post tax charge: £74.6m).

5. Taxation

	2002 £m	2001 (restated) £m
Current tax		
UK corporation tax (30%)	5.6	20.4
Foreign tax	1.8	1.4
	7.4	21.8
Adjustments in respect of prior years	(13.5)	(7.3)
Total current tax	(6.1)	14.5
Deferred tax		
Origination and reversal of timing differences	22.0	6.5
Prior year items	(10.3)	
Total deferred tax	11.7	6.5
	5.6	21.0
Attributable to joint ventures	6.3	5.3
Total taxation - effective tax rate - 6.9% (2001 - 30%)	11.9	26.3

	2002 £m	2001 (restated) £m
Tax reconciliation		
Profit on ordinary activities	171.3	87.5
Less - Share of profit of joint ventures	(20.0)	(18.5)
Group profit on ordinary activities	151.3	69.0
Tax on profit on ordinary activities at UK corporation tax rate of 30%	45.4	20.7
Effects of:		
Capital allowances	(6.3)	(2.8)
Tax losses and other timing differences	(31.9)	7.9
Expenses not deductible for tax purposes	0.2	(4.0)
Adjustments in respect of prior years	(13.5)	(7.3)
Group current tax charge	(6.1)	14.5

Factors affecting future tax rate
The level of capital allowances and losses reduce the current tax charge below 30%. Capital allowances are claimed on eligible investment assets and calculated on the reducing balance. The availability of further capital allowances will depend, inter alia, on the timing of the Group's development programme. In addition where assets are sold out of the British Land Group the gain arising will initially be set off against capital losses and so such sales may reduce the tax rate.

Contingent tax
Unprovided further taxation which might become payable if the Group's investments and properties were sold at open market value is estimated at £510m (2001 - £550m). Tax losses, which have not been recognised in the Balance Sheet, have reduced the contingent tax by approximately £100m.

This unprovided taxation is stated after taking account of the FRS 19 capital allowance deferred tax provision of £83m (2001 - £77m) recorded in the Balance Sheet.

6. Ordinary dividends

	2002 pence	2001 pence	2002 £m	2001 £m
Interim	**3.80**	3.60	**19.7**	18.7
Proposed final	**8.60**	7.90	**44.6**	40.9
Total for year	**12.40**	11.50	**64.3**	59.6

The final dividend of 8.6 pence will be paid on 21 August 2002 to shareholders on the register at the close of business on 26 July 2002. The interim dividend was paid on 20 February 2002.

7. Earnings per share

Basic and diluted earnings per share are calculated on the profit on ordinary activities after taxation and on the weighted average number of shares in issue during the year as shown below:

	2002		2001	
	Weighted average number of shares m	**Profit after taxation £m**	Weighted average number of shares m	Profit after taxation (restated) £m
Earnings per share				
Basic	**518.3**	**159.4**	518.1	61.2
Diluted	**596.4**	**180.4**	596.2	82.2

	2002		2001	
	Weighted average number of shares m	**Profit after taxation £m**	Weighted average number of shares m	Profit after taxation (restated) £m
Adjusted earnings per share				
Basic	**518.3**	**166.6**	518.1	70.4
Diluted	**596.4**	**187.6**	596.2	91.4

Adjusted earnings per share are calculated by excluding the post tax profit adjustment of £7.2m (2001 - £9.2m) which is the effect of the deferred tax charge relating to capital allowances, as described in note 1.

8. Investment, development and trading properties

	Freehold £m	Leasehold Long £m	Leasehold Short £m	Total £m
Investment and development properties				
Valuation and cost 1 April 2001	6,965.9	184.5		**7,150.4**
Adjustment for UITF 28	(4.5)			**(4.5)**
Restated valuation and cost 1 April 2001	6,961.4	184.5		**7,145.9**
Additions	387.9	98.6		**486.5**
Disposals	(161.4)			**(161.4)**
Exchange fluctuations	(1.6)			**(1.6)**
Revaluation	53.2	5.7		**58.9**
Valuation and cost 31 March 2002	**7,239.5**	**288.8**		**7,528.3**
Trading properties				
At lower of cost and net realisable value 31 March 2002	37.2	8.0	1.8	**47.0**
External valuation surplus on development and trading properties				**108.6**
Total investment, development and trading properties				7,683.9

Investment, development and trading properties were valued by the following external valuers on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors:

		£m
United Kingdom:	Atis Real Weatheralls	**7,626.1**
Republic of Ireland:	Jones Lang LaSalle	**64.5**
Netherlands:	CB Richard Ellis B.V.	**1.0**
		7,691.6
Adjustment for UITF 28 - lease incentives		**(7.7)**
Total investment, development and trading properties		**7,683.9**

	£m
Total external valuation surplus on development and trading properties	
British Land Group	**108.6**
Share of joint ventures	**5.5**
	114.1

	2002 £m	2001 (restated) £m
Total properties including share of joint ventures		
Investment and development properties	**7,528.3**	7,145.9
Trading properties	**47.0**	53.3
Share of joint venture properties	**1,601.3**	1,506.8
External valuation surplus on development and trading properties	**114.1**	149.4
	9,290.7	8,855.4

9 Joint ventures

	The Public House Company Ltd	BL Universal PLC	BL Rank Properties Ltd	BL Fraser Ltd	BLT Properties Ltd
All joint ventures are held equally on a 50:50 basis					
Partners	Scottish & Newcastle plc	GUS plc	The Rank Group plc	House of Fraser plc	Tesco plc
Date established	April 1995	February 1997	August 1997	July 1999	November 1996
Accounting year end	31 March	31 March	31 December	27 January	20 December
Summarised profit and loss accounts	£m	£m	£m	£m	£m
Gross rental income	11.9	62.4	10.9	14.6	16.2
Net rental income	11.7	54.2	10.9	14.4	15.9
Other expenditure	(0.5)	(0.9)	(0.4)	(0.3)	
Operating profit	11.2	53.3	10.5	14.1	15.9
Disposal of fixed assets	5.8	(2.5)	(7.8)		
Net interest - external	(5.7)	(23.8)	(7.3)	(9.7)	(9.9)
- shareholders		(20.2)	(3.1)	(2.9)	(1.4)
Net interest (payable) receivable	(5.7)	(44.0)	(10.4)	(12.6)	(11.3)
Profit (loss) before tax	11.3	6.8	(7.7)	1.5	4.6
Tax	(1.0)	(2.1)		(0.5)	(1.2)
Profit (loss) after tax	10.3	4.7	(7.7)	1.0	3.4
Summarised statements of recognised gains and losses					
Profit (loss) retained for the year	10.3	4.7	(7.7)	1.0	3.4
Unrealised surplus (deficit) on revaluation	5.5	(15.7)	(2.3)	8.4	24.8
Prior year adjustment	(7.2)	(3.9)	(0.2)	(4.5)	(0.4)
Total return	8.6	(14.9)	(10.2)	4.9	27.8
Summarised balance sheets					
Investment properties at valuation	156.2	812.6	111.6	209.6	238.3
Development and trading properties at cost					
Total properties	156.2	812.6	111.6	209.6	238.3
Current assets	13.5	36.4	20.6	2.5	13.7
Gross assets	169.7	849.0	132.2	212.1	252.0
Current liabilities	(5.2)	(57.6)	(8.3)	(4.0)	(10.8)
Bank debt falling due within one year	(3.0)				
Bank debt falling due after one year	(85.0)	(45.0)	(92.3)	(139.0)	(130.9)
Debentures		(295.1)			
Deferred tax	(7.5)	(4.9)	(0.2)	(5.0)	(0.5)
Gross liabilities	(100.7)	(402.6)	(100.8)	(148.0)	(142.2)
Net external assets	69.0	446.4	31.4	64.1	109.8
Represented by:					
Shareholder loans		227.0	39.6	53.1	18.3
Ordinary shareholders' funds / Partners' capital	69.0	219.4	(8.2)	11.0	91.5
Total investment	69.0	446.4	31.4	64.1	109.8
Capital commitments		6.6			
Contingent liabilities	4.6	41.0		2.2	15.0

9 Joint ventures (continued)

	Tesco BL Holdings Ltd	BL West companies	London and Henley Holdings Ltd	Cherrywood Properties Ltd (Rep of Ireland)	BL + Davidson Group
All joint ventures are held equally on a 50:50 basis					
Partners	Tesco plc	West LB, Westimmo, and Provinzial	Security Capital European Realty	Dunloe Ewart plc	Manny Davidson, his family & trusts
Date established	November 1999	September 2000	December 2000	April 1999	September 2001
Accounting year end	20 December	31 December	31 March	31 December	31 December
Summarised profit and loss accounts	£m	£m	£m	£m	£m
Gross rental income	21.6	23.9	11.5	0.8	9.5
Net rental income	21.1	23.0	7.6	0.7	7.9
Other expenditure	(0.4)	(0.4)	(0.4)	(0.1)	(0.8)
Operating profit	20.7	22.6	7.2	0.6	7.1
Disposal of fixed assets			(0.4)		(0.1)
Net interest - external	(14.6)	(18.5)	(7.6)	0.1	(1.4)
- shareholders					(4.2)
Net interest (payable) receivable	(14.6)	(18.5)	(7.6)	0.1	(5.6)
Profit (loss) before tax	6.1	4.1	(0.8)	0.7	1.4
Tax	(1.9)	(1.3)		(0.2)	(0.6)
Profit (loss) after tax	4.2	2.8	(0.8)	0.5	0.8
Summarised statements of recognised gains and losses					
Profit (loss) retained for the year	4.2	2.8	(0.8)	0.5	0.8
Unrealised surplus (deficit) on revaluation	15.6	(1.9)	11.5		5.9
Prior year adjustment	(0.2)	(1.0)		0.3	
Total return	19.6	(0.1)	10.7	0.8	6.7
Summarised balance sheets					
Investment properties at valuation	345.1	365.2	174.8		415.8
Development and trading properties at cost			0.6	78.4	41.4
Total properties	345.1	365.2	175.4	78.4	457.2
Current assets	5.4	15.3	10.9	5.3	28.0
Gross assets	350.5	380.5	186.3	83.7	485.2
Current liabilities *	(7.2)	(11.5)	(8.3)	(15.7)	(60.6)
Bank debt falling due within one year					(5.6)
Bank debt falling due after one year	(209.4)	(263.9)	(113.4)		(131.1)
Debentures					(132.3)
Deferred tax	(0.4)	(1.2)		(0.1)	(4.5)
Gross liabilities	(217.0)	(276.6)	(121.7)	(15.8)	(334.1)
Net external assets	133.5	103.9	64.6	67.9	151.1
Represented by:					
Shareholder loans	89.6		26.4	36.9	10.0
Ordinary shareholders' funds / Partners' capital	43.9	103.9	38.2	31.0	141.1
Total investment	133.5	103.9	64.6	67.9	151.1
Capital commitments	0.7				20.8
Contingent liabilities	7.0	2.1	17.5		43.1

+ BL Davidson results reflect the refinancing which took place in January 2002.

9 **Joint ventures (continued)**

	BVP Group	Other Joint Ventures	British Land Share	2001 Comparative (restated)
All joint ventures are held equally on a 50:50 basis				
Partners	ProLogis Developments Ltd			
Date established	June 1999			
Accounting year end	31 March			
Summarised profit and loss accounts	£m	£m	£m	£m
Gross rental income	4.3	9.4	98.5	85.5
Net rental income	4.3	8.9	90.3	79.5
Other expenditure	(0.2)	1.0	(1.7)	(3.0)
Operating profit	4.1	9.9	88.6	76.5
Disposal of fixed assets			(2.5)	3.7
Net interest - external	(2.3)	0.7	(50.0)	(45.7)
- shareholders		(0.4)	(16.1)	(16.0)
Net interest (payable) receivable	(2.3)	0.3	(66.1)	(61.7)
Profit (loss) before tax	1.8	10.2	20.0	18.5
Tax	(0.7)	(3.1)	(6.3)	(5.3)
Profit (loss) after tax	1.1	7.1	13.7	13.2
Summarised statements of recognised gains and losses				
Profit (loss) retained for the year	1.1	7.1	13.7	13.2
Unrealised surplus (deficit) on revaluation	23.1	8.5	41.7	8.0
Prior year adjustment	0.3		(8.4)	
Total return	24.5	15.6	47.0	21.2
Summarised balance sheets				
Investment properties at valuation	79.4	111.8	1,510.2	1,433.1
Development and trading properties at cost	12.4	49.4	91.1	73.7
Total properties	91.8	161.2	1,601.3	1,506.8
Current assets	5.7	19.3	88.3	73.8
Gross assets	97.5	180.5	1,689.6	1,580.6
Current liabilities *	(7.3)	(11.7)	(104.1)	(84.3)
Bank debt falling due within one year	(1.2)		(4.9)	(2.5)
Bank debt falling due after one year	(44.5)		(627.3)	(632.9)
Debentures			(213.7)	(147.4)
Deferred tax	(0.4)	(0.2)	(12.4)	(9.3)
Gross liabilities	(53.4)	(11.9)	(962.4)	(876.4)
Net external assets	44.1	168.6	727.2	704.2
Represented by:				
Shareholder loans	11.9	75.0	293.9	321.9
Ordinary shareholders' funds / Partners' capital	32.2	93.6	433.3	382.3
Total investment	44.1	168.6	727.2	704.2
Capital commitments	3.7	80.5	56.2	50.4
Contingent liabilities	12.0	3.0	73.8	40.0

* British Land's share of negative goodwill is included in Current Liabilities, and amounts in total to £23.3m.

9 Joint ventures (continued)

The movement for the year

	Equity £m	Loans £m	Total £m
At 1 April 2001	390.8	321.9	**712.7**
Prior year adjustment	(8.5)		**(8.5)**
Restated at 1 April 2001	382.3	321.9	**704.2**
Additions	58.0	108.5	**166.5**
Purchase of remaining partnership interest	(30.3)		**(30.3)**
Repayment of loans		(136.5)	**(136.5)**
Share of profit attributable to joint ventures	13.7		**13.7**
Dividends received from joint ventures	(25.2)		**(25.2)**
Disposals	(14.0)		**(14.0)**
Revaluation	48.8		**48.8**
At 31 March 2002	433.3	293.9	**727.2**

The Group's share of joint venture external net debt is £791.6m (2001 - £735.5m). The amount guaranteed by British Land is £33.0m (2001 - £33.0m).

The Group's share of the market value of the debt and derivatives as at 31 March 2002 was £16.8m more than the Group's share of the book value (2001 - £18.4m).

The Group's share of joint venture properties as at 31 March 2002 was £1,601.3m (2001 - £1,506.8m).

All companies are property investment companies registered in England and Wales unless otherwise stated.

10 Other investments

	£m
At 1 April 2001	**73.7**
Additions	**8.5**
Disposals	**(69.7)**
Revaluations	**(0.1)**
At 31 March 2002	**12.4**

During the year the group disposed of its entire holding of 2,390,141 ordinary shares in Haslemere N.V. for £93.1m. For the year ended 31 March 2002 dividends and interest from other investments amounted to £5.1m (2001 - £7.9m).

11 Debtors

	2002 £m	2001 (restated) £m
Trade debtors	**25.5**	97.1
Amounts owed by joint ventures	**8.6**	20.0
Prepayments and accrued income	**11.5**	31.2
	45.6	148.3

12. Other creditors due within one year

	2002 £m	2001 (restated) £m
Debentures and loans *	45.4	35.8
Overdrafts *	4.3	6.0
Bank loans *	74.2	248.0
Trade creditors	45.7	57.1
Corporation tax	33.4	36.7
Other taxation and social security	12.0	12.7
Accruals and deferred income	186.9	268.8
Proposed final dividend	44.6	40.9
	446.5	706.0

13. Creditors due after one year

	2002 £m	2001 £m
Debentures and loans *	3,451.8	2,417.1
Bank loans *	161.9	640.2
	3,613.7	3,057.3

14. Provisions for liabilities and charges

	2002 £m	2001 (restated) £m
At 1 April 2001	77.9	71.4
Adjustments in respect of prior years	(10.3)	
Charged to profit and loss account	22.0	6.5
At 31 March 2002	89.6	77.9
Deferred tax is provided as follows:		
Capital allowances	86.4	80.2
Other timing differences	3.2	(2.3)
	89.6	77.9

The deferred tax liability relates primarily to capital allowances claimed on plant and machinery within investment properties. When a property is sold and the agreed disposal value for this plant and machinery is less than original cost, there is a release of the surplus part of the provision. The entire amount of the capital allowance provision would be expected to be released on sale.

* See Maturity Analysis of Net Debt - note 15.

15. Net debt

	2002 £m	2001 £m
Secured on the assets of the Group		
+ 6.5055% Secured Notes 2038	**97.7**	97.6
+ 5.920% Secured Notes 2035	**59.2**	
8.875% First Mortgage Debenture Bonds 2035	**246.6**	246.5
9.375% First Mortgage Debenture Stock 2028	**197.2**	197.1
+ 7.743% Secured Notes 2025	**19.6**	
10.5% First Mortgage Debenture Stock 2019/24	**12.6**	12.6
11.375% First Mortgage Debenture Stock 2019/24	**20.4**	20.4
+ 5.66% 135 Bishopsgate Securitisation 2018	**1.9**	1.8
+ 8.49% 135 Bishopsgate Securitisation 2018	**7.1**	7.1
	662.3	583.1
Unsecured		
+ Class A1 5.260% Unsecured Notes 2035	**542.8**	
+ Class B 5.793% Unsecured Notes 2035	**88.9**	
+ Class C Fixed Rate Unsecured Notes 2035	**74.0**	
+ Class C2 6.4515% Unsecured Notes 2032	**73.3**	73.2
+ Class B 6.0875% Unsecured Notes 2031	**219.8**	219.6
+ Class A3 5.7125% Unsecured Notes 2031	**146.5**	146.4
+ Class A2 5.67% Unsecured Notes 2029	**291.9**	295.7
+ Class A2 (C) 6.457% Unsecured Notes 2025	**157.0**	
+ Class B2 6.998% Unsecured Notes 2025	**205.5**	
+ Class B3 7.243% Unsecured Notes 2025	**20.6**	
+ Class A1 Fixed Rate Unsecured Notes 2024	**317.5**	317.2
** 8.875% Bonds 2023		147.6
+ 5.66% 135 Bishopsgate Securitisation 2018	**24.3**	25.2
+ 8.49% 135 Bishopsgate Securitisation 2018	**94.5**	97.2
+ Class A1 6.389% Unsecured Notes 2016	**63.3**	
** 12.5% Bonds 2016		150.0
+ Class B1 7.017% Unsecured Notes 2016	**97.0**	
+ Class C1 6.7446% Unsecured Notes 2014	**171.0**	170.8
+ Class D Fixed / Floating Rate Unsecured Notes 2014	**98.2**	127.4
+ Class A2 5.555% Unsecured Notes 2013	**49.3**	
10.25% Bonds 2012	**1.7**	1.7
* 7.35% Senior US Dollar Notes 2007	**97.8**	97.8
Bank loans and overdrafts	**240.4**	894.2
	3,075.3	2,764.0
Convertible Bonds		
6% Subordinated Irredeemable Convertible Bonds	**146.7**	146.6
*** 6.5% Convertible Bonds 2007	**323.0**	317.3
	469.7	463.9
Gross debt	**4,207.3**	3,811.0
Cash and deposits	**(366.9)**	(94.2)
Net debt	**3,840.4**	3,716.8

+ These borrowings are obligations of ringfenced, default remote, special purpose companies, with no recourse to other companies or assets in the Group.

* These borrowings have been hedged into Sterling since the date of issue.

** These bonds were repurchased on 1 May 2001 (Note 4).

*** Notice has been given to redeem and cancel these bonds on 24 June 2002.

15. Net debt (continued)

Interest rate profile - including effect of derivatives	**2002 £m**	2001 £m
Fixed rate	**3,541.2**	3,095.1
Capped rate	**100.0**	200.0
Variable rate (net of cash)	**199.2**	421.7
Net debt	**3,840.4**	3,716.8

All the above debt is effectively Sterling except for £101.0m (2001 - £160.2m) of Euro debt of which £72.7m (2001 - £108.4m) is fixed and the balance floating. At 31 March 2002 the weighted average interest rate of the Sterling fixed rate debt is 6.84% (2001 - 7.13%). The weighted average period for which the rate is fixed is 21.6 years. The Irredeemable Convertible Bond is treated as having a life of 100 years for this calculation. The weighted average interest rate for the Euro fixed rate debt is 3.85% and the weighted average period for which the rate is fixed is 2.3 years. The floating rate debt is set for periods of the Company's choosing at the relevant LIBOR (or similar) rate.

Total borrowings where any instalments are due after 31 March 2007 is £2,915.0m (2006 - £1,614.9m).

		2002 £m	2001 £m
Maturity analysis of net debt			
Repayable:			
within one year and on demand		**446.9**	289.8
between:	one and two years	**151.1**	283.1
	two and five years	**324.9**	509.4
	five and ten years	**365.0**	637.3
	ten and fifteen years	**418.3**	381.0
	fifteen and twenty years	**459.9**	197.6
	twenty and twenty five years	**630.7**	382.2
	twenty five and thirty years	**845.8**	555.9
	thirty and thirty five years	**418.0**	428.1
Irredeemable		**146.7**	146.6
Gross debt		**4,207.3**	3,811.0
Cash		**(20.4)**	(29.2)
Term deposits		**(346.5)**	(65.0)
Total cash and deposits		**(366.9)**	(94.2)
Net debt		**3,840.4**	3,716.8

Maturity of committed undrawn borrowing facilities			
Expiring:			
Within one year		**437.1**	239.5
between:	one and two years	**161.8**	219.5
	two and three years	**402.5**	81.8
	three and four years	**425.0**	252.5
	four and five years	**215.0**	360.0
	over five years	**37.7**	75.4
Total		**1,679.1**	1,228.7

15. Net debt (continued)

Comparison of market values and book values

	2002			2001		
	Market Value £m	Book Value £m	Difference £m	Market Value £m	Book Value £m	Difference £m
Fixed rate debt						
Securitised debt	3,009.2	2,920.9	88.3	1,658.0	1,579.2	78.8
Other fixed rate debt	729.1	576.3	152.8	1,105.5	977.6	127.9
Convertible debt	492.8	469.7	23.1	492.5	463.9	28.6
Bank debt (net)	240.4	240.4		894.2	894.2	
Cash and deposits	(366.9)	(366.9)		(94.2)	(94.2)	
	4,104.6	3,840.4	264.2	4,056.0	3,820.7	235.3
Derivatives						
- unrecognised gains	(4.4)		(4.4)	(49.0)	(20.3)	(28.7)
- unrecognised losses	44.1		44.1	25.4		25.4
	39.7		39.7	(23.6)	(20.3)	(3.3)
Total*	4,144.3	3,840.4	303.9	4,032.4	3,800.4	232.0

* At 31 March 2001, this included the accrual of £83.6m for the premium payable (net of the profit on the close out of associated derivatives of £20.3m) on the repurchase of the unsecured bonds (£150m 12.5% Bonds 2016 and the £150m 8.875% Bonds 2023) which was included in the accounts for the year to 31 March 2001 (see Note 4).

The market value and difference are shown before any tax relief. The difference between book value and market value on the convertibles arises principally from the British Land share price.

In accordance with Accounting Standards the book value of debt is par value net of amortised issue costs. Short term debtors and creditors have been excluded from the disclosures (other than the currency disclosures). The valuations of the Broadgate and Meadowhall Notes have been undertaken by Morgan Stanley. The valuations of 135 Bishopsgate Securitisations 2018 have been undertaken by The Royal Bank of Scotland. The valuations of other fixed rate debt and convertible debt have been undertaken by UBS Warburg. The bank debt has been valued assuming it could be renegotiated at contracted margins. The derivatives have been valued by the independent treasury advisor Record Currency Management.

The Group uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

Net gains of £4.8m (2001 - £33.9m) were recognised in the current year, comprising gains of £17.7m (2001 - £118.5m) and losses of £12.9m (2001 - £84.6m).

Of the unrecognised amount at 31 March 2002, £nil gains and £1.2m of losses are expected to be realised in the next financial year (2001 - £0.1m; £nil) and the balance in subsequent years.

15. Net debt (continued)

6% Subordinated Irredeemable Convertible Bonds

The £150 million 6% Subordinated Irredeemable Convertible Bonds carry a Bondholder conversion right exercisable at any time into Ordinary Shares of the Company at 500p (2001 - 500p) per share. The Company has the right to redeem, at its discretion, the Bonds at par if after 9 April 2001 the average ordinary share price attains 130% of the conversion price for a 30 day period and after 9th April 2008 without conditions. The Company has the right to redeem the remaining Bonds where 75% of the Bonds have been converted or purchased or cancelled. If the Company elects to redeem the Bonds, Bondholders have the right to convert into the underlying Ordinary Shares. The Company has an option to exchange the Bonds for 6% Convertible Preference Shares with the same conversion terms. The Company has a further option to exchange the preference shares back to convertible bonds after these preference shares have been in issue for six months. On conversion of the entire issue into Ordinary Shares of the Company 30.0 million Ordinary Shares would be issued.

6.5% Convertible Bonds 2007

The £323 million 6.5% Convertible Bonds 2007 carry a Bondholder right of conversion, exercisable at any time, into Ordinary Shares of the company at 672p (2001 - 672p) per share. The Company has the right to redeem, at its discretion, all or part of the Bonds at par on or after 17 June 2002. The Company has the right to redeem the remaining Bonds where 75% of the Bonds have been converted or purchased or cancelled. If the Company elects to redeem the Bonds, Bondholders have the right to elect for conversion into the underlying Ordinary Shares. On conversion of the entire issue into Ordinary Shares of the Company 48.1 million Ordinary Shares would be issued.

On 16 May 2002 the Company gave notice to redeem the Bonds. The Bonds will be redeemed and cancelled on 24 June 2002 and have therefore been classified as Creditors due within one year.

16. Notes to the cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities

	2000 £m	2000 (restated) £m
Operating profit	**363.6**	373.8
Dividends received	**(5.1)**	(6.8)
Depreciation	**1.3**	0.6
Decrease in trading properties	**6.3**	15.7
Decrease (increase) in debtors	**4.9**	(29.4)
Increase in creditors	**11.4**	26.4
Net cash inflow from operating activities	**382.4**	380.3

Analysis of Group net debt

	1 April 2001 £m	Cash flow £m	Non cash movements £m	31 March 2002 £m
Cash at bank	(29.2)	8.8		**(20.4)**
Overdraft	6.0	(1.7)		**4.3**
Net cash per cash flow statement	(23.2)	7.1		**(16.1)**
Term debt	3,341.1	388.1	4.1	**3,733.3**
Convertible Bonds	463.9		5.8	**469.7**
Term deposits	(65.0)	(281.5)		**(346.5)**
Group net debt	**3,716.8**	**113.7**	**9.9**	**3,840.4**

Reconciliation of net cash flow to movement in Group net debt

	2001 £m	2000 £m
Brought forward	**3,716.8**	3,762.3
Movement in net debt in the year		
Decrease in cash	**7.1**	25.1
Cash inflow (outflow) from movement in debt	**388.1**	(78.0)
Cash outflow from term deposits	**(281.5)**	(1.0)
Changes resulting from cash flows	**113.7**	(53.9)
Other non cash movements	**9.9**	8.4
	123.6	(45.5)
Carried forward	**3,840.4**	3,716.8

17. Net Asset Value per share

	Shares m	31 March 2002 Adjusted Net Assets £m	31 March 2002 Net Assets £m	Shares m	31 March 2001 Adjusted Net Assets £m	31 March 2001 Net Assets (restated) £m
Net Asset Value (undiluted)						
Shareholders' funds as shown on balance sheet	518.4	4,107.9	4,107.9	518.2	3,914.5	3,914.5
FRS 19 capital allowance effects — British Land Group		86.4			80.2	
Share of joint ventures		12.4			9.3	
		98.8			89.5	
Total external valuation surplus on development and trading properties (note 8)		114.1	114.1		149.4	149.4
Net assets attributable to ordinary shares		4,320.8	4,222.0		4,153.4	4,063.9
Net Asset Value per share (undiluted)		833 p	814 p		802 p	784 p
Fully diluted Net Asset Value						
Net assets attributable to ordinary shares	518.4	4,320.8	4,222.0	518.2	4,153.4	4,063.9
Adjust to fully diluted on conversion of:						
6% Irredeemable Convertible Bonds	30.0	146.7	146.7	30.0	146.6	146.6
6.5% Convertible Bonds 2007	48.1	323.0	323.0	48.1	317.3	317.3
Net assets attributable to fully diluted ordinary shares	596.5	4,790.5	4,691.7	596.3	4,617.3	4,527.8
Fully diluted Net Asset Value per share		803 p	787 p		774 p	759 p

The adjusted NAV includes the surplus of the external valuation over the book value of both development and trading properties after adding back the FRS 19 deferred tax capital allowance provision (as described in note 14) which is not expected to arise.

18. Reserves

	Share premium £m	Other reserves £m	Revaluation reserve £m	Profit and loss account £m	Total £m
At 1 April 2001	1,105.3	(1.9)	2,092.1	679.9	**3,875.4**
Prior year adjustment (see note 1)				(90.5)	**(90.5)**
Restated at 1 April 2001	1,105.3	(1.9)	2,092.1	589.4	**3,784.9**
Issues	0.9				**0.9**
Retained profit for the year				95.1	**95.1**
Realisation of prior year revaluations			(33.6)	33.6	
Current year revaluation			107.6		**107.6**
Taxation on realisation of prior year revaluations				(9.7)	**(9.7)**
Exchange movements on net investments		(3.5)	(1.1)	4.1	**(0.5)**
At 31 March 2002	**1,106.2**	**(5.4)**	**2,165.0**	**712.5**	**3,978.3**

19. Contingent liabilities

Contingent liabilities of the Parent for guarantees to third parties amounted to £33.0m (2001 - £33.0m).

20. Capital commitments

	2002 £m	2001 £m
British Land	**419.7**	374.6
Share of joint ventures (note 9)	**56.2**	50.4
	475.9	425.0

ESTABLISHED IN 1856
10 CORNWALL TERRACE REGENT'S PARK LONDON NW1 4QP TELEPHONE 020 7486 4466 FAX 020 7935 5552

PRESS RELEASE

17th May, 2002

ANNUAL GENERAL MEETING 2002

The Board of The British Land Company PLC announces that it has received a further letter from a Director of LIL Investments No. 1 Limited, a company based in the Isle of Man, enclosing a requisition notice requiring a further resolution in the form below to be placed before shareholders at the Company's Annual General Meeting. The Board has noted the proposal and intends to publish its response in advance of the AGM, expected to be held in July.

"ORDINARY RESOLUTION

THAT the directors of the Company are urged to formulate proposals to be put to the ordinary shareholders of the Company by which they are presented with an option that a substantial proportion of the long term investment assets of the Company are managed under contract by professional property managers."

Contacts

The British Land Company PLC:
John Ritblat, Chairman and Chief Executive — tel: 020 7467 2829/2831
John Weston Smith, Chief Operating Officer — tel: 020 7467 2899

Finsbury:
Edward Orlebar — tel: 020 7251 3801

10 CORNWALL TERRACE REGENT'S PARK LONDON NW1 4QP TELEPHONE 020 7486 4466 FAX 020 7935 5552

PRESS RELEASE

16 May 2002

The British Land Company PLC

6.5% Convertible Bonds due 2007 – Notice of early redemption at the option of the Company

British Land announces that notice is being given today to Bondholders to redeem the 6.5% Convertible Bonds due 2007.

In accordance with Condition 7(c) of the Terms and Conditions of the Bonds the Company has elected to redeem and cancel all of the outstanding Bonds on 24 June 2002 (the "Redemption Date") at their principal amount together with interest accrued to the Redemption Date.

As of the date of the notice, the aggregate principal amount of the Bonds outstanding is £323,000,000. The number of ordinary shares that would be issued on conversion is 48.1 million at a conversion price of 672p per share.

Nick Ritblat, Director, said, "The refinancing of the Convertible Bonds from the Company's existing committed facilities continues British Land's strategy of actively managing its liabilities. It will create an interest saving of £5.3 million on an annualised basis and will further reduce the Group's pro forma overall cost of debt from 6.62% to 6.50%".

Contacts:

The British Land Company PLC Tel: 020 7486 4466
Nick Ritblat, Director
Peter Clarke, Head of Asset Management

Finsbury Tel: 020 7251 3801
Faeth Finnemore
Edward Orlebar

10 CORNWALL TERRACE REGENT'S PARK LONDON NW1 4QP TELEPHONE 020 7486 4466 FAX 020 7935 5552

PRESS RELEASE

23rd April 2002

ANNUAL GENERAL MEETING 2002

The Board of The British Land Company PLC announces that it has received a letter from a Director of LIL Investments No. 1 Limited, a company based in the Isle of Man, enclosing a requisition notice in the form attached, requiring two resolutions to be placed before shareholders at the Company's Annual General Meeting. The Board has noted the proposals and intends to publish its response in advance of the AGM, expected to be held in July.

Contacts

The British Land Company PLC:

J H Weston Smith, Chief Operating Officer	tel: 020 7467 2899
A Braine, Group Secretary	tel: 020 7467 2821

Finsbury:

Edward Orlebar	tel: 020 7251 3801

Following is the text of the notice received on 22nd April 2002:

"Stanley House
7-9 Market Hill
Douglas
Isle of Man
IM1 2BF

The Board of Directors
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
London
NW1 4QP
United Kingdom

22nd April 2002

Dear Sirs

We, the undersigned, being not less than 100 members holding ordinary shares of 25p each of The British Land Company PLC (the **"Company"**) on which there has been paid up an average sum, per member, of not less than £100, hereby require you, in accordance with section 376 of the Companies Act 1985, to give to members of the Company entitled to receive notice of the next annual general meeting notice of the following ordinary resolutions being resolutions which may properly be moved and are intended to be moved at that meeting:

ORDINARY RESOLUTIONS

1. "THAT", in order to afford shareholders of the Company the opportunity to consider and, if thought fit, approve proposals for the repurchase of some of the ordinary share capital of the Company:

    (A) the directors of the Company are urged to formulate and then submit to shareholders for approval, proposals under which the Company would invite all ordinary shareholders to tender their shares for repurchase and cancellation by the Company, and under which the Company will accept all such tenders (pro rata to the number of shares tendered by each ordinary shareholder, subject to modification to take account of any fraction which would otherwise arise) subject to a maximum of 10 per cent. of all the Company's issued ordinary shares at a price per ordinary share of either:

        (i) not less than 700p; or

(ii) an amount equal to 90 per cent. of the diluted net asset value per share;

whichever is the higher;

(B) the directors be urged to place such proposals before shareholders no later than three months after the adoption of this resolution; and

(C) for the purpose of this resolution, and resolution 2 below, "diluted net asset value per share" shall mean the fully diluted net asset value per share calculated in accordance with and using the same accounting policies and practices as set out in note 18 of the annual report and accounts of the Company for the year ended 31st March 2001 and which for the avoidance of doubt is 774p for the year ended 31st March 2001.

2. THAT, to further allow shareholders of the Company the opportunity to consider and, if thought fit, approve proposals for the repurchase of some of the ordinary share capital of the Company:

(A) the directors of the Company are urged to formulate and then submit to shareholders for approval proposals under which the Company would invite all ordinary shareholders to tender their shares for repurchase and cancellation by the Company on a twice yearly basis, if, in the four weeks immediately preceding each financial year end (currently 31st March) and each financial half-year end (currently 30th September), the Company's ordinary shares were trading at an average price equal to a discount to diluted net asset value per share of 15 per cent. or more, in which case, the Company will accept, from time to time, all such tenders (pro rata to the number of shares tendered by each ordinary shareholder, subject to modification to take into account of any fraction which would otherwise arise) subject to a maximum of 10 per cent. of all the Company's issued ordinary shares at that time, at a price per ordinary share not less than an amount per share equal to 90 per cent. of the diluted net asset value per share; and

(B) the directors be urged to place such proposals before shareholders by no later than three months after the adoption of this resolution."

We hereby tender a cheque in the sum of £5,000, being a sum reasonably sufficient to meet the Company's expenses in giving effect to this requisition. We request that you notify us of the amount of the Company's expenses required to be borne by us pursuant to section 376 of the Companies Act 1985 and would expect you to refund the amount, if any, by which £5,000 exceeds those expenses and we will pay any further reasonable amount which may be necessary.

Signed by:

____

A Pegge
Director

____

C Bruce
Director

LIL Investments No 1 Limited
LIL Investments No 2 Limited
LIL Investments No 3 Limited
LIL Investments No 4 Limited
LIL Investments No 5 Limited
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LIL Investments No 25 Limited
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LIL Investments No 27 Limited
LIL Investments No 28 Limited
LIL Investments No 29 Limited
LIL Investments No 30 Limited
LIL Investments No 31 Limited
LIL Investments No 32 Limited
LIL Investments No 33 Limited
LIL Investments No 34 Limited
LIL Investments No 35 Limited
LIL Investments No 36 Limited
LIL Investments No 37 Limited

LIL Investments No 38 Limited
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LIL Investments No 49 Limited
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LIL Investments No 88 Limited
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LIL Investments No 105 Limited

All of : Stanley House
7-9 Market Hill
Douglas
Isle of Man
IM1 2BF "

END